Exhibit 99.2

THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR IMMEDIATE ATTENTION.   If you are in any doubt about how to deal with this document, you should contact your broker, financial adviser or legal adviser immediately.  Brookfield Infrastructure Partners L.P.  Bidder's Statement Recommended Offer by:  Brookfield Infrastructure Partners L.P. to purchase all your stapled securities in: the Prime Infrastructure Group For each Prime Security you will receive 0.24 BIP Interests AS STATED IN THE TARGET'S STATEMENT, THE INDEPENDENT PRIME DIRECTORS RECOMMEND YOU ACCEPT THE OFFER IN THE ABSENCE OF A SUPERIOR PROPOSAL AND MAINTAIN THIS RECOMMENDATION EVEN IF THE SCHEMES ARE UNSUCCESSFUL.  As also stated in the Target's Statement, the independent Prime Directors have also indicated that they believe that the Schemes will, if approved, provide a better outcome for Prime Securityholders than the Offer and accordingly recommend that you also vote in favour of the Schemes, in the absence of a Superior Proposal.    The Offer is dated 4 October 2010 and will close at 7.00pm (Sydney time) on 25 November 2010, unless extended or withdrawn.     Target's Statement Prime Infrastructure Holdings Ltd (ABN 61 100 364 234)   Prime Infrastructure RE Ltd (ABN 67 099 717 638)  as responsible entity of Prime Infrastructure Trust (ARSN 100 375 479) and Prime Infrastructure Trust 2 (ARSN 108 288 204)  THIS TARGET'S STATEMENT HAS BEEN ISSUED IN RESPONSE TO THE OFF MARKET TAKEOVER BID MADE BY BROOKFIELD INFRASTRUCTURE PARTNERS L.P., THROUGH ITS GENERAL PARTNER, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED, FOR ALL OF YOUR SECURITIES IN PRIME INFRASTRUCTURE GROUP.   YOUR INDEPENDENT PRIME DIRECTORS UNANIMOUSLY RECOMMEND THAT YOU ACCEPT THE TAKEOVER OFFER, IN THE ABSENCE OF A SUPERIOR PROPOSAL. THE INDEPENDENT PRIME DIRECTORS MAINTAIN THIS RECOMMENDATION EVEN IF THE SCHEMES ARE UNSUCCESSFUL.  However, they also believe that the Schemes proposed by BIP will, if approved, provide a better outcome for Prime Securityholders than the takeover offer and accordingly recommend that you also vote in favour of the Schemes, in the absence of a Superior Proposal.   Legal Adviser for Brookfield Infrastructure Financial Adviser for Prime Infrastructure Legal Adviser for Prime Infrastructure

Bidder's Statement Contents Important dates 3 Letter from Chief Executive Officer of the Manager of Brookfield Infrastructure 4 Why you should accept the Offer 7 Frequently asked questions 9 Overview of the Offer 19 1 Information on BIP and Brookfield Infrastructure 21 2 Information about BIP Interests 25 3 Intentions 27 4 Profile of the Brookfield Infrastructure Merged Group 29 5 Funding 44 6 Ineligible Foreign Securityholders 45 7 Investment risks 46 8 Investigating Accountants' Report 50 9 Additional information 55 10 Glossary 61 11 Approval of Bidder's Statement 72 Appendix 1 Formal terms of the Offer 73 Appendix 2 Conditions of the Offer 82 Corporate directory 85   Target's Statement Contents Important dates 1 Letter from Chairman of Prime 2 Sections 1 Why you should accept the Offer and reasons why you may consider not accepting the Offer 5 2 Questions and answers 10 3 Directors' recommendation 13 4 Important matters for Prime Securityholders to consider 15 5 Your choices as a Prime Securityholder 19 6 Key features of the Offer 20 7 Directors' interests 22 8 Taxation consequences 23 9 Additional information 37 10 Glossary and interpretation 39 11 Authorisation 46 Corporate directory 47

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION If you are in any doubt as to how to deal with it, you should consult your legal, financial or other professional adviser as soon as possible.   Brookfield Infrastructure Partners L.P.  Bidder's Statement Recommended Offer by:  Brookfield Infrastructure Partners L.P.  to purchase all your stapled securities in:    For each Prime Security you will receive 0.24 BIP Interests AS STATED IN THE TARGET'S STATEMENT, THE INDEPENDENT PRIME DIRECTORS RECOMMEND YOU ACCEPT THE OFFER IN THE ABSENCE OF A SUPERIOR PROPOSAL AND MAINTAIN THIS RECOMMENDATION EVEN IF THE SCHEMES ARE UNSUCCESSFUL.  As also stated in the Target's Statement, the independent Prime Directors have also indicated that they believe that the Schemes will, if approved, provide a better outcome for Prime Securityholders than the Offer and accordingly recommend that you also vote in favour of the Schemes, in the absence of a Superior Proposal.   The Offer is dated 4 October 2010 and will close at 7.00pm (Sydney time) on 25 November 2010, unless extended or withdrawn.  Legal Adviser

Important notices This Bidder's Statement is given by Brookfield Infrastructure Partners L.P. ("BIP") (through its managing general partner Brookfield Infrastructure Partners Limited ("BIP General Partner"), to you and to Prime Infrastructure Holdings Limited (ABN 61 100 364 234) and to Prime Infrastructure RE Limited (ABN 67 099 717 638; AFSL 219673) in its capacities as responsible entity of the Prime Infrastructure Trust (ASRN 100 375 479) and the Prime Infrastructure Trust 2 (ASRN 108 288 204) (together "Prime") under Part 6.5 of the Corporations Act and sets out certain disclosures required by the Corporations Act together with the terms of the BIP Offer to acquire your Prime Securities.   This Bidder's Statement is dated 27 September 2010 and includes an Offer dated 4 October 2010 in Appendices 1 and 2 of this Bidder's Statement.    This Bidder's Statement was lodged with ASIC on 27 September 2010. ASIC takes no responsibility for the content of this Bidder's Statement.    Defined Terms Terms used in this Bidder's Statement are defined in the Glossary in Section 10.   Investment Decisions This Bidder's Statement does not take into account the individual investment objectives, financial situation or particular needs of each Prime Securityholder. You should consider seeking independent financial and taxation advice before deciding whether or not to accept the Offer.  Notice to foreign Prime Securityholders This Bidder's Statement and the Offer are subject to Australian disclosure requirements which may be different from those applicable in other jurisdictions. This Bidder's Statement and the Offer do not in any way constitute an offer of securities in any place in which, or to any person to whom, it would not be lawful to make such an offer.  Restrictions in certain foreign countries may make it impractical or unlawful for BIP Interests to be offered or issued under the Offer to Prime Securityholders in those countries, or for Prime Securityholders located in those countries to receive BIP Interests under the Offer.  An "Ineligible Foreign Securityholder" for the purpose of the Offer will be any Prime Securityholder who, as at the date for payment of the Offer Consideration:  • has an address as shown in the Register, outside Australia, New Zealand, Canada, the United States, the United Kingdom or Hong Kong unless BIP and PIHL determine otherwise in relation to the Prime Securityholder;  • has an address as shown in the Register in the United States (or who BIP has reasonable grounds to believe is holding the Prime Securities for the benefit of a person whose address is in the United States) but is not, in BIP’s opinion an institutional "accredited investor" within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act of 1933, as amended;   • has an address as shown in the Register in the United Kingdom (or who BIP has reasonable grounds to believe is holding the Prime Securities for the benefit of a person whose address is in the United Kingdom) but is not, in BIP’s opinion, a person (i) to whom securities could be offered in the United Kingdom without requiring the publication of a prospectus under the Prospectus Rules made by the UK Financial Services Authority; and (ii) falling within one of the exemptions set out in the United Kingdom's Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 such that a financial promotion could be sent to such a person without requiring to be approved by an authorized person under section 21 of the United Kingdom's Financial Services and Markets Act 2000; or • has an address as shown in the Register in Hong Kong (or who BIP has reasonable grounds to believe is holding the Prime Securities for the benefit of a person whose address is in Hong Kong) but is not, in BIP’s opinion, a professional investor for the purposes of the Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong), including under the Securities and Futures (Professional Investors) Rules.  Ineligible Foreign Securityholders will not be entitled to receive New BIP Interests in connection with the Offer. New BIP Interests will not be issued to them and their consideration will be dealt with under the Ineligible Foreign Securityholder Facility.  Further information regarding the Ineligible Foreign Securityholder Facility is set out in Section 6 of this Bidder's Statement and the detailed provisions governing the Ineligible Foreign Securityholder Facility are set out in clause 6.3 of Appendix 1.  Offering Restrictions Hong Kong This document is not a prospectus within the meaning of the Companies Ordinance (Cap 32) (CO) nor is it an advertisement, invitation or document subject to section 103(1) of the Securities and Futures Ordinance (Cap 571) (SFO).  None of the BIP Interests, this document or its the contents have been authorised by the Hong Kong Securities and Futures Commission and no invitation, advertisement or other document, whether in Hong Kong or elsewhere, has been or will be issued, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong within the meaning of the SFO.  This document will be given to designated recipients only and may not be provided, assigned or transferred, to any person. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the Offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.  New Zealand This Bidder's Statement is not a New Zealand prospectus or an investment statement and it has not been registered, fi led with or approved by any New Zealand regulatory authority under or in accordance with the Securities Act 1978 (New Zealand) or any other relevant law in New Zealand. This Bidder's Statement may not contain all of the information that a prospectus or an investment statement under New Zealand law is required to contain.  No member of the public in New Zealand may accept the offers made under this Bidder's Statement, other than persons, being Prime Securityholders, to whom it is permissible for the offers under this Bidder's Statement to be made in reliance on the New Zealand Securities Act (Overseas Companies) Exemption Notice 2002.   United States BIP Interests issued to institutional "accredited investors" in the United States will be "restricted securities" as defined in Rule 144(a)(3) under the U.S. Securities Act of 1933, as amended, and may not be sold and otherwise transferred in the United States unless registered under such Act or pursuant to a transaction exempt from such registration requirements. In this regard, however, should the Schemes not proceed, BIP intends to file a resale registration statement with the SEC to cover the resale of BIP Interests issued to U.S. institutional "accredited investors" in connection with the Offer, the effect of which will be to remove these selling restrictions, and use its reasonable efforts to ensure that this registration statement is effective on or about the Closing Date.  This Bidder's Statement has been prepared in accordance with the disclosure requirements of Australia, which are different from those of the United States. For example, the financial statements included in this Bidder's Statement have been prepared in accordance with Australian Accounting Standards and Australian equivalents to IFRS, which may not be comparable to the financial statements of U.S. companies prepared in accordance with IFRS, as issued by the International Accounting Standards Board.  This Bidder's Statement has not been filed with or reviewed by the SEC or any state securities authority and none of them has passed upon or endorsed the merits of the Takeover or the accuracy, adequacy or completeness of this Bidder's Statement. Any representation to the contrary is a criminal offence.  Prime Securityholders who are not Australian resident taxpayers or who are liable for tax outside of Australia should seek specific tax advice in relation to the Australian and overseas tax consequences of the transactions contemplated by this Bidder's Statement.   Disclaimer as to forward looking statements This Bidder's Statement contains or incorporates by reference both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements.  All forward-looking statements in or incorporated by reference in this Bidder's Statement reflect views only as at the date of this Bidder's Statement, and generally may be identified by the use

BIDDER STATEMENT IMPORTANT NOTICES of forward-looking words such as "believe", "aim", "expect", "anticipate", "intending", "foreseeing", "likely", "should", "planned", "may", "estimate", "potential" or other similar words. Similarly, statements that describe Prime's or Brookfield Infrastructure's (or any of their Affiliates') objectives, plans, goals or expectations are or may be forward-looking statements.    These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from the anticipated results, performance or achievements, expressed, projected or implied by these forward-looking statements. Those risks and uncertainties include factors and risks specific to the industries in which Prime, Brookfield Infrastructure and the Brookfield Infrastructure Merged Group and their respective Affiliates operate as well as general economic conditions, prevailing exchange rates and interest rates and conditions in the financial markets. As a result, the actual results of operations and earnings of Prime, Brookfield Infrastructure and the Brookfield Infrastructure Merged Group following implementation of the Offer, as well as the actual advantages of the Offer, may differ significantly from those that are anticipated in respect of timing, amount or nature and may never be achieved.    Prime Securityholders should note that the historical financial performance of Prime and Brookfield Infrastructure (and their Affiliates) is no assurance of the future financial performance of Prime, Brookfield Infrastructure or the Brookfield Infrastructure Merged Group (or any of their Affiliates). The forward-looking statements included in or incorporated by reference in this Bidder's Statement are made only as of the date of this Bidder's Statement. None of Prime, Brookfield Infrastructure, the Brookfield Infrastructure Merged Group or their respective Affiliates, or their officers or any persons named in this Bidder's Statement with their consent or any person involved in the preparation of this Bidder's Statement, makes any representation or warranty (express or implied) as to the likelihood of fulfilment of any forward-looking statement, or any events or results expressed or implied in any forward-looking statement, except to the extent required by law. You are cautioned not to place undue reliance on any forward-looking statement.     You should review carefully all of the information in this Bidder's Statement.     Subject to any continuing obligations under relevant laws or the listing rules of a relevant exchange, Prime, the BIP General Partner, the Brookfield Infrastructure Merged Group and their respective Affiliates do not give any undertaking to update or revise any such statements after the date of this Bidder's Statement, to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.    Disclaimer as to information The information in the Bidder's Statement concerning Prime and its assets and liabilities, financial position and performance, profits and losses and prospects, has been provided by Prime and has not been independently verified by BIP. Accordingly BIP does not, subject to the Corporations Act, make any representation or warranty, express or implied, as to the accuracy or completeness of such information.    How to accept the Offer The Offer may be accepted for some or all of your Prime Securities. Acceptances for the Offer must be actually received before the close of the Offer Period.     How you accept this Offer depends on whether your Prime Securities are held in an Issuer Sponsored Holding or a CHESS Holding (the Acceptance Form outlines which type of holding you have):    • If you hold your Prime Securities in an Issuer Sponsored Holding (your SRN starts with an "I"), to accept the Offer you must complete and sign the enclosed Acceptance Form in accordance with the instructions on it and return it (together with all other documents required by the instructions on the Acceptance Form) to the address indicated on the form (and set out below) before the end of the Offer Period.    •  If you hold your Prime Securities in a CHESS Holding (your HIN starts with an "X"), to accept the Offer you must either:  (a)  instruct your Controlling Participant (usually your Broker) to initiate acceptance of the Offer before the end of the Offer Period; or (b) complete and sign the accompanying Acceptance Form and send the completed Acceptance Form (together with all other documents required by the instructions on the form) directly to your Controlling Participant (usually your Broker) before the end of the Offer Period with instructions to initiate acceptance of the Offer on your behalf before the end of the Offer Period; or (c) complete and sign the Acceptance Form and lodge it by returning it to the address indicated on the form (and set out below) so that your acceptance is received before 7.00pm on the second last day of the Offer Period. This will authorise the Bidder to instruct your Controlling Participant (usually your Broker) to initiate acceptance of the Offer on your behalf.    • If you are a Broker or a Settlement Participant, to accept the Offer you must initiate acceptance in accordance with the requirements of the ASX Settlement Operating Rules before the end of the Offer Period.    • If some of your Prime Securities are in an Issuer Sponsored Holding and some in a CHESS Holding, please read clause 5 of the Offer Terms in Appendix 1 to this Bidder's Statement for how to accept the Offer.    The postal and delivery addresses for completed Acceptance Forms (together with all other documents required by the instructions on the form) are as follows.    The postal address is:  Link Market Services Limited Locked Bag A14   Sydney South NSW 1235     The transmission of the Acceptance Form and other documents is at your own risk.    Alternatively, you may deliver the Acceptance Form and any associated documents in person to:   Link Market Services Limited Level 12, 680 George Street Sydney NSW 2000 For full details on how to accept the Offer, refer to clause 5 of the Offer Terms in Appendix 1 to this Bidder's Statement and the Acceptance Form.    Enquiries If you are in any doubt as to how to deal with this Bidder's Statement, you should consult your Broker or your legal, fi nancial or other professional adviser.    Privacy Statement BIP has collected your information from the Register for the purposes of providing you with this Bidder's Statement and, if accepted, administering your holding of Prime Securities. Such information may include the name, contact details and securityholdings of Prime Securityholders. Without this information, BIP would be hindered in its ability to issue this Bidder's Statement. The Corporations Act requires the names and addresses of Prime Securityholders to be held in a public register. Personal information of the type described above may be disclosed to the Registry, the registry of BIP, print, mail and other service providers, authorised securities brokers and Related Bodies Corporate and Affiliates of Prime and BIP and may also be required to be disclosed to regulators, such as ASIC. Prime Securityholders have certain rights to access personal information that has been collected. Prime Securityholders should contact the Registry in the fi rst instance if they wish to access their personal information. Prime Securityholders who appoint a named person to act as their proxy, attorney or corporate representative should ensure that they inform that person of these matters. The registered office of Brookfield Infrastructure is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.    Photographs and diagrams Photographs and diagrams in this Bidder's Statement may not depict assets or equipment owned or used by Prime or Brookfield Infrastructure. Diagrams used in this Bidder's Statement are illustrative only and may not be drawn to scale. Unless otherwise stated, all data contained in charts, graphs and tables is based on information available at the date of this Bidder's Statement.

CONTENTS 2 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.    Contents Important dates 3 Letter from Chief Executive Officer of the Manager of Brookfield Infrastructure 4 Why you should accept the Offer 7 Frequently asked questions 9 Overview of the Offer 19 1 Information on BIP and Brookfield Infrastructure 21 2 Information about BIP Interests 25 3 Intentions 27 4 Profile of the Brookfield Infrastructure Merged Group 29 5 Funding 44 6 Ineligible Foreign Securityholders 45 7 Investment risks 46 8 Investigating Accountants' Report 50 9 Additional information 55 10 Glossary 61 11 Approval of Bidder's Statement 72 Appendix 1 Formal terms of the Offer 73 Appendix 2 Conditions of the Offer 82 Corporate directory 85

BIDDER'S STATEMENT 3 Important dates Announcement of Offer Monday, 23 August 2010 Date of this Bidder's Statement and Bidder's Monday, 27 September 2010 Statement lodged with ASIC Date of Offer 4 October 2010 Scheme Meetings Thursday, 4 November 2010 Second Court Date for the approval of the Monday, 15 November 2010 Company Scheme If the Schemes are approved by Prime Securityholders at the Scheme Meetings and by the Court, a condition of the Offer will not be satisfied and Prime will instead be acquired by BIP under the Schemes Date for announcing if Offer has become Wednesday, 17 November 2010 unconditional Closing Date for the Offer (unless extended 7.00pm (Sydney time) on Thursday, 25 November 2010 or withdrawn)    Issue Date (of New BIP Interests issued Expected to be on or about Wednesday, 8 December 2010 under the Offer) Payment Date (for cash payment under the Expected to be on or about Wednesday, 15 December 2010 but not Ineligible Foreign Securityholder Facility)  later than Monday, 20 December 2010 Note: the Closing Date for the Offer may change as permitted by the Corporations Act. All dates following the date of the Scheme Meetings are indicative only and, among other things, are subject to the time at which the Conditions are satisfied or waived (if applicable), and to all necessary approvals from the Court and other Regulatory Authorities. Any changes to the above timetable will be announced through ASX and notified on Brookfield Infrastructure's website at www.brookfieldinfrastructure.com.    All references to time in this Bidder's Statement are references to Sydney time unless otherwise stated. Any obligation to do an act by a specified time in an Australian time zone must be done at the corresponding time in any other jurisdiction.

OFFICER INFRASTRUCTURE LETTER FROM THE CHIEF EXECUTIVE OFFICER OF THE MANAGER OF BROOKFIELD INFRASTRUCTURE 4 PRIME INFRASTRUCTURE Letter from the Chief Executive Officer of the Manager of Brookfield Infrastructure 27 September 2010 Dear Prime Securityholder  On 23 August 2010, Prime and Brookfield Infrastructure Partners L.P. ("BIP") announced a proposal to merge by way of the Schemes, to create a leading global infrastructure company. A Scheme Booklet is being sent to you with this Bidder's Statement. In addition to the Schemes, BIP announced a concurrent takeover offer (the "Offer") to acquire any or all of your Prime Securities, subject to the Schemes not proceeding and the other conditions referred to in the announcement. The Offer Terms are set out in Appendix 1 to this Bidder's Staement and the conditions to the Offer are set out in Appendix 2.     BIP is the head entity of Brookfield Infrastructure and is listed on both the New York Stock Exchange and the Toronto Stock Exchange (under the symbols "BIP" and "BIP.UN", respectively), with a market capitalisation of approximately A$2.1 billion.1 BIP’s sole material asset is its 59% limited partnership interest in BILP which, together with its Subsidiaries, own and operate a portfolio of high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Brookfield controls and manages BIP and BILP. Brookfield Infrastructure's current operations consist of utility businesses, fee for service businesses and timber assets in North and South America, Australasia and Europe.    Benefits of accepting the Offer The Offer provides significant benefits for Prime Securityholders.    • a premium of 28% to the closing price of Prime Securities on the last trading day prior to the announcement of the Offer;2 • significant FFO per unit accretion to BIP Interests which supports an anticipated 10% increase in distributions in calendar year 2011 (when compared to the current level of distributions on Prime Securities)3 and may also provide for future upside to the per unit trading price of BIP Interests;   • increased access to capital to fund the merged business' organic growth prospects deriving from the combined entities' greater market capitalisation and sponsorship from Brookfield. In this regard, Brookfield has already provided a credit facility of the U.S. dollar equivalent of A$300 million to Prime;   • an opportunity to participate in the continued expansion of Brookfield Infrastructure's global infrastructure platform through new investments originated by Brookfield’s global business development network;   • enhanced trading liquidity of BIP Interests from a significantly larger market capitalisation; and  • a simplified ownership structure of the two businesses.    Consideration for the Offer  BIP is offering you 0.24 BIP Interests for each Prime Security acquired from you under the Offer. The proposed consideration under the Offer is the same as the proposed consideration under the Schemes, except that, due to regulatory restrictions, the Liquidity Facility available under the Schemes will not be made available under the Offer and additional requirements will apply to trading of securities by Prime Securityholders in the U.S. that are eligible to receive New BIP Interests, which are described in greater detail in the "Frequently asked questions" section of this Bidder's Statement.     Ineligible Foreign Securityholders will receive cash instead of the New BIP Interests which they would otherwise be entitled to receive. The cash payment will be made through the Ineligible Foreign Securityholder Facility. This Ineligible Foreign Securityholder Facility is described in more detail in Section 6 of this Bidder's Statement.    The Offer will not be subject to any minimum acceptance threshold. BIP has made the Offer to ensure that, subject to satisfaction or waiver of applicable conditions, Prime Securityholders (other than Ineligible Foreign Securityholders) are able to obtain the BIP Interests offered as consideration under the Schemes, regardless of the outcomes of the Schemes.    In the event that the Schemes are implemented, the Offer will lapse.    The Offer is scheduled to close on 25 November 2010, unless extended or withdrawn. The Scheme Booklet in respect of the Schemes and the Target's Statement in respect of the Offer are being sent to Prime Securityholders with this Bidder's Statement. You should read all of these documents in full.

Other information about the Offer The Offer is subject to a number of Conditions (as set out in the Offer Terms), including the Schemes not proceeding and the approval of third parties. Therefore, if the Schemes proceed the Offer will lapse, and you will not be bound by any acceptance of the Offer that you have given. There is no condition requiring that a minimum level of acceptances be received by BIP.    Introduction to BIP and Brookfield Infrastructure As noted above, BIP is the head entity of Brookfield Infrastructure. BIP is a Bermudan exempted limited partnership that is listed on the Toronto and New York stock exchanges and has a market capitalisation of approximately A$2.1 billion.4 BIP’s sole material asset is its 59% limited partnership interest in BILP, which is also a Bermudan limited partnership. BILP is Prime's largest securityholder with a current securityholding of 39.9% . More detailed information on BIP, BILP and Brookfield Infrastructure is set out in Section 1 of this Bidder's Statement and Section 5 of the Scheme Booklet.    An integral part of Brookfield Infrastructure's strategy is to participate with institutional investors in Brookfield-sponsored investments that suit Brookfield Infrastructure's profile. Brookfield Infrastructure focuses on consortiums and partnerships in which Brookfield has sufficient influence or control to deploy an operations-oriented approach to create value.    Brookfield is a global asset management business focused on property, power and other infrastructure assets with approximately US$100 billion of assets under management and approximately 15,000 employees, including approximately 400 investment professionals, worldwide. BAM, the head company of the Brookfield group, is listed on TSX, NYSE and the Euronext Stock Exchange and has a market capitalisation of approximately US$16 billion.    BIP and BILP are both managed and controlled by a general partner rather than a board of directors. Both the general partners of BIP and BILP are wholly-owned subsidiaries of Brookfield. In addition, BIP and BILP and their Subsidiaries have each appointed the Manager, also a wholly-owned subsidiary of BAM, to provide or arrange for the provision by an appropriate service provider of certain management, administrative and advisory services, for a fee.5 Structure and governance of Brookfield Infrastructure As explained in greater detail in this Bidder's Statement and the Scheme Booklet, in pursuing its vision to be a leading owner and operator of high quality infrastructure assets that produce an attractive risk-adjusted total return for BIP Securityholders, Brookfield Infrastructure seeks to leverage Brookfield’s operating platforms to acquire targeted assets and actively manage them to extract additional value following initial investment. We believe this strategy and relationship is highly beneficial and advantageous to Brookfield Infrastructure and gives rise to an organisational structure that is different to that of Prime. In particular, Prime Securityholders should note that the governance structure of Brookfield Infrastructure and the rights attaching to BIP Interests are significantly different to the structure of Prime and the rights attaching to Prime Securities.6 As noted above, management of BIP is vested in a general partner and manager both of which are external to BIP and wholly-owned by Brookfield. BIP Securityholders do not have the right to replace either the BIP General Partner or the Manager and do not appoint the BIP GP Directors.7 Additionally, BIP Securityholders have limited voting rights on matters affecting Brookfield Infrastructure.     Accordingly, Brookfield exercises a significant degree of control over BIP’s operations. Brookfield and Brookfield Infrastructure agreed to this degree of control at the time BIP was established, in return for entering into various other structural and business arrangements. Through these arrangements, Brookfield makes significant opportunities available to Brookfield Infrastructure that enable it to meet an integral part of its strategy – to gain access to and invest in Brookfield-sponsored partnerships and consortiums in which Brookfield has sufficient influence or control to deploy its operations-oriented approach.

PRIME INFRASTRUCTURE Letter from the Chief Executive Officer of the Manager of Brookfield Infrastructure (continued)    Future strategies and intentions As a significant indirect owner with representation on the Prime Board, Brookfield Infrastructure has been working actively with Prime's management since the close of the Recapitalisation in November of 2009. Except for the changes and intentions set out in Section 3, Brookfield Infrastructure intends, based on the information presently known to it, to continue the business of Prime and not to make any major changes to the business of Prime or the deployment of Prime's assets.    On behalf of BIP, I encourage you to accept the Offer as soon as possible. Doing so will not affect your participation in, or the operation of, the Schemes in respect of your Prime Securities in the event the Schemes proceed.     The Offer is scheduled to close at 7.00pm (Sydney time) on 25 November 2010, unless extended or withdrawn. To accept the Offer, you should follow the instructions on the enclosed Acceptance Form.     Full details of the Offer are set out in this Bidder's Statement. Please read this document and the Scheme Booklet carefully.     I look forward to your support of the Offer.    Yours sincerely,        Chief Executive Officer Sam Pollock Brookfield Infrastructure Group Corporation Sam Pollock is also a Prime Director but signs this letter in his capacity as CEO of the Manager of Brookfield Infrastructure.    1. Based on the closing price of BIP Interests on 17 September 2010 and an Australian dollar: US dollar exchange rate of 0.9359 and calculated on a fully-diluted basis (assuming that Redeemable Partnership Units are exchanged for BIP Interests in the manner set out in Section 5.8(a) of the Scheme Booklet). For comparison, Prime's market capitalisation on 17 September 2010 was approximately A$1.6 billion and its market capitalisation immediately prior to the announcement of the proposed transaction was approximately A$1.3 billion.    2. Based on the closing price of Prime Securities and BIP Interests on 20 August 2010 and an exchange rate of US$0.8939 per AUD. The volume weighted average value of the consideration over the period from announcement on 23 August 2010 to 17 September 2010 (based on the sale prices of BIP Interests sold on NYSE over that period converted to A$ at the average exchange rate over the period) was A$4.62. Based on the closing price for BIP Interests on NYSE on 17 September 2010 and the Australian dollar: US dollar exchange rate on that date of 0.9359, the value of the Offer Consideration on that date was A$4.80 per Prime Security.    3. Note, BIP distributions are paid in US dollars. Following completion of the Offer and assuming BIP acquires a 100% interest in Prime, BIP plans to increase its target annual distribution in calendar year 2011 to US$1.24 per BIP Interest (an increase of 13%), subject to board approval and based on business conditions at that time. If this increase occurs and based on the exchange rate as at 20 August 2010 (the last trading day before announcement of the Offer) of US$0.8939 per AUD and the exchange ratio of 0.24 BIP Interests to a Prime Security, this would translate to an equivalent annual distribution to Prime Securityholders who receive New BIP Interests of A$0.33, an effective 10% increase in the current annualised quarterly distribution per Prime Security. The targeted increase, should it proceed, is based on the following assumptions and should these assumptions not prove correct, the level of BIP distributions may be affected:  • Brookfield Infrastructure acquires 100% of the Prime Securities under the Offer (and any subsequent compulsory acquisition);    • financial performance of the Brookfield Infrastructure Merged Group during the calendar year 2011 that is consistent with the first six months of calendar year 2010;    • the ability to refinance pending debt maturities during calendar years 2010 and 2011 (see Section 4.3(d) of this Bidder's Statement and Section 6.5(d) of the Scheme Booklet for a description of pending debt maturities); and • the ability to raise debt capital during calendar year 2011 to fund growth capital expenditure consistent with the objective of retaining the group's existing gearing profile.    BIP has not determined whether, and to what extent, it would increase its target annual distribution in the event that Brookfield Infrastructure acquires a less than 100% interest in Prime under the Offer. Any such increase will depend on a number of factors including the level of Brookfield Infrastructure's interest in Prime after the completion of the Offer.    4. Based on the closing price of BIP Interests on 17 September 2010 and an Australian dollar: US dollar exchange rate of 0.9359 and calculated on a fully-diluted basis (assuming that Redeemable Partnership Units are exchanged for BIP Interests in the manner set out in Section 5.8(a) of the Scheme Booklet). For comparison, Prime's market capitalisation on 17 September 2010 was approximately A$1.6 billion and its market capitalisation immediately prior to the announcement of the proposed transaction was approximately A$1.3 billion.    5. Refer to Section 2.8 of this Bidder's Statement and Annexure C of the Scheme Booklet for more details on the Master Services Agreement.    6. Refer to QA.4 and Section 5.9 of the Scheme Booklet for a summary of these differences.    7. In addition, the constituent documents of BIP and BILP contain various provisions that modify the fiduciary duties that might otherwise be owed to BIP and the BIP Securityholders by BIP GP Directors.

BIDDER’S STATEMENT WHY YOU SHOULD ACCEPT THE OFFER Why you should accept the Offer Independent Prime Directors' opinion Premium of 28% to pre-announcement trading Prime Securityholders have the opportunity to receive interests in the Brookfield Infrastructure Merged Group No alternative proposal has emerged Additional risks if you do not accept the Offer and BIP is not able to compulsorily acquire Prime following the Offer (a) Independent Prime Directors' opinion As set out in the Target's Statement, the independent Prime Directors have unanimously formed the conclusion that the Offer is in the best interests of Prime Securityholders and recommend that Prime Securityholders (other than the Excluded Securityholder) accept the Offer, in the absence of a Superior Proposal. As also set out in the Target's Statement, the independent Prime Directors maintain this recommendation even if the Schemes are unsuccessful. As also set out in the Target's Statement, the independent Prime Directors believe that the Schemes proposed by BIP will, if approved, provide a better outcome for Prime Securityholders than the Offer and accordingly recommend that you also vote in favour of the Schemes, in the absence of a Superior Proposal. Prime Securityholders should read the Scheme Booklet (including the Independent Expert's Report) and the Target's Statement in full for the reasons for the independent Prime Directors' recommendations. (b) Premium of 28% to pre-announcement trading The Offer provides a 28% premium to the closing price of Prime Securities on the last trading day prior to the announcement of the Offer.1 (c) Prime Securityholders have the opportunity to receive interests in the Brookfield Infrastructure Merged Group As set out in the Target's Statement, the independent Prime Directors believe that receiving units in the Brookfield Infrastructure Merged Group provides Prime Securityholders an opportunity to participate in a stronger global group with increased access to capital to fund the merged business' organic growth prospects deriving from the combined entities' greater market capitalisation and sponsorship from Brookfield. In this regard, Brookfield has already provided a credit facility of the U.S. dollar equivalent of A$300 million to Prime. Following completion of the Offer (assuming BIP acquires a 100% interest in Prime), BIP has indicated that it plans to increase its target annual distribution in calendar 2011 to US$1.24 per BIP Interest (an increase of 13%), subject to board approval and based on business conditions at that time. Based on the exchange rate as at 20 August 2010 (the last trading day before announcement of the Schemes and the Offer)2 and the exchange ratio of 0.24 BIP Interests to a Prime Security, this would translate to an equivalent annual distribution to Prime Securityholders who receive New BIP Interests of A$0.33, an effective 10% increase in the current annualised quarterly distribution per Prime Security. See Section 4 of this Bidder's Statement and section 6 of the Scheme Booklet for further information on the Brookfield Infrastructure Merged Group. 1. Based on the closing price of Prime Securities and BIP Interests on 20 August 2010 and an exchange rate of US$0.8939 per AUD. The volume weighted average value of the consideration over the period from announcement on 23 August 2010 to 17 September 2010 (based on the sale prices of BIP Interests sold on NYSE over that period converted to A$ at the average exchange rate over the period) was A$4.62. Based on the closing price for BIP Interests on NYSE on 17 September 2010 and the Australian dollar: US dollar exchange rate on that date of 0.9359, the value of the Offer Consideration on that date was A$4.80 per Prime Security. 2. US$0.8939 per AUD.

8 BROOKFIELD INFRASTRUCTURE PARTNERS L.P. (d) No alternative proposal has emerged From the time of Prime’s announcement of the proposed Offer up to the date of this Bidder's Statement, no alternative proposal has emerged. BIP (via its Affiliate, BIP IV) currently holds 39.9% of Prime Securities and any person seeking to put an alternative proposal would need to gain BIP’s support in order to acquire 100% of Prime. The Implementation Deed restricts Prime from soliciting alternative proposals or Competing Bids and restricts it from responding to unsolicited approaches (the no-shop and matching right provisions) unless not to respond would be in breach of fiduciary duties owed by a Prime Director or would otherwise be unlawful. However, these restrictions do not in any way prevent or restrict a third party from making an alternative proposal. As set out in the Target's Statement, in the absence of a Superior Proposal emerging prior to the close of the Offer, the independent Prime Directors consider the Offer to be in the best interests of Prime Securityholders and maintain this recommendation even if the Schemes are unsuccessful. (e) Additional risks if you do not accept the Offer and BIP is not able to compulsorily acquire Prime following the Offer If the Schemes are not approved, Prime Securityholders who do not accept the Offer may face certain additional risks if acceptances under the Offer increase BIP’s interest in Prime to less than 90% (and therefore BIP is unable to move to compulsory acquisition of the residual Prime Securities): • the market price of Prime Securities may fall in the absence of a further takeover offer from BIP; • any acceptances BIP receives under the Offer will further reduce liquidity in the trading of Prime Securities and this may result in further downward pressure on the Prime Security price; • where BIP owns more than 50% of Prime but is unable to compulsorily acquire Prime, the BIP and Prime businesses will be subject to a number of additional costs that would otherwise be eliminated if the Schemes were implemented or if BIP achieved compulsory acquisition under the Offer, including an inability to integrate management teams, continuation of costs related to maintaining Prime's listing and potential withholding tax on income from NGPL (as further described in the Scheme Booklet). However, these additional costs would also adversely affect a Prime Securityholder who accepts the Offer and receives BIP Interests unless BIP achieves compulsory acquisition under the Offer; and • where BIP owns more than 50% of Prime and to the extent it is able to vote,1 BIP will control any simple majority vote relating to Prime Securities which may result in a further discount being applied to the trading price. 1. BIP may not be able to vote on certain resolutions proposed to Prime Securityholders as a result of the related party provisions in Chapter 2E and Part 5C.7 of the Corporations Act.

BIDDER'S STATEMENT 9

FREQUENTLY ASKED QUESTIONS

Frequently asked questions

QA.1 The Offer

(a) What is the Offer?

BIP is offering to buy all of your Prime Securities by way of an off-market takeover bid. You may accept the Offer in respect of some or all of the Prime Securities you hold.

In addition to the Offer, Prime has announced a proposal to merge with Brookfield Infrastructure, by way of the Schemes. Refer to the Scheme Booklet for more information on the Schemes. The Offer is conditional on, among other things, the Schemes not becoming Effective and the approval of third parties. If the Schemes proceed, the Offer will lapse.

(b) Who is Brookfield Infrastructure?

Brookfield Infrastructure refers to BIP, BILP and their subsidiaries. BIP is a Bermudan partnership that is listed on NYSE and TSX and has a market capitalisation of approximately A$2.1 billion.[1]

BIP's sole material asset is its 59% limited partnership interest in BILP which, together with its Subsidiaries, own and operate a high quality portfolio of utilities, fee for service and timber assets in North and South America, Australasia, and Europe. Brookfield controls and manages both BIP and BILP.

BILP, which is also a Bermudan partnership, is Prime's largest securityholder with a current securityholding of 39.9%. More detailed information on BIP, BILP and Brookfield Infrastructure is set out in Section 1.

(c) What do the independent Prime Directors recommend?

As set out in the Target's Statement, the independent Prime Directors unanimously recommend that you accept the Offer in respect of all of your Prime Securities in the absence of a Superior Proposal and maintain this recommendation even if the Schemes are unsuccessful.

As also set out in the Target's Statement, the independent Prime Directors also believe that the Schemes will, if approved, provide a better outcome for Prime Securityholders than the Offer and accordingly recommend that you also vote in favour of the Schemes, in the absence of a Superior Proposal.

(d) Why is BIP making the Takeover Bid, but also participating in the Schemes?

This Offer has been made concurrently with the Schemes to ensure that Prime Securityholders have the ability to receive BIP Interests for their Prime Securities, even if for some reason the Schemes are not approved by the requisite majorities of Prime Securityholders or do not otherwise proceed.

QA.2 Offer Consideration

(a) What will I receive if I accept the Offer?

You will receive 0.24 BIP Interests for each Prime Security that is acquired from you under the Offer unless you are an Ineligible Foreign Securityholder.

(b) What if I am an Ineligible Foreign Securityholder?

If you are an Ineligible Foreign Securityholder, then you will not be entitled to receive BIP Interests on acceptance of the Offer. Ineligible Foreign Securityholders who accept the Offer will participate in the Ineligible Foreign Securityholder Facility and be paid cash in lieu of the BIP Interests which they would otherwise have received.

Brookfield has provided an equity commitment of at least US$100 million (and up to a maximum of US$300 million in Brookfield's discretion) to support the Ineligible Foreign Securityholder Facility under the Offer (**"Cash Contribution"**).

Provided that no more than the Cash Contribution is taken up under the Ineligible Foreign Securityholder Facility, Ineligible Foreign Securityholders will receive a price for each of the BIP Interests they would have otherwise received equal to the VWAP of BIP Interests on the NYSE determined over the Ineligible Foreign Securityholder Facility VWAP Period (**"20 Day VWAP"**).

In the event that the Cash Contribution is insufficient to meet claims on the Ineligible Foreign Securityholder Facility, excess New BIP Interests that would otherwise have been issued to Ineligible Foreign Securityholders[2] will be issued to the Nominee and sold on-market by the Nominee and participants in the Ineligible Foreign Securityholder Facility will receive a blended price.

Ineligible Foreign Securityholder Facility


Is the take-up under the Ineligible Foreign Securityholder Facility less than or equal to Brookfield's Cash Contribution?
YES
NO
For each New BIP Interest, Participants in the Ineligible Foreign Securityholder Facility will receive
VWAP of BIP Interests on the NYSE over the Ineligible Foreign Securityholder Facility VWAP Period
Cash Contribution + net proceeds of sale of New BIP Interests the number of BIP Interests participating in the Ineligible Foreign Securityholder Facility

1. Based on the closing price of BIP Interests on 17 September 2010 and an Australian dollar:US dollar exchange rate of 0.9359 and calculated on a fully-diluted basis (assuming that Redeemable Partnership Units are exchanged for BIP Interests in the manner set out in Section 5.8(a) of the Scheme Booklet). For comparison, Prime's market capitalisation on 17 September 2010 was approximately A$1.6 billion and its market capitalisation immediately prior to the announcement of the proposed transaction was approximately A$1.3 billion.
2. Beyond those able to be cashed out from the Cash Contribution at the 20 Day VWAP referred to above.

10 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

FREQUENTLY ASKED QUESTIONS

Based on the current Register and the current market price of BIP Interests, it is expected that the amount required to buy out all participants in the Ineligible Foreign Securityholder Facility will not exceed the Cash Contribution.

Amounts payable under the Ineligible Foreign Securityholder Facility will be converted from US dollars to Australian dollars on or prior to the Payment Date and the resulting Australian dollar amount will be paid on the Payment Date.

To illustrate the amount that Ineligible Foreign Securityholders will receive if they accept the Offer in the event that the Cash Contribution is insufficient to meet claims on the Ineligible Foreign Securityholder Facility, the following worked example is shown:

Worked Example: Ineligible Foreign Securityholder Facility – Greater than US$100 million total take-up

	Units			
Number of Prime Units participating in the Ineligible Foreign Securityholder Facility	*millions of Units*	30.00		
Exchange Ratio		0.24		
Number of BIP Interests participating in the Ineligible Foreign Securityholder Facility	*millions of Interests*	7.20		
Amount of Brookfield's Cash Contribution	*US$m*	100.00		
VWAP of BIP Interests on the NYSE over the Ineligible Foreign Securityholder Facility VWAP Period	*US$ per BIP Interest*	17.25	17.50	17.75
Number of New BIP Interests that can be satisfied by Brookfield's Cash Contribution	*millions of Interests*	5.7971	5.7143	5.6338
Residual New BIP Interests to be sold on the NYSE and/or the TSX	*millions of Interests*	1.4029	1.4857	1.5662
Assumed volume weighted average price achieved for the sale of New BIP Interests on the NYSE by the Nominee	*US$ per BIP Interest*	17.00	17.50	18.00
Total Proceeds of sale of the New BIP Interests	*US$m*	23.85	26.00	28.19
For each New BIP Interest, participants in the Ineligible Foreign Securityholder Facility will receive	*US$ per BIP Interest*	17.20	17.50	17.78

Note: Figures shaded in blue are examples figures for illustrative purposes.

Refer to Section 6 for further information about the Ineligible Foreign Securityholder Facility.

(c) When will I receive my New BIP Interests?

If you are an Eligible Prime Securityholder who has accepted the Offer, you will be issued New BIP Interests on the Issue Date, expected to be on or about Wednesday, 8 December 2010.

(d) When will I receive my cash via the Ineligible Foreign Securityholder Facility if I am an Ineligible Foreign Securityholder?

Ineligible Foreign Securityholders will receive the cash they are entitled to receive under the Ineligible Foreign Securityholder Facility on the Payment Date, which is expected to be five business days after the Issue Date but not later than eight business days after the Issue Date. The cash amount to be paid under the Ineligible Foreign Securityholder Facility will be affected by movements in the trading price of BIP Interests and in the Australian dollar:US dollar exchange rate.

(e) Will I be able to sell any New BIP Interests I receive?

Eligible Prime Securityholders will receive New BIP Interests as Offer Consideration.

BIP Interests are listed on the NYSE and TSX (under the symbols "BIP" and "BIPUN", respectively). They are not listed on ASX. Accordingly, Prime Securityholders who acquire New BIP Interests under the Schemes and who wish to trade their New BIP Interests on the open market must do so on the NYSE or TSX. Such trades must be undertaken through a Broker entitled to trade on these exchanges. Prime Securityholders should check with their Broker. Many Australian Brokers are able to trade securities on the NYSE or TSX.

BIP Interests issued to institutional "accredited investors" in the United States persuant to the Offer will be "restricted securities" as defined in Rule 144(a)(3) under the *U.S. Securities Act of 1933*, as amended, and may not be sold and otherwise transferred in the United States unless registered under such Act or pursuant to a transaction exempt from such registration requirements. In this regard, however, should the Schemes not proceed, BIP intends to file a resale registration statement with the SEC to cover the resale of BIP Interests issued to U.S. institutional "accredited investors" in connection with the Offer, the effect of this will be to remove these selling restrictions, and use its reasonable efforts to ensure that this registration statement is effective on or about the Closing Date. Although BIP will endeavour to file such resale registration statement and have it declared effective by the SEC promptly after the Closing Date, there can be no assurance as to the timing of SEC effectiveness.

BIDDER'S STATEMENT 11 New BIP Interests will be quoted and able to be traded on the NYSE in US dollars and on the TSX in Canadian dollars as from the Issue Date. The Australian dollar value of BIP Interests will depend on the applicable Australian dollar: US dollar or Australian dollar: Canadian dollar exchange rate. (f) Are there any conditions to the Offer? Yes. The Offer is subject to the Conditions which are summarised in the "Overview of the Offer" section and set out in full in Appendix 2. The Offer does not contain a minimum acceptance condition, which will allow BIP to acquire all Prime Securities tendered to it, subject to the satisfaction or waiver of the Conditions. (g) What happens if the Conditions to the Offer are not satisfied or waived? Generally if the Conditions to the Offer are not satisfied, or waived by BIP (which it may do in its discretion), by the Closing Date, the Offer will lapse. In this case, if you have accepted the Offer your Prime Securities will not be exchanged for BIP Interests. QA.3 Accepting the Offer (a) How do I accept the Offer? To accept the Offer you should follow the instructions set out in clause 5 of Appendix 1 and the Acceptance Form. (b) Can I withdraw my acceptance? Under the Offer Terms, you cannot withdraw your acceptance unless a withdrawal right arises under the Corporations Act. Such a withdrawal right will arise if, after you have accepted the Offer, BIP varies the Offer in a way that postpones for more than one month the time when BIP has to meet its obligations under the Offer (for example, if BIP extends the Offer for more than one month while the Offer remains conditional). (c) What happens if I accept the Offer and the Schemes become Effective? The Offer is subject to the Schemes not becoming Effective (and also to a number of the other Conditions being satisfied), so if you accept the Offer and the Schemes become Effective, you will receive the consideration under the Schemes. This will be the same as proposed under the Offer, except that the Liquidity Facility will be available under the Schemes. (d) What if the Schemes do not become Effective and I accept the Offer? You will receive the consideration offered under the Offer. This will be the same consideration as proposed under the Schemes, except that (i) due to securities law restrictions, the Liquidity Facility will not be made available under the Offer, (ii) Prime Securityholders in the U.S. that are eligible to receive New BIP Interests will be subject to limitations on their ability to sell them,1 and (iii) Prime may suffer increased U.S. withholding tax on income it receives from NGPL should BIP acquire more than 50% (but less than 100%) of Prime, and this may have a negative impact on the value of Prime Securities held by BIP all else being equal. Refer to Section 7.2(c) for more information about this risk. (e) What happens if BIP receives acceptances under the Takeover Bid of greater than 90%? If the Schemes do not become Effective and BIP receives acceptances under the Offer of greater than 90%, BIP may compulsorily acquire your interests in Prime and you may be forced to receive the Offer Consideration under the Offer, which does not include a liquidity facility cash election for Eligible Prime Securityholders (Ineligible Foreign Prime Securityholders will still receive cash under the Ineligible Foreign Securityholder Facility). (f) Can I accept the Offer before the date of the Scheme Meetings? Yes. Acceptances of the Offer can be lodged at any time but must be received before the close of the Offer Period. As stated in the Target's Statement, the independent Prime Directors also believe that the Schemes will, if approved, provide a better outcome for Prime Securityholders than the Offer and accordingly recommend that you also vote in favour of the Schemes, in the absence of a Superior Proposal. (g) Will I need to pay brokerage or stamp duty if I accept the Offer? Eligible Prime Securityholders will not be required to pay any stamp duty on acceptance of the Offer or, unless their Controlling Participant (usually a broker) charges brokerage on acceptance of an Offer where the Prime Securities are held in a CHESS Holding (HIN starting with an "X"), any brokerage. For Ineligible Foreign Securityholders, in addition, you may be required to indirectly meet selling expenses if BIP Interests need to be issued to the Nominee under the Ineligible Foreign Securityholder Facility as the Nominee is entitled to deduct selling expenses from the proceeds of sale. QA.4 Structure of Brookfield Infrastructure and BIP Interests (a) What is BIP? BIP is a Bermudan exempted limited partnership registered under the Limited Partnership Act of 1883 and the Exempted Partnerships Act of 1992 (both of Bermuda). (b) What are BIP Interests? BIP Interests are fully paid limited partnership units in BIP and are listed on the NYSE and TSX under the symbols BIP and BIP.UN, respectively. A New BIP Interest affords its holder the same rights as, and does not have priority over, any other BIP Interest, either as to the return of capital contributions or as to profits, losses or distributions. 1. In this regard, however, should the Schemes not proceed, BIP intends to file a resale registration statement with the SEC to cover the resale of BIP Interests issued to U.S. institutional "accredited investors" in connection with the Takeover Offer, the effect of which will be to remove these selling restrictions, and use its reasonable efforts to ensure that this registration statement is effective on or about the Closing Date. Although BIP will endeavour to file a resale registration statement and have it declared effective by the SEC promptly after the Closing Date, there can be no assurance as to the timing of SEC effectiveness. Refer to QA.2(e) for further information.

12 BROOKFIELD INFRASTRUCTURE PARTNERS L.P. FREQUENTLY ASKED QUESTIONS (c) Who manages BIP? Unlike an Australian company, which is managed by its board of directors, BIP is managed by a general partner, Brookfield Infrastructure Partners Limited (the "BIP General Partner"). The BIP General Partner is a wholly owned Subsidiary of BAM. The BIP General Partner is, in turn, managed by its board of directors. Neither BIP nor the BIP General Partner employ any of the individuals who carry out their management and activities. BIP and the BIP General Partner have each appointed Brookfield Infrastructure Group Corporation and certain other Affiliates of BAM (collectively, the "Manager") under the Master Services Agreement to provide or arrange for the provision by an appropriate service provider of certain management, administrative and advisory services for a fee. The Manager is wholly owned by BAM. (d) Who is Brookfield Infrastructure? A reference to Brookfield Infrastructure in this Bidder's Statement is a reference to BIP, BILP and their Subsidiaries. This term is used to describe the operations of the group in which holders of BIP Interests invest. Refer to Section 1.1 below. (e) Who is Brookfield? Brookfield is a global asset manager focused on property, power and other infrastructure assets with approximately US$100 billion of assets under management and approximately 15,000 employees, including approximately 400 investment professionals, worldwide. Brookfield's strategy, which is Brookfield Infrastructure's strategy as well, is to combine its operating platforms and extensive transaction execution capabilities to acquire targeted assets and actively manage them in order to achieve superior returns. BAM, the head company of the Brookfield group, is listed on TSX, NYSE and the Euronext Stock Exchange and has a market capitalisation of approximately US$16 billion. The control of BAM is vested in its board of directors. BAM has two classes of outstanding voting shares on issue. Class A Limited Voting Shares and Class B Limited Voting Shares. The holders of the Class A Limited Voting Shares are entitled to elect one-half of the board of BAM and the holders of the Class B Limited Voting Shares are entitled to elect the other one-half of the board of BAM. Certain senior executives and directors of BAM and its Affiliates (collectively known as the "Partners"), are shareholders in a corporation, Partners Limited, which, together with an affiliate, holds 9.8% of the Class A Limited Voting Shares and 100% of the Class B Limited Voting Shares in BAM. To the knowledge of BAM, Partners Limited is the only person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over voting securities of BAM carrying more than 10% of the votes attached to any class of outstanding voting securities of BAM. (f) Who has appointment/removal rights in relation to the BIP General Partner or the directors of the BIP General Partner? At least a majority of the directors of the BIP General Partner must be independent, using the standard for independence established by the NYSE. Some transactions involving a conflict of interest require approval by a majority of the BIP General Partner's independent directors (for example, related party dealings with Brookfield and the dissolution of BIP). In addition, the audit committee, nominating and governance committee (which is responsible for approving the appointment of a person to the office of BIP GP Director) and the compensation committee (which is responsible for making recommendations concerning the remuneration of directors) consists solely of independent directors. BIP Securityholders do not have the right to either: • appoint directors to or remove directors from the board of the BIP General Partner; or • remove the BIP General Partner as general partner of BIP. Rather, it is BAM and its Affiliates (ie. Brookfield) that control the appointment of directors and can remove the BIP General Partner. Note that Brookfield may sell its holding in the BIP General Partner or the Manager to a third party, without the approval of BIP Securityholders. It may also sell its general partnership interest in BIP to a third party. It should also be noted that the Master Services Agreement, under which Brookfield manages BIP, has no fixed term and cannot be terminated except in a limited number of circumstances such as material default, gross negligence or fraudulent conduct on the part of Brookfield. (g) Do BIP Securityholders have approval rights in relation to BIP and/or its business? Generally, the BIP General Partner has an absolute discretion in relation to the management of BIP. This discretion is subject to the obligation to seek the consent of BIP Securityholders for a number of matters. These matters include: • amendments to the Limited Partnership Agreement that would: • increase the obligations of any BIP Securityholder; • have a material adverse effect on the rights of a class of BIP Securityholders; • reduce the voting threshold required for an approval of BIP Securityholders; or • any action by the BIP General Partner which causes BIP to, among other things, sell, exchange or otherwise dispose of all or substantially all of its assets in a single transaction or a series of related transactions (whether by way of merger, consolidation or otherwise).

BIDDER'S STATEMENT 13 FREQUENTLY ASKED QUESTIONS Where BIP Securityholders do have a consent right, each BIP Interest entitles the holder to one vote. In addition, under the securities rules applicable to BIP in Canada, as well as the rules of the TSX, subject to exemptions that may be available, securityholder approval is required for certain transactions, including the issue of a number of BIP Interests equal to at least 25% of the outstanding BIP Interests (or 10% in the case of an issue to a related party) and certain related party dealings. BIP Securityholders cannot call meetings of BIP. (h) What fiduciary or other duties does the BIP General Partner or its directors owe to BIP Securityholders? The BIP GP Directors have a general duty to act in the best interests of the BIP General Partner under the Companies Act 1981. In addition, pursuant to the Bermudan Limited Partnerships Act 1883, the BIP General Partner is liable for the debts and obligations of BIP. Under Bermudan law, the BIP General Partner owes fiduciary duties to BIP Securityholders. The Limited Partnership Agreement and the limited partnership agreement of BILP, however, contain various provisions that modify the fiduciary duties that might otherwise be owed to BIP and the BIP Securityholders. This modification of the fiduciary duties that might otherwise be owed to BIP and the BIP Securityholders may be detrimental to BIP Securityholders because it restricts the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permits conflicts of interest to be resolved in a manner that may not in all cases be in the best interest of BIP or the best interests of BIP Securityholders. BIP believes it is necessary to modify the fiduciary duties that might otherwise be owed to BIP and the BIP Securityholders due to BIP's organisational and ownership structure and the potential conflicts of interest created thereby. These modifications are predicated on the principle that, without modifying those duties, the ability of the BIP General Partner and the BILP GP to attract and retain experienced and capable directors and to take actions that BIP considers necessary for the carrying out of its business strategy, would be unduly limited due to its concern about potential liability. Under the Limited Partnership Agreement, the liability of the BIP General Partner and its Affiliates is limited (to the extent permitted by law) to conduct involving bad faith, fraud or wilful misconduct or, in the case of a criminal matter, action that was known to be unlawful. (i) Does BIP exercise control over the entities in which it invests? BILP GP (controlled by Brookfield) serves as the general partner of BILP, a 59% interest in which is the sole asset of BIP, and has sole authority for the management and control of BILP. Because BIP's only interest in BILP consists of limited partnership interests in BILP, which by law do not entitle the holders thereof to participate in partnership decisions, the BIP GP Directors are not entitled to participate in the management or activities of BILP or the entities in which BIP invests, including with respect to any acquisition decisions that they may make, and BIP does not have any right or authority to act for or to bind BILP. In addition, limited partners of BILP, including BIP, are not entitled to vote on matters relating to BILP, although BILP GP is obliged to seek the limited partners' consent to certain matters and the approval of BIP Securityholders is required in certain circumstances under applicable securities laws or stock exchange rules (refer to QA.4(e) above and Section 5.9 of the Scheme Booklet for more information). (j) Where can I find further information on the structure of BIP and BIP Interests? This Bidder's Statement and the Scheme Booklet contain additional information about BIP and BIP Interests. In particular: • Section 5.9 of the Scheme Booklet compares a number of the key features of BIP and a holding of BIP Interests against Prime and a holding of Prime Securities; and • Section 2 of this Bidder's Statement sets out more information about the rights of BIP Securityholders and BIP's governance arrangements. Refer to Section 11 and Annexure C of the Scheme Booklet for information on the rights attaching to BIP Interests and a summary of material contracts affecting BIP. Further information on BIP's structure and BIP Interests (including board committee charters and BIP's regulatory filings) can also be accessed on its website at http://www.brookfieldinfrastructure.com. If you are unsure of any information in relation to BIP's structure or BIP Interests, you should consult with your financial, taxation or legal adviser. (k) What fees are paid to Brookfield in connection with BIP and its operating entities? BIP is required to pay, on a quarterly basis, a base management fee equal to 0.3125% (1.25% annually) of the market value of BIP to the Manager (as calculated under the Master Services Agreement) (refer to Section 2.8). No fees are payable to the general partners of either BIP or BILP, however they are entitled to share in any distribution made by BIP or BILP, in proportion to their interest in each partnership. Refer to Section 1.1 for more information about the general partnership interests in BIP and BILP. Additionally, BILP GP is entitled to receive incentive distributions which are calculated based on the amount by which quarterly distributions on the BIP Interests exceed specified target levels (refer to Section 2.7).

14 BROOKFIELD INFRASTRUCTURE PARTNERS L.P. QA.5 Key risks (a) What are the risks associated with the Offer? There are a number of risks related to the Offer. These risks include: • (compulsory acquisition) if the Schemes are not implemented and BIP receives acceptances under the Offer of greater than 90%, BIP may compulsorily acquire Prime Securityholders' interests in Prime and Prime Securityholders may be forced to receive consideration under the Offer, which does not include a liquidity facility cash election for Eligible Prime Securityholders (Ineligible Foreign Securityholders will still receive cash under the Ineligible Foreign Securityholder Facility); • (reduced liquidity) if the Schemes are not implemented and BIP receives acceptances under the Offer of less than 90%, any acceptances which BIP does not receive under the Offer may reduce liquidity in the trading of Prime Securities and this may result in further downward pressure on the Prime Security price and make it more difficult for Prime Securityholders to sell their Prime Securities; • (greater control by BIP) if the Schemes are not implemented and BIP receives acceptances under the Offer, which cause its interest in Prime to exceed 50%, BIP will have a majority securityholding in Prime and effectively control Prime, thereby reducing the ability of other Prime Securityholders to influence the election of Prime Directors or decisions made by Prime in a general meeting. Further, if Brookfield Infrastructure holds 75% or more of the Prime Securities it will be able to pass a special resolution of Prime. This will enable Brookfield Infrastructure to, among other things, change Prime's constitution; • (delisting of Prime) if the number of Prime Securityholders is less than that required by the Listing Rules to maintain an ASX listing then Brookfield Infrastructure or ASX may seek to have Prime removed from the official list of the ASX. If this occurs, Prime Securities will not be able to be bought or sold on the ASX, thereby further eroding liquidity of Prime Securities; • (price of Prime Securities) the Prime Security price may fall immediately following the end of the Offer Period and it is unlikely that Prime's Security price will contain any takeover premium; • (distribution policy) any future Prime distribution policy under the control of Brookfield Infrastructure may vary significantly from the current Prime distribution policy; • (benefits of merger) some of the benefits of the merger of Brookfield Infrastructure and Prime referred to in the letter from the Chief Executive Officer of the Manager and the "Why you should accept the Offer" section above may not be achieved; • (NGPL withholding tax leakage) if the Schemes are not implemented and BIP receives acceptances under the Offer which cause its interest in Prime to exceed 50%, NGPL will be required to withhold U.S. interest withholding tax from the payment of interest on the NGPL Notes resulting in a reduction in Prime cash flow available for distribution to Prime Securityholders of between US$11 million and US$16 million per annum. NGPL may also be required to increase dividend withholding tax withheld from discretionary dividends paid to Prime. Prime Securityholders may be entitled to a credit for the U.S. withholding tax against tax payable in their jurisdiction of tax residence depending on the level and source of Prime distributions and many factors individual to the Prime Securityholder's circumstances; • (U.S. selling restrictions) BIP Interests issued to institutional "accredited investors" in the United States will be "restricted securities" as defined in Rule 144(a)(3) under the U.S. Securities Act, 1933, as amended, and may not be sold and otherwise transferred in the United States unless registered under such Act or pursuant to a transaction exempt from such registration requirements. In this regard, however, should the Schemes not proceed, BIP intends to file a resale registration statement with the SEC to cover the resale of BIP Interests issued to U.S. institutional "accredited investors" in connection with the Offer, the effect of which will be to remove these selling restrictions, and use its reasonable efforts to ensure that this registration statement is effective on or about the Closing Date. Although BIP will endeavour to file such resale registration statement and have it declared effective by the SEC promptly after the Closing Date, there can be no assurance as to the timing of SEC effectiveness; and • (fixed exchange ratio and exchange rate risk) Under the Offer, Prime Securityholders are being offered 0.24 New BIP Interests for each Prime Security they hold. The cash amount to be paid to Ineligible Foreign Securityholders under the Ineligible Foreign Securityholder Facility and the value of the New BIP Interests to be issued as Offer Consideration will vary in Australian dollar terms with changes in the value of BIP Interests and changes in the exchange rate. BIP Interests are traded on the TSX and NYSE in Canadian and US dollars respectively. Going forward, changes to the Australian dollar exchange rate will impact (positively or negatively) on their value in Australian dollar terms. Refer to Section 7.2(e) for more information. (b) What are the key risks associated with holding BIP Interests? There are a number of risks associated with investing in BIP Interests which could impact on the price of and distributions arising from BIP Interests, many of which are beyond the control of the Brookfield Infrastructure Merged Group. See Section 7 of this Bidder's Statement and Section 7 of the Scheme Booklet for further detail. These risks include risks which are specific to Prime (and which will continue to be relevant to the Brookfield Infrastructure Merged Group), which are outlined in QA.5(c) below. These risks also include: • (distributions from BIP) BIP's sole asset, and means of generating income, is its interest in BILP. As noted above, management of BILP, including the declaration of a distribution, is vested in its general partner, the BILP GP which is a separate Brookfield Entity. Accordingly, neither the BIP General Partner nor BIP can control whether BILP will pay a distribution. The BILP GP may, for any reason, determine not to declare a distribution for any period. If it did so, it would be unlikely that BIP would be in a position to make its targeted distribution for the relevant period in which it did not receive a distribution from BILP; • (gearing levels) the operating entities of the Brookfield Infrastructure Merged Group may have a significant degree of leverage on their assets. A leveraged entity's income and net assets tend to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. As a result, the associated risk of loss is generally greater than for entities with comparatively less debt. Brookfield Infrastructure currently has available to it the facility described in Section 4.3(b). Under the terms of this senior secured credit facility, if Brookfield Infrastructure fails to satisfy any debt service obligations under the facility or breaches any covenants under the facility, it is prohibited from making any distributions until the breach is cured, and the lenders could also declare all advances outstanding under the facility to be immediately due and payable and foreclose on the assets pledged as collateral; • (impact of joint venture arrangements) Brookfield Infrastructure structures many of its operations as joint ventures, partnerships and consortium arrangements. Such arrangements involve risks not present when a third party is not involved, including the possibility that co-venturers may fail to meet their obligations. In addition, these arrangements generally involve a reduced level of control over the joint venture entity. Accordingly, decisions relating, for example, to operations and the timing of any exit often require a majority vote or consensus. Finally, joint venture partners are generally subject to restrictions on the transfer of their interests, including pre-emptive rights; • (governance structure) the governance structure of Brookfield Infrastructure and the rights attaching to BIP Interests are significantly different to the structure of Prime and the rights attaching to Prime Securities (for a description of these differences, refer to QA.4 and Section 5.9 of the Scheme Booklet). In particular, management of BIP is vested in a general partner and manager both of which are external to BIP and wholly owned by Brookfield. BIP Securityholders do not have any rights to replace either the directors of the BIP General Partner or the BIP General Partner and the Manager itself. Additionally BIP Securityholders have limited voting rights on matters affecting Brookfield Infrastructure; • (assets) Brookfield Infrastructure's strategy is to invest in Brookfield-sponsored partnerships and consortiums in which Brookfield has sufficient influence or control to deploy its operations-oriented approach. Brookfield, through its control of each of the entities that comprise Brookfield Infrastructure, actively sources these investments for Brookfield Infrastructure. In this regard, it should be noted that all assets and investments currently within Brookfield Infrastructure's portfolio were sourced by Brookfield. Accordingly, Brookfield, as controller of the general partners of BIP and BILP and their managers, may not consider opportunities where Brookfield cannot play an active role in influencing the underlying operating company or managing the underlying assets, suitable for Brookfield Infrastructure, even though they may be attractive from a purely financial perspective; • (influence of Brookfield and the Manager) Brookfield is the sole shareholder of the BIP General Partner and the Manager. It also controls the BILP GP. As such it is able to control the appointment and removal of the BIP GP Directors and BILP GP directors and, accordingly, exercise substantial influence over BIP and BILP. Further, as neither BIP nor BILP have any employees, they both depend on the management and administration services provided by the Manager under the Master Services Agreement; • (conflicts of interest) the organisational and ownership structure of BIP (as described above and in Section 1.1) involves a number of relationships that may give rise to conflicts of interests between BIP and BIP Securityholders, on the one hand, and Brookfield, on the other hand. In certain instances, the interests of Brookfield may differ from BIP's interests and the interests of BIP Securityholders, including with respect to the types of acquisitions made, the timing and amount of the distributions of BIP, the reinvestment of returns generated by the operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers; • (fiduciary duty) the BIP GP Directors have a general duty to act in the best interests of the BIP General Partner under the Bermudan Companies Act 1981 rather than BIP Securityholders. However, it should be noted that, under Bermudan law, the BIP General Partner owes fiduciary duties to BIP Securityholders. The Limited Partnership Agreement and the limited partnership agreement of BILP contain various provisions that modify the fiduciary duties that might otherwise be owed to BIP and the BIP Securityholders by the BIP General Partner. This modification of the fiduciary duties that might otherwise be owed to BIP and the BIP Securityholders may be detrimental to BIP Securityholders because it restricts the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permits conflicts of interest to be resolved in a manner that may not in all cases be in the best interest of BIP or the best interests of BIP Securityholders; • (operational risks) operating entities may require capital expenditure. Moreover, their businesses involve risks associated with construction and may be affected by changes in regulation. In addition, operating entities are exposed to counterparty risks should their customers or clients default. Timber operations, in particular, may be affected by weather conditions, activity in the housing sector and price fluctuations given the competitive environment; • (foreign exchange) the Brookfield Infrastructure Merged Group's functional currency following completion of the Offer will be US dollars. However, significant portions of the Brookfield Infrastructure Merged Group's revenues, expenses and assets will continue to be denominated in other currencies. Exchange rate movements will therefore play a significant part in the market returns achieved by the Brookfield Infrastructure Merged Group on investments in currencies other than US dollars. The Brookfield Infrastructure Merged Group may hedge foreign currency transactions, but unanticipated market changes may result in poorer overall investment performance than if the transaction had not been executed. In addition, Prime Securityholders will be paid distributions in US dollars and will receive the proceeds of any sale of New BIP Interests in US or Canadian dollars (depending on the market on which they dispose of their investments). Movements in the exchange rate of these currencies relative to the Australian dollar will affect the Australian dollar value of these returns; • (integration of Prime) unexpected issues and complications may arise due to the combination of Brookfield Infrastructure and Prime including the loss of key employees, customers or market share, and difficulties with the integration of IT and support functions; • (trading in BIP Interests) it is possible that there will be higher than usual supply of BIP Interests on the NYSE and TSX if former Prime Securityholders elect to sell their New BIP Interests after the transaction is implemented, noting in particular that there may be competing sales under the Ineligible Foreign Securityholder Facility (as described above). This may, in turn, negatively impact the price of BIP Interests in the short term; • (stamp duty) the acquisition of the Prime Securities under the Schemes and the subsequent transfer of those securities to an Affiliate of BIP may each give rise to a liability to Western Australian stamp duty for BIP. Whether any such liability does arise, and if so the extent of that liability, depends in large part on how the current WestNet Rail stamp duty dispute described below is determined (see "What are the key risks associated with Prime's assets?" below); and • (status of BIP) in order to ensure that it does not become an investment company under the Investment Company Act, BIP may be required to materially limit or restrict the scope of its operations and plans, including the type of acquisitions it makes. BIP considers that becoming an investment company would be inconsistent with its strategies and objectives as articulated in more detail in Section 5 of the Scheme Booklet. (c) What are the key risks associated with Prime's assets? As noted above, these existing risks (and others covered in Section 7 of this Bidder's Statement and Section 4.11 of the Scheme Booklet) continue to be relevant to Prime Securityholders who acquire New BIP Interests. • (regulatory risks relating to DBCT) coal handling services at DBCT are a declared service and are regulated by the Queensland Competition Authority ("QCA"). The current access arrangements expire on 31 December 2010, and there is a risk that the arrangements will change. A revised Draft Access Undertaking ("DAU") and submissions, were lodged with the full, written support of all of DBCT's customers and effectively encompassed a roll forward of the current regulatory WACC and revenue building block parameters. However, there is no assurance that the QCA will accept the DAU. Final costs of the DBCT phase 2/3 expansion (commissioned in two steps in December 2008 and June 2009) are currently estimated to total A$839 million, which is more than the A$761 million forecast total costs contained in the Draft Amending Access Undertaking ("DAAU") accepted by the QCA in 2007. Approval of the amended DAAU covering the actual costs will increase the regulated asset base ("RAB"), increase the Annual Revenue Requirement ("ARR") for the period between commissioning and approval, and trigger a one-off recovery of that revenue (in the order of A$19 million). However, in the unlikely event that the amended DAAU is not approved, DBCT will not receive a return on the additional capital cost; • (regulatory risks relating to Powerco) Powerco's electricity and gas distribution businesses are subject to economic regulation. Current default price path ("DPP") determinations (expiring 31 March 2015 for electricity and 30 June 2012 for gas) limit price increases to CPI each year. There is a risk Powerco's ability to increase prices may be further constrained once those determinations expire. The current electricity DPP also provides for an adjustment to the maximum annual price increase for lines companies to be determined from April 2012. It is possible that such an adjustment may limit annual price increases to an amount less than CPI, or even require a reduction to current prices. If such an adjustment were made, Powerco's revenue would be less than currently expected; • (NGPL refinance) Prime and its consortium partners are currently investigating refinancing options for some of the associated debt in the NGPL structure, as a result of the NGPL Settlement. There is US$600 million of non-recourse debt at the Myria level within the NGPL structure (Prime's proportional share of this debt is 33% or US$198 million) that has a maturity date of February 2013. This debt facility will be required to be refinanced and/or renegotiated in advance of its maturity date as a consequence of the reduced cash flow profile arising from the NGPL Settlement. The exact form of this refinance and/

or renegotiation is currently being assessed by Prime and its consortium partners. As set out in the Target's Statement, the Prime Directors are not currently in a position to accurately determine the quantum, if any, of equity required and/or the requirement to reinvest distributions received from NGPL that may be required with respect to the refinancing or renegotiation of this debt. However, there is a risk that the steps taken to refinance and/or renegotiate the debt could result in a reduction in the cash flows available to Prime from its NGPL investment; • (AET&D liabilities) in 2007, Prime was part of a consortium that acquired Alinta Limited. As part of this transaction, Prime is party to an umbrella agreement and a participation deed. The effect of these two agreements is that Prime is responsible in its proportionate percentage (17.55%) for any "Unallocated Liabilities" (as defined in the umbrella agreement) which do not relate specifi cally to a consortium business. Any known Unallocated Liabilities have been recognised in Prime's financial statements as at 30 June 2010. However there is a risk that further Unallocated Liabilities could subsequently emerge that may require Prime to fund its proportionate percentage; • (environmental risks) Prime is subject to environmental regulations, including in relation to carbon emissions. Prime's carbon exposure1 in 2009 was approximately 320,000 tonnes CO2 in Australian assets and approximately 670,000 tonnes CO2 in non-Australian assets. If carbon emissions regulations become applicable (and the costs of such regulations are not able to be fully passed on to consumers), Prime's financial performance may be impacted; • (disputes) Prime is currently in dispute with the Western Australian Office of State Revenue regarding an assessment of stamp duty in the amount of A$71,345,520 arising from the acquisition of the WestNet Rail business in 2006.2 Prime has paid the assessment in full and is exercising its right to appeal the matter to the Western Australian State Administrative Tribunal; • (WestNet Rail grain lines) WestNet Rail owns a network of rail infrastructure which comprises 5,100km of rail. 45% of it (2,200km) is narrow gauge, used primarily for the transport of grain ("Grain Lines"). Sleeper replacement, estimated to cost A$250 million, is required over the next three years, but Prime is currently in negotiations in relation to potential government funding of the replacement of some of the sleepers. WestNet Rail is party to a relationship agreement with certain third parties pursuant to which it provides access to the Grain Lines. One of those parties has alleged that certain closures of Grain Lines would oblige WestNet Rail to pay it an amount of A$62 million, which WestNet Rail believes has no legal basis; and • (native title risk) infrastructure assets may require large areas of land on which to be constructed and operated. Different jurisdictions adopt different systems of land title and in some jurisdictions it may not be possible to ascertain definitively who has the legal right to enter into land tenure arrangements with the asset owner. In some jurisdictions, it is possible to claim indigenous rights to land, including in Australia where the existence or declaration of native title may affect the existing or future activities of Prime and impact on its operational and financial performance. (d) Are there general risks associated with the Brookfield Infrastructure Merged Group and holding BIP Interests? Yes. In addition to the risks identified above, there are a number of more general business risks associated with the Brookfield Infrastructure Merged Group, such as the risk that losses sustained will not be insured; the risk of labour disruptions; the risk of delays or failure to achieve benefits after acquiring businesses; risks of competition; and risks of litigation and other disputes, including occupational health and safety claims. Moreover, any securities traded on a securities exchange are subject to general risk factors which affect their price. In recent years, BIP Interests and global securities markets have experienced significant price fluctuations, which have been unrelated to the operating performance of the affected entities. All of the operating entities of the Brookfield Infrastructure Merged Group depend on the financial health of their customers who may be sensitive to the overall performance of the economy. Adverse local, regional or worldwide economic trends that affect each respective economy could have a material adverse effect on the financial condition and results of operations of the Brookfield Infrastructure Merged Group. Refer to Section 7.3 of the Scheme Booklet for more information about the general risks associated with the Brookfield Infrastructure Merged Group. QA.6 Distributions (a) Will I receive the September quarter Prime distribution? Yes. Prime Securityholders on the Register as at 30 September 2010 will be entitled to a distribution of 7.5 Australian cents per Prime Security in respect of the quarter ended 30 September 2010. This is so whether or not the Schemes or the Offer proceed. This distribution will be paid on or about Tuesday, 30 November 2010. (b) If my acceptance of the Offer becomes effective, when could I expect to receive a further distribution? If you were on the Register as a Prime Securityholder on 30 September 2010, you will receive the Prime distribution to be paid on or about Tuesday, 30 November 2010, as described above. 1. Being Prime's proportion of the relevant asset's carbon exposure in the case of non-wholly owned assets. Carbon emissions are scoped for the 2008/09 period as per the National Greenhouse and Energy Reporting Act 2007 (Cth). 2. Prime's liability is for an amount of A$46.4 million. The balance of A$24.9 million was received from Queensland Rail under a contractual right of indemnity. See Section 7.2(b)(7) of the Scheme Booklet for further detail.

18 BROOKFIELD INFRASTRUCTURE PARTNERS L.P. FREQUENTLY ASKED QUESTIONS BIP expects to make a distribution to its holders of record on or about 30 November 2010, prior to the issue of New BIP Interests under the Offer. This distribution is expected to be paid on or about 31 December 2010. Prime Securityholders receiving New BIP Interests under the Offer will not receive this BIP distribution. If you accept the Offer and the Offer becomes unconditional and you are issued New BIP Interests, you will be entitled to any distributions made by BIP where the distribution record date falls after the Issue Date and provided you continue to hold your New BIP Interests at the relevant date. Historically Prime has paid distributions at the end of February, May, August and November in each year, whereas BIP has paid distributions one month later at the end of March, June, September and December in each year. The first BIP distribution in which New BIP Interests issued as Offer Consideration will participate is expected to occur on or about 31 March 2011 (whereas if the Schemes do not become Effective, the next distribution on Prime Securities would be expected to occur on or about 28 February 2011). In the event completion of the Offer is delayed for any reason, BIP and Prime reserve the right to alter the timing of distributions, in order to ensure that Prime Securityholders receive distributions of available cash from Prime, in respect of periods during which they continue to hold Prime Securities, and no distributions from Brookfield Infrastructure in respect of the same periods. (c) What is BIP and BILP’s distribution policy? Brookfield Infrastructure’s objective is to pay a distribution that is sustainable on a long-term basis while retaining within its operations sufficient liquidity for growth capital expenditures and general purposes. BILP currently believes that a payout of 60% to 70% of its FFO is appropriate. BIP generally distributes (net of BIP’s expenses) all amounts that it receives by way of distributions from BILP, which is BIP’s sole material asset. In calendar year 2010, BIP is paying distributions of US$0.275 per quarter per BIP Interest (US$1.10 annually). Following completion of the Offer (and assuming BIP acquires a 100% interest in Prime) and, subject to board approval and business conditions at that time, BILP intends to increase its annual distribution in calendar year 2011 such that BIP can pay a distribution of US$1.24 per BIP Interest (an increase of 13%).(1) The planned increase in BIP’s distribution reflects the anticipated strong cash flow generation of the Brookfield Infrastructure Merged Group and its superior portfolio of infrastructure assets. Due to the Brookfield Infrastructure Merged Group’s increased opportunity to invest in growth projects, this distribution level has been set at a payout ratio that is estimated to be at or below the low end of BILP’s targeted payout ratio of 60% to 70% of FFO. BIP has not determined whether, and to what extent, it would increase its target annual distribution in the event that Brookfield Infrastructure acquires a less than 100% interest in Prime under the Offer. Any such increase will depend on a number of factors including the level of Brookfield Infrastructure’s interest in Prime after the completion of the Offer. QA.7 Other questions (a) Can I sell my Prime Securities now? You can sell your Prime Securities on-market at any time unless you accept the Offer, the Schemes become Effective or BIP becomes entitled to acquire your Prime Securities under compulsory acquisition in accordance with the Corporations Act. (b) What are the taxation implications of the Offer? Australian tax resident Prime Securityholders who hold Prime Securities on capital account will have a capital gain or loss through participating in the Scheme. No capital gains tax rollover will be available. Refer to Section 8 of the Target’s Statement for further details, including in relation to the tax consequences of holding BIP Interests. Your decision on whether to accept the Offer should be made only after consultation with a financial, legal, taxation or other professional adviser based on your own investment objectives, financial situation, taxation position and particular needs. (c) Where can I get further information? You should read this Bidder’s Statement, the Target’s Statement and the Scheme Booklet carefully. If you are in any doubt about anything in this Bidder’s Statement, please contact your financial, legal, taxation or other professional adviser. 1. BIP distributions are paid in US dollars. If the increase occurs and based on the exchange rate as at 20 August 2010 of US$0.8939 per AUD and the exchange ratio of 0.24 BIP Interests to a Prime Security, this would translate to an equivalent annual distribution to Prime Securityholders who receive New BIP Interests of A$0.33, an effective 10% increase in the current annualised quarterly distribution per Prime Security. The targeted increase, should it proceed, is based on the following assumptions and should these assumptions not prove correct, the level of BIP distributions may be affected. The ability to achieve this target assumes: • Brookfield Infrastructure acquires 100% of the Prime Securities under the Offer (and any subsequent compulsory acquisition); • financial performance of the Brookfield Infrastructure Merged Group during the calendar year 2011 that is consistent with the first six months of calendar year 2010; • the ability to refinance pending debt maturities during calendar years 2010 and 2011 (see Section 4.3(d) of this Bidder’s Statement and Section 6.5(d) of the Scheme Booklet for a description of pending debt maturities); and • the ability to raise debt capital during calendar year 2011 to fund growth capital expenditure consistent with the objective of retaining the group’s existing gearing profile.

BIDDER’S STATEMENT 19 Overview of the Offer The following is a summary only of the Offer and is qualified by the detailed information contained in the rest of this Bidder’s Statement. You should read this Bidder’s Statement in full before deciding how to deal with your Prime Securities. The full terms and conditions of the Offer are contained in Appendices 1 and 2. Summary of the Offer terms and conditions Offer BIP offers to acquire all of your Prime Securities on the Offer Terms set out in Appendices 1 and 2. You may accept the Offer in respect of some or all of the Prime Securities you hold. You will receive 0.24 BIP Interests for each Prime Security that is acquired from you under the Offer unless you are an Ineligible Foreign Securityholder. This Offer relates to Prime Securities that exist or will exist on the Register Date and extends to any Prime Securities that are issued between the Register Date and the end of the Offer Period as a result of the exercise of any securities that exist on the Register Date that: (a) will convert or may be converted to Prime Securities; or (b) confer the right to be issued Prime Securities. If you are an Ineligible Foreign Securityholder, you will not be entitled to receive BIP Interests on acceptance of the Offer. Ineligible Foreign Securityholders who accept the Offer will participate in the Ineligible Foreign Securityholder Facility and will be paid cash in lieu of the BIP Interests which they would otherwise have received. Refer to Section 6 for further information about the Ineligible Foreign Securityholder Facility. Offer Period The Offer is scheduled to close at 7.00pm (Sydney time) on 25 November 2010 (but it may be extended). Payment Date If you accept the Offer in accordance with the instructions contained in the Offer and the Acceptance Form (including, the provision of documents required under the Offer), you will be sent payment within one month after the later of receipt of your acceptance and the date on which the Offer becomes unconditional and in any event within 21 days after the end of the Offer Period. Conditions The Offer is subject to a number of Conditions as set out in Appendix 2 to this Bidder’s Statement, including: • no objections are lodged in respect of the NGPL Settlement; no Prime Material Adverse Changes or Prime Prescribed Occurrences have occurred (in the latter case, unless with the consent of BIP) during the Offer Period; • the Schemes do not proceed; • implementation of the AET&D Disposition; • relevant approvals and third party consents have been obtained; • there has occurred, during the Offer Period, no material breaches of any agreements by Prime or its Subsidiaries; there are no restraining orders in consequence of, or in connection with, the Offer and there has been no change in law that restrains or prohibits the making of the Offer or the completion of the Offer or the rights of BIP in respect of Prime and the Prime Securities to be acquired under the Offer; • BIP Securityholder Approval is obtained in respect of the issue of BIP Interests in connection with the Offer; • approval of the listing of the New BIP Interests on the TSX and NYSE is obtained; • the Prime Board does not withdraw its recommendation to Prime Securityholders of the Offer; receipt of relief from ASIC necessary to implement the Ineligible Foreign Securityholder Facility; and • the Independent Expert does not change its opinion during the Offer Period. The Offer is not subject to a minimum acceptance condition. The Offer is also subject to a statutory condition required by section 625(3) of the Corporations Act regarding admission to quotation of the New BIP Interests on the TSX and NYSE. Accordingly, if BIP fails to obtain permission for admission to quotation of the New BIP Interests on the TSX or the NYSE within 7 days of the end of the Offer Period, the Offer will automatically lapse. BIP knows of no reason why this would not be granted. This is only a summary of the Conditions. The Conditions are set out in full in Appendix 2 to this Bidder’s Statement. If the Conditions are not satisfied or waived by 25 November 2010, then the Offer will lapse unless it has been extended.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P. OVERVIEW OF THE OFFER How to accept the Offer Acceptances of the Offer must be actually received before the close of the Offer Period. To accept the Offer you should follow the instructions set out in the “Important notices” section of this Bidder’s Statement. Also refer to Appendix 1, Clause 5 of this Bidder’s Statement for further details. What will the tax consequences be? Please consult your own professional adviser on the taxation implications of acceptance of the Offer. However, refer to Section 8 of the Target’s Statement for an overview of the Australian taxation implications of accepting the Offer. Distributions If you accept the Offer and the Offer becomes unconditional and you are issued New BIP Interests, you will be entitled to any distributions made by BIP where the distribution record date falls after the Issue Date and provided you continue to hold your New BIP Interests at the relevant date. BIP expects to make a distribution to its holders of record on or about 30 November 2010, prior to the issue of New BIP Interests under the Offer. This distribution is expected to be paid on or about 31 December 2010. Prime Securityholders receiving New BIP Interests under the Offer will not receive this BIP distribution. The first BIP distribution in which New BIP Interests issued as Offer Consideration will participate is expected to occur on or about 31 March 2011. Prime Securityholders on the Register as at 30 September 2010 will be entitled to a distribution of 7.5 Australian cents per Prime Security in respect of the quarter ended 30 September 2010. This is so whether or not the Offer proceeds. This distribution will be paid on or about 30 November 2010. For further information see under “If my acceptance of the Offer becomes effective, when could I expect to receive a further distribution?” in the “Frequently asked questions” section above.

BIDDER'S STATEMENT 21

Section 1.

Information on BIP and Brookfield Infrastructure

1.1 BIP and Brookfield Infrastructure

BIP is a Bermudan exempted limited partnership, with its head office in Bermuda. BIP was established on 21 May 2007 to own and operate, indirectly through its operating entities, infrastructure assets on a global basis. BIP is the head entity of Brookfield Infrastructure.

BIP's sole material asset is its investment in BILP, a Limited partnership with its head office in Bermuda. BIP holds an approximate 59% limited partnership interest in BILP. The remaining interest in BILP is held by Brookfield (with an approximate 1% general partnership interest held by the general partner of BILP and the remaining limited partnership interest of approximately 40% held by Brookfield). BILP owns indirect interests in entities which operate BIP's infrastructure assets.

The below diagram sets out the structure of BIP and BILP.


Brookfield
BIP Securityholders
0.01% GP* + Manager*
99.99%
BIP
1% GP* + 40% Redeemable Partnership Units + Manager*
59% limited partnership interest
BILP
Holding and Operating Entities

* Affiliates of BAM act as general partner of BIP and BILP and hold general partnership interests. They also provide management services to both entities. Percentage holdings are approximate.

Refer to Section 11.8 of the Scheme Booklet for a structure diagram showing the relationship between BIP, BILP and Brookfield.

BIP's percentage interest in BILP will change as a result of the transaction. Refer to Section 4.2 for a description of BIP's structure following the completion of the Offer.

A description of the assets in each of Brookfield Infrastructure's operating platforms and their results is set out in Sections 5.4 and 5.5 of the Scheme Booklet, including assets and results referable to Brookfield Infrastructure's holding in Prime. For information about BIP and BILP's debt structure and ownership interests in their operations, refer to Sections 5.6 and 5.7 of the Scheme Booklet respectively.

A reference to Brookfield Infrastructure in this Bidder's Statement is a reference to BIP, BILP and their Subsidiaries. This term is used to describe the operations of the group in which holders of BIP Interests invest.

The expression ***"Brookfield Infrastructure"***, rather than BIP, has been used in a number of places in this Bidder's Statement for the following reasons:

- BIP's sole material asset is its approximate 59% limited partnership interest in BILP; and
- the remaining limited partnership interest in BILP is held by Brookfield under the Redeemable Partnership Units which, through the Redemption-Exchange Mechanism, can be converted into an equivalent interest in BIP (refer to Section 5.8(a) of the Scheme Booklet). Therefore, on an economic basis, the BIP GP Directors believe that holders of BIP Interests should view BIP, BILP and their Subsidiaries as a single combined enterprise.

For information about the management and control of Brookfield Infrastructure and BIP and BILP's capital structure, distributions, trading history and relationship with the Manager, refer to Sections 5.2 and 5.8 of the Scheme Booklet.

As a result of BIP's holding structure, BIP believes the financial statements of BILP are more relevant than BIP's because they present the financial position and results of BIP's underlying operations in greater detail. Section 5.5 of the Scheme Booklet outlines BILP's proportionate share of results in order to demonstrate the impact of key value drivers and BILP's overall performance for each of its principal operating platforms: utilities, fee for service and timber. BIP and BILP prepare their financial statements in accordance with IFRS.

22 BROOKFIELD INFRASTRUCTURE PARTNERS L.P. SECTION 1 Information on BIP and Brookfield Infrastructure 1.2 Overview (a) Overview of strategy As set out in Section 1.1 above, BIP’s sole material asset is its 59% limited partnership interest in BILP which, together with its Subsidiaries own and operate high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. The current operations consist of utility businesses, fee for service businesses and timber assets in North and South America, Australasia and Europe. Brookfield Infrastructure’s vision is to be a leading owner and operator of high quality infrastructure assets that produce an attractive risk-adjusted total return for BIP Securityholders. To accomplish this objective, Brookfield Infrastructure seeks to leverage Brookfield’s operating platforms to acquire targeted assets and actively manage them to extract additional value following its initial investment. An integral part of Brookfield Infrastructure’s strategy is to participate with institutional investors in Brookfield-sponsored investments that suit Brookfield Infrastructure’s profile. Brookfield Infrastructure focuses on consortiums and partnerships in which Brookfield has sufficient influence or control to deploy its operations-oriented approach. (b) Performance targets and key measures To measure performance Brookfield Infrastructure focuses on net income, FFO, AFFO and AFFO Yield. Brookfield Infrastructure defines FFO as net income excluding the impact of depreciation and amortisation, fair value adjustments, unrealised gains or losses on derivative instruments, non-cash interest charges, deferred taxes and fair value adjustments on Redeemable Partnership Units and other non-cash items. Brookfield Infrastructure defines AFFO as FFO less maintenance capital expenditures. FFO is a measure of operating performance and AFFO is a measure of the sustainable cash flow of Brookfield Infrastructure’s business. AFFO Yield is defined as AFFO divided by partnership capital (“AFFO Yield”). FFO and AFFO are not calculated in accordance with and do not have any standardised meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other issuers. FFO and AFFO have limitations as analytical tools. Brookfield Infrastructure’s objective is to earn a total return of 12% to 15% per annum on the infrastructure assets that it operates, measured over the long-term. This return will be generated from the cash flow of Brookfield Infrastructure’s operations plus growth. Brookfield Infrastructure endeavours to manage its operations to generate increasing FFO over time. If Brookfield Infrastructure is successful in doing so, BIP will be able to increase distributions to BIP Securityholders. For Brookfield Infrastructure’s business as a whole, Brookfield Infrastructure’s key performance measure is AFFO Yield which measures how effectively Brookfield Infrastructure is employing its capital. In addition, Brookfield Infrastructure focuses on growth in FFO per interest, which measures capital appreciation. Brookfield Infrastructure also has performance measures that track the key value drivers of each of its operating platforms. See Section 5.5 of the Scheme Booklet for more details.

BIDDER’S STATEMENT 23 SECTION 1 Information on BIP and Brookfield Infrastructure 1.3 Overview of performance The below chart provides an overview of the performance and select key financial information relating to Brookfield Infrastructure and its operating platforms for the six month period ended 30 June 2010. [Graphic Appears Here] Notes: (1) Brookfield Infrastructure also has an interest in other infrastructure assets (refer to Section 5.5(d) of the Scheme Booklet) that are not represented in the chart above. (2) For an explanation of Rate Base, refer to Section 5.5(a) of the Scheme Booklet. The Rate Base presented above refers to the average Rate Base over the six months ended 30 June 2010. (3) Annualised numbers are for the six months ended 30 June 2010. (4) Equity invested presented above is at 30 June 2010. (5) AFFO Yield is for the six months ended 30 June 2010 expressed on an annualised basis. 1.4 Overview of operations Brookfield Infrastructure’s existing business is comprised of high quality, long-life assets that provide essential products and services for the global economy. Brookfield Infrastructure’s operating platforms are summarised below: Operating platform Asset type Location UTILITIES Electricity Transmission North & South America Energy Distribution Australasia and Europe Coal Terminal Operations Australasia FEE FOR SERVICE Energy Transmission Primarily North America Railroad Australasia Ports Europe TIMBER Freehold Timberlands North America For more information on Brookfield Infrastructure’s operations, refer to Section 5.5 of the Scheme Booklet. 1.5 Additional information about Brookfield Infrastructure (a) BIP management (i) BIP GP Directors BIP is managed and controlled by a general partner rather than a board of directors and officers. The BIP General Partner serves as BIP’s general partner and has a board of directors. The BIP General Partner has no executive officers. The current BIP GP Directors are: • Derek Pannell • Alex Erskine • Jonathan Hagger • Arthur Jacobson, Jr • Anne Schaumburg • Danesh Varma • James Wallace Information on the current BIP GP Directors is set out in Section 5.8(d) of the Scheme Booklet.

SECTION 1 Information on BIP and Brookfield Infrastructure 24 BROOKFIELD INFRASTRUCTURE PARTNERS L.P. (ii) Management The core senior management team that is principally responsible for Brookfield Infrastructure’s operations consists of the following people: • Jeffrey Blidner • Samuel Pollock • John Stinebaugh Information on the core senior management team that is principally responsible for Brookfield Infrastructure’s operations is set out in Section 5.8(d) of the Scheme Booklet. (b) Financial risk management Brookfield Infrastructure is impacted by changes in currency rates, interest rates and other financial exposures. As a general policy, Brookfield Infrastructure endeavours to maintain balanced positions where practical or economical to do so, although unmatched positions may be taken. Brookfield Infrastructure’s principal financial risks are foreign currency and interest rate fluctuations. For information about how Brookfield Infrastructure manages these financial risks, refer to Section 5.8(e) of the Scheme Booklet. (c) Brookfield Infrastructure financial information Prime Securityholders are directed to Section 5.10 of the Scheme Booklet. This section contains the historical and pro forma financial information of Brookfield Infrastructure as prepared by the BIP GP Directors. The financial information should be read in conjunction with the Investigating Accountants’ Report set out in Annexure B to the Scheme Booklet and the other information set out in this Bidder’s Statement, the Target’s Statement and the Scheme Booklet. (d) Management discussion and analysis Section 5.10 of the Scheme Booklet also contains management discussion and analysis for the year ended 31 December 2009 and the half year ended 30 June 2010. 1.6 BIP and Prime comparison Prime Securityholders who accept the Offer will receive BIP Interests in lieu of Prime Securities. The structure of BIP and the rights attaching to BIP Interests are significantly different to the structure of Prime and the rights attaching to Prime Securities. A comparison of material differences is set out in Section 5.9 of the Scheme Booklet. 1.7 Additional material information on Brookfield Infrastructure As an entity listed on the TSX and NYSE and a “SEC Foreign Issuer” in Canada and a “foreign private issuer” in the U.S., BIP has a number of continuous disclosure and regulatory filing obligations. Additionally, upon completion of the Offer, BIP will become a “disclosing entity” for the purposes of the Corporations Act. For further information, refer to Section 11.1 of the Scheme Booklet. BIP’s continuous disclosure, regulatory filings and other press releases are and will continue to be able to be accessed through BIP’s website (http://www.brookfieldinfrastructure.com/content/investor_relations-2625.html).

BIDDER’S STATEMENT 25 Section 2. Information about BIP Interests 2.1 Introduction BIP is a Bermuda exempted limited partnership that was established on 21 May 2007 under the provisions of the Exempted Partnerships Act and the Limited Partnership Act. BIP Interests are fully paid partnership units quoted on TSX and NYSE. The rights of those Prime Securityholders who accept the Offer and receive New BIP Interests will, in respect of those New BIP Interests, be governed as described below in Section 2.2. BIP is an “SEC foreign issuer” under the Canadian securities regulatory authority and a “foreign private issuer” under the US securities Regulatory Authority. For information on the laws, rules and regulations applicable to BIP, refer to Section 11.1 of the Scheme Booklet. 2.2 Rights attaching to BIP Interests The rights of BIP Securityholders, as limited partners of BIP, are governed principally by the laws of Bermuda, the Limited Partnership Agreement, the rules of the TSX and NYSE and other applicable securities regulatory authorities. For further information on the Limited Partnership Agreement, see Annexure C of the Scheme Booklet. Refer to Section 11.2 of the Scheme Booklet for a summary of the following rights attaching to BIP Interests: • meetings of BIP Securityholders; • voting entitlements; • entitlements to distributions; • amendments to the Limited Partnership Agreement; • terms of issue of BIP Interests; • dissent rights; and • limited liability of BIP Securityholders. 2.3 Issue of new securities Under the Limited Partnership Agreement, the BIP General Partner has broad rights to cause BIP to issue additional partnership interests for any partnership purpose, at any time and on such terms and conditions as it may determine without the approval of any BIP Securityholders. Refer to Section 11.3 of the Scheme Booklet for more information. 2.4 Management of Brookfield Infrastructure The Limited Partnership Agreement provides for the management and control of BIP by a general partner rather than a board of directors and officers. The BIP General Partner serves as BIP’s general partner and has a board of directors. The structure, practices and committees of the BIP General Partner’s board of directors are governed by the BIP General Partner’s By-laws. Refer to Sections 11.4 and 11.5 of the Scheme Booklet for further information on the following matters relating to the management of Brookfield Infrastructure and the operation of the BIP General Partner’s board of directors: • size, independence and composition of the BIP General Partner’s board of directors; • election and removal of BIP GP Directors; • transactions requiring approval by BIP Independent Directors; • release from liability and indemnification of directors and officers; • transactions involving directors or officers; • withdrawal of the BIP General Partner as managing general partner of BIP; • operation of the audit committee, nominating and governance committee and compensation committee; and • governance of BILP. 2.5 Dissolution of BIP The Limited Partnership Agreement sets out the circumstances under which BIP will terminate and the consequences of such termination. For further information, refer to Section 11.6 and Annexure C of the Scheme Booklet. 2.6 Partnership arrangements of BILP The rights of the limited partners of BILP are currently governed by the laws of Bermuda and BILP’s limited partnership agreement. BILP’s limited partnership agreement provides for the management and control of BILP by BILP GP. For a summary of the partnership arrangements of BILP, refer to Section 11.7 and Annexure C of the Scheme Booklet.

SECTION 2 Information about BIP Interests 26 BROOKFIELD INFRASTRUCTURE PARTNERS L.P. 2.7 Fees payable to BILP GP and the BIP General Partner No fees are payable to the general partners of either BIP or BILP, however they are entitled to share in any distribution made by BIP or BILP, in proportion to their interest in each partnership. Additionally, BILP GP is entitled to receive incentive distributions which are calculated based on the amount by which quarterly distributions on the BIP Interests exceed specifi ed target levels. Refer to Annexure C of the Scheme Booklet on BILP’s limited partnership agreement. 2.8 Obligations under the Master Services Agreement Under the Master Services Agreement, Brookfield Infrastructure Group Inc. and certain other Affiliates of BAM (together the “Manager”) have agreed to provide or arrange for other service providers to provide certain management and administration services to BIP and the other Service Recipients. These services include supervising and attending to the day-to-day management, secretarial, accounting, banking, treasury, administrative, liaison, representative, regulatory and reporting functions and obligations, establishing and maintaining books and records, identifying, evaluating and recommending to the Holding Entities acquisitions or dispositions and recommending and, where requested to do so, assisting in the raising of funds. BIP is required to pay, on a quarterly basis, a base management fee equal to 0.3125% (1.25% annually) of the market value of BIP to the Manager (as calculated under the Master Services Agreement). For further information about the Master Services Agreement (including the fees payable to the Manager), refer to Section 11.10 and Annexure C of the Scheme Booklet. 2.9 Arrangements under the Relationship Agreement Under the Relationship Agreement, Brookfield has agreed that Brookfield Infrastructure serves as the primary (though not exclusive) vehicle through which Brookfield makes future infrastructure related acquisitions that are suitable for Brookfield Infrastructure’s strategy and objectives. For further information on the Relationship Agreement, refer to Section 11.11 and Annexure C of the Scheme Booklet.

BIDDER’S STATEMENT Section 3. Intentions 3.1 Intentions for the Brookfield Infrastructure Merged Group The following statements of intention are based on information concerning Brookfield Infrastructure and Prime known by Brookfield Infrastructure as at the date of this Bidder’s Statement. For information on Prime, Prime Securityholders should refer to Section 4 of the Scheme Booklet and the Target’s Statement. Final decisions will only be reached by the BIP General Partner in light of any additional knowledge and material information and circumstances at the relevant time. Accordingly, statements set out in this Section 3 are statements of Brookfield Infrastructure’s current intentions which are subject to change as new information becomes available or as circumstances change. As a significant indirect owner with representation on the Prime Board, Brookfield Infrastructure has been working actively with Prime’s management since the close of the Recapitalisation in November 2009. Except for the changes and intentions set out in this Section 3, Brookfield Infrastructure intends, based on the information presently known to it: • to continue the business of Prime; and • not to make any major changes to the business of Prime or the redeployment of Prime’s assets. 3.2 Intentions upon acquisition of 90% or more of the Prime Securities If Brookfield Infrastructure acquires 90% or more of the Prime Securities and is entitled to proceed to compulsory acquisition of the outstanding Prime Securities, it intends to give notices to compulsorily acquire any outstanding Prime Securities in accordance with section 661B of the Corporations Act. The compulsory acquisition of the outstanding Prime Securities by BIP described in this Section 3.2 is subject to the Prime Securities remaining on the official list of the ASX at the time of the compulsory acquisition. If it is required to do so under section 662A of the Corporations Act, Brookfield Infrastructure intends to give notices to Prime Securityholders offering to acquire their Prime Securities in accordance with section 662B of the Corporations Act. If BIP acquires 100% of the Prime Securities, its intentions will be the same as if the Schemes were implemented. Refer to Section 6.3 of the Scheme Booklet for Brookfield Infrastructure’s general intentions and its specific intentions in relation to: • directors and management; • major changes to the business of Prime and the deployment of its assets; • future employment of Prime employees; • distribution policy; and • ASX listing. 3.3 Intentions upon acquisition of less than 90% but more than 50.1% of Prime Securities (a) ASX listing Subject to maintaining a sufficient spread of Prime Securityholders for the purposes of the Listing Rules, Brookfield Infrastructure intends to retain the listing of Prime on ASX. (b) Directors and management Subject to the Corporations Act and the constitutions of PIHL and PIRE, Brookfield Infrastructure intends to structure the composition of the boards of PIHL and PIRE to include nominees appointed by it, while retaining an appropriate number of independent directors to reflect the continuing status of PIHL and PIRE as public vehicles. Brookfield Infrastructure intends that the number of independent directors serving on these boards will, subject to the Corporations Act and the constitutions of PIHL and PIRE, be at least proportionate to the percentage of outstanding interests in Prime held by the public. Brookfield Infrastructure has not made any decisions as to the identity of the individuals who will be nominated for appointment to PIHL and PIRE in this case. 27

28 BROOKFIELD INFRASTRUCTURE PARTNERS L.P. SECTION 3 Intentions (c) Operations, assets and employees If, following the close of the Offer, Prime becomes a Controlled Entity but not a wholly-owned Subsidiary of BIP, it is the present intention of Brookfield Infrastructure to attempt to procure that the Prime Board implements a strategy as similar as possible to the strategy outlined in Section 6.3 of the Scheme Booklet, including in relation to: • the continuation of Prime’s business; • major changes to Prime’s business, including the redeployment of the fixed assets of Prime; and • the future employment of the present employees of Prime. As set out in Section 6.3 of the Scheme Booklet, the only proposed major changes to the business of Prime are: • investments in upgrades and expansions of Prime’s existing asset base in order to meet the growth in demand from its customers;(1) and • a proposal to transfer the NGPL Notes to BILP or another entity in the Brookfield Infrastructure Merged Group. In addition, Brookfield Infrastructure may seek to procure that Prime divests non-core assets, on a selected basis. (d) Limitations on intentions The intentions and statements of potential future conduct set out in this Section 3 must be read as being subject to: • the law, including in particular the requirements of the Corporations Act and the Listing Rules in relation to minority shareholder approvals, conflicts of interest and “related party” transactions given that if Brookfield Infrastructure indirectly obtains control of Prime but does not acquire all of the Prime Securities it will be treated as a related party of Prime for these purposes; and • the legal obligations (including fi duciary duties) of the Prime Directors at the time, including any persons nominated by Brookfi eld to act in good faith in the best interests of Prime and for proper purposes and to have regard to the interests of all Prime Securityholders (in which regard, the role of independent Prime Directors will also be important). It should be noted that BIP has not currently identified any particular initiative where these considerations may be relevant. 1. At present the intended upgrades/expansions are limited to those noted at Section 4.9(f)(2) of the Scheme Booklet being upgrades/expansions of Westnet Rail and DBCT

BIDDER'S STATEMENT 29

Section 4.

Profile of the Brookfield Infrastructure Merged Group

4.1 Overview of the Brookfield Infrastructure Merged Group

Following the completion of the Offer, and assuming Brookfield Infrastructure acquires 100% of the Prime Securities under the Offer (and any subsequent compulsory acquisition), Brookfield Infrastructure will increase its ownership of Prime from 39.9% to 100%, creating a leading global infrastructure company with a market capitalisation in excess of US$2.5 billion.[1]

4.2 Structure of the Brookfield Infrastructure Merged Group

(a) Changes in capital structure

Brookfield Infrastructure's capital structure, as described in Section 1.1 of this Bidder's Statement and Section 5.8(a) of the Scheme Booklet, will change following the acquisition of Prime Securities in connection with the Offer. In particular, the number of BIP Interests currently on issue will change. BIP's sole material asset will remain a limited partnership interest in BILP but BIP's percentage interest in BILP will increase from its current level.

Brookfield's interest in BILP will be diluted from its current level as a result of the Offer.

The exact number of BIP Interests to be issued to Prime Securityholders in connection with the Offer is a function of the final take-up under the Offer and the Ineligible Foreign Securityholder Facility (described in Section 6).

The remaining interest in BILP will be held by Brookfield (through an approximate 1% general partnership interest held by the BILP GP and a limited partnership interest represented by Redeemable Partnership Units). Assuming that BIP acquires an interest of greater than 90% of Prime Securities and proceeds to compulsorily acquire the remaining Prime Securities, it is expected that Brookfield's limited partnership interest in BILP will be between 27% and 30%.[2]

Brookfield will be issued additional Redeemable Partnership Units in connection with the Offer pursuant to any drawdown of the commitments it has given to provide at least US$100 million, up to a maximum of US$300 million in Brookfield's discretion, under the Ineligible Foreign Securityholder Facility (refer to Section 6).

As described in Section 5.8(a) of the Scheme Booklet, BIP can elect to exchange the Redeemable Partnership Units for BIP Interests on a one for one basis, if Brookfield requests that they are redeemed.

The diagram below outlines the expected capital structure of the Brookfield Infrastructure Merged Group, assuming Brookfield Infrastructure increases its ownership of Prime from 39.9% to 100%:


Brookfield
BIP Securityholders
0.01% GP* + Manager*
99.99%
BIP
1% GP* + 27%-30% Redeemable Partnership Units** + Manager*
69%-72% limited partnership interest**
BILP
Holding and Operating Entities

* Affiliates of BAM act as general partner of BIP and BILP and hold general partnership interests. They also provide management services to both entities. Percentage holdings are approximate.

** If BIP acquires a less than 90% interest, Brookfield and BIP's percentage holding in BILP will change. For example, if BIP increases its ownership of Prime to 75%, BIP's interest in BILP is expected to be between 64% and 68% and Brookfield's interest in BILP is expected to be between 32% and 36 %. These ranges are based on minimum and maximum take-up of the Ineligible Foreign Securityholder Facility of US$nil and US$100 million respectively. If Brookfield increased the Ineligible Foreign Securityholder Facility to US$300 million and the facility was fully utilised, BIP's interest in BILP would be 55% and 61% based on the 75% and 100% scenarios respectively.

1. Based on the sum of the fully-diluted number of BIP Interests of approximately 106.7 million and the number of New BIP Interests to be offered as consideration in connection with the Schemes of approximately 50 million (calculated as the number of Prime Securities currently on issue that are not already owned by BIP IV – 211.4 million multiplied by the exchange ratio of 0.24) multiplied by the five-day VWAP for BIP Interests for the five days ending immediately prior to the announcement of the Schemes and the Takeover Bid on 23 August 2010.
2. The potential 27% holding assumes that no Prime Securityholders participate in the Ineligible Foreign Securityholder Facility. The potential 30% holding assumes Brookfield contributes US$100 million under the Ineligible Foreign Securityholder Facility and 100% of that facility is taken up. Brookfield, at its discretion, can increase the Ineligible Foreign Securityholder Facility to US$300 million. Assuming the facility is increased to US$300 million and 100% of that facility is used, Brookfield's limited partnership interest would be 38%. Note, the pro forma accounts set out in Section 4.4 assume that US$100 million of the facility is utilised (at 100% acceptance of the Offer), resulting in Brookfield and BIP obtaining an ownership interest of 31% and 69%, respectively, in BILP – Refer to Section 4.4(a).

30 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

SECTION 4
Profile of the Brookfield Infrastructure Merged Group

(b) Changes in operational ownership

Following the acquisition of Prime Securities in connection with the Offer, Brookfield Infrastructure will increase its ownership of Prime and as a result will increase its indirect percentage ownership of Prime's various operating entities. The chart below shows Brookfield Infrastructure's interests in the operating entities following the Offer (assuming that Brookfield Infrastructure's holding in Prime is 75% or 100% at the completion of the Offer).

BROOKFIELD INFRASTRUCTURE

	UTILITIES	Pre	75%	100%	FEE FOR SERVICE	Pre	75%	100%	TIMBER	Pre	75%	100%
	DBCT	26%	26%	26%	PD Ports	67%	67%	67%	Island Timberlands	38%	38%	38%
	Translec	18%	18%	18%					Longview Timber	30%	30%	30%
	Ontario Transmission	100%	100%	100%								
Assets held through interest in Prime	DBCT	20%	38%	50%	NGPL	11%	20%	26%				
	Powerco	17%	32%	42%	WestNet Rail	40%	75%	100%				
	IEG Connections	40%	75%	100%	Euroports	24%	45%	60%				
					IEG Distribution	40%	75%	100%				

Note: (1) Brookfield Infrastructure also has an interest in a number of other infrastructure assets (as described in Section 5.5(d) of the Scheme Booklet) that are not represented in the chart above. (2) Brookfield Infrastructure's interest in Euroports is likely to be impacted by the share equalisation; refer to Section 4.4(c) of the Scheme Booklet for more details. (3) A portion of Brookfield Infrastructure's interest in PD Ports and its direct interest in DBCT (i.e. the 26% that is not held via its holding in Prime Infrastructure) is held through a Brookfield sponsored infrastructure fund that has recently completed its fundraising. Based on the final amounts raised, Brookfield Infrastructure's interest in PD Ports and its direct interest in DBCT will be reduced to approximately 60% and 20%, respectively. The consideration paid to Brookfield Infrastructure is equal to Brookfield Infrastructure's entry cost plus a notional interest charge.

4.3 Brookfield Infrastructure's financing

(a) Overview

Following the completion of the Offer, and assuming that BIP acquires 100% of the Prime Securities under the Offer (and any subsequent compulsory acquisition), the Brookfield Infrastructure Merged Group's external debt will consist of a single corporate facility of BILP, holding company level debt that is comprised of Prime's current corporate level debt, and a number of non-recourse asset-level facilities within the operating entities. This is shown graphically below:

External debt (including both drawn and undrawn debt) within the consolidated group structure, on a pro forma, proportionally consolidated basis following completion of the Offer, will be US$5,626 million[1]


BIP
No debt
Brookfield Infrastructure
US$500m
Corporate Facility
Holding Companies
US$101m
NZ Bonds
Operating Entities
US$5,025m

Based on foreign exchange rates as at 30 June 2010: AUD/USD 0.8407; NZD/USD 0.6831; CND/USD 0.9399; EUR/USD 1.2237; GBP/USD 1.4945; CLP/USD 0.0019.

Note: In June 2010, BILP reached agreement with the lenders of its revolving debt facility to increase the limit from US$400 million to US$500 million with access to US$100 million of the facility restricted until certain indebtedness of Prime is repaid. This facility is explained further below. Including non-recourse borrowings, Brookfield Infrastructure's net debt-to-capitalisation ratio as at 30 June 2010 was 60% on a proportionate consolidated basis[2]. Prime's net debt-to-capitalisation at 30 June 2010 was 62% on a proportional consolidated basis[3].

1. The diagram assumes that BIP acquires 100% of Prime Securities under the Offer (and any subsequent compulsory acquisition). If BIP acquires a less than 90% interest, external debt within the Brookfield Infrastructure consolidated group will change. External debt (including both drawn and undrawn debt) within the Brookfield Infrastructure consolidated group as at 30 June 2010 was US$3,454 million. If BIP increases its ownership of Prime to 75%, external debt (including both drawn and undrawn debt) within the Brookfield Infrastructure consolidated group is expected to be US$4,717 million.
2. Capitalisation is defined as proportionate net debt plus the book value of partnership capital (which includes Brookfield Infrastructure's Redeemable Partnership Units) as presented in BILP's financial statements.
3. Capitalisation is defined as proportional net debt plus the book value of Prime's equity as presented in Prime's financial statements.

BIDDER'S STATEMENT 31

SECTION 4
Profile of the Brookfield Infrastructure Merged Group

(b) BILP Corporate Facility

In June 2010, BILP and certain of its Subsidiaries entered into a Credit Agreement with Royal Bank of Canada as administrative agent and in August 2010 BILP entered into an amendment to this Credit Agreement ("**BILP Corporate Facility**"). The key terms of the Credit Agreement are set out below:

- **Facility limit:** Available commitments under the Credit Agreement were initially limited to US$400 million under a revolving credit facility. This facility increased by an additional US$100 million upon the execution of the Implementation Deed and satisfaction of certain other conditions.
- **Incremental commitments:** The facility also includes an ability to increase the total amount of commitments under the facility to US$700 million. BILP plans to take actions to seek to increase the facility limit prior to the completion of the Offer.
- **Maturity date:** June 2013.
- **Purpose of facility:** The facility may be used for acquisitions and investments of eligible assets as well as general corporate purposes. Drawings under the facility for acquisitions and investments are subject to satisfaction of certain conditions, including compliance with certain financial ratios. Drawings for general corporate purposes are not subject to compliance with these financial ratios.
- **Facility margin:** Drawings under the facility bear interest at 3.5% above LIBOR or 2.5% above Base Rate. These margins increase by 0.625% for each day that credit extensions under the facility exceed 50% of the then effective commitments.
- **Collateral:** Obligations under the Credit Agreement are secured by pledges of the first tier Subsidiaries of BILP and outstanding loans, if any, owed by Prime to BILP or certain of its Subsidiaries.
- **Covenants and Defaults:** The Credit Agreement contains affirmative and negative covenants that are applicable to BILP and its "restricted subsidiaries" and events of default that, in each case, are believed to be customary for loans of this type, including limitations on financial indebtedness, liens, dividends, investments, minimum net worth, and when credit extensions under the facility exceed 50% of the then effective commitments a minimum interest coverage ratio.

As at 30 June 2010 and the date of this Bidder's Statement, the BILP Corporate Facility was undrawn and it is not expected that it will be drawn in connection with the Offer.

(c) Holding company

Holding company debt is comprised of Prime's current corporate level debt. Refer to Section 4.7 of the Scheme Booklet for more details.

(d) Maturity profile

The chart below provides a summary of the pro forma debt maturities for each asset and corporate group on a pro forma, proportionally consolidated basis, based on assumptions of 100% acceptance of the Offer or acceptance of the Offer at a level that results in a 75% interest in Prime.

	100% ownership of Prime			75% ownership of Prime		
Maturing In	Drawn (US$ m)	Undrawn (US$ m)	Total (US$ m)	Drawn (US$ m)	Undrawn (US$ m)	Total (US$ m)
2010	212	33	245	159	31	190
2011	1,143	27	1,170	901	22	923
2012	525	26	551	394	20	414
2013	1,051	625	1,676	872	594	1,466
2014	69	–	69	63	–	63
2015 and beyond	1,915	–	1,915	1,661	–	1,661
Total	4,915	711	5,626	4,050	667	4,717

4.4 Brookfield Infrastructure Merged Group pro forma Financial Information

(a) Introduction

This Section 4.4 contains the Brookfield Infrastructure Merged Group Pro forma Financial Information comprising:

- the unaudited pro forma income statements for the year ended 31 December 2009 and the half year ended 30 June 2010; and
- the unaudited pro forma balance sheet as at 30 June 2010.

(collectively, the "**Brookfield Infrastructure Merged Group Pro forma Financial Information**").

Section 6.6 of the Scheme Booklet presents the Brookfield Infrastructure Merged Group Pro forma Financial Information on the basis that the Schemes have been implemented. That information is consistent with the information that would be presented if the Offer was 100% successful, with the exception of the following.

32 BROOKFIELD INFRASTRUCTURE PARTNERS L.P. Due to regulatory restrictions, the Liquidity Facility available under the Schemes is not available under the Offer. Only Ineligible Foreign Securityholders are therefore able to receive cash under the Offer. This impacts the assumption of the utilisation of the US$100 million facility provided by Brookfield (which can be increased to up to US$300 million at Brookfield’s discretion) and thus the ownership interest by BIP in BILP. For the purposes of this Bidder’s Statement, it is assumed that US$100 million of the facility is utilised by Ineligible Foreign Securityholders (at 100% acceptance of the Offer), resulting in BIP obtaining an ownership interest of 69% in BILP. The Brookfield Infrastructure Merged Group Pro forma Financial Information presented in this Bidder’s Statement also presents the information as if the Offer resulted in Brookfield Infrastructure obtaining control of Prime and holding an ownership interest of 75%, for illustrative purposes. If Brookfield Infrastructure acquires a relevant interest of at least 90% of the Prime Securities, BIP intends to compulsorily acquire the remaining Prime Securities. If Brookfield Infrastructure acquires a relevant interest of less than 90%, for the purposes of this pro forma financial information Ineligible Foreign Securityholders are assumed to continue to own Prime Securities. In other words, it is assumed that the Ineligible Foreign Securityholder Facility will not be used at a relevant interest of less than 90% of the Prime Securities. The ultimate ownership interest by Brookfield Infrastructure in Prime will depend on both the utilisation of the Ineligible Foreign Securityholders Facility and the number of Prime Securityholders (including the Ineligible Foreign Securityholders) who participate in the Offer. If the participation in the Offer was at a level that Brookfield Infrastructure did not obtain control of Prime, BILP would continue to account for Prime as an equity accounted investment and would not consolidate Prime. (b) Basis of preparation The Brookfield Infrastructure Merged Group Pro forma Financial Information has been prepared to illustrate to Prime Securityholders: •the unaudited pro forma merged financial performance of Prime and BIP as if the Offer had been accepted at a 100% or 75% level of ownership interest in Prime on 1 January 2009; and •the unaudited pro forma merged balance sheet of Prime and BIP as if the Offer had been accepted at a 100% or 75% level of ownership interest in Prime on 30 June 2010. The Brookfield Infrastructure Merged Group Pro forma Financial Information should be read in conjunction with the Investigating Accountants’ Report set out in Section 8 and the other information set out in the Scheme Booklet and this Bidder’s Statement. As a result of the Offer: •BIP will hold an interest in BILP up to an assumed maximum of 69%. BIP’s ownership interest will depend on the amounts ultimately funded pursuant to the Ineligible Foreign Securityholder Facility and the level of acceptance of the Offer. For the purposes of the Brookfield Infrastructure Merged Group Pro forma Financial Information, a 69% interest (at 100% acceptance of the Offer) and a 68% interest (at a level of acceptance of the Offer that gives Brookfield Infrastructure a 75% interest in Prime) has been assumed. However, as a result of the continued arrangements with the other owners of BILP, BIP continues to significantly influence, and not control, BILP and will accordingly continue to account for its interest in BILP as an equity accounted investment. If these arrangements were to change such that BIP controlled BILP, both BILP and Prime would be consolidated by BIP; and •BILP is assumed to control Prime following completion of the Offer and will consolidate Prime from the date that this control becomes effective. However, if the participation in the Offer was at a level that BILP did not obtain control in Prime, BILP would continue to account for Prime as an equity accounted investment and would not consolidate Prime. The Offer will be accounted for by BIP and BILP under IFRS using the purchase method of accounting. (c) Sources of information The Brookfield Infrastructure Merged Group Pro forma Financial Information has been derived from: •the Prime Pro forma Financial Information (Section 4.9 of the Scheme Booklet); •the BILP Pro forma Financial Information (Section 5.10 of the Scheme Booklet); and • the pro forma adjustments set out in this Section 4.4. (d) Brookfield Infrastructure Merged Group Pro forma Financial Information (i) Income statement The following charts set out the pro forma income statements of the Brookfield Infrastructure Merged Group. The information has been presented in US dollars, as this is the reporting currency of the Brookfield Infrastructure Merged Group. A convenience translation to Australian dollars is also provided using an exchange rate of AUD/ USD0.7935 for the year ended 31 December 2009 and 0.8936 for the half year ended 30 June 2010. The information is presented on the basis that the Offer is at an acceptance level such that 100% or 75% of the equity in Prime is owned by Brookfield Infrastructure and assumes use of US$100 million under the Ineligible Foreign Securityholder Facility at the 100% acceptance level. No amount of the Ineligible Foreign Securityholder Facility is assumed to be used at the acceptance level that results in a 75% ownership interest in Prime.

BIDDER'S STATEMENT 33

SECTION 4
Profile of the Brookfield Infrastructure Merged Group

100% ownership of Prime

BIP	Historical Year ended 31 Dec 09 USD (m)	IFRS adjustments USD (m)	Historical Year ended 31 Dec 09 USD (m)	Pro forma adjustments USD (m)	Pro forma Year ended 31 Dec 09 USD (m)	Year ended 31 Dec 09 AUD (m)
	U.S. GAAP	*IFRS*	*IFRS*	*IFRS*	*IFRS*	*IFRS*
Earnings (losses) from equity accounted investment	28	(12)	16	5	21	26
Net income (loss)	28	(12)	16	5	21	26

BIP	Historical Half year ended 30 Jun 10 USD (m)	Pro forma adjustments USD (m)	Pro forma Half year ended 30 Jun 10 USD (m)	Pro forma Half year ended 30 Jun 10 USD (m)
	IFRS	*IFRS*	*IFRS*	*IFRS*
Earnings from equity accounted investment	10	129	139	156
Net income	10	129	139	156

75% ownership of Prime

BIP	Historical Year ended 31 Dec 09 USD (m)	IFRS adjustments USD (m)	Historical Year ended 31 Dec 09 USD (m)	Pro forma adjustments USD (m)	Pro forma Year ended 31 Dec 09 USD (m)	Year ended 31 Dec 09 AUD (m)
	U.S. GAAP	*IFRS*	*IFRS*	*IFRS*	*IFRS*	*IFRS*
Earnings (losses) from equity accounted investment	28	(12)	16	(13)	3	3
Net income (loss)	28	(12)	16	(13)	3	3

BIP	Historical Half year ended 30 Jun 10 USD (m)	Pro forma adjustments USD (m)	Pro forma Half year ended 30 Jun 10 USD (m)	Pro forma Half year ended 30 Jun 10 USD (m)
	IFRS	*IFRS*	*IFRS*	*IFRS*
Earnings from equity accounted investment	10	94	104	116
Net income	10	94	104	116

Pro forma adjustments

The following adjustments have been made in the presentation of the pro forma income statements:

Impact of the Offer

BIP will issue 0.24 New BIP Interests for every Prime Security. BIP's interest in Prime will ultimately be transferred to BILP in exchange for BIP receiving an additional limited partnership interest in BILP. The final equity holding in BILP by BIP will depend upon the number of Ineligible Foreign Securityholders and the level of acceptance of the Offer. For the purposes of this pro forma adjustment, it is assumed that the Ineligible Foreign Securityholder Facility is utilised at US$100 million (100%) or US$nil (75%).

BIP and BILP have entered into arrangements whereby BILP will acquire the interest in Prime that BIP acquires as a result of the Offer. As a result of these arrangements, BIP's interest in BILP is expected to increase to between 68% and 69%. For the purposes of the Brookfield Infrastructure Merged Group Pro forma Financial Information, a 69% interest (100% acceptance of the Offer) or 68% interest (75%) has been assumed. Accordingly, a pro forma adjustment has been made to restate BIP's equity accounted interest in BILP at 69% (100%) or 68% (75%) as if this had occurred on 1 January 2009. The nature of the governance arrangements in BILP means that BIP continues to significantly influence, and not control, BILP and therefore continues to equity account its investment in BILP.

A pro forma adjustment has been made to reverse the mark to market and interest expense for the US$100 million (100% acceptance of the Offer) and US$nil million (acceptance of the Offer that results in a 75% interest in Prime) Redeemable Preference Units assumed to be issued by BILP as a result of implementation of the Offer, as if this had occurred on 1 January 2009. Additionally, fees that are directly attributable to the transaction will be incurred including fees paid or payable to advisors.

34 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

SECTION 4
Profile of the Brookfield Infrastructure Merged Group

(ii) Balance sheet

The following charts set out the merged pro forma balance sheets of BIP as at 30 June 2010 at an assumed ownership interest in BILP of 69% (100%) or 68% (75%). A translation to Australian dollars, for convenience is also provided (at an AUD/USD0.8407 rate).

100% ownership of Prime

BIP	Historical as at 30 Jun 10 USD (m)	Pro forma adjustments USD (m)	Pro forma as at 30 Jun 10 USD (m)	Pro forma as at 30 Jun 10 AUD (m)
	IFRS	*IFRS*	*IFRS*	*IFRS*
ASSETS				
Equity accounted investment	1,060	769	1,829	2,175
	1,060	769	1,829	2,175
PARTNERSHIP CAPITAL				
Accumulated other comprehensive income	21	60	81	96
Partnership capital	1,039	709	1,748	2,079
	1,060	769	1,829	2,175

75% ownership of Prime

BIP	Historical as at 30 Jun 10 USD (m)	Pro forma adjustments USD (m)	Pro forma as at 30 Jun 10 USD (m)	Pro forma as at 30 Jun 10 AUD (m)
	IFRS	*IFRS*	*IFRS*	*IFRS*
ASSETS				
Equity accounted investment	1,060	507	1,567	1,864
	1,060	507	1,567	1,864
PARTNERSHIP CAPITAL				
Accumulated other comprehensive income	21	60	81	96
Partnership capital	1,039	447	1,486	1,768
	1,060	507	1,567	1,864

Pro forma adjustments

The following adjustments have been made in the presentation of the pro forma balance sheets:

Impact of the Offer

BIP will issue 0.24 New BIP Interests for every Prime Security. BIP's interest in Prime will ultimately be transferred to BILP in exchange for BIP receiving an additional limited partnership interest in BILP. The final equity holding in BILP by BIP will depend upon the number of Ineligible Foreign Securityholders and the level of acceptance of the Offer. For the purposes of this pro forma adjustment, it is assumed that the Ineligible Foreign Securityholder Facility is utilised at US$100 million (100% acceptance of the Offer) or US$nil (acceptance of the Offer at a level that results in a 75% interest in Prime).

BIP and BILP have entered into arrangements whereby BILP will acquire the interest in Prime that BIP acquires as a result of the Offer. As a result of these arrangements, BIP's interest in BILP is expected to increase to an assumed maximum of 69%, depending on number of Ineligible Foreign Securityholders and the level of acceptance of the Offer. For the purposes of the Brookfield Infrastructure Merged Group Pro forma Financial Information, a 69% interest (100% acceptance of the Offer) or 68% interest (acceptance of the Offer at a level that results in a 75% interest in Prime) has been assumed. Accordingly, a pro forma adjustment has been made to restate BIP's equity accounted interest in BILP at 69% (100%) and 68% (acceptance of the Offer at a level that results in a 75% interest in Prime) as if this had occurred on 1 January 2009. The nature of the governance arrangements in BILP means that BIP continues to significantly influence, and not control, BILP and therefore continues to equity account its investment in BILP.

Additionally, fees that are directly attributable to the transaction will be incurred including fees paid or payable to advisors.

The value of each BIP New Interest issued has been calculated based on the assumption that 0.24 New BIP Interests are issued for each Prime Security. Based on this assumption, total equity issued is US$769 million (100%) and US$507 million (acceptance of the Offer at a level that results in a 75% interest in Prime), assuming that the Ineligible Foreign Securityholder Facility is utilised at US$100 million (100%) and US$ nil (acceptance of the Offer at a level that results in a 75% interest in Prime).

The value of the equity issued under the Offer will also be based on the BIP Interests price at the date the Offer becomes effective. Any adjustment to the value of equity will result in a corresponding adjustment to the purchase price accounting for the acquisition in accordance with IFRS.

BIDDER'S STATEMENT 35

SECTION 4
Profile of the Brookfield Infrastructure Merged Group

(e) BILP Merged Group Pro forma Financial Information

(i) Income statement

The following charts set out the pro forma consolidated income statements following completion of the Offer. The information is presented on the basis that the level of acceptance of the Offer results in BILP owning 100% or 75% of the equity in Prime. The charts present the merged pro forma financial information in both USD and AUD, as AUD is the presentation currency of Prime. The exchange rates used to convert amounts from USD to AUD, for the year ended 31 December 2009 and half year ended 30 June 2010 were 0.7935 and 0.8936 respectively.

100% ownership of Prime

BILP	Historical Year ended 31 Dec 09 USD (m)	IFRS adjustments USD (m)	Historical Year ended 31 Dec 09 USD (m)	Pro forma adjustments USD (m)	Pro forma Year ended 31 Dec 09 USD (m)	Year ended 31 Dec 09 AUD (m)
	U.S. GAAP	*IFRS*	*IFRS*	*IFRS*	*IFRS*	*IFRS*
Revenue	30	–	30	579	609	767
Cost of revenues	(8)	–	(8)	(238)	(246)	(310)
Selling, general and administrative expenses	(17)	–	(17)	(60)	(77)	(97)
Depreciation and amortisation expense	(8)	–	(8)	(39)	(47)	(59)
Dividend income	4	–	4	(4)	–	–
Other expenses	–	–	–	(19)	(19)	(24)
(Losses) earnings from investments in associates	(10)	(21)	(31)	27	(4)	(5)
(Loss) profit before under noted	(9)	(21)	(30)	246	216	272
Gain on sale of investment	87	–	87	(87)	–	–
Interest expense	(14)	(23)	(37)	(131)	(168)	(212)
Mark to market (loss) gain adjustment on Redeemable Partnership Units	–	(169)	(169)	2	(167)	(210)
Net income (loss) before income tax expense	64	(213)	(149)	30	(119)	(150)
Income tax expense	(16)	–	(16)	(45)	(61)	(77)
Net income (loss) for the period	48	(213)	(165)	(15)	(180)	(227)
Attributable to:						
– unitholders of the parent	48	(213)	(165)	(25)	(190)	(240)
– minority interests	–	–	–	10	10	13
	48	(213)	(165)	(15)	(180)	(227)

36 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

SECTION 4 Profile of the Brookfield Infrastructure Merged Group

BILP	Historical Half year ended 30 Jun 10 USD (m)	Pro forma adjustments USD (m)	Pro forma Half year ended 30 Jun 10 USD (m)	Pro forma Half year ended 30 Jun 10 AUD (m)
	IFRS	*IFRS*	*IFRS*	*IFRS*
Revenue	18	354	372	416
Cost of revenues	(7)	(161)	(168)	(188)
Selling, general and administrative expenses	(15)	(28)	(43)	(48)
Depreciation and amortisation expense	(4)	(37)	(41)	(46)
Other income	–	9	9	10
Earnings from investments in associates	35	39	74	83
Profit before under noted	27	176	203	227
Interest expense	(31)	(51)	(82)	(91)
Mark to market gain adjustment on Redeemable Partnership Units	33	5	38	43
Net income before income tax expense	29	130	159	179
Income tax (expense) recovery	(2)	59	57	64
Net income for the period	27	189	216	243
Attributable to:				
– unitholders of the parent	27	187	214	241
– minority interests	–	2	2	2
	27	189	216	243

75% ownership of Prime

BILP	Historical Year ended 31 Dec 09 USD (m)	IFRS adjustments USD (m)	Historical Year ended 31 Dec 09 USD (m)	Pro forma adjustments USD (m)	Pro forma Year ended 31 Dec 09 USD (m)	Pro forma Year ended 31 Dec 09 AUD (m)
	U.S. GAAP	*IFRS*	*IFRS*	*IFRS*	*IFRS*	*IFRS*
Revenue	30	–	30	579	609	767
Cost of revenues	(8)	–	(8)	(238)	(246)	(310)
Selling, general and administrative expenses	(17)	–	(17)	(60)	(77)	(97)
Depreciation and amortisation expense	(8)	–	(8)	(39)	(47)	(59)
Dividend income	4	–	4	(4)	–	–
Other expenses	–	–	–	(19)	(19)	(24)
(Losses) earnings from investments in associates	(10)	(21)	(31)	27	(4)	(5)
(Loss) profit before under noted	(9)	(21)	(30)	246	216	272
Gain on sale of investment	87	–	87	(87)	–	–
Interest expense	(14)	(23)	(37)	(125)	(162)	(204)
Mark to market loss adjustment on Redeemable Partnership Units	–	(169)	(169)	–	(169)	(213)
Net income (loss) before income tax expense	64	(213)	(149)	34	(115)	(145)
Income tax expense	(16)	–	(16)	(45)	(61)	(77)
Net income (loss) for the period	48	(213)	(165)	(11)	(176)	(222)
Attributable to:						
– unitholders of the parent	48	(213)	(165)	(47)	(212)	(267)
– minority interests	–	–	–	36	36	45
	48	(213)	(165)	(11)	(176)	(222)

BIDDER'S STATEMENT 37

SECTION 4
Profile of the Brookfield Infrastructure Merged Group

BILP	Historical Half year ended 30 Jun 10 USD (m)	Proforma Adjustments USD (m)	Pro forma Half year ended 30 Jun 10 USD (m)	Pro forma Half year ended 30 Jun 10 AUD (m)
	IFRS	*IFRS*	*IFRS*	*IFRS*
Revenue	18	354	372	416
Cost of revenues	(7)	(161)	(168)	(188)
Selling, general and administrative expenses	(15)	(28)	(43)	(48)
Depreciation and amortisation expense	(4)	(37)	(41)	(46)
Other income	–	9	9	10
Earnings from investments in associates	35	39	74	83
Profit before under noted	27	176	203	227
Interest expense	(31)	(47)	(78)	(87)
Mark to market gain adjustment on Redeemable Partnership Units	33	–	33	37
Net income before income tax expense	29	129	158	177
Income tax (expense) recovery	(2)	59	57	64
Net income for the period	27	188	215	241
Attributable to:				
– unitholders of the parent	27	135	162	182
– minority interests	–	53	53	59
	27	188	215	241

Pro forma adjustments

The following adjustments have been made in the presentation of the pro forma consolidated income statements:

Impact of the Offer

Completion of the Offer will result in BILP assuming an increased interest in Prime. For the purposes of this pro forma financial information, it is assumed that completion of the Offer will result in BILP assuming control of Prime (at an ownership interest of 100% or 75%) and consolidating Prime from the date control is obtained. If participation in the Offer was at a level that BILP did not obtain control in Prime, BILP would continue to account for Prime as an equity accounted investment and would not consolidate Prime. Pro forma adjustments have been made to:

- eliminate the historic equity accounted result from Prime for the period BILP owned 39.9% of Prime and to consolidate Prime as if it had been owned at 100% or 75% from 1 January 2009, with a pro forma adjustment to exclude non-recurring, non-cash impairment expenses;
- eliminate the historic equity accounted result relating to DBCT for the period and to present the consolidated result of DBCT from 1 January 2009. An additional pro forma adjustment has been made to remove A$186 million of tax expense recorded by DBCT in the half year ended 30 June 2010, relating to a one-off settlement with the Australian Taxation Office for tax disputes relating to prior periods;
- adjust the number of Redeemable Partnership Units issued to Brookfield, to the extent that the Ineligible Foreign Securityholder Facility is utilised, as though these units had been issued from 1 January 2009. For the purposes of the pro forma adjustment, it has been assumed that US$100 million (100% acceptance of the Offer) or US$nil (at a level of acceptance of the Offer that results in a 75% interest in Prime) of Redeemable Partnership Units are issued to Brookfield, through utilisation of the facility. A pro forma adjustment has been made to reflect the interest expense and mark to market adjustment that would have been incurred if these units had been on issue from 1 January 2009 and to present interest expense as if the 27.4 million units, issued in November 2009 for the acquisition of 39.9% of Prime, had been issued on 1 January 2009 (net expense of US$28 million (100% acceptance of the Offer) and US$24 million (acceptance of the Offer at a level that results in a 75% interest in Prime) for the year ended 31 December 2009 and net gain of US$1 million (100% acceptance of the Offer) and US$nil (acceptance of the Offer at a level that results in a 75% interest in Prime) for the half year ended 30 June 2010); and
- the accounting policy of BILP is to record property, plant and equipment at fair value and to assess fair value on a quarterly basis. Revaluation increments or decrements are recorded in the revaluation reserve (other comprehensive income) or in the income statement, depending on whether they are reversing a previously recorded increment or decrement. It is not possible to estimate the depreciation expense that would have been recorded by BILP with respect to the Prime assets for the year ended 31 December 2009 and the half year ended 30 June 2010 as the fair value of those assets at each point in time is unable to be determined and, accordingly, the depreciation expense recorded by Prime has been reversed. The pro forma depreciation expense recorded by Prime is disclosed in Section 4 of the Scheme Booklet.

As discussed in Section 7.2(c), completion of the Offer at an ownership interest of more than 50% and less than 100% will result in withholding tax being payable with respect to interest on the NGPL Notes in NGPL. This does not impact

38 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

SECTION 4 Profile of the Brookfield Infrastructure Merged Group

tax expense in the income statement.

(ii) Balance sheet

The following charts set out the merged pro forma consolidated balance sheets of BILP as at 30 June 2010 at an assumed ownership interest in Prime of 100% or 75%. At a 75% ownership interest, a minority interest is recorded in both the income statement and the balance sheet for the remaining 25% not owned by BILP. The charts present the merged pro forma financial information in both USD and AUD. A convenience translation to AUD has been provided as AUD is the presentation currency of Prime. The exchange rate used to convert amounts from USD to AUD was 0.8407.

100% ownership interest in Prime

BILP	Historical As at 30 Jun 10 USD (m)	Pro forma adjustments USD (m)	Pro forma As at 30 Jun 10 USD (m)	Historical As at 30 Jun 10 AUD (m)
	IFRS	*IFRS*	*IFRS*	*IFRS*
ASSETS				
Current assets				
Cash and cash equivalents	10	165	175	208
Accounts receivable and other	29	154	183	218
Assets held for sale[1]	–	1,608	1,608	1,913
Total current assets	39	1,927	1,966	2,339
Other long term receivables	–	369	369	439
Investments in associates	1,668	(130)	1,538	1,829
Property, plant and equipment	201	1,265	1,466	1,744
Intangible assets[2]	–	1,795	1,795	2,135
Other assets	–	63	63	75
Deferred taxes	13	330	343	408
	1,921	5,619	7,540	8,969
LIABILITIES AND PARTNERSHIP CAPITAL				
Current liabilities				
Accounts payable and other liabilities	11	240	251	298
Non-recourse borrowings	–	247	247	294
Liabilities associated with assets held for sale	–	1,646	1,646	1,958
Total current liabilities	11	2,133	2,144	2,550
Other long term liabilities	–	309	309	368
Non-recourse borrowings	110	1,945	2,055	2,444
Deferred tax liabilities	6	309	315	375
Preferred shares	20	–	20	24
Redeemable Partnership Units	680	94	774	920
Partnership capital	1,094	772	1,866	2,220
Minority interests	–	57	57	68
	1,921	5,619	7,540	8,969

1. Represents Prime's interests in AET&D and CSC. Refer to Section 4.9 of the Scheme Booklet for further information.
2. US$1,789 million (A$2,128 million) relates to DBCT's terminal asset, which is measured in accordance with AASB Interpretation 12. Infrastructure assets measured in accordance with this Interpretation are recognised as intangible assets, not as property, plant and equipment.

BIDDER'S STATEMENT 39

SECTION 4
Profile of the Brookfield Infrastructure Merged Group

75% ownership interest in Prime

BILP	Historical As at 30 Jun 10 USD (m)	Pro forma adjustments USD (m)	Pro forma As at 30 Jun 10 USD (m)	Historical As at 30 Jun 10 AUD (m)
	IFRS	*IFRS*	*IFRS*	*IFRS*
ASSETS				
Current assets				
Cash and cash equivalents	10	165	175	208
Accounts receivable and other	29	154	183	218
Assets held for sale1	–	1,608	1,608	1,913
Total current assets	39	1,927	1,966	2,339
Other long term receivables	–	369	369	439
Investments in associates	1,668	(130)	1,538	1,829
Property, plant and equipment	201	1,284	1,485	1,766
Intangible assets2	–	1,795	1,795	2,135
Other assets	–	63	63	75
Deferred taxes	13	330	343	408
	1,921	5,638	7,559	8,991
LIABILITIES AND PARTNERSHIP CAPITAL				
Current liabilities				
Accounts payable and other liabilities	11	240	251	298
Non-recourse borrowings	–	247	247	294
Liabilities associated with assets held for sale	–	1,646	1,646	1,958
Total current liabilities	11	2,133	2,144	2,550
Other long term liabilities	–	305	305	363
Non-recourse borrowings	110	1,945	2,055	2,444
Deferred tax liabilities	6	309	315	375
Preferred shares	20	–	20	24
Redeemable Partnership Units	680	(18)	662	787
Partnership capital	1,094	495	1,589	1,890
Minority interests	–	469	469	558
	1,921	5,638	7,559	8,991

1. Represents Prime's interests in AET&D and CSC. Refer to Section 4.9 of the Scheme Booklet for further information.
2. U$1,789 million (A$2,128 million) relates to DBCT's terminal asset, which is measured in accordance with AASB Interpretation 12. Infrastructure assets measured in accordance with this Interpretation are recognised as intangible assets, not as property, plant and equipment.

Pro forma adjustments

The following adjustments have been made in the presentation of the pro forma consolidated balance sheets:

Consolidation of DBCT

The pro forma balance sheets present DBCT as a consolidated asset following Brookfield Infrastructure's interest reaching an assumed controlling interest of 76% (100%) and 64% (75%) following completion of the Offer. A minority interest of 24% (100%) and 36% (75%) is also reflected. If the level of acceptance of the Offer does not result in a level of ownership of DBCT that results in control, BILP will continue to equity account for the interest in DBCT.

Acquisition and consolidation of Prime

The pro forma balance sheets present the financial position of BILP where completion of the Offer and arrangements between BIP and BILP have been implemented resulting in BILP achieving 100% or 75% ownership of Prime.

The acquisition of Prime will be accounted for under the purchase method of accounting applicable under IFRS. The acquisition of Prime results in a preliminary US$376 million (100%) or US$268 million (acceptance of the Offer at a level that results in a 75% interest in Prime) discount to the carrying value of the assets of Prime. BILP will complete an assessment of the appropriate purchase price allocation following completion of the Offer. For the purposes of this pro forma financial information, BILP has made an interim provisional assessment of the fair value of the assets, liabilities and contingent liabilities acquired against the carrying values of property, plant and equipment, investments in associates and intangibles on the balance sheet. However, the provisional purchase price accounting will not be performed until completion of the Offer. To the extent that the consideration paid is below the fair value of the assets and liabilities acquired, a discount on acquisition may be recorded in the income statement. The final accounting for the acquisition may vary significantly from this provisional assessment.

40 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

SECTION 4
Profile of the Brookfield Infrastructure Merged Group

4.5 Supplementary financial information on BIP and BILP

Financial information in this Section 4.5 is presented on a proportional consolidated basis. Such information has been specifically identified and is for illustrative purposes to provide an indication of the proportional contribution to revenue, EBITDA, FFO and AFFO of Brookfield Infrastructure's investments. This information is provided for information purposes only and is not consistent with the requirements of Australian Accounting Standards and IFRS and is not consistent with the accounting principles underlying the financial information in Section 4.4.

Brookfield Infrastructure's operating segments are utilities, fee for service and timber. A key measure used by the chief operating decision maker in assessing performance and in making resource allocation decisions is FFO, a measure not defined by IFRS, which enables the determination of cash return on the equity deployed. The following charts provide each segment's results as they would have appeared based on the Brookfield Infrastructure Merged Group, based on assumptions of 100% acceptance of the Offer or acceptance of the Offer at a level that results in a 75% interest in Prime.

The charts are provided in the format that management organises its segments to make operating decisions and assess performance. Each segment is presented on a proportional basis, taking into account Brookfield Infrastructure's ownership in operations accounted for using the consolidation and equity methods.

The following chart presents Brookfield Infrastructure's selected pro forma key metrics and financial results for key operating platforms.

Proportional pro forma funds from operations

	@100% ownership		@75% ownership	
	12 months ended Dec 09 USD (m)	6 months ended Jun 10 USD (m)	12 months ended Dec 09 USD (m)	6 months ended Jun 10 USD (m)
Utilities	165	89	142	75
Fee for service	188	124	145	96
Timber	(3)	9	(3)	9
Corporate and other	(71)	(41)	(62)	(35)
	279	181	222	145

The following charts present Brookfield Infrastructure's selected pro forma key metrics and financial results for its utilities platform, based on assumptions of 100% acceptance of the Offer or acceptance of the Offer at a level that results in a 75% interest in Prime.

Proportional pro forma metrics for Brookfield Infrastructure's utilities platform

	@100% ownership		@75% ownership	
	12 months ended Dec 09 USD (m)	6 months ended Jun 10 USD (m)	12 months ended Dec 09 USD (m)	6 months ended Jun 10 USD (m)
Average rate base for the period	2,991	2,934	2,534	2,486
Funds from operations (FFO)	165	89	142	75
Maintenance Capital	(18)	(9)	(16)	(7)
Adjusted funds from operations (AFFO)	147	80	126	68
Return on Rate base[1]	10%	11%	10%	11%

1. Return on rate base is EBITDA divided by average rate base, expressed on an annualized basis.

Proportional pro forma financial results from Brookfield Infrastructure's utilities platform

	@100% ownership		@75% ownership	
	12 months ended Dec 09 USD (m)	6 months ended Jun 10 USD (m)	12 months ended Dec 09 USD (m)	6 months ended Jun 10 USD (m)
Revenue	422	246	355	206
Costs attributed to revenues	(132)	(87)	(110)	(72)
EBITDA	290	159	245	134
Other expenses	(5)	(1)	(3)	(1)
Interest expense	(120)	(66)	(100)	(55)
Cash tax expense	–	(3)	–	(3)
Funds from operations (FFO)	165	89	142	75

BIDDER'S STATEMENT 41

SECTION 4
Profile of the Brookfield Infrastructure Merged Group

The following charts present Brookfield Infrastructure's selected pro forma key metrics and financial results for its fee for service platform, based on assumptions of 100% acceptance of the Offer or acceptance of the Offer at a level that results in a 75% interest in Prime.

Proportional pro forma metrics for Brookfield Infrastructure's fee for service platform

	@100% ownership		@75% ownership	
	12 months ended Dec 09 USD (m)	6 months ended Jun 10 USD (m)	12 months ended Dec 09 USD (m)	6 months ended Jun 10 USD (m)
EBITDA Margin	36%	35%	36%	35%
Funds from operations (FFO)	188	124	145	96
Maintenance Capital	(53)	(25)	(41)	(19)
Adjusted funds from operations (AFFO)	135	99	104	77

Proportional pro forma financial results from Brookfield Infrastructure's fee for service platform

	@100% ownership		@75% ownership	
	12 months ended Dec 09 USD (m)	6 months ended Jun 10 USD (m)	12 months ended Dec 09 USD (m)	6 months ended Jun 10 USD (m)
Revenue	979	571	763	444
Costs attributed to revenues	(622)	(370)	(487)	(289)
EBITDA	357	201	276	155
Other expenses	(12)	–	(9)	–
Interest expense	(150)	(82)	(117)	(63)
Cash tax (expense) recovery	(7)	5	(5)	4
Funds from operations (FFO)	188	124	145	96

The following charts present Brookfield Infrastructure's selected pro forma key metrics and financial results for its timber platform. There is no impact on Brookfield Infrastructure's timber operations on Brookfield Infrastructure's acquisition of interests in Prime, as Prime does not have timber operations.

Proportional pro forma metrics for Brookfield Infrastructure's timber platform

	@100% ownership		@75% ownership	
	12 months ended Dec 09 USD (m)	6 months ended Jun 10 USD (m)	12 months ended Dec 09 USD (m)	6 months ended Jun 10 USD (m)
EBITDA Margin	27%	41%	27%	41%
Funds from operations (FFO)	(3)	9	(3)	9
Maintenance Capital	(6)	–	(6)	–
Adjusted funds from operations (AFFO)	(9)	9	(9)	9
AFFO yield	–2%	3%	–2%	3%

Proportional pro forma financial results from Brookfield Infrastructure's timber platform

	@100% ownership		@75% ownership	
	12 months ended Dec 09 USD (m)	6 months ended Jun 10 USD (m)	12 months ended Dec 09 USD (m)	6 months ended Jun 10 USD (m)
Revenue	77	54	77	54
Costs attributed to revenues	(56)	(32)	(56)	(32)
EBITDA	21	22	21	22
Other income	2	1	2	1
Interest expense	(26)	(14)	(26)	(14)
Funds from operations (FFO)	(3)	9	(3)	9

42 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

SECTION 4
Profile of the Brookfield Infrastructure Merged Group

The following charts present the pro forma debt levels for each of Brookfield Infrastructure's operating assets as at 30 June 2010, based on assumptions of 100% acceptance of the Offer or acceptance of the Offer at a level that results in a 75% interest in Prime.

Pro-forma financial information – 30 June 2010

100% interest in Prime

	Average Term (years)	2010 USD (m)	2011 USD (m)	2012 USD (m)	2013 USD (m)	2014 USD (m)	Beyond USD (m)	Total USD (m)
RECOURSE BORROWINGS								
Corporate	2	–	–	100	–	–	–	100
NON-RECOURSE BORROWINGS								
Timber	7	–	–	–	136	–	339	475
Fee for Service	5	212	612	355	263	–	771	2,213
Utilities	5	–	531	70	652	69	805	2,127
Total non-recourse borrowings	6	212	1,143	425	1,051	69	1,915	4,815
Total borrowings	5	212	1,143	525	1,051	69	1,915	4,915
CASH RETAINED IN BUSINESSES								
Timber								18
Fee for Service								133
Utilities								62
Corporate								165
Total cash retained								378
NET DEBT								
Timber								457
Fee for Service								2,080
Utilities								2,065
Corporate								(65)
Total net debt								4,537

Pro-forma financial information – 30 June 2010

75% interest in Prime

	Average Term (years)	2010 USD (m)	2011 USD (m)	2012 USD (m)	2013 USD (m)	2014 USD (m)	Beyond USD (m)	Total USD (m)
RECOURSE BORROWINGS								
Corporate	2	–	–	75	–	–	–	75
NON-RECOURSE BORROWINGS								
Timber	7	–	–	–	136	–	339	475
Fee for Service	6	159	459	266	197	–	631	1,712
Utilities	5	–	442	53	539	63	691	1,788
Total non-recourse borrowings	6	159	901	319	872	63	1,661	3,975
Total borrowings	6	159	901	394	872	63	1,661	4,050
CASH RETAINED IN BUSINESSES								
Timber								18
Fee for Service								102
Utilities								54
Corporate								124
Total cash retained								298
NET DEBT								
Timber								457
Fee for Service								1,610
Utilities								1,734
Corporate								(49)
Total net debt								3,752

BIDDER’S STATEMENT 43 SECTION 4 Profile of the Brookfield Infrastructure Merged Group 4.6 Financial forecasts Brookfield Infrastructure has given careful consideration as to whether a reasonable basis exists to produce reliable and meaningful forecast financial information for the Brookfield Infrastructure Merged Group in addition to the distribution guidance given. The BIP GP Directors have concluded that forecast financial information would be misleading to provide, as a reasonable basis does not exist for providing forecasts that would be sufficiently meaningful and reliable as required by applicable Australian law, policy and market practice. The financial performance of the Brookfield Infrastructure Merged Group in any period will be influenced by various factors that will be outside of the control of the BIP General Partner and the BIP GP Directors and that cannot, at this time, be predicted with a high level of confidence. In addition, Brookfield Infrastructure does not have an established practice of issuing financial forecasts given the potential impact of the considerations above, nor are financial forecasts required by Canadian, United States or Bermudan law.

44 BROOKFIELD INFRASTRUCTURE PARTNERS L.P. Section 5. Funding 5.1 BIP Interests Subject to receipt of approval of BIP Securityholders (by way of a simple majority), the BIP General Partner has the capacity to issue the maximum number of BIP Interests which Brookfield Infrastructure may be required to transfer under the Offer. BIP Securityholders will be asked to give the necessary approval at a meeting of BIP to be held before the Scheme Meetings. Brookfield, which indirectly holds interests in BIP that entitle it to approximately 40% of the votes, has confirmed that all such votes will be cast in favour of the resolutions to be put to BIP Securityholders at the meeting. The receipt of BIP Securityholders' approval is a condition to the Offer proceeding and, if the approval is not received, the Offer will not proceed unless BIP waives the condition. 5.2 Cash consideration The Ineligible Foreign Securityholder Facility (described in Section 6) is supported by a cash commitment from Brookfield of at least US$100 million and, in Brookfield's discretion, up to a maximum of US$300 million ("Cash Contribution"). Brookfield's cash commitment has been given by way of two equity commitments. The first is an existing Equity Commitment to BIP and BILP.1 Under the Equity Commitment, BIP or BILP can call on Brookfield to subscribe for up to US$200 million of BIP Interests or limited partnership interests in BILP. The second equity commitment, of up to US$175 million was given to BIP and BILP specifically in connection with the Schemes and the Takeover Bid.2 Subject to the amount of the Cash Contribution (which will be between US$100 million and US$300 million in Brookfield's discretion), the funds will first be satisfied from the second commitment with any remainder being satisfied from Brookfield's existing Equity Commitment described in Section 5.8(a) of the Scheme Booklet. Under the equity commitments, in return for the cash drawn under the Cash Contribution, BILP will issue Redeemable Partnership Units to Brookfield. The issue price for the Redeemable Partnership Units will be the same price as the price received by holders under the Ineligible Foreign Securityholder Facility up to a maximum of US$50 million. Any excess will be funded at an issue price of US$17.02, being the five-day VWAP of BIP Interests on the New York Stock Exchange immediately preceding the Announcement Date. BAM, the head company of the Brookfield group, is listed on TSX, NYSE and the Euronext Stock Exchange and has a market capitalisation of approximately US$16 billion.3 5.3 Provision of consideration On the basis of the arrangements described in this section, BIP is of the opinion that it has reasonable basis for holding the view, and holds the view, that BIP will be able to provide the consideration offered under the Offer. 1. The Equity Commitment was given by BAM to BIP and BILP, in the form of a binding agreement on 4 December 2007. 2. This equity commitment was given by BAM to BIP and BILP, in the form of a binding agreement on 23 August 2010. 3. As at 17 September 2010.

BIDDER'S STATEMENT 45 Section 6. Ineligible Foreign Securityholders The Ineligible Foreign Securityholder Facility will be established to enable the payment of cash to Ineligible Foreign Securityholders. As noted in Section 5, Brookfield has committed to provide the Cash Contribution to support the Ineligible Foreign Securityholder Facility. Subject to the amount of the Cash Contribution, Ineligible Foreign Securityholders will receive a cash payment in lieu of the BIP Interests they would have otherwise received if they had been Eligible Prime Securityholders, calculated on the VWAP of BIP Interests on the NYSE over the Ineligible Foreign Securityholder Facility VWAP Period. In the event that the Cash Contribution is insufficient for payment in lieu of all BIP Interests which the Ineligible Foreign Securityholders would have received for their Prime Securities, the remaining number of New BIP Interests will be issued to the Nominee and sold on-market on the NYSE and/or the TSX and participants in the Ineligible Foreign Securityholder Facility will receive a blended price. The blended price will be calculated by dividing: (a) the amount of the Cash Contribution plus the proceeds of sale of the New BIP Interests sold as referred to above (less selling expenses); (b) by the number of BIP Interests that the Ineligible Foreign Securityholders would otherwise have been entitled to receive under the Offer for their Prime Securities (were they not Ineligible Foreign Securityholders). Amounts payable under the Ineligible Foreign Securityholder Facility will be converted to Australian dollars on or prior to the Payment Date and the resulting Australian dollar amount will be paid on the Payment Date.

46 BROOKFIELD INFRASTRUCTURE PARTNERS L.P. Section 7. Investment risks 7.1 Introduction Prime Securityholders should be aware that there are a number of risks associated with investing in BIP Interests which could affect the price and distributions of BIP Interests, many of which are beyond the control of the Brookfield Infrastructure Merged Group. The risk factors in this Section 7 describe some key risks that may adversely affect an investment in the Brookfield Infrastructure Merged Group. These risk factors are divided into risks associated with: • risks relating to the Offer; • the businesses of the Brookfield Infrastructure Merged Group; and • other general risks. Some of the risks identified are also risks faced by Prime Securityholders associated with their current holding of Prime Securities. The risks identified and referred to in this Section 7 are not exhaustive and do not take into account Prime Securityholders' investment objectives, financial situation, tax position or particular needs. They are key risks which are known to the BIP General Partner. No assurances or guarantees of the future performance of, profitability of, or payment of distributions by BIP or the Brookfield Infrastructure Merged Group are given. 7.2 Risks relating to the Offer (a) General risks relating to the Offer Prime Securityholders may face the following general risks relating to the Offer: • unexpected issues and complications may arise due to the combination of Brookfield Infrastructure and Prime including the loss of key employees, customers or market share, and difficulties with the integration of IT, support functions and other elements of the business, in circumstances where BIP acquires 100% of the Prime Securities or a controlling interest in Prime; • Brookfield Infrastructure, the BIP General Partner and Prime will incur transaction, integration and restructuring costs in connection with the Offer and it is difficult to predict the full extent of these costs before the integration process begins; • there is a risk that a significant number of Prime Securityholders who receive BIP Interests issued to them under the Offer will seek to sell their BIP Interests, which may adversely impact the price of BIP Interests in the short term; and • the acquisition of the Prime Securities under the Offer and the subsequent transfer of those securities to an Affiliate of BIP may each give rise to a liability to Western Australian stamp duty for BIP. For further information on the above risks, refer to Section 7.4 of the Scheme Booklet. The risks described above are a summary of the risks described in Section 7.4 of the Scheme Booklet and are qualified in their entirety by reference to that section. (b) Compulsory acquisition While Prime Securityholders do not have to accept the Offer, BIP has the ability under the Corporations Act to compulsorily acquire all of the remaining Prime Securities if it achieves greater than 90% ownership of Prime. Accordingly it is possible that Prime Securityholders' interest in Prime may be compulsorily acquired under the Offer and Prime Securityholders will be forced to receive consideration under the Offer, which does not include a liquidity facility cash election for Eligible Prime Securityholders that would otherwise be available under the Schemes (Ineligible Foreign Securityholders will still receive cash under the Ineligible Foreign Securityholder Facility). (c) Consequences of Prime not becoming a wholly-owned subsidiary Failure to realise benefits It is possible that Brookfield Infrastructure will acquire less than 100% of the Prime Securities under the Offer. The impact on the Brookfield Infrastructure Merged Group will depend on the ultimate level of ownership acquired, but, in any event, the existence of a minority interest in Prime may have an impact on the group's capacity to realise the benefits from the acquisition of Prime mentioned in the letter from the Chief Executive Officer of the Manager and the "Why you should accept the Offer" section above.

BIDDER’S STATEMENT 47 NGPL withholding tax leak Where the Schemes are not implemented and BIP receives acceptances under the Offer which cause its interest in Prime to exceed 50%, NGPL will be required to withhold U.S. interest withholding tax from the payment of interest on the NGPL Notes. Interest withholding tax will apply at rates dependent on tax residence of the Prime Securityholders and will range between 10% (for Australian tax resident Prime Securityholders) and 30% (for all other Prime Securityholders) on the interest earned. This will result in a reduction in Prime cash flow available for distribution to Prime Securityholders of between US$11 million and US$16 million per annum. The greater the interest in excess of 50% in Prime held by BIP, the more difficult it will be for Prime to avail itself of the lower dividend withholding tax rates afforded by the US-Australia Double Tax Agreement on dividends paid by NGPL to Prime. The dividend withholding tax rate currently applicable to discretionary dividends paid from earnings and profits of NGPL is 5%. This may become 30%. As the dividend withholding tax rate that applies is dependent on facts such as the trading in Prime Securities and the business undertaken by Prime, and the amount of dividends paid from NGPL is discretionary, the reduction in Prime cashflow available for distribution attributable to the potential increase in dividend withholding tax is unquantifiable. Prime Securityholders may be entitled to a credit for U.S. withholding tax against tax payable in their jurisdiction of tax residence. This credit depends on the level and source of Prime distributions to Prime Securityholders and many factors individual to the Prime Securityholder’s circumstances, including the jurisdiction of a Prime Securityholder’s tax residence and their tax position. Reduced liquidity Where the Schemes are not implemented and BIP receives acceptances under the Offer of less than 90%, any acceptances which BIP does not receive under the Offer will reduce liquidity in the trading of Prime Securities and this may result in further downward pressure on the Prime Security price and make it more difficult for Prime Securityholders to sell their Prime Securities. Greater control by BIP If the Schemes are not implemented and BIP receives acceptances under the Offer, which cause its interest in Prime to exceed 50%, BIP will have a majority securityholding in Prime and effectively control Prime, thereby reducing the ability of Prime Securityholders to influence the election of Prime Directors or decisions made by Prime in general meeting. Further, if Brookfield Infrastructure holds 75% or more of the Prime Securities it will be able to pass a special resolution of Prime. This will enable Brookfield Infrastructure to, among other things, change Prime’s constitution. Delisting of Prime If the number of Prime Securityholders is less than that required by the Listing Rules to maintain an ASX listing then Brookfield Infrastructure or ASX may seek to have Prime removed from the official list of the ASX. If this occurs, Prime Securities will not be able to be bought or sold on the ASX, thereby further eroding liquidity of Prime Securities. Price of Prime Securities The Prime Security price may fall immediately following the end of the Offer Period and it is unlikely that Prime’s Security price will contain any takeover premium. Distribution policy Any future Prime distribution policy under the control of Brookfield Infrastructure may vary significantly from the current Prime distribution policy. (d) Selling restrictions in the United States BIP Interests issued to institutional “accredited investors” in the United States will be “restricted securities” as defined in Rule 144(a)(3) under the U.S. Securities Act, 1933, as amended, and may not be sold and otherwise transferred in the United States unless registered under such Act or pursuant to a transaction exempt from such registration requirements. In this regard, however, BIP intends, should the Schemes not proceed, to file a resale registration statement with the SEC to cover the resale of BIP Interests issued to U.S. institutional “accredited investors” in connection with the Offer, the effect of which will be to remove these selling restrictions, and use its reasonable efforts to ensure that this registration statement is effective on or about the Closing Date. Although BIP will endeavour to file such resale registration statement and have it declared effective by the SEC promptly after the Closing Date, there can be no assurance as to the timing of SEC effectiveness. (e) Fixed exchange ratio and exchange rate risk Under the Offer, Prime Securityholders are being offered 0.24 New BIP Interests for each Prime Security they hold. The cash amount to be paid to Ineligible Foreign Securityholders under the Ineligible Foreign Securityholder Facility and the value of the New BIP Interests to be issued as Offer Consideration will vary in Australian dollar terms with changes in the value of BIP Interests and changes in the exchange rate. BIP Interests are traded on the TSX and NYSE in Canadian and US dollars respectively. Going forward, changes to the Australian dollar exchange rate will impact (positively or negatively) on their value in Australian dollar terms.

48 BROOKFIELD INFRASTRUCTURE PARTNERS L.P. 7.3 Risks relating to the businesses of the Brookfield Infrastructure Merged Group (a) Risks specific to Brookfield Infrastructure Prime Securityholders may face the following risks associated with investing in BIP Interests which are specific to Brookfield Infrastructure: (i) neither the BIP General Partner nor BIP can control whether BILP will pay a distribution, as the management of BILP is vested in BILP GP; (ii) there may be less publicly available information about BIP as BIP is an “SEC foreign issuer” under Canadian securities regulations and a “foreign private issuer” under U.S. securities laws; (iii) some of BIP’s operations are structured as joint ventures, partnerships and consortium arrangements, which will reduce Brookfield Infrastructure’s control over its operations; (iv) Brookfield Infrastructure’s ability to grow is highly dependent on Brookfield’s ability to identify and present Brookfield Infrastructure with acquisition opportunities; (v) the departure of a significant number of Brookfield’s professionals, or the failure to appoint qualified or effective successors in the event of such departures, could have a material adverse effect on Brookfield Infrastructure’s ability to achieve its objectives; (vi) the BIP General Partner may transfer its general partnership interest to a third party in a merger or consolidation or in a transfer of all or substantially all of its assets without the consent of BIP Securityholders; (vii) BIP does not have a right to participate directly in the management or activities of BILP or the Holding Entities, including with respect to decision-making; (viii) both BIP and BILP are dependent on the management and administration services provided by the Manager; (ix) except in certain specified circumstances, BIP Securityholders do not have a right to vote on matters relating to BIP or to take part in the management of BIP; (x) while the BIP General Partner owes fiduciary duties to BIP Securityholders under Bermudan law, the Limited Partnership Agreement and the limited partnership agreement of BILP contain various provisions that modify the fiduciary duties that might otherwise be owed to BIP or BIP Securityholders; (xi) the contractual (rather than fiduciary) nature of the obligations of Brookfield under the Master Services Agreement and the other arrangements; (xii) terms of the arrangements with Brookfield may be less favourable than otherwise might have resulted if the negotiations relating to the issue of the special dividend by BAM to its shareholders of 23,344,508 of BIP Interests on 31 January 2008 had involved unrelated parties; (xiii) the organisational and ownership structure of Brookfield Infrastructure involves a number of relationships that may give rise to conflicts of interest between Brookfield Infrastructure and BIP Securityholders, on the one hand, and Brookfield, on the other hand; (xiv) the Master Services Agreement (which has no fixed term) cannot be terminated except in a limited number of circumstances; (xv) the liability of the BIP General Partner and its Affiliates, including the Manager, is limited to the fullest extent permitted by law to conduct involving bad faith, fraud or wilful misconduct or, in the case of a criminal matter, action that was known to have been unlawful; (xvi) BIP is not, and does not intend to become, regulated as an investment company under the Investment Company Act and if it was deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for BIP to operate as contemplated; (xvii) the lands used for Brookfield Infrastructure’s infrastructure assets may be subject to adverse claims or governmental or indigenous rights; (xviii) the financial performance of Brookfield Infrastructure’s timber operations may be affected by economic recessions or downturns; (xix) a variety of factors may limit or prevent harvesting by Brookfield Infrastructure’s timber operations, including weather conditions; (xx) Brookfield Infrastructure’s timber operations operate in a highly competitive industry and are subject to price fluctuations; (xxi) Brookfield Infrastructure’s Canadian timber operations are subject to federal restrictions which may require them to decrease their planned export of logs; (xxii) Timberlands may be adversely affected by infestations such as the pine beetle which has had a material impact on pine species in the interior of the U.S. and Canada; (xxiii) PD Ports may be liable for a portion of the Pilot’s National Pension Fund’s deficit relating to benefits for pilots that work at PD Ports on a contract basis; (xxiv) BIP and BILP’s financial statements may not present Brookfield Infrastructure’s financial results in the most meaningful manner; (xxv) the adoption of a new accounting standard may have a material impact on Brookfield Infrastructure’s consolidated financial statements; (xxvi) Brookfield Infrastructure’s failure to maintain effective internal controls could have a material adverse effect on its business in the future and the price of BIP Interests; (xxvii) investment in infrastructure assets involves a number of business related risks, which can affect revenue; and (xxviii) there are a variety of risks relating to PPPs and social infrastructure which may affect Brookfield Infrastructure’s operations.

BIDDER’S STATEMENT 49 For further information on each of these risks, refer to Section 7.2(a) of the Scheme Booklet. The risks described above are a summary of the risks described in Section 7.2(a) of the Scheme Booklet and are qualified in their entirety by reference to that section. (b) Risks specific to Prime Prime Securityholders may face the following risks associated with investing in BIP Interests which are specific to Prime: (i) regulatory risks relating to the approval of DBCT’s access arrangements and the inclusion of Capital Expenditure Stage 7 expansion costs in Prime’s regulated asset base; (ii) Powerco’s electricity and gas distribution businesses are subject to economic regulation administered by the New Zealand Commerce Commission; (iii) risks relating to change of interest in Powerco; (iv) risks relating to the refinancing of US$600 million of non-recourse debt at the Myria level within the NGPL structure; (v) risks relating to Prime’s responsibility for AET&D liabilities; (vi) impact of changes in environmental regulation; (vii) dispute with the Western Australian Office of State Revenue regarding a stamp duty assessment arising from the acquisition of the WestNet Rail business in 2006; (viii) risks relating to the replacement of some of the sleepers on the WestNet Rail grain lines; and (ix) risks associated with native title claims in respect of land. For further information on each of these risks, refer to Section 7.2(b) of the Scheme Booklet. The risks described above are a summary of the risks described in Section 7.2(b) of the Scheme Booklet and are qualified in their entirety by reference to that section. (c) Risks relating to the businesses of both Brookfield Infrastructure and Prime Each of the following risks applies to each of Brookfield Infrastructure and Prime: (i) Brookfield Infrastructure and Prime may be exposed to uninsurable losses and force majeure events; (ii) investments in infrastructure projects during the construction phase are likely to retain some residual risk; (iii) performance of Brookfield Infrastructure’s and Prime’s operating entities may be harmed by future labour disruptions and economically unfavourable collective bargaining agreements; (iv) there are a number of risks associated with any acquisition Brookfield Infrastructure or Prime may choose to complete; (v) infrastructure assets may be subject to competition risk; (vi) Brookfield Infrastructure’s and Prime’s assets are or may become highly leveraged; (vii) risks associated with changes in tolls or regulated rates for utility operations; (viii) utility and fee for service operation clients may default on their obligations; (ix) fee for service operations may be exposed to increased regulation; (x) other risks relating to the transportation (fee for service) operations; and (xi) risks relating to the capital expenditure requirements of Brookfield Infrastructure and Prime. For further information on each of these risks, refer to Section 7.2(c) of the Scheme Booklet. The risks described above are a summary of the risks described in Section 7.2(c) of the Scheme Booklet and are qualified in their entirety by reference to that section. 7.4 General risks The following general risks apply to the businesses of Prime and Brookfield Infrastructure: (a) the market price of BIP Interests may be volatile; (b) the operating entities of the Brookfield Infrastructure Merged Group depend on the financial health of their customers who may be sensitive to the overall performance of the economy; (c) general economic conditions and risks relating to the global economy; (d) Brookfield Infrastructure and Prime, like any business, are at risk of becoming involved in disputes and possible litigation, the extent of which cannot be ascertained at this time; (e) the Brookfield Infrastructure Merged Group will operate in jurisdictions with less developed legal systems than those in more established economies; (f) changes in tax law and practice; (g) possible taxes and tax filing obligations in other jurisdictions; (h) transfer pricing risks relating to the dealings which are not on arms’ length terms; (i) occupational health and safety and accident risks; (j) risks associated with the availability of credit to, and cost of credit for, the Brookfield Infrastructure Merged Group; (k) foreign currency risk and risk management activities; (l) risks associated with reliance on computerised business systems; (m) the operations of the Brookfield Infrastructure Merged Group may be affected by changes to laws and regulation. For further information on each of these risks, refer to Section 7.3 of the Scheme Booklet. The risks described above are a summary of the risks described in Section 7.3 of the Scheme Booklet and are qualified in their entirety by reference to that section.

50 BROOKFIELD INFRASTRUCTURE PARTNERS L.P. Section 8. Investigating Accountants’ Report See overleaf.

BIDDER’S STATEMENT 51 Section 8 Investigating Accountants’ Report Deloitte Touche Tohmatsu ABN 74 490 121 060 Grosvenor Place 225 George Street Sydney NSW 2000 PO Box N250 Grosvenor Place Sydney NSW 1217 Australia DX 10307SSE Tel: +61 (0) 2 9322 7000 Fax: +61 (0) 2 9322 7001 www.deloitte.com.au The Directors Brookfield Infrastructure Partners Limited as general partner of Brookfield Infrastructure Partners L.P. Infrastructure Partners L.P. 27 September 2010 Dear Directors INVESTIGATING ACCOUNTANTS’ REPORT ON PRO FORMA FINANCIAL INFORMATION Introduction Deloitte Touche Tohmatsu (Deloitte) has been engaged by the Directors of Brookfield Infrastructure Partners Limited (BIPL) as general partner of Brookfield Infrastructure Partners L.P. (BIP) to prepare this Investigating Accountants’ Report (Report) for inclusion in a Bidder’s Statement (Bidder’s Statement) to be issued by BIPL in respect of an Offer by BIPL to purchase stapled securities in Prime Infrastructure Holdings Limited, Prime Infrastructure Trust and Prime Infrastructure Trust 2 (together Prime) (the Offer). Unless otherwise defined in this report, terms used in this report have the meanings given to them in the Glossary of the Bidder’s Statement. Pro forma Financial Information Deloitte has been requested to prepare a report in relation to the following pro forma financial information, as set out in Sections 4.4(d) and (e) of the Bidder’s Statement: a) Brookfield Infrastructure Merged Group Financial Information • The pro forma consolidated income statements of the Brookfield Infrastructure Merged Group and the BILP Merged Group following completion of the Offer, for the year ended 31 December 2009 and the six month period ended 30 June 2010; Liability limited by a scheme approved under Professional Standards Legislation. Member of Deloitte Touche Tohmatsu

52 BROOKFIELD INFRASTRUCTURE PARTNERS L.P. Section 8 Investigating Accountants’ Report • The pro forma consolidated balance sheets of the Brookfield Infrastructure Merged Group and the BILP Merged Group following completion of the Offer as at 30 June 2010; • Relevant notes to the above pro forma financial information of the Brookfield Infrastructure Merged Group and the BILP Merged Group following completion of the Offer as set out in Sections 4.4(d) and (e); and • The pro forma adjustments and the assumptions on which they are based, together the “Brookfield Infrastructure Merged Group Financial Information”. The Brookfield Infrastructure Merged Group Financial Information has been derived from the Prime Financial Information and the Brookfield Infrastructure Financial Information detailed (being Sections 4.9(e) and 5.10(f) and (g) of the Scheme Booklet respectively) in the Scheme Booklet issued by Prime on or about 24 September 2010, after reflecting the pro forma adjustments described in Sections 4.4(d) and (e) of the Bidder’s Statement. The BIP Directors are responsible for the preparation and presentation of the Brookfield Infrastructure Merged Group Financial Information including the determination of the pro forma adjustments and the assumptions on which they have been based. The Brookfield Infrastructure Merged Group Financial Information is presented in an abbreviated form insofar as it does not include all of the disclosures required by AIFRS applicable to annual financial reports prepared in accordance with the Corporations Act 2001. Scope We have reviewed the Brookfield Infrastructure Merged Group Financial Information in order to report whether anything has come to our attention which causes us to believe that the Brookfield Infrastructure Merged Group Financial Information set out in the Bidder’s Statement in Sections 4.4(d) and (e), is not presented fairly in accordance with the basis of preparation as described in Sections 4.4(d) and (e) of the Bidder’s Statement. Our review has been conducted in accordance with Australian Auditing Standard on Review Engagements (ASRE) 2405 “Review of Historical Financial Information Other than a Financial Report”. We have made such enquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances, including:

BIDDER’S STATEMENT 53 Section 8 Investigating Accountants’ Report • Analytical procedures on the Brookfield Infrastructure Merged Group Financial Information; • A review of work papers, accounting records and other documents; • A comparison of consistency in application of the recognition and measurement principles under applicable accounting standards and the accounting policies adopted by Brookfield Infrastructure referred to in the Scheme Booklet; • A review of the pro forma adjustments and the assumptions on which they are based as described in Sections 4.4(d) and (e) of the Bidder’s Statement; and • Enquiry of the directors and management of Brookfield Infrastructure. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on the Brookfield Infrastructure Merged Group Financial Information. Review Statement Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that the Brookfield Infrastructure Merged Group Financial Information set out in the Bidder’s Statement in Sections 4.4(d) and (e) is not presented fairly in accordance with the basis of preparation as described in Sections 4.4(d) and (e) of the Bidder’s Statement. Subsequent Events Apart from the matters dealt with in this Report, and having regard for the scope of our Report, nothing has come to our attention that would cause us to believe that matters arising after 30 June 2010 would require comment on, or adjustments to, the information contained in Sections 4.4(d) and (e) of the Bidder’s Statement, or would cause such information to be misleading or deceptive. Independence and Disclosure of Interest Deloitte Touche Tohmatsu does not have any interest in the outcome of the Offer other than the preparation of this Report and the provision of other related services in relation to the Offer and the Schemes (as defined in the Glossary) for which normal professional fees will be received. Deloitte Touche Tohmatsu is the auditor of Prime.

SECTION 8 Investigating Accountant’s Report 54  BROOKFIELD INFRASTRUCTURE PARTNERS L.P. [Graphic Appears Here] Consent Deloitte Touche Tohmatsu has consented to the inclusion of this Investigating Accountants’ Report in the Bidder’s Statement in the form and context in which it is so included, but has not authorised the issue of the Bidder’s Statement. Accordingly, Deloitte Touche Tohmatsu makes no representation regarding, and takes no responsibility for, any other documents or material in, or omissions from, the Bidder’s Statement. Yours faithfully [Graphic Appears Here] DELOITTE TOUCHE TOHMATSU [Graphic Appears Here] JM Stanley Partner Chartered Accountants

BIDDER’S STATEMENT Section 9. Additional information 9.1 Information on Prime Prime Securityholders are directed to the Target’s Statement and Section 4 of the Scheme Booklet for information about Prime. All information contained in this Bidder’s Statement concerning Prime (including, without limitation, Section 7.3(b) and this Section 9) has been taken from the Target’s Statement and Section 4 of the Scheme Booklet. 9.2 Details of Prime Securities on issue, relevant interest and voting power in Prime As at the date of this Bidder’s Statement, there are 351,776,795 Prime Securities on issue. As at the date of this Bidder’s’ Statement, BIP does not have a relevant interest in any Prime Securities. However, BILP (an associate of BIP) does have a relevant interest in 140,378,791 Prime Securities. Consequently, BIP has voting power in Prime, as at the date of this Bidder’s Statement, of 39.91%. BILP’s relevant interest in Prime arises from the holding of its wholly-owned Subsidiary, BIP IV which owns 140,378,791 Prime Securities. BILP has informed BIP that BIP IV does not intend to accept the Offer for the Prime Securities that it holds. 9.3 Consideration provided for Prime securities during previous four months BIP and its associates have not acquired or disposed of Prime Securities during the period of four months including on the day immediately before the date of this Bidder’s Statement. 9.4 Inducing benefits given during previous four months Neither BIP nor any of its associates has, during the period of six months ending on the day immediately before the date of this Bidder’s Statement, given, offered or agreed to give, a benefit to another person where the benefit was likely to induce the other person, or an associate, to: (a) accept an Offer; or (b) dispose of Prime Securities, which benefit was not offered to all holders of Prime Securities under the Offer or the Schemes. 9.5 No escalation agreements Neither BIP nor any of its associates has entered into any escalation agreement in breach of section 622 of the Corporations Act. 9.6 Arrangements with Prime (a) Arrangements to implement the Offer On 23 August 2010, BIP and Prime entered into an Implementation Deed in relation to the Offer (and the Schemes) under which Prime agreed to propose the Schemes and to support the Offer under the terms and conditions of the Implementation Deed. A summary of the Implementation Deed is set out in Section 9 of the Scheme Booklet. It is a condition to the Offer that the Schemes do not become Effective and this condition will not be waived by BIP. This means that if the Schemes become Effective, the Offer cannot become unconditional, and will lapse. If the Schemes do not proceed, the documentation in connection with the Schemes will be terminated or will otherwise not become Effective, and so will not affect the Offer. (b) BIP Replacement Facility Under the Implementation Deed, BIP agreed to provide or procure another Brookfield Entity or third party to provide to Prime by no later than the date of this Bidder’s Statement a facility which is no less than A$250 million and no more than A$300 million to refinance Prime’s existing A$300 million secured revolving corporate facility. That facility was provided on 17 September 2010. For more information on the facility, refer to Section 4.7(c) of the Scheme Booklet. (c) Pre-existing relationship agreements In connection with the acquisition by BIP (through BIP IV) of a cornerstone investment into Prime in November 2009, BIP IV, BILP and Prime entered into a number of agreements which currently regulate their relationship. Some or all of those agreements may remain in effect in the event that BIP acquires less than 100% of Prime Securities under the Offer.

SECTION 9 Additional information 56 BROOKFIELD INFRASTRUCTURE PARTNERS L.P. (i) Subscription Agreement BIP IV entered into a subscription agreement with Prime pursuant to which it subscribed for $625 million of Prime Securities in the Recapitalisation (“Subscription Agreement”). The Subscription Agreement gives BIP IV certain rights to participate in non-pro rata issues of Prime Securities in order to maintain its holding of Prime Securities at the level it held prior to the non-pro rata issue. Under the Subscription Agreement, Prime has agreed a “top-up right’ under which Prime would not undertake a private placement (or other non pro-rata issue) of Prime Securities (or other securities convertible into Prime Securities) without first having given BIP IV a specified period of notice of the proposed non pro-rata issue and then offering BIP IV, or its Affiliates, securities offered under the non pro-rata issue at the same time as, and on the same terms as all other participants to the issue. Exceptions to this “top-up right’ include issues under certain director or employee incentive schemes which meet a ‘1%’ aggregate limit on issues under such schemes in any 12 month period. The ‘top-up right’ is also extinguished if the holdings of BILP and its Affiliates fall below a ‘20% threshold’. If certain circumstances exist which would prevent BILP from participating in the issue at the same time as the other participants (such as the need to obtain regulatory or securityholder approval) Prime and BILP must consult with each other in good faith (each acting reasonably) with a view to agreeing an alternative under which BILP may subscribe to maintain its proportional securityholding. Where such consultation obligations have been complied with and the parties cannot agree on an alternative, then provided that the Prime Boards determine, acting reasonably and in good faith, that it is not possible to structure the non pro-rata issue so that BILP or its Affiliates may participate in a manner which is in the best interests of Prime as a whole, Prime may make the non pro-rata issue. The Subscription Agreement will remain on foot if, either, the Offer does not become unconditional, or if the Offer becomes unconditional but BIP does not obtain sufficient numbers of acceptances to acquire a relevant interest in 90% or more of Prime’s Securities and move to compulsory acquisition. (ii) Relationship Deed Prime and BILP entered into a relationship deed in November 2009 which provides BILP with certain rights in relation to the ongoing governance of Prime (“Relationship Deed”). BILP has the right to terminate the Relationship Deed at any time. The deed will also terminate automatically if BILP and its Affiliates collectively hold an aggregated legal and/or beneficial interest in 50% or more of the Prime Securities on issue. Accordingly, if the Offer does not become unconditional, or if the Offer becomes unconditional but BIP does not obtain sufficient numbers of acceptances to acquire a relevant interest in 50% or more of Prime’s Securities, the Relationship Deed will remain on foot. • That deed provides, among other things, that: • the PIHL Board will be made up of 8 directors and the PIRE Board will be made of up 7 directors. It is intended that at least half of each of the Prime Boards be comprised of independent non-executive directors; • directors nominated by BILP will be considered independent if the Prime Boards determine (in accordance with the standards prescribed therein) that the director satisfies the criteria of independence in the ASX Corporate Governance Principles; • for so long as BILP has directly or indirectly, a legal or beneficial interest in Prime Securities on issue of: — 10% or more, but less than 20%, BILP will be entitled to nominate 1 Director; — 20% or more, but less than 35%, BILP will be entitled to nominate 2 Directors; or — 35% or more, BILP will be entitled to nominate 3 Directors, to each of PIHL and PIRE (subject to procedures for ensuring compliance with the Corporations Act), subject to procedures for ensuring compliance with the appointment criteria established by each Prime Board, which are applicable to all nominee directors; • BILP also has certain rights in respect of appointments to committees of the Prime Boards; • a conflicts committee has been established in respect of each Prime Board (comprising 3 independent non-executive Directors, including one independent Director who has been nominated by BILP, if any) to consider any matters that may give rise to a conflict of interest between the interests of BILP and the interests of PIHL and PIRE; and • in the event of any change in the CEO or CFO, BILP will have an opportunity to provide its views on candidates and the replacement appointment process. (iii) Facilitation Deed Prime and BILP also entered into a facilitation deed in November 2009 (“Facilitation Deed”). The Facilitation Deed will terminate if BILP’s interest in Prime Securities falls below 10% and BILP also has the ability to terminate the arrangements at any time. BIP does not intend to procure the termination by BILP of the Facilitation Deed unless the Offer becomes unconditional and BIP obtains sufficient numbers of acceptances to acquire a relevant interest in 90% or more of Prime’s Securities and move to compulsory acquisition. However, BILP reserves the right to do so. That Facilitation Deed provides, among other things, that: • Prime is required to provide BILP (subject to certain conditions) with financial, tax and other information regarding Prime and entities which Prime has an investment to assist BILP and its Affiliates with their legally binding reporting obligations to its securityholders and investors and assist BILP to satisfy its compliance obligations under any applicable legal, governmental, taxation or regulatory rules; • Prime is not obliged to provide information to BILP where the information is subject to applicable

BIDDER’S STATEMENT confidentiality restrictions which are binding on members of the Prime Group; • The information and assistance is provided by Prime to BILP on a no reliance basis and to the extent that the provision of that information does not materially compromise Prime’s ability to run its business or involve a material risk of liability to any member of the Prime Group; • BILP is required to reimburse Prime for all out of pockets costs and expenses and any material additional cost of management time reasonably incurred in complying with its obligations under the Facilitation Deed; • Prime shall use all reasonable endeavours to not be treated as a passive foreign investment company within the meaning of International Revenue Code 1986, section 1297 for U.S. federal income tax purposes; • Prime shall use all reasonable endeavours not to become, or be required to be, regulated as an "investment company" under the U.S. Investment Company Act; and • Prime has also agreed, subject to the receipt of any necessary approvals, to change its financial year end to 31 December in advance of 1 December 2010. 9.7 Due Diligence For the purpose of confirming its assessment whether or not to acquire all of the Prime Securities, BIP was given access by Prime to due diligence reports that were prepared by Prime’s Australian and foreign legal counsel concerning the effect of the Schemes and the Offer. In addition, pursuant to its rights under the Facilitation Deed, BIP was given access by Prime to certain information concerning Prime which has not been disclosed generally to Prime Securityholders. In August 2010, BIP also entered into a confidentiality undertaking in favour of Prime in respect of confidential information relating to the potential acquisition of Prime Securities by Brookfield Infrastructure (“Confidentiality Undertaking”). The Confidentiality Undertaking does not apply in respect of information BIP is entitled to receive from Prime under any other agreement entered into on or before the date of the Confidentiality Undertaking (including under the Facilitation Deed). None of the information to which BIP was given access (which has not since been generally disclosed or is not otherwise contained in this Bidder’s Statement or the Scheme Booklet) is, in the opinion of BIP, of such a nature and quality which, if the information were generally available, a reasonable person would expect to have a material effect on the price or value of Prime Securities or, in the opinion of BIP and except as disclosed in this Bidder’s Statement, would otherwise be material to a decision by a Prime Securityholder whether or not to accept an Offer. However, the fact that BIP’s decision to make the Offer was confirmed by its review of the information to which it had access may itself be regarded as information material to the decision of a Prime Securityholder whether or not to accept an Offer. 9.8 Regulatory and third party approvals BIP will use all reasonable endeavours to ensure that the conditions in clauses (f) and (g) of Appendix 2 are satisfied as soon as possible after the date of this Bidder’s Statement. Details of the status of these conditions are set out in this Section 9.8 as follows: (a) Overseas Investment Office of New Zealand This Offer is conditional upon the New Zealand Overseas Investment Office (“OIO”) providing consent pursuant to: • section 10(1)(b) of the Overseas Investment Act 2005 (“OI Act”), for the acquisition of securities in an entity with New Zealand assets valued in excess of $100 million; and • section 10(1)(a) of the OI Act, for the acquisition of an interest in sensitive land, as a result of the potential acquisition by BIP of all outstanding Prime Securities under the Offer, and any acquisition of Prime Securities by any other Affiliate of BIP (including BIP IV) to whom those Prime Securities may be transferred immediately after successful completion of the Offer. This approval is necessary because the Powerco business in New Zealand, which Prime has an investment in, owns sensitive land. BIP submitted an application to the OIO for the above consents on 1 September 2010. BIP is not aware of any reason why the OIO would not consent to the Offer. (b) European Competition Commission The Offer is conditional upon obtaining regulatory approval from the European Commission in response to the notification of the concentration to the European Commission pursuant to Regulation (EC) No 139/2004 (“Notification”) in connection with the acquisition by BIP of Prime Securities under the Offer. The Notification was lodged on behalf of BIP and its related entities on 13 September 2010. BIP is not aware of any reason why the European Commission would object to the Offer. (c) Committee on Foreign Investment in the United States The Offer is conditional upon the receipt of clearance of the transaction by the Committee on Foreign Investment in the United States (“CFIUS”) pursuant to Section 721 of the Defense Production Act of 1950, as amended by the Foreign Investment and National Security Act of 2007. BAM, as the ultimate parent of BIP, and Prime filed their joint voluntary notice in draft form to CFIUS on 14 September 2010. Once the parties have addressed any comments on the joint notice from CFIUS staff, they will submit the notice in final form and the 30-day review period will begin. BIP is not aware of any reason why CFIUS would object to the Offer.

SECTION 9 Additional information 58 BROOKFIELD INFRASTRUCTURE PARTNERS L.P. (d) Federal Energy Regulatory Commission The Offer is conditional upon the U.S. Federal Energy Regulatory Commission’s (“FERC”) approval pursuant to: • section 203(a)(1)(A) of the Federal Power Act, for an indirect disposition of FERC jurisdictional facilities owned by Cross Sound Cable Company, LLC valued in excess of $10,000,000 (US); and • section 203(a)(2) of the Federal Power Act, for the purchase of the outstanding Prime Securities by BIP and any acquisition of Prime Securities any by other Affiliate of BIP (including BIP IV) to whom those Prime Securities may be transferred immediately after successful completion of the Offer. BIP is not aware of any reason why FERC would object to the Offer. (e) Federal Trade Commission and the Assistant Attorney General in charge of the Anti-Trust Division of the Department of Justice, United States The Offer is conditional upon the expiration or early termination of the statutory 30-day waiting period pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”). BAM, the filing entity designated by BIP’s ultimate parent entity, and Prime filed their HSR Notification and Report Forms with the Federal Trade Commission (“FTC”) and U.S. Department of Justice (“DOJ”) on 15 September 2010. BIP is not aware of any reason why the FTC or DOJ would object to the Offer. (f) Toronto Stock Exchange Pursuant to the listing rules of the Toronto Stock Exchange ("TSX"), a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the transaction exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction. Accordingly, approval of BIP Securityholders is required and will be sought at a meeting of BIP Securityholders on or about 2 November 2010 in New York City, New York. (g) DBCT Holdings The completion of the Offer would, without DBCT Holdings Pty Limited’s consent, constitute a breach of certain agreements governing Prime’s investment in DBCT Holdings Pty Limited. Prime requested this consent on 31 August 2010. BIP is not aware of any reason why DBCT Holdings Pty Limited would object to the Offer. (h) ANZ Bank Guarantee Facility Agreement The Offer may constitute a "Review Event" under the ANZ Bank Guarantee Facility Agreement to which Prime is a party. BIP requires that Prime obtains consents and waivers from the counterparty to the ANZ Bank Guarantee Facility Agreement in connection with the Offer. Prime has entered into discussions with the relevant counterparty in relation to securing requested these consents and waivers. BIP is not aware of any reason why the parties to those documents would object to the Offer. (i) Other consents and Prescribed Regulatory Approvals As at the date of this Bidder’s Statement, BIP has not identified any third party consents or Prescribed Regulatory Approvals which would need to be satisfied to fulfill Conditions (g) or (h) of Appendix 2 other than those consents and approvals outlined in this Section 9.8, listing approvals of the NYSE and TSX referenced in Section 9.9 and ASIC relief referenced in Section 9.13. BIP will update the market if any additional third party consents or Prescribed Regulatory Approvals are sought. 9.9 Additional information The Offer includes an offer of New BIP Interests as Offer Consideration to Eligible Prime Securityholders by the Issuer. Subject to satisfaction or waiver of the Conditions, an Eligible Prime Securityholder who accepts the Offer will be issued New BIP Interests in accordance with the Offer Terms. New BIP Interests issued in connection with the Offer will be able to be traded on the NYSE and TSX. An application for admission of the New BIP Interests will be made to NYSE and TSX within 7 days of the date of this Bidder’s Statement. 9.10 Interests of directors, advisers and promoters (a) Background Other than as set out in this Bidder’s Statement: (i) no amount has been paid or agreed to be paid and no benefit has been given or agreed to be given to a BIP GP Director, or proposed director of the BIP General Partner to induce them to become, or to qualify as, a director of the BIP General Partner; and (ii) none of the following persons: – a BIP GP Director or proposed director of the BIP General Partner; – each person named in this Bidder’s Statement as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Bidder’s Statement; or – a promoter of BIP, – holds or held at any time during the last two years an interest in: – the formation or promotion of BIP; – property acquired or proposed to be acquired by BIP in connection with the formation or promotion of BIP or the Offer; or – the Offer, – or was paid or given or agreed to be paid or given any amount or benefit for services provided by such persons in connection with the formation or promotion of BIP or the Offer.

BIDDER'S STATEMENT 59

SECTION 9
Additional information

(b) BIP GP Directors' interests

BIP GP Directors are not required to hold any BIP Interests under the Limited Partnership Agreement.

Set out below are details of the BIP Interests held by the BIP GP Directors immediately before the lodgement of this Bidder's Statement with ASIC. Interests include those held directly or otherwise. In addition, the remuneration for each BIP GP Director for the period from 1 July 2009 to 30 June 2010 is also set out below.

BIP GP Director	BIP Interests held	Remuneration[1]
Pannell, Derek George	19,240	US$100,000
Erskine, Alex	0	US$50,000
Hagger, Jonathan	0	US$60,000
Jacobson, Jr., Arthur L	10,000	US$50,000
Schaumburg, Anne	0	US$60,000
Varma, Danesh	0	US$50,000
Wallace, James	0	US$60,000

(1) One half of these fees relate to duties as a BIP GP Director and one half of these fees relate to duties as a director of the general partner of BILP GP.

(c) Payments to Brookfield

Set out below are details of payments made by Brookfield Infrastructure to Brookfield for the 24 months ending 30 June 2010:

Type of payment	Amount USD (m)
Reimbursement of Expenses	20
Management Fees	14
Total	34

For each of the above payments note the following:

- **Reimbursement of expenses:** Brookfield Infrastructure reimburses the Manager, a Brookfield company, for all out-of-pocket fees, costs and expenses incurred in the provision of management and administration services (refer to Section 2.8 for a description of these services).
- **Management fees:** Management fees are paid on a quarterly basis to Brookfield for the provision of management and administration services (refer to Section 2.8).

(d) Interests of advisers

Mallesons Stephen Jaques has acted as Australian legal adviser to BIP in connection with the Offer, has performed work in relation to the Australian legal due diligence enquiries on legal matters and advised BIP on Australian legal matters generally in relation to the Offer. BIP has paid or agreed to pay approximately A$1.35 million in relation to these services, to the date of this Bidder's Statement. Further amounts may be paid to Mallesons Stephen Jaques in accordance with its time-based charges.

Torys has acted as U.S. and Canadian legal adviser to BIP in connection with the Offer, has performed work in relation to the U.S. and Canadian due diligence enquiries on legal matters and has advised BIP on U.S. and Canadian legal matters generally in relation to the Offer. BIP has paid or agreed to pay approximately US$550,000 in relation to these services, to the date of this Bidder's Statement. Further amounts may be paid to Torys in accordance with its time-based charges.

Deloitte Touche Tohmatsu has acted as accountant in respect of the Offer, has prepared an Investigating Accountants' Report incorporated into this Bidder's Statement and has performed work in relation to financial due diligence enquiries. BIP has paid or agreed to pay Deloitte Touche Tohmatsu approximately A$500,000 for these services, to the date of this Bidder's Statement.

Appleby has acted as Bermudan legal adviser to BIP in connection with the Offer and has advised the Issuer on Bermudan legal matters generally in relation to the Offer. The Issuer has paid or agreed to pay approximately US$25,000 in relation to these services to the date of this Bidder's Statement. Further amounts may be paid to Appleby in accordance with its time-based charges.

Unless stated otherwise, all such payments have been paid or are payable in cash and exclude GST and any similar taxes. BIP is also generally obligated to pay the out-of-pocket expenses of the advisers listed above which are included in the amounts stated.

9.11 Costs of the Offer

The expenses connected with the Offer, which are payable by BIP, are estimated to be approximately US$2.5 million. This includes advisory, legal, accounting, tax, listing and administrative fees, design and printing, marketing, share registry and other expenses.

9.12 Expiry date

No BIP Interests will be issued on the basis of the Offer contained in this Bidder's Statement later than 13 months after the date of this Bidder's Statement.

9.13 ASIC modifications, exemptions and FIRB approval

BIP has sought a number of modifications to, and exemptions from, the Corporations Act in relation to the Offer, to enable the Ineligible Foreign Securityholder Facility to be offered, in the manner in which they are being offered, including:

- a modification of s619(3) of the Corporations Act, to enable the payment by BIP of cash consideration to Ineligible Foreign Securityholders calculated in the manner set out in Section 6 of this Bidder's Statement and Section 6.3 of Appendix 1; and
- a modification of s707(3) of the Corporations Act, to enable BIP Interests which are issued to the Nominee under the Ineligible Foreign Securityholder Facility to be sold within 12 months of their issue; and
- various modifications and exemptions necessary to enable the Nominee to operate the Ineligible Foreign Securityholder Facility without breaching certain technical provisions of the Corporations Act.

Receipt of the above ASIC relief is a Condition to the Offer (see Appendix 2, item (p)). BIP will use all reasonable endeavours to ensure that this Condition is satisfied as soon as possible after the date of this Bidder's Statement.

Additionally, Brookfield Infrastructure has received advice from the Treasurer (through FIRB) that there are no objections to it acquiring up to 100% of Prime Securities.

SECTION 9 Additional information 60 BROOKFIELD INFRASTRUCTURE PARTNERS L.P. 9.14 Consents (a) Prime statements This Bidder’s Statement includes statements which are made in, or based on statements made in, documents announced on the company announcements platform of ASX by Prime. No person who has made any of these statements has consented to the statement being included in or accompanying this Bidder’s Statement in the form and context in which they are included. (b) Consent to the inclusion of statements This Bidder’s Statement contains statements made by, or statements said to be based on statements made by: • BILP GP; • BAM; • Prime; and • Deloitte Touche Tohmatsu as the Investigating Accountant and in respect of its Investigating Accountants’ Report. Each of the persons named above has consented to the inclusion of each statement it has made in the form and context in which the statements appear in this Bidder’s Statement, has consented to the references to those statements in the form and context in which they are included in this Bidder’s Statement, and has not withdrawn those consents at the date of this Bidder’s Statement. 9.15 Approvals for payment of consideration If, at the time of acceptance of this Offer, any consent, authority or clearance is required for you to receive any consideration under this Offer including, but not limited to consent, authority or clearance of: • the Minister for Foreign Affairs (whether under the Charter of the United Nations Act 1945 (Cth), the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002 or any other regulations made thereunder, or otherwise); • the Reserve Bank of Australia (whether under the Banking (Foreign Exchange) Regulations 1959 (Cth) or otherwise); or • the Australian Taxation Office, then acceptance of this Offer will not create or transfer to you any right (contractual or contingent) to receive (and you will not be entitled to receive) any consideration under this Offer unless and until all such consents, authorities or clearances have been received by BIP. 9.16 Other material information This Bidder’s Statement is required to include certain specified information. It is also required to include any additional information that is material to the making of a decision by a Prime Securityholder whether or not to accept the Offer that is known to BIP, unless it would be unreasonable to require BIP to do so because the information has been previously been disclosed to Prime Securityholders. The BIP GP Directors are of the opinion that the information that Prime Securityholders and their professional advisers would reasonably require to make an informed assessment whether to accept the Offer is: • the information contained in the Scheme Booklet (including the information contained in the Independent Expert’s Report); • the information contained in the Target’s Statement (to the extent that the information is not inconsistent or superseded by information in this Bidder’s Statement); • the information contained in Prime’s releases to the ASX, and in the documents lodged by Prime with ASIC before the date of this Bidder’s Statement; and • the information contained in this Bidder’s Statement. The BIP GP Directors have assumed, for the purposes of preparing this Bidder’s Statement, that the information in the Target’s Statement is accurate. However, Brookfield Infrastructure and the BIP GP Directors do not take any responsibility for the contents of the Target’s Statement and are not to be taken as endorsing, in any way, any or all statements contained in it.

BIDDER’S STATEMENT 61 Section 10. Glossary 10.1 Definitions The following defined terms are used throughout this Bidder’s Statement unless the contrary intention appears or the context requires otherwise: Term Meaning $, A$ and AUD means Australian dollars. AASB means Australian Accounting Standards Board. Acceptance Form means the form of acceptance and transfer accompanying the Offer or any replacement or substitute acceptance form provided by or on behalf of BIP. AET&D means Australian Energy Transmission & Distribution. AET&D Disposition means the in specie distribution by PIHL to the holders of PIHL Shares of shares in Prime AET&D 1. AET&D Holdings means Prime AET&D Holdings No. 1 Pty Limited (ACN 125 830 631) (formerly BBI EPS Limited and in the process of being converted to a public company). Affiliates means a person is an "affiliate" of another person, if one is directly or indirectly controlled by that other person or if both are directly or indirectly controlled by another person and, in respect of BIP, includes a partnership or other fund or account which is managed by Brookfield or any of its Subsidiaries. For the purposes of this definition only, "control" of a person means the right to: (a) elect or appoint a majority of the directors (or persons or entities performing a similar function) of such person; (b) the ability to otherwise exercise a majority of the voting rights in respect of that person; or (c) the ability to otherwise control the management of such person whether by virtue of the terms of its constitutional documents, contractual rights, or otherwise; and "controlled" and "controlling" have a corresponding meaning. AFFO means adjusted funds from operations, being cash EBITDA less interest on external debt, cash tax paid and maintenance capital expenditure. AFFO Yield means AFFO divided by capital. Announcement Date means 23 August 2010, being the date of announcement of the Offer. ASIC means Australian Securities and Investments Commission. ASX means ASX Limited or Australian Securities Exchange, as appropriate. ASX Settlement means the ASX Settlement Pty Limited (ABN 49 008 504 532). ASX Settlement Operating means the settlement rules of ASX Settlement. Rules BAM means Brookfield Asset Management Inc.

62 BROOKFIELD INFRASTRUCTURE PARTNERS L.P. SECTION 10 Glossary Term Meaning Base Rate means for any day, a fluctuating interest rate per annum in effect from time to time, which rate per annum shall at all times be equal to the higher of: (a) the Prime Rate in effect on such day; and (b) 1/2 of 1% per annum above the Federal Funds Rate. For purposes hereof: “Prime Rate” means the rate of interest determined by Royal Bank of Canada as its prime commercial lending rate for US dollar loans. Bidder’s Statement means this document, being the statement of BIP under Part 6.5 Division 2 of the Corporations Act relating to the Offer. Bidder’s Takeover Transferee Holding means the holding of Prime Securities on the CHESS subregister of Bidder established for the purposes of the Offer. BILP means Brookfield Infrastructure L.P. BILP GP means Brookfield Infrastructure GP L.P., which serves as the general partner of BILP. BIP or Bidder means Brookfield Infrastructure Partners L.P. BIP General Partner means Brookfield Infrastructure Partners Limited as general partner of BIP. BIP GP Director means a member of the board of directors of the BIP General Partner. BIP Independent Directors means an independent BIP GP Director. BIP Interest means a limited partnership unit in BIP. BIP IV means BIP Bermuda Holdings IV Limited, a Bermuda exempt limited company (registration number 43696). BIP Securityholder means a registered holder of BIP Interests from time to time. Broker means a person who is a share broker and a participant in CHESS. Brookfield means BAM and its Affiliates other than BIP and BILP (but including the BIP General Partner and BILP GP). Brookfield Entity means, collectively, BIP and BAM and each of their Affiliates. Brookfield Infrastructure means BIP, BILP and their Subsidiaries. Brookfield Infrastructure Merged Group means BIP, BILP and their Subsidiaries (which may include Prime and Prime’s Subsidiaries) following completion of the Offer and assuming BIP acquires a greater than 50% interest in Prime under the Offer. Brookfield Prime Directors means Prime Directors nominated for appointment to the Prime Board by Brookfield Infrastructure. business day means a day on which banks are open for general banking business in Sydney (not being a Saturday, Sunday or public holiday in that place). CHESS means the Clearing House Electronic Subregister System, which provides for electronic share transfer in Australia. CHESS Holding means a holding of Prime Securities on the CHESS subregister of Prime. Closing Date means 7.00pm (Sydney time) on Thursday, 25 November 2010, unless extended or withdrawn. Company Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act, between PIHL and the Scheme Securityholders (as that term is defined in the Scheme Booklet) under which each Scheme Securityholder’s PIHL Shares will be transferred to BIP substantially in the form set out in Annexure D of the Scheme Booklet together with any amendment or modification made pursuant to section 411(6) of the Corporations Act. Company Scheme Meeting means the meeting of Prime Securityholders to be convened by the Court in relation to the Company Scheme pursuant to section 411(1) of the Corporations Act, and includes any adjournment of such meeting. Competing Bid means any proposal or transaction (whether by way of takeover bid (other than the Takeover Bid), scheme of arrangement (other than the Schemes), holder approved acquisition, capital reduction or share or asset purchase) that, if completed, would mean: (a) a person other than a Brookfield Entity would acquire a Relevant Interest in Prime Securities of greater than 20% or obtain Control of Prime; or (b) all or a material part of the business assets or undertaking of Prime, being more than 20% of Prime’s assets on a consolidated basis, is acquired by a person other than a Brookfield Entity.

BIDDER’S STATEMENT 63 SECTION 10 Glossary Term Meaning Conditions means the conditions of the Offer as set out in Appendix 2. Control has the meaning given in section 50AA of the Corporations Act, except that for the purposes of this definition, BIP and BILP are each to be regarded as a legal entity. Controlled Entity means in relation to an entity, another entity which is a Subsidiary of it, or which is Controlled by it excluding in the case of Prime, Prime AET&D 1 and its Subsidiaries and Prime CSC Holdings Pty Ltd (ACN 116 955 232) and its Subsidiaries. Controlling Participant means the “controlling participant” for shares in a CHESS Holding under the ASX Settlement Operating Rules. Corporations Act means the Corporations Act 2001 (Cth). Court means a court of competent jurisdiction under the Corporations Act. Credit Agreement means the credit agreement dated 21 June 2010 between BILP and Royal Bank of Canada, among others, as amended on 23 August 2010. DBCT means the Dalrymple Bay Coal Terminal portfolio of assets. EBITDA means earnings before interest, taxes, depreciation, and amortisation. Effective when used in relation to the Schemes, means all of the following events taking place: (a) in relation to the Company Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Company Scheme, but in any event at no time before an office copy of the order of the Court is lodged with ASIC; (b) in relation to the PIT Trust Scheme, the PIT Supplemental Deed taking effect pursuant to section 601GC(2) of the Corporations Act; and (c) in relation to the PIT2 Trust Scheme, the PIT2 Supplemental Deed taking effect pursuant to section 601GC(2) of the Corporations Act. Effective Date means the date on which the Schemes become Effective. Eligible Prime Securityholder means a Prime Securityholder who is not an Ineligible Foreign Securityholder. Encumbrance means any mortgage, lien, charge, pledge, assignment by way of security, security interest, title retention, preferential right or trust arrangement, claim, covenant, profit a prendre, easement or any other security arrangement or any other arrangement having the same effect. End Date means 31 December 2010 or such later date as may be agreed between PIHL, PIRE as responsible entity of PIT and PIT2 and the BIP General Partner, which date will not be any later than the date falling 6 months after the date of Implementation Deed. Euroports means the Euroports diversified portfolio of port concession businesses. Excluded Securityholder means any Prime Securityholder who is BIP, BIP IV or a Subsidiary of BIP or any Prime Securityholder who holds any Prime Securities on behalf of, or for the benefit of BIP, BIP IV or a Subsidiary of BIP or BILP. Exempted Partnerships Act means the Exempted Partnerships Act of 1992 (Bermuda). FERC means the U.S. Federal Energy Regulatory Commission. FFO means funds from operations, being cash EBITDA less interest on external debt and cash tax paid. FIRB means the Foreign Investment Review Board of Australia. HIN means a Holder Identification Number, which is the number that starts with an “X”, allocated by your Controlling Participant, to identify a Prime Securityholder with a CHESS Holding. Holding Entities a Subsidiary of BILP through which BILP indirectly holds all of BIP’s interests in the operating entities. IEG means International Energy Group. IFRS means International Financial Reporting Standards. Implementation Deed means the implementation deed dated 23 August 2010 between the BIP General Partner as general partner of BIP, PIHL and PIHL as responsible entity of PIT and PIT2. Independent Expert means Grant Samuel & Associates Pty Limited (ACN 050 036 372).

64 BROOKFIELD INFRASTRUCTURE PARTNERS L.P. SECTION 10 Glossary Term Meaning Independent Expert’s Report means the report prepared by the Independent Expert dated 24 September 2010 set out in Annexure A to the Scheme Booklet. Ineligible Foreign Securityholder means any Prime Securityholder who, as at the date for payment of the Offer Consideration: • has an address as shown in the Register, outside Australia, New Zealand, Canada, the United States, the United Kingdom or Hong Kong unless BIP and PIHL determine otherwise in relation to the Prime Securityholder; • has an address as shown in the Register in the United States (or who BIP has reasonable grounds to believe is holding the Prime Securities for the benefit of a person whose address is in the United States) but is not, in BIP’s opinion an institutional “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act of 1933, as amended; • has an address as shown in the Register in the United Kingdom (or who BIP has reasonable grounds to believe is holding the Prime Securities for the benefit of a person whose address is in the United Kingdom) but is not, in BIP’s opinion, a person (i) to whom securities could be offered in the United Kingdom without requiring the publication of a prospectus under the Prospectus Rules made by the UK Financial Services Authority; and (ii) falling within one of the exemptions set out in the United Kingdom’s Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 such that a financial promotion could be sent to such a person without requiring to be approved by an authorised person under section 21 of the United Kingdom’s Financial Services and Markets Act 2000; or • has an address as shown in the Register in Hong Kong (or who BIP has reasonable grounds to believe is holding the Prime Securities for the benefit of a person whose address is in Hong Kong) but is not, in BIP’s opinion, a professional investor for the purposes of the Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong), including under the Securities and Futures (Professional Investors) Rules. Ineligible Foreign Securityholder Facility means the cash-out facility in respect of Ineligible Foreign Securityholders described in Section 6. Ineligible Foreign Securityholder Facility VWAP Period means in respect of the Ineligible Foreign Securityholder Facility for the Offer, a period of 20 trading days on the NYSE ending on the final day of the Offer Period. A person is Insolvent if: (a) it is (or states that it is) an insolvent under administration or insolvent (each as defined in the Corporations Act); or (b) it is in liquidation, in provisional liquidation, under administration or wound up or has had a Controller appointed to any part of its property; or (c) it is subject to any arrangement, assignment, moratorium or composition, protected from creditors under any statute or dissolved (in each case, other than to carry out a reconstruction or amalgamation while solvent on terms approved by the other parties to this deed); or (d) an application or order has been made (and in the case of an application, it is not stayed, withdrawn or dismissed within 30 days), resolution passed, proposal put forward, or any other action taken, in each case in connection with that person, which is preparatory to or could result in any of (a), (b) or (c) above; or (e) it is taken (under section 459F(1) of the Corporations Act) to have failed to comply with a statutory demand; or (f) it is the subject of an event described in section 459C(2)(b) or section 585 of the Corporations Act (or it makes a statement from which another party to this deed reasonably deduces it is so subject); or (g) it is otherwise unable to pay its debts when they fall due; or (h) something having a substantially similar effect to (a) to (g) happens in connection with that person under the law of any jurisdiction to which the person is subject. Investigating Accountants means Deloitte Touche Tohmatsu. Investigating Accountants’ Report means the report prepared by the Investigating Accountants dated 27 September 2010 set out in Section 8. Investment Company Act means the U.S. Investment Company Act of 1940. Island Timberlands means Island Timberlands Limited Partnership.

BIDDER’S STATEMENT 65 SECTION 10 Glossary Term Meaning Issue Date means the date determined by the Bidder being not later than the earlier to occur of: (a) 21 days from the expiry of the Offer Period; and (b) the period of one month from the Offer becoming unconditional. Issuer Sponsored Holding means a holding of Prime Securities on Prime’s issuer sponsored subregister. Judicial Advice means confirmation from the Court under section 63 of the Trustee Act 1925 (NSW) that PIRE would be justified in acting upon the Trust Scheme Resolutions in doing all things and taking all necessary steps to put the Trust Schemes into effect. LIBOR means London Interbank Offered Rate. Limited Partnership Act means the Limited Partnership Act of 1883 (Bermuda). Limited Partnership Agreement means the limited partnership agreement relating to BIP dated 21 May 2007, as amended and restated by the second amended and restated limited partnership agreement dated 4 December 2007. Liquidity Facility means the voluntary liquidity sale facility available under the Schemes as described in Section 8.10(a) of the Scheme Booklet. Listing Rules means the listing rules of ASX. Longview Timber means Longview Timber Holdings, Corp.. Manager means Brookfield Infrastructure Group Corporation and, unless the context otherwise requires, includes any other Affiliate of Brookfield that provides services to BIP pursuant to the Master Services Agreement or any other service agreement or arrangement. Master Services Agreement means the master management and administration agreement dated 4 December 2007 between amongst others, BIP, BILP and the Holding Entities. Material Contract means a contract or commitment requiring payments over the term of the contract in excess of A$50 million and under which a person does not have an unconditional right to terminate within 12 months without penalty. New BIP Interests means BIP Interests to be issued to Prime Securityholders in connection with the Offer. NGPL means Natural Gas Pipeline Company of America. NGPL Notes means senior notes to the value of US$440 million issued by Myria Holdings Inc. to a Subsidiary trust of PIT2, pursuant to a subscription agreement dated 15 February 2008 between Myria Holdings Inc. and others. NGPL Settlement means the Stipulation and Agreement (Settlement) with all interveners and the FERC staff submitted on 11 June 2010 and approved by the Administrative Law Judge and FERC. Nominee has the meaning given to it by clause 6.3(f) of Appendix 1. NYSE means the New York Stock Exchange. NZ$, NZD or NZ dollars means New Zealand dollars. Offer means the offer by BIP (acting through the BIP General Partner) on the Offer Terms to acquire Prime Securities (and for the avoidance of doubt includes each such offer made to an individual Prime Securityholder pursuant to that offer). Offer Consideration has the meaning given to it in clause 2.1 of Appendix 1 of the Offer Terms. Offer Period means the period commencing on the Offer Date and ending on the Closing Date, or such later date to which the Offer has been extended. Offer Terms means the terms and conditions of the Offer set out in Appendices 1 and 2 to this Bidder’s Statement. Ontario Transmission means Great Lakes Power Transmission L.P.. Payment Date means the fifth business day after the Issue Date, extendable by up to three business days if the Bidder and PIHL agree. PD Ports means BBI Port Acquisitions (UK) Limited, which is a leading diversified port services group. PIHL means Prime Infrastructure Holdings Limited (ABN 61 100 364 234). PIHL Board means the board of directors of PIHL. PIHL Share means a fully paid ordinary share in PIHL. PINNZ means Prime Infrastructure Networks (New Zealand) Limited. PIRE means Prime Infrastructure RE Limited (ABN 67099 717 638).

66 BROOKFIELD INFRASTRUCTURE PARTNERS L.P. SECTION 10 Glossary Term Meaning PIRE Board means the board of directors of PIRE. PIT means Prime Infrastructure Trust (ARSN 100 375 479). PIT Constitution means the trust deed that established PIT dated 29 April 2002, as amended. PIT Supplemental Deed means a deed poll under which PIRE will amend the PIT Constitution in the form of Annexure E of the Scheme Booklet. PIT Trust Scheme means the arrangement, in accordance with Guidance Note 15, under which BIP acquires all of the PIT Units from each of the Scheme Securityholders facilitated by amendments to the PIT Constitution as set out in the PIT Supplemental Deed, subject to the requisite Prime Securityholder approval. PIT Trust Scheme Meeting means the meeting of Prime Securityholders convened by PIRE to consider the PIT Trust Scheme Resolutions, and includes any adjournment of that meeting. PIT Trust Scheme means the resolutions of Prime Securityholders to approve the PIT Trust Scheme including: Resolutions (a) a resolution for the purposes of section 601GC(1) of the Corporations Act to approve amendments to the PIT Constitution as set out in the PIT Supplemental Deed; and (b) a resolution to approve the acquisition by BIP of all the Scheme Securities including for the purposes of Item 7 of Section 611 of the Corporations Act. PIT Unit means a fully paid ordinary unit in PIT. PIT2 means Prime Infrastructure Trust 2 (ARSN 108 288 204). PIT2 Constitution means the trust deed that established PIT2 dated 3 March 2004, as amended. PIT2 Supplemental Deed means a deed poll under which PIRE will amend the PIT2 Constitution in the form of Annexure F of the Scheme Booklet. PIT2 Trust Scheme means the arrangement, in accordance with Guidance Note 15, under which BIP acquires all of the PIT2 Units from each of the Scheme Securityholders facilitated by amendments to the PIT2 Constitution as set out in the PIT2 Supplemental Deed, subject to the requisite Prime Securityholder approval. PIT2 Trust Scheme Meeting means the meeting of Prime Securityholders convened by PIRE to consider the PIT2 Trust Scheme Resolutions, and includes any adjournment of that meeting. PIT2 Trust Scheme means the resolutions of Prime Securityholders to approve the PIT2 Trust Scheme including: Resolutions (a) a resolution for the purposes of section 601GC(1) of the Corporations Act to approve amendments to the PIT2 Constitution as set out in the PIT2 Supplemental Deed; and (b) a resolution to approve the acquisition by BIP of all the Scheme Securities including for the purposes of Item 7 of Section 611 of the Corporations Act. PIT2 Unit means a fully paid ordinary unit in PIT2. Powerco means Powerco Limited. PPP means public private partnership. Prescribed Regulatory means all approvals which are listed in Schedule 8 of the Implementation Deed and Approvals described in Section 9.8 that are not otherwise satisfied as at the date of the Offer. Prescribed Third Party means all approvals of a third party which are listed in Schedule 9 of the Implementation Approvals Deed and described in Section 9.8 of this Bidder's Statement that are not otherwise satisfied as at the date of the Offer. Prime means PIHL, PIT and PIT2. Prime AET&D 1 means Prime AET&D Holdings No.1 Pty Ltd (ACN 125 830 631). Prime Board means the board of directors of PIRE (in its capacity as responsible entity of PIT and PIT2, or PIT, or PIT2, as applicable) and the PIHL Board. Prime Director means a director of PIHL and/or a director of PIRE. Prime Group means Prime and each of its Subsidiaries.

BIDDER’S STATEMENT 67 SECTION 10 Glossary Term Meaning Prime Material Adverse Change means any event, change, matter, thing or condition (or, in the case of a pre-existing event, change, matter, thing or condition, any material worsening thereof) which has occurred or becomes known to BIP after the date of the Implementation Deed and which (individually or when aggregated with all such events, changes, matters, things or conditions) had, or could reasonably be expected to have (whether now or in the future), a material adverse effect on the businesses, assets, liabilities, financial or trading position, profitability or prospects of Prime and its Controlled Entities (taken as a whole), other than: (a) an event, occurrence or matter required to be done or procured by Prime pursuant to the Implementation Deed; or (b) an event, occurrence or matter that was apparent or reasonably ascertainable by BAM, BIP or their respective Representatives from: (i) public announcements made by Prime to any stock exchange prior to the date of the Implementation Deed; or (ii) information disclosed in writing by Prime or its Representatives to BAM, BIP or their respective Representatives prior to the date of the Implementation Deed. Prime Prescribed Occurrence means (other than as required or contemplated by the Implementation Deed, including the AET&D Disposition), the occurrence of any of the following: (a) any of PIHL, PIRE, PIT or PIT2 converts all or any of its shares or units into a larger or smaller number of shares or units; (b) any of PIHL, PIRE, PIT or PIT2 resolves to reduce its capital in any way or reclassifies, combines, splits or redeems or repurchases directly or indirectly any of its issued securities or financial products; (c) any of PIHL, PIRE, PIT or PIT2: (i) enters into a buy-back agreement or withdrawal offer; or (ii) resolves to approve the terms of a buy-back agreement or withdrawal offer under the Corporations Act; (d) any of PIHL, PIRE, PIT or PIT2 makes or declares, or announces an intention to make or declare, any distribution (whether by way of dividend, capital reduction or otherwise and whether in cash or in specie) excluding any distributions made by PIHL, PIRE, PIT or PIT2 in the ordinary course not exceeding Australian 7.5 cents per Prime Security per quarter; (e) any of PIHL, PIRE, PIT or PIT2 or any of their Subsidiaries: (i) issues shares or units (as appropriate), other than as a result of conversion of any SPARCS; (ii) grants an option over its shares or units (as appropriate); or (iii) agrees to make such an issue or grant such an option, in each case to a person other than Prime or another Controlled Entity of Prime (being a Controlled Entity which is wholly owned, directly or indirectly, by Prime or by the relevant issuer or grantor); (f) any of PIHL, PIRE, PIT or PIT2 or any of their Subsidiaries: (i) issues securities or other instruments convertible into shares, units or debt securities; or (ii) agrees to issue securities or other instruments convertible into shares, units or debt securities, in each case to a person other than Prime or another Controlled Entity of Prime (being a Controlled Entity which is wholly owned, directly or indirectly, by Prime or by the relevant issuer); (g) any of PIHL, PIRE, PIT or PIT2 adopts a new constitution or modifies or repeals its constitution or a provision of it (other than pursuant to the amendments required for the implementation of the Trust Schemes); (h) any of PIHL, PIRE, PIT or PIT2 or any of their Subsidiaries disposes, or agrees to dispose of the whole or a substantial part of the Prime Group’s business, property or undertaking;

68 BROOKFIELD INFRASTRUCTURE PARTNERS L.P. SECTION 10 Glossary Term Meaning Prime Prescribed (i) any of PIHL, PIRE, PIT or PIT2 or any of their Subsidiaries: Occurrence (continued) (i) acquires or disposes of; (ii) agrees to acquire or dispose of; or (iii) offers, proposes, announces a bid or tenders for, any business, assets, entity or undertaking the value of which, individually or in the aggregate, exceeds A$50 million; (j) any of PIHL, PIRE, PIT or PIT2 or any of their Subsidiaries create, or agree to create, any new Encumbrance over the whole of its business or property or over A$50 million in value of its property; (k) any of PIHL, PIRE, PIT or PIT2 enters into or agrees to enter into a Material Contract; (l) any of PIHL, PIRE, PIT or PIT2 or any of their Subsidiaries becomes Insolvent, are wound up or terminated which results, or is reasonably likely to result, in a Prime Material Adverse Change; (m) either of PIHL or PIRE effects or facilitates the retirement, removal or replacement of PIRE as trustee or responsible entity of PIT or PIT2 or a meeting is convened in response to a notice (otherwise than a notice signed by or on behalf of a Brookfield Entity) received by PIRE requisitioning a meeting of Prime Securityholders to replace PIRE as the responsible entity of PIT or PIT2; (n) either of PIHL or PIRE does or omits to do anything that could restrict PIRE’s right of indemnity from the Trust Property in respect of obligations incurred by PIRE under the documents to which it is a party; (o) either of PIHL or PIRE effects or facilitates the termination of PIT or PIT2; (p) either of PIHL or PIRE effects or facilitates the resettlement of the Trust Property; (q) the occurrence of any review event or event of default after the date of the Implementation Deed under any third party loan to any member of the Prime Group and the taking of any step by any lender thereunder to enforce the terms thereof and which results, or is reasonably likely to result, in a Prime Material Adverse Change; or (r) Prime ceases to be admitted to the official list of ASX; and (s) provided that a Prime Prescribed Occurrence will not occur where: (i) Prime has first consulted with BIP in relation to the event and BIP has (in its sole and absolute discretion) approved in writing the proposed event; or (ii) Prime or its Representatives have fairly, clearly and accurately disclosed the scope and extent of the occurrence of the relevant event to BIP prior to the date of the Implementation Deed and the event, when it occurs, is materially the same in scope and extent as had been disclosed. Prime Security means a share in PIHL, a unit in PIT and a unit in PIT2 which trade together as stapled securities. Prime Securityholder means each person registered in the Register as a holder of Prime Securities. Prospectus has the meaning given to the term in the Scheme Booklet. Rate Base means the return on a regulated or notionally stipulated asset base which Brookfield Infrastructure refers to as rate base. Recapitalisation means the recapitalisation of Prime that occurred in November 2009 whereby BIP became a cornerstone investor in Prime when BIP IV acquired 39.9% of Prime Securities. Redeemable Partnership means a redeemable partnership unit of BILP. Unit Redemption-Exchange Mechanism means the mechanism by which Brookfield may request redemption of its limited partnership interests in BILP in whole or in part in exchange for cash, subject to the right of BIP to acquire such interests (in lieu of such redemption) in exchange for BIP Interests (explained in Section 5.8(a) of the Scheme Booklet). Register means the securities register of Prime and Registry has a corresponding meaning. Register Date means the date set by BIP under section 633(2) of the Corporations Act.

BIDDER’S STATEMENT 69 SECTION 10 Glossary Term Meaning Regulatory Authority includes ASX or any other stock exchange on which the securities of Prime or BIP are listed, ACCC or ASIC, a government or governmental, semi-governmental or judicial entity or authority, a minister, department, office, commission, delegate, instrumentality, agency, board, authority or organisation of any government, any regulatory organisation established under statute, FIRB, the Australian Taxation Office, the Overseas Investment Office of New Zealand, the European Competition Commission, the Committee on Foreign Investment in the United States, the SEC, FERC, and the Federal Trade Commission and the Assistant Attorney General in charge of the Antitrust Division of the Department of Justice of the United States. Related Bodies Corporate has the meaning given in the Corporations Act except that the term ‘subsidiary’ used in the Corporations Act has the meaning ascribed in ‘Subsidiary’ in this Bidder’s Statement. Relationship Agreement means the relationship agreement dated 4 December 2007 between BIP, BILP, the Holding Entities, the Manager and Brookfield that govern aspects of the relationship among them. Relationship Deed means the relationship deed described in Section 9.6(c)(ii). Relevant Interest has the same meaning as given by section 608 and 609 of the Corporations Act. Representatives of an entity include Related Bodies Corporate of that entity and each of the directors, officers, employees and legal and financial advisers of the entity or any of its Related Bodies Corporate. Resolutions means the Company Scheme Resolution and Trust Scheme Resolutions. Retained Distributions has the meaning given in clause 2.5 of the Offer Terms. Rights means all accretions, rights or benefits of whatever kind attaching to or arising from Prime Securities directly or indirectly after the date of this Bidder’s Statement, including, but not limited to, all dividends or other distributions and all rights to receive any dividends or other distributions, or to receive or subscribe for shares, stock units, notes, bonds, options or other securities, declared, paid or made by Prime or any of its subsidiaries, but does not include rights to Retained Distributions. Schemes means the Company Scheme and the Trust Schemes. Scheme Booklet means the scheme booklet prepared by Prime and lodged with ASIC on 24 September 2010, including all of the Annexures, the Prospectus and the relevant proxy forms which accompany the Scheme Booklet. Scheme Meeting means: (a) the Company Scheme Meeting; (b) the PIT Trust Scheme Meeting; and (c) the PIT2 Trust Scheme Meeting. Scheme Participants means each person who is a Prime Securityholder at the Scheme Record Date, excluding BIP IV. Scheme Record Date means 7.00pm on the fifth business day following the Effective Date or such other date as Prime and BIP agree. Scheme Securityholder means each person who is a Prime Securityholder (other than the Excluded Securityholder) at the Scheme Record Date. means the U.S. Securities and Exchange Commission. SEC Second Court Date means the day on which the Court: (a) makes an order pursuant to section 411(4)(b) of the Corporations Act approving the Company Scheme; and (b) provides the Judicial Advice in respect of the Trust Schemes. Service Recipient means BIP, BILP and the Holding Entities. Settlement Participant means a “settlement participant” under the ASX Settlement Operating Rules. SPARCS means Subordinated Prime Adjusting Reset Convertible Securities issued by PINNZ. SRN means a Security Reference Number, which is the number which starts with an “I”, allocated by Prime to identify a Prime Securityholder with an Issuer Sponsored Holding.

70 BROOKFIELD INFRASTRUCTURE PARTNERS L.P. SECTION 10 Glossary Term Meaning Subsidiary in relation to an entity, has the meaning given to it in the Corporations Act, but so that: (a) an entity will also be deemed to be a ‘Subsidiary’ of an entity if that entity is required by the accounting standards to be consolidated with that entity; (b) a trust may be a ‘Subsidiary’, for the purposes of which any units or other beneficial interests will be deemed shares; (c) a corporation or trust may be a ‘Subsidiary’ of a trust if it would have been a Subsidiary if that trust were a corporation; (d) in the case of Prime, AET&D Holdings and its Subsidiaries, and Prime CSC Holdings Pty Ltd (ACN 116 955 232) and its Subsidiaries, are excluded; or (e) a partnership which is a corporation within section 57A of the Corporations Act will be regarded as a body corporate for the purposes of Division 6 of Part 1.2 of the Corporations Act.  Superior Proposal means a publicly announced Competing Bid that was not solicited, invited, facilitated, encourage or initiated by Prime or any of its Related Bodies Corporate or any of its Controlled Entities or any of their respective Representatives, which all of the Prime Directors (excluding the Brookfield Prime Directors), in good faith and acting reasonably, after consultation with Prime’s financial adviser and after receiving advice from reputable external counsel, determine is: (a) reasonably capable of being completed on a timely basis taking into account all aspects of the Competing Bid; and (b) more favourable to Prime Securityholders, taken as a whole, than the Schemes, taking into account all terms and conditions of the Competing Bid, such that the Prime Directors would not satisfy what they consider to be their fiduciary and statutory duties were they to continue to recommend the Schemes and/or the Offer instead of the Competing Bid.  Takeover Bid means the off-market takeover bid for all of each Prime Securityholder’s Prime Securities which contains no minimum acceptance requirement to be implemented in compliance with Chapter 6 of the Corporations Act.  Takeovers Panel means the Australian Takeovers Panel established under section 171 of the Australian Securities and Investments Commission Act 2001 (Cth). Target’s Statement means the target’s statement issued or to be issued by Prime in response to this Bidder’s Statement on or about the date of this Bidder’s Statement. Trust Property means all of the scheme property of PIT and PIT2, including all PIRE’s rights, property and undertaking which are the subject of PIT and PIT2: (a) of whatever kind and wherever situated; and (b) whether present or future. Trust Schemes means the PIT Trust Scheme and the PIT2 Trust Scheme. Trust Scheme Meetings means the PIT Trust Scheme Meeting and the PIT2 Trust Scheme Meeting. Trust Scheme Resolutions means the PIT Trust Scheme Resolutions and the PIT2 Trust Scheme Resolutions. TSX means TMX Group Inc. or, as the context requires, the market operated by it. US-Australia Double Tax Agreement means the Convention between Australia and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income signed on 6 August 1982 and amended by a protocol signed on 27 September 2001.  US$, USD and US dollars means United States dollars. U.S. GAAP means the U.S. Generally Accepted Accounting Principles. VWAP means the volume weighted average price of the BIP Interests during the specified period excluding the effect of “special crossings”, any crossings prior to commencement of normal trading or during the after hours adjust phase, any overseas trades or the exercise of any options over BIP Interests. WestNet Rail means WestNet Rail Holdings No. 1 Pty Ltd.

BIDDER’S STATEMENT 71 SECTION 10 Glossary 10.2 General Interpretation The following rules of interpretation apply unless the contrary intention appears or the context requires otherwise: (a) A reference to time is a reference to Sydney time. (b) Headings are for convenience only and do not affect interpretation. (c) The singular includes the plural and conversely. (d) A reference to a section is to a section of this Bidder’s Statement. (e) A gender includes all genders. (f) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning. (g) $, or cents is a reference to the lawful currency in Australia, unless otherwise stated. (h) A reference to a person includes a body corporate, an unincorporated body or other entity and conversely. (i) A reference to a person includes a reference to the person’s executors, administrators, successors, substitutes (including, but not limited to, persons taking by novation) and assigns. (j) A reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it. (k) A reference to any instrument or document includes any variation or replacement of it. (l) A term not specifically defined in this Bidder’s Statement has the meaning given to it (if any) in the Corporations Act or the ASX Settlement Operating Rules, as the case may be. (m) A reference to a right or obligation of any two or more persons confers that right, or imposes that obligation, as the case may be, jointly and individually. (n) A reference to you is to a person to whom the Offer is made under Appendix 1 to this Bidder’s Statement.

72 BROOKFIELD INFRASTRUCTURE PARTNERS L.P. Section 11. Approval of Bidder’s Statement The copy of this Bidder’s Statement that is to be lodged with ASIC has been approved by a unanimous resolution duly passed at a meeting of the BIP GP Directors on 21 September 2010.

BIDDER’S STATEMENT      73

Appendix 1.

Formal terms of the Offer

1 Offer

Bidder offers to acquire any or all of your Prime Securities, together with all rights attaching to them other than the right to Retained Distributions (“Rights”), on the following terms and conditions.

This Offer relates to Prime Securities that exist or will exist on the Register Date and extends to any Prime Securities that are issued between the Register Date and the end of the Offer Period as a result of the exercise of any securities that exist on the Register Date that:

(a) will convert or may be converted to Prime Securities; or (b) confer the right to be issued Prime Securities.

You may accept this Offer in respect of some or all of your Prime Securities.

By accepting this Offer, you undertake to transfer to Bidder not only the Prime Securities to which this Offer relates but also all Rights attached to those Prime Securities (see clauses 6.5 and 6.6).

2 Consideration

2.1 Consideration offered

The consideration offered is 0.24 BIP Interests for each Prime Security.

2.2 Ineligible Foreign Securityholders

If at the time this Offer is made to you, you are an Ineligible Foreign Securityholder, you will not receive BIP Interests. Instead you are offered and will receive a cash amount determined in accordance with clause 6.3.

2.3 Rounding of BIP Interests and warning against security splitting

If you become entitled to a fraction of one BIP Interest that is a half or more, that fraction will be rounded up to the nearest whole BIP Interest.

If you become entitled to a fraction of one BIP Interest that is less than a half, the number of BIP Interests to be issued to you will be rounded down to the nearest whole BIP Interest.

If Bidder reasonably believes that a Prime Securityholder’s holdings have been manipulated to take advantage of this rounding up, then any fractional entitlement will be rounded down.

Further if Bidder reasonably believes that a Prime Securityholder has:

(a) been party to an arrangement resulting in a change in the registered address of the Prime Securityholder (whether directly or through a series of transactions) to a jurisdiction so as to make that Prime Securityholder (the “relevant Prime Securityholder”) an Ineligible Foreign Securityholder or a transfer of Prime Securities (whether directly or through a series of transactions) by the person to a person (also the “relevant Prime Securityholder”) who would be an Ineligible Foreign Securityholder;

(b) in circumstances where Bidder is of the opinion that the arrangement or transfer (whether directly or through a series of transactions) was undertaken to achieve that result in order to maximise the consideration payable to the relevant Prime Securityholders,

Bidder may give notice to the relevant Prime Securityholder(s) setting out the name of the relevant Prime Securityholder(s) and the other persons involved, stating that opinion and stating what, in its opinion, would have been the holdings and registered addresses at which the Prime Securities held by the relevant Prime Securityholder(s) would have been held had the arrangement or transfer (whether directly or through a series of transactions) not been undertaken and after the notice has been so given, the Prime Securities held by the relevant Prime Securityholder(s) shall be taken to be held in the holdings and registered addresses specified in such notice.

2.4 Ranking of BIP Interests

The BIP Interests to be issued under the Offer will be issued fully paid and will rank equally in all respects with all other BIP Interests currently on issue except as to any distribution:

(a) the record date for which is prior to the issue of New BIP Interests under the Offer; or (b) that is an Adjusted Distribution, within the meaning of clause 2.5(c).

2.5 Distribution and entitlements

(a) Bidder will be entitled to all distributions and entitlements (other than Retained Distributions) declared, paid or made by PIHL, PIT or PIT2 which arise or accrue after the Announcement Date

74 BROOKFIELD INFRASTRUCTURE PARTNERS L.P. APPENDIX 1 Formal terms of the Offer in respect of the Prime Securities which Bidder acquires pursuant to this Offer. For the purposes of this clause 2.5, a “Retained Distribution” means: (i) the distribution paid by Prime on 31 August 2010; (ii) a distribution of no more than 7.5 Australian cents payable to any Prime Securityholder on the Register as a Prime Securityholder on Tuesday, 30 September 2010 (“30 September Distribution”); (iii) an in-specie distribution of one non-voting share in AET&D Holdings for each Prime Security held, to be made to any Prime Securityholder on the Register as a Prime Securityholder on the record date for that distribution; and (iv) any distribution that is deemed to be a Retained Distribution under clause 2.5(b). (b) Bidder notes that historically Prime has paid distributions at the end of February, May, August and November in each year, whereas BIP has paid distributions one month later at the end of March, June, September and December in each year. The first BIP distribution in which New BIP Interests will participate is expected to occur on or about 31 March 2011 (whereas if the Schemes do not become Effective, the next distribution on Prime Securities would be expected to occur on or about 28 February 2011). In the event that the Offer Period is extended for any reason, BIP and Prime will use their best endeavours to alter the timing of any distribution subsequent to the 30 September Distribution (a “Relevant Distribution”), in order to ensure that Prime Securityholders receive distributions of available cash from Prime, in respect of periods after 30 September 2010 during which they continue to hold Prime Securities, and no distributions from Brookfield Infrastructure in respect of the same periods. If BIP and Prime do so, then that Relevant Distribution will be a “Retained Distribution” but only to the extent that: (i) the Relevant Distribution is no more than 7.5 Australian cents per Prime Security per quarter; and (ii) the Relevant Distribution is paid in the ordinary course and is consistent with the historical dates for payment of distributions by Prime; (c) BIP expects to make a distribution to its holders of record on or about 30 November 2010, prior to the issue of New BIP Interests under the Offer. This distribution is expected to be paid on or about 31 December 2010. Prime Securityholders receiving New BIP Interests under the Offer will not be entitled to receive this BIP distribution. If you accept the Offer and the Offer becomes unconditional and you are issued New BIP Interests, you will be entitled to any distributions made by BIP where the distribution record date falls after the Issue Date and provided you continue to hold your New BIP Interests at the relevant date, except in circumstances in which BIP and Prime have agreed that Prime Securityholders have received a Retained Distribution for the same period to which that distribution relates (in which case, the distribution from BIP will be an “Adjusted Distribution”). (d) If for any reason whatsoever, Bidder does not receive any distributions or entitlements set out in Section 2.5(a), Bidder will, to the extent permitted by applicable law, be entitled to reduce the amount of Offer Consideration to which you would otherwise be entitled in accordance with this Offer by the amount or value (as reasonably determined by Bidder) of the distribution or entitlement. This may include reducing the number of New BIP Interests to which you may otherwise be entitled. 3 Offer Period This Offer will, unless withdrawn, remain open for acceptance during the period commencing on the date of this Offer, being 4 October 2010, and ending at 7.00pm (Sydney time) on: (a) 25 November 2010; or (b) any date to which the period of this Offer is extended in accordance with the Corporations Act, whichever is the later. 4 Official quotation of BIP Interests (a) BIP Interests are quoted on TSX and NYSE. (b) This Offer and any contract that results from your acceptance of this Offer are subject to the condition set out in section 625(3) of the Corporations Act. If that condition is not fulfilled, any contract that results from your acceptance of this Offer will be automatically void. (c) The condition set out in section 625(3) of the Corporations Act is not a defeating condition for the purposes of the Corporations Act, and is not of the same nature as the Conditions set out in Appendix 2. Section 625(3) of the Corporations Act provides that this Offer cannot be freed of the condition prescribed in that section, and consequently no statement made by Bidder can be taken to be a waiver of that condition. (d) Official quotation of securities by TSX and NYSE is not granted automatically on application. 5 How to accept this Offer 5.1 Acceptance Forms Acceptances must be actually received in the manner specified below prior to the close of the Offer Period at 7.00pm Sydney time on Thursday, 25 November 2010, unless extended (and in the case of any acceptance in respect of a CHESS Holding lodged at or sent to an address as indicated under clause 5.3(f), before 7.00pm on the second last business day of the Offer Period in accordance with clause 5.3(a)(iii)) . 5.2 Some of your holding This Offer is for some or all of your Prime Securities. If you wish to sell only some of your Prime Securities, you must specify the number of Prime Securities you wish to sell in the Acceptance Form. If you do not specify a number

BIDDER’S STATEMENT 75 APPENDIX 1 Formal terms of the Offer of Prime Securities, or you specify a number greater than your shareholding, on your Acceptance Form, you will be taken to have accepted this Offer for all of your Prime Securities. 5.3 Acceptance procedure for Prime Securityholders How you accept this Offer depends on whether your Prime Securities are held in a CHESS Holding or an Issuer Sponsored Holding (the Acceptance Form outlines which type of holding you have): (a) If you hold your Prime Securities in a CHESS Holding (your HIN starts with an “X”) you must comply with the ASX Settlement Operating Rules. If you hold your Prime Securities in a CHESS Holding, to accept this Offer you must either: (i) instruct your Controlling Participant (usually your Broker) to initiate acceptance of this Offer on your behalf in accordance with Rule 14.14 of the ASX Settlement Operating Rules before the end of the Offer Period; or (ii) complete and sign the Acceptance Form and send the completed Acceptance Form (together with all other documents required by the instructions on the form) directly to your Controlling Participant (usually your Broker) before the end of the Offer Period with instructions to initiate acceptance of this Offer on your behalf in accordance with Rule 14.14 of the ASX Settlement Operating Rules before the end of the Offer Period; or (iii) complete and sign the Acceptance Form and lodge it by returning it to an address as indicated under clause 5.3(f) so that your acceptance is actually received before 7.00pm on the second last business day of the Offer Period. This will authorise Bidder to instruct your Controlling Participant (usually your Broker) to initiate acceptance of this Offer on your behalf. (b) If you are a Broker or a Settlement Participant, to accept this Offer you must initiate acceptance in accordance with the requirements of the ASX Settlement Operating Rules before the end of the Offer Period. (c) If you hold your Prime Securities in an Issuer Sponsored Holding (your SRN starts with an “I”). If your Prime Securities are in an Issuer Sponsored Holding, to accept this Offer you must complete and sign the Acceptance Form in accordance with the instructions on it and lodge it by returning it (together with all other documents required by the instructions on the Acceptance Form) to an address as indicated under clause 5.3(f) so that your acceptance is received before the end of the Offer Period. (d) If some of your Prime Securities are held in a number of forms If some of your Prime Securities are in different holdings, your acceptance of this Offer will require action under clauses 5.3(a) and 5.3(c) in relation to the separate portions of your Prime Securities. (e) Beneficial owners Beneficial owners whose Prime Securities are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in accepting this Offer. (f) Postal and delivery addresses The postal and delivery addresses for completed Acceptance Forms are as follows. The postal address is: Link Market Services Limited Locked Bag A14 Sydney South NSW 1235 Alternatively you may deliver the Acceptance Form and any associated documents in person to: Link Market Services Limited Level 12, 680 George Street Sydney NSW 2000 If you hold your Prime Securities in an Issuer Sponsored Holding, a reply paid envelope (not able to be used by Prime Securityholders outside Australia) is enclosed for your convenience. The transmission of the Acceptance Form and other documents is at your own risk. (g) Acceptance Form The Acceptance Form which accompanies this Offer forms part of it. Subject to clause 5.5, the requirements on the Acceptance Form must be observed in accepting this Offer in respect of your Prime Securities. 5.4 Power of attorney, deceased estate When accepting this Offer, you should also forward for inspection: (a) if the Acceptance Form is executed by an attorney, a certified copy of the power of attorney; and (b) if the Acceptance Form is executed by the executor of a will or the administrator of the estate of a deceased Prime Securityholder, a certified copy of the relevant grant of probate or letters of administration. 5.5 When acceptance is complete Acceptance of this Offer will not be complete until the completed Acceptance Form has been received at one of the addresses set out in clause 5.3(f) and the requirements of this clause 5 have otherwise been met, provided that: (a) Bidder may in its sole discretion and without notice to you waive any or all of those requirements at any time (including but not limited to requirements in relation to the manner or method of acceptance, or the deadline for receipt of acceptances specified in this clause 5); and (b) where such requirements have been complied with in respect of some but not all of the Prime Securities for which you have submitted an acceptance, Bidder may, in its sole discretion, deem your acceptance of this Offer complete in respect of those Prime Securities for which the requirements have been complied with but not in respect of the remainder (unless Bidder waives those requirements in accordance with clause 5.5(a)).

76 BROOKFIELD INFRASTRUCTURE PARTNERS L.P. APPENDIX 1 Formal terms of the Offer Where Bidder elects to waive any requirement of this clause 5, your acceptance of this Offer will be complete regardless of any failure by you to comply with the waived requirement. 6 Payment for your Prime Securities 6.1 How payment for your Prime Securities will be made The obligation of Bidder to procure the issue and allotment of any BIP Interests to which you are entitled as Offer Consideration will be satisfied by Bidder: (a) entering your name on the BIP Interest register; and (b) dispatching or procuring the dispatch to you of a holding statement and/or confirmation by prepaid mail to your address as shown on the Register (or such other address as you may notify in writing to Bidder). If your Prime Securities are held in a joint name, a holding statement or confirmation will be issued in the name of the joint holders and forwarded to the address that appears first in the Register. 6.2 When consideration is paid Subject to clause 6.4, if the contract resulting from your acceptance of this Offer becomes unconditional, Bidder will provide the Offer Consideration to which you are entitled on acceptance of this Offer on or before the earlier of: (a) one month after the date this Offer is validly accepted by you or, if this Offer is subject to a defeating condition when accepted, within one month after this Offer or the contract resulting from your acceptance of this Offer becomes unconditional; and (b) 21 days after the end of the Offer Period. 6.3 Payments to Ineligible Foreign Securityholders In respect of BIP Interests that would otherwise have been issued to Ineligible Foreign Securityholders, the Bidder will do the following: (a) procure or otherwise ensure that it receives capital of at least US$100 million and (if applicable) up to US$300 million, any such increase being in the discretion of Brookfield (the “Cash Contribution”); (b) calculate the VWAP of BIP Interests traded on the NYSE, during the period of 20 trading days ending on the closing date of the Offer (“20-day VWAP”); (c) calculate the number of BIP Interests which would be notionally satisfied by the Cash Contribution, by dividing the Cash Contribution by the 20-day VWAP (“Notional Interests”); (d) calculate the aggregate number of BIP Interests which Ineligible Foreign Securityholders who accept the Offer (whether or not, as at the Closing Date they have provided their additional documents in accordance with clause 6.4) would have received if they were entitled to receive BIP Interests under the terms of the Offer (“Total Ineligible Interests”); (e) deduct from the number of Total Ineligible Interests the number of Notional Interests (if this yields a difference that is a positive number, “Residual Interests”); (f) issue, on the Issue Date, to a nominee approved by Prime (acting reasonably) and ASIC (“Nominee”) a number of BIP Interests equal to the number of Residual Interests (if any); (g) cause the Nominee to sell on-market on the NYSE and/or the TSX, the number of Residual Interests (if any) issued to it in accordance with clause 6.3(f) by the Payment Date in such manner, at such price and on such other terms and conditions as are determined by the Nominee; (h) pay, on the Issue Date, to the Nominee the amount which is the lesser of the Cash Contribution and an amount equal to the Total Ineligible Interests multiplied by the 20-day VWAP (“Cash Contribution Amount”); (i) if you are an Ineligible Foreign Securityholder, procure that the Nominee, pays you an amount in Australian currency, after conversion in accordance with clause 6.3(k) of the amount in United States currency calculated in accordance with the following formula: (Cash Contribution Amount + Net Proceeds of Sale) x Your BIP Interests Total Ineligible Interests Where: “Cash Contribution Amount” has the meaning it is given in clause 6.3(h); “Net Proceeds of Sale” is the amount (if any) the Nominee receives on sale of all BIP Interests issued to the Nominee under clause 6.3(f), less brokerage and other sale expenses; “Your BIP Interests” is the number of BIP Interests which Bidder would otherwise have been required to issue to you as Offer Consideration but for clause 2.2; and “Total Ineligible Interests” has the meaning it is given in clause 6.3(d); (j) payment will be made by cheque in Australian currency on the Payment Date. If you are a Foreign Ineligible Securityholder, the cheque will be posted to you at your risk by pre-paid airmail to your address as shown on the Register (or such other address as you may notify in writing to Bidder). If your Prime Securities are held in a joint name, the cheque will be issued in the name of the joint holders and forwarded to the address that appears first in the Register; and (k) procure that the Nominee converts the Cash Contribution Amount and the Net Proceeds of Sale (if applicable) to Australian currency on or prior to the Payment Date using the relevant exchange rate for value on the date of conversion. If you are a Foreign Ineligible Securityholder, you should note that, under no circumstances will interest be paid on your share of the Cash Contribution Amount and Net Proceeds of Sale (if applicable), regardless of any delay in remitting these proceeds to you. Notwithstanding anything else in the Bidder’s Statement or these Offer Terms, Bidder is under no obligation to spend any money, or undertake any action, in order to satisfy itself of the eligibility of any Ineligible Foreign Securityholder to receive BIP Interests.

BIDDER’S STATEMENT 77 APPENDIX 1 Formal terms of the Offer 6.4 Where additional documents are required Where the Acceptance Form or any subsequent request from Bidder requires additional documents to be given with your acceptance (such as a certified copy of any of a power of attorney, grant of probate or letters of administration, or any other document requested by Bidder to give better effect to your acceptance): (a) if the documents are given with your acceptance, Bidder will provide the Offer Consideration in accordance with clauses 6.2 or 6.3; (b) if the documents are given after acceptance and before the end of the Offer Period and this Offer is subject to a defeating condition at the time that Bidder is given the documents, Bidder will provide the Offer Consideration by the end of whichever of the following periods ends earlier: (i) one month after the contract resulting from your acceptance of this Offer becomes unconditional; and (ii) 21 days after the end of the Offer Period; or (c) if the documents are given after acceptance and before the end of the Offer Period and this Offer is unconditional at the time that Bidder is given the documents, Bidder will provide the Offer Consideration by the end of whichever of the following periods ends earlier: (i) one month after Bidder is given the documents; and (ii) 21 days after the end of the Offer Period; or (d) if the documents are given after the end of the Offer Period, Bidder will provide the Offer Consideration within 21 days after the documents are given; but if at the time Bidder is given the documents, the contract resulting from your acceptance of this Offer is still subject to the condition referred to in paragraph (b) of Appendix 2 (but only to the extent the condition is the same as the conditions set out in sections 652C(1) and (2) of the Corporations Act), Bidder will provide the Offer Consideration within 21 days after that contract becomes unconditional. If you do not provide Bidder with the required additional documents within one month after the end of the Offer Period, Bidder may, in its sole discretion, rescind the contract resulting from your acceptance of this Offer. 6.5 Where the Bidder is entitled to any Rights If Bidder becomes entitled to any Rights as a result of your acceptance of this Offer, it may require you to give Bidder all documents necessary to vest those Rights in Bidder or otherwise to give Bidder the benefit or value of those Rights. If you do not give those documents to Bidder, or if you have received the benefit of those Rights, then Bidder may deduct from the Offer Consideration otherwise due to you the amount (or value, as reasonably assessed by Bidder) of those Rights in accordance with clause 6.6. 6.6 Rights generally If: (a) you have (or any previous holder of your Prime Securities has) received the benefit of any Rights (whether in respect of non-cash benefits or otherwise); or (b) you are (or any previous holder of your Prime Securities is) entitled to receive the benefit of any Rights under the terms that provide for or otherwise apply to those Rights (for example, if the Right is to receive a distribution, if you are (or any previous holder of your Prime Securities is) the registered holder of the share at the specified time for determining those entitled to the distribution); or (c) your Prime Securities were issued (or otherwise came into existence) on or after the record date in respect of any Rights to Prime Securityholders, then: (d) in the case of Rights to non-cash benefits, Bidder may deduct the value (as reasonably assessed by Bidder) of such Rights from any Offer Consideration otherwise payable to you; or (e) in the case of Rights to cash benefits, Bidder may deduct the amount of such Rights from any Offer Consideration otherwise payable to you. If Bidder does not, or cannot, make such a deduction, you must pay such value or amount to Bidder. 6.7 Clearances for offshore residents If, at the time of acceptance of this Offer, any consent, authority or clearance is required for you to receive any consideration under this Offer including, but not limited to consent, authority or clearance of: (a) the Minister for Foreign Affairs (whether under the Charter of the United Nations Act 1945 (Cth), the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002 or any other regulations made thereunder, or otherwise); (b) the Reserve Bank of Australia (whether under the Banking (Foreign Exchange) Regulations 1959 (Cth) or otherwise); or (c) the Australian Taxation Office, then acceptance of this Offer will not create or transfer to you any right (contractual or contingent) to receive (and you will not be entitled to receive) any consideration under this Offer unless and until all such consents, authorities or clearances have been obtained by Bidder.

78 BROOKFIELD INFRASTRUCTURE PARTNERS L.P. APPENDIX 1 Formal terms of the Offer 7 Conditions of this Offer 7.1 Conditions This Offer and the contract that results from acceptance of this Offer are subject to fulfilment of the Conditions set out in Appendix 2. 7.2 Nature of Conditions Each of the Conditions set out in Appendix 2: (a) constitutes and will be construed as a separate, several and distinct condition; (b) is a condition subsequent; and (c) until the expiration of the Offer Period (or in the case of the Condition referred to in paragraph (b) of Appendix 2, but only to the extent the Condition is the same as the conditions set out in sections 652C(1) and (2) of the Corporations Act, until three business days after the end of the Offer Period) will be for the benefit of the Bidder alone and may be relied upon only by the Bidder. 7.3 Effect of breach or non-fulfilment The breach or non-fulfilment of any of the Conditions set out in Appendix 2 does not, until the end of the Offer Period, prevent a contract arising to acquire your Prime Securities resulting from your acceptance of this Offer but, if at the end of the Offer Period (or, in the case of the Condition in paragraph (b) of Appendix 2, but only to the extent the Condition is the same as the conditions set out in sections 652C(1) and (2) of the Corporations Act, at the end of three business days after the end of the Offer Period), in respect of any Condition in Appendix 2: (a) Bidder has not declared this Offer (and it has not become) free from that Condition; and (b) that Condition has not been fulfilled, all contracts resulting from the acceptance of the Offer and all acceptances that have not resulted in binding contracts are void. In such a case, Bidder will notify ASX Settlement of the lapse of the Offer in accordance with Rule 14.19 of the ASX Settlement Operating Rules. 7.4 Reasonable endeavours in relation to Conditions Bidder will: (a) use its reasonable endeavours to procure that each of the Conditions is satisfied; and (b) not do or omit to do anything for the purpose of causing a breach of any such Condition. 7.5 Bidder may decide Offer is free from all or any of the Conditions Bidder may at any time at its sole discretion, but in compliance with the Corporations Act, declare the Offer free from all or any of the Conditions set out in Appendix 2 by notice in writing to Prime: (a) in the case of the Condition referred to in paragraph (b) of Appendix 2 (but only to the extent the Condition is the same as the conditions set out in sections 652C(1) and (2) of the Corporations Act) — not later than three business days after the end of the Offer Period; or (b) in any other case — not later than seven days before the end of the Offer Period. 7.6 Date for giving notice on status of conditions The date for giving a notice on the status of the conditions as required by section 630(1) of the Corporations Act is Wednesday, 17 November 2010, subject to variation in accordance with section 630(2) of the Corporations Act in the event that the Offer Period is extended. 8 Effect of Acceptance 8.1 Revocation of acceptance Once you have accepted this Offer, you will be unable to revoke your acceptance and the contract resulting from your acceptance will be binding on you. In addition, you will be unable to withdraw your acceptance of this Offer or otherwise dispose of your Prime Securities, except as follows: (a) if, by the times specified in clause 8.2, the Conditions have not all been fulfilled or waived, then this Offer will automatically terminate and your Prime Securities will be returned to you; or (b) if the Offer Period is varied in a way that postpones for more than one month the time when Bidder has to meet its obligations under the Offer and, at that time, this Offer is subject to one or more of the Conditions, then you may be able to withdraw your acceptance in accordance with section 650E of the Corporations Act. 8.2 Times The relevant times for the purposes of clause 8.1(a) are: (a) in the case of the Condition referred to in paragraph (b) of Appendix 2 (but only to the extent the Condition is the same as the conditions set out in sections 652C(1) and (2) of the Corporations Act) — three business days after the end of the Offer Period; and (b) in the case of all other Conditions in Appendix 2 — the end of the Offer Period. 8.3 Your agreement By signing and returning the Acceptance Form, or otherwise accepting this Offer, you will be deemed to have: (a) irrevocably authorised Bidder to alter the Acceptance Form on your behalf by: (i) inserting correct details of your Prime Securities (including details of a parcel of Prime Securities required by clause 11.4(b)); (ii) filling in any blanks remaining on the Acceptance Form; and (iii) rectifying any errors in, and omissions from, the Acceptance Form, as may be necessary to make the Acceptance Form a valid acceptance of this Offer and to enable registration of the transfer of your Prime Securities to Bidder, and agreed to provide any document reasonably requested by Bidder to make the Acceptance Form a valid acceptance of this Offer or to otherwise give better effect to your acceptance; and (b) if any of your Prime Securities are in a CHESS Holding, irrevocably authorised Bidder to:

BIDDER’S STATEMENT 79 APPENDIX 1 terms of the Offer Formal (i) instruct your Controlling Participant to initiate acceptance of this Offer in respect of all such Prime Securities in accordance with the ASX Settlement Operating Rules; and (ii) give any other instructions in relation to those Prime Securities to your Controlling Participant on your behalf under the sponsorship agreement between you and the Controlling Participant; and (c) agreed to indemnify Bidder in respect of any claim or action against it or any loss, damage or liability whatsoever incurred by it as a result of you not producing your HIN or SRN or in consequence of the transfer of your Prime Securities to Bidder being registered by Prime without production of your HIN or SRN; and: (d) agreed to the terms and conditions of this Offer and, subject to the Conditions being fulfilled or waived, agreed to transfer (or consented to the transfer in accordance with the ASX Settlement Operating Rules) to Bidder of the Prime Securities the subject of your acceptance; (e) represented and warranted to Bidder, as a fundamental condition which goes to the root of the contract resulting from your acceptance of this Offer, that at the time of acceptance and at the time of transfer of your Prime Securities to Bidder: (i) you have paid to PIHL, PIT or PIT2, as relevant, all amounts which are due for payment in respect of your Prime Securities; and (ii) all of your Prime Securities are fully paid and free from all Encumbrances and restrictions on transfer of any nature; and (iii) you have full power and capacity to sell and transfer those Prime Securities; and (f) on this Offer or any contract resulting from your acceptance of this Offer becoming unconditional at the discretion of Bidder (in its sole discretion): (i) irrevocably appointed Bidder and each of the BIP GP Directors from time to time individually as your agent and attorney on your behalf to: (A) attend and vote in respect of your Prime Securities at all general meetings of PIHL, PIT and PIT2; (B) receive from PIHL, PIT and PIT2 or any other party, and retain, any share or unit certificates which were held by any of them, or any other party; and (C) sign all documents (including an instrument appointing one of the BIP GP Directors as a proxy in respect of any or all of your Prime Securities and any application to PIHL, PIT or PIT2 for a replacement certificate in respect of any share or unit certificate which has been lost or destroyed) and resolutions relating to your Prime Securities, and generally to exercise all powers and rights which you may have as a Prime Securityholder and perform such actions as may be appropriate in order to vest good title in your Prime Securities in Bidder, and agreed that, in exercising such powers, any such director is entitled to act in Bidder’s interests as the beneficial owner and intended registered holder of your Prime Securities; and (ii) agreed not to vote in person at any general meeting of PIHL, PIT or PIT2 or to exercise (or purport to exercise) in person, by proxy or otherwise, any of the powers conferred on the directors of Bidder by clause 8.3(f)(i); and (iii) unless you are an Ineligible Foreign Securityholder, irrevocably authorised Bidder to apply for the issue to your account of that number of BIP Interests corresponding to your entitlement under this Offer at the date of application; and (iv) unless you are an Ineligible Foreign Securityholder, agreed to: (A) accept the BIP Interests to which you have become entitled by acceptance of this Offer, subject to the terms of this Offer; (B) be bound by the terms of the Limited Partnership Agreement; (C) grant the powers of attorney set forth in the Limited Partnership Agreement; (D) be deemed to make the consents and waivers contained in the Limited Partnership Agreement; and (E) authorise Bidder to place your name on its register in respect of those BIP Interests; and (v) irrevocably authorised and directed Bidder to direct Prime to pay to Bidder, or to account to Bidder for, all Rights in respect of your Prime Securities, subject to Bidder accounting to you for any such Rights received by Bidder if this Offer is withdrawn or any contract resulting from your acceptance to this Offer is rescinded or rendered void; and (vi) in accordance with clause 6.6, irrevocably authorised Bidder to adjust the Offer Consideration payable to you by the amount (or value, as reasonably assessed by Bidder) of all Rights in respect of your Prime Securities; and (vii) irrevocably authorised Bidder to notify Prime on your behalf that your place of address for the purposes of serving notices upon you in respect of your Prime Securities is the address specified by Bidder in the notification; and (viii) if you are an Ineligible Foreign Securityholder, acknowledged and agreed to Bidder undertaking the process set out in clause 6.3 in respect of any BIP Interests which you would have become entitled to receive under clause 2.1 but for clause 2.2; and

80 BROOKFIELD INFRASTRUCTURE PARTNERS L.P. APPENDIX 1 Formal terms of the Offer (ix) where, at that time, you have a right to be registered as a holder of the Prime Securities the subject of your acceptance as the result of an on-market purchase (but are not a Prime Securityholder): (A) agreed to use best endeavours to procure the delivery of the Prime Securities the subject of your acceptance to Bidder in accordance with your acceptance (including giving Bidder all documents necessary to vest those Prime Securities in Bidder or otherwise to give Bidder the benefit or value of those Prime Securities); (B) agreed not do or omit to do anything which may frustrate your acceptance of this Offer, or otherwise obstruct registration of the transfer of the Prime Securities the subject of your acceptance to Bidder; (C) irrevocably assigned to Bidder all contractual rights and recourse against the vendor in respect of your on-market purchase which contractual rights and recourse may arise by reason of that person’s failure to complete that trade; (D) agreed to assign to Bidder (without any further action being required) all rights in respect of your on-market purchase immediately on any failure by you to complete that trade, including irrevocably assigning to Bidder the right to (at the Bidder’s ultimate discretion) complete that trade on your behalf, and agreed that Bidder may deduct from the consideration otherwise payable to you (pursuant to a valid acceptance of this Offer and the delivery of the Prime Securities the subject of that acceptance) any amount paid by Bidder in order to settle that on-market purchase on your behalf. If Bidder does not, or cannot, make such a deduction, you must pay such amount to Bidder; and (E) agreed that if you are unable to assign to Bidder any of the rights and recourse specified under clauses 8.3(f)(ix)(C) and (D), you will assign such rights and recourse as soon as you are legally able to; and (g) if at the time of acceptance of this Offer your Prime Securities are in a CHESS Holding, authorised, with effect from the date that this Offer or any contract resulting from acceptance of this Offer is declared free from all its conditions or those conditions are satisfied, Bidder to cause a message to be transmitted to ASX Settlement in accordance with Rule 14.17.1 of the ASX Settlement Operating Rules so as to transfer the Prime Securities the subject of your acceptance to the Bidder’s Takeover Transferee Holding. Bidder will be so authorised even though at the time of such transfer it has not provided the Offer Consideration due to you. By accepting this Offer you will be deemed to have agreed to the matters set out in clauses 8.3(a) to (g) above, notwithstanding where this Offer has been caused to be accepted in accordance with the ASX Settlement Operating Rules. Except in relation to Prime Securities in a CHESS Holding, Bidder may at any time deem the receipt of a signed Acceptance Form to be a valid acceptance of this Offer even though you omit to include your share certificate(s) (if any) or there is non-compliance with any one or more of the other requirements for acceptance but, if Bidder does so, Bidder is not obliged to make the Offer Consideration available to you until all of the requirements for acceptance have been met. 9 Withdrawal Bidder may withdraw unaccepted Offers at any time with the written consent of ASIC and subject to the conditions (if any) specified in such consent. 10 Variation Bidder may vary this Offer in accordance with the Corporations Act. 11 Acceptances by transferees and nominees 11.1 Who may accept this Offer During the Offer Period: (a) any person who is able to give good title to a parcel of your Prime Securities may accept this Offer (if they have not already accepted an offer in the form of this Offer) as if an offer on terms identical to this Offer has been made to them; and (b) any person who holds one or more parcels of Prime Securities as trustee, nominee, or otherwise on account of another person, may accept as if a separate and distinct offer had been made in relation to: (i) each of those parcels; and (ii) any parcel they hold in their own right. 11.2 Holding Prime Securities (a) A person is taken to hold Prime Securities if the person is, or has a right to be registered as, the holder of those Prime Securities. (b) A person who has a right to be registered as a holder of Prime Securities may accept this Offer by completing and signing the Acceptance Form in accordance with the instructions on it and lodging it by returning it (together with all other documents required by the instructions on the Acceptance Form) to an address indicated under clause 5.3(f) so that the acceptance is received before the end of the Offer Period. 11.3 Holding Prime Securities on trust or as a nominee A person is taken to hold Prime Securities on trust for, as nominee for, or on account of, another person if they: (a) are entitled to be registered as the holder of particular Prime Securities; and (b) hold their interest in the Prime Securities on trust for, as nominee for, or on account of, that other person.

BIDDER’S STATEMENT 81 APPENDIX 1 terms of the Offer Formal 11.4 Effective acceptance An acceptance of an offer under clause 11.1(b) is ineffective unless: (a) the person who holds on account of another person, gives Bidder a notice stating that the Prime Securities consist of a separate parcel; and (b) the acceptance specifies the number of Prime Securities in that parcel. References in this Offer to your Prime Securities will be treated as relating to that separate parcel. 11.5 Notice of acceptance A notice under clause 11.4(a) of these terms must be made: (a) if it relates to Prime Securities entered on an ASX Settlement subregister — in an electronic form approved by the ASX Settlement Operating Rules; or (b) otherwise — in writing. A person may, at the one time, accept for two or more parcels under this clause as if there had been a single offer for a separate parcel consisting of those parcels. 12 Other matters 12.1 Notices and other communications Subject to the Corporations Act, a notice or other communication given by Bidder to you in connection with this Offer shall be deemed to be duly given if it is in writing and: (a) is delivered at your address as recorded on the Register or the address shown on the Acceptance Form; or (b) is sent by pre-paid ordinary mail, or in the case of an address outside Australia by pre-paid airmail, to you at either of those addresses. 12.2 Return of documents If: (a) this Offer is withdrawn after your Acceptance Form has been sent to Bidder, but before it has been received; or (b) for any other reason Bidder does not acquire the Prime Securities to which your Acceptance Form relates, you may request Bidder by notice in writing to despatch (at your risk) your Acceptance Form together with all other documents forwarded by you, to such address as you nominate. Where such address is inside Australia, the documents will be despatched by pre-paid ordinary mail. Where such address is outside Australia, the documents will be despatched by pre-paid airmail. 12.3 Costs and expenses All costs and expenses of the preparation, despatch and circulation of the Bidder’s Statement and this Offer and all stamp duty payable in respect of a transfer of Prime Securities in respect of which Offers are accepted, will be paid by Bidder. 12.4 Foreign laws This Offer is not registered in any jurisdiction outside Australia (unless an applicable foreign law treats it as registered as a result of the Bidder’s Statement being lodged with ASIC). It is your sole responsibility to satisfy yourself that you are permitted by any foreign law applicable to you to accept this Offer and to receive BIP Interests (if any) as Offer Consideration. 12.5 Governing law This Offer and any contract resulting from acceptance of it is governed by the law in force in New South Wales.

82 BROOKFIELD INFRASTRUCTURE PARTNERS L.P. Appendix 2. Conditions of the Offer The Offer, and any contract resulting from the acceptance of the Offer, are subject to the following conditions: (a) (NGPL Settlement) no objection is lodged within the applicable 30 days period to the NGPL Settlement; (b) (no Prime Prescribed Occurrences) there not occurring a Prime Prescribed Occurrence during the Offer Period, unless the action or omission giving rise to the Prime Prescribed Occurrence has been consented to by BIP in its sole discretion; (c) (no Prime Material Adverse Changes) there not occurring a Prime Material Adverse Change during the Offer Period; (d) (failure to approve Schemes) the Schemes: (i) do not become Effective by the End Date and clause 4 of the Implementation Deed has validly been terminated; or (ii) any one or more of the following events occurs: (1) the Court: (A) refuses to make orders approving the Company Scheme; or (B) declines to grant the Judicial Advice, and clause 4 of the Implementation Deed is terminated in accordance with clause 4.12(a) of the Implementation Deed; or (2) the Scheme Participants do not approve either or both of: (A) one or more of the Trust Scheme Resolutions at the Trust Scheme Meeting; or (B) one or more of the resolutions to approve the implementation of the Company Scheme at the Company Scheme Meeting, by the majorities required to validly pass each such resolution; or (iii) Prime withdraws the Schemes; (e) (AET&D Disposition) implementation of the AET&D Disposition. This includes a failure to implement the AET&D Disposition due to a failure to obtain any third party consents which are necessary to effect the AET&D Disposition; (f) (Regulatory Approvals) all appropriate waiting and other time periods (including any extensions of such waiting and other time periods) under applicable laws or regulations of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate) and all regulatory obligations in any relevant jurisdiction in respect of the Offer or any matter arising from the proposed acquisition of Prime Securities by BIP having been complied with, including the Prescribed Regulatory Approvals; (g) (third party consents) all Prescribed Third Party Approvals and any additional approvals of a third party which are necessary for the Offer to proceed to compulsory acquisition are obtained including consents required to avoid breach of any change of control provisions; (h) (no restraining orders) between the Announcement Date and the end of the Offer Period: (i) there is not in effect any preliminary or final decision, order or decree issued by a Regulatory Authority; (ii) no application is made to any Regulatory Authority (other than by any member of BIP), or action or investigation is announced, threatened or commenced by a Regulatory Authority, in consequence of, or in connection with, the Offer (other than a determination by ASIC or the Takeovers Panel in exercise of the powers and discretions conferred by the Corporations Act), which: (iii) restrains or prohibits (or if granted could restrain or prohibit), or otherwise materially adversely impacts on, the making of the Offer or the completion of any transaction contemplated by the Offer (whether subject to conditions or not) or the rights of BIP in respect of Prime and the Prime Securities to be acquired under the Offer; or (iv) requires the divestiture by BIP or BIP IV of any Prime Securities, or the divestiture of any assets of Prime or its Related Bodies Corporate, BIP or its Related Bodies Corporate or otherwise, unless any such decision, order, decree, application, action or investigation has been satisfactorily disposed of or is otherwise no longer effective or enforceable, by the end of the Offer Period;

BIDDER’S STATEMENT 83 (i) (change in law) there is no change in law which: (i) restrains or prohibits (or if granted could restrain or prohibit), or otherwise materially adversely impacts on, the making of the Offer or the completion of any transaction contemplated by the Offer (whether subject to conditions or not) or the rights of BIP in respect of Prime and the Prime Securities to be acquired under the Offer; or (ii) requires the divestiture by BIP or BIP IV of any Prime Securities, or the divestiture of any assets of Prime or its Related Bodies Corporate, BIP or its Related Bodies Corporate or otherwise; (j) (breach of agreements) after the Announcement Date and before the end of the Offer Period, none of Prime or its Subsidiaries either by act or omission breaches or threatens to breach or a third party gives notice that they have breached any provision of any agreement or other instrument to which Prime or any Subsidiary of Prime is a party, or by or to which Prime or any Subsidiary of Prime or any of its assets may be bound or be subject, which results, or could result, to an extent which is materially adverse in the context of Prime or Prime and its Subsidiaries taken as a whole, in: (i) any monies borrowed by Prime or any Subsidiary of Prime being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or other instrument; (ii) any such agreement or other instrument being terminated or modified or any action being taken or arising thereunder; (iii) the interest of Prime or any Subsidiary of Prime in any firm, joint venture, trust, corporation or other entity (or any arrangements relating to such interest) being terminated or modified; or (iv) the business of Prime or any Subsidiary of Prime with any other person being adversely affected; (k) (Prime approvals) between the Announcement Date and the end of the Offer Period, all material approvals, licences, permits, consents, notifications, declarations or other authorisation required for the lawful operation of the business (including the occupation or use of any land and the conduct of any enterprise on or in connection with any land) conducted by Prime or any Subsidiary of Prime remain in force (including by renewal); (l) (Prime Board’s recommendation) the Prime Board not withdrawing its recommendation to Prime Securityholders of the Offer; (m) (BIP Securityholder approval) BIP Securityholders approving the issue of BIP Interests for the purposes of providing consideration for the Offer; (n) (Listing approval) that the issuance of the New BIP Interests pursuant to the terms of the Offer has been approved by the TSX and the NYSE and that such New BIP Interests have received listing approval from each of the TSX and NYSE subject to customary conditions; (o) (Independent Expert) the Independent Expert does not, during the Offer Period, change its opinion that the Offer is fair and reasonable to an opinion that the Offer is not fair and reasonable; and (p) (ASIC relief) ASIC grants the relief necessary for the operation of the Ineligible Foreign Securityholder Facility in a manner set out in clause 6.3 of the Offer Terms. The above conditions are conditions subsequent and do not prevent a contract resulting from acceptance of the Offer from coming into effect but any breach or non-fulfilment of them entitles BIP to rescind any contracts resulting from acceptance of the Offer.

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CORPORATE DIRECTORY Brookfield Infrastructure Partners L.P. Brookfield Infrastructure Partners Limited Business address 7 Reid Street 4th Floor Hamilton, H0 11, Bermuda Directors of Brookfield Infratsructure Partners Limited Derek Pannell Alex Erskine Jonathan Hagger Arthur Jacobson, Jr Anne Schaumburg Danesh Varma James Wallace Management of Brookfield Infrastructure Jeffrey Blidner Samuel Pollock John Stinebaugh Website Address www.brookfieldinfrastructure.com

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION If you are in any doubt about how to deal with this document, you should contact your broker, financial adviser or legal adviser immediately. PRIME INFRASTRUCTURE Target’s Statement Prime Infrastructure Holdings Ltd (ABN 61 100 364 234) Prime Infrastructure RE Ltd (ABN 67 099 717 638) as responsible entity of Prime Infrastructure Trust (ARSN 100 375 479) and Prime Infrastructure Trust 2 (ARSN 108 288 204) This Target’s Statement has been issued in response to the off market takeover bid made by Brookfield Infrastructure Partners L.P., through its general partner, Brookfield Infrastructure Partners Limited, for all of your securities in Prime Infrastructure Group. Your independent Prime Directors unanimously recommend that you accept the takeover offer, in the absence of a Superior Proposal. The independent Prime Directors maintain this recommendation even if the Schemes are unsuccessful. However, they also believe that the Schemes proposed by BIP will, if approved, provide a better outcome for Prime Securityholders than the takeover offer and accordingly recommend that you also vote in favour of the Schemes, in the absence of a Superior Proposal.

Important notices Nature of this document This document is a Target’s Statement issued by Prime Infrastructure Group, which consists of Prime Infrastructure Holdings Ltd (ABN 61 100 364 234) and Prime Infrastructure Trust (ARSN 100 375 479) and Prime Infrastructure Trust 2 (ARSN 108 288 204) (of each of which Prime Infrastructure RE Ltd (ABN 67 099 717 638) is the responsible entity) under Part 6.5 Division 3 of the Corporations Act in response to the off-market takeover bid made by Brookfield Infrastructure Partners L.P., through its general partner, Brookfield Infrastructure Partners Limited, for all the Prime Securities. A copy of this Target’s Statement was lodged with ASIC and given to BIP and ASX on 27 September 2010. Neither ASIC nor ASX nor any of their respective officers take any responsibility for the content of this Target’s Statement. Prime Securityholder information Prime has established a securityholder information line which Prime Securityholders may call if they have any queries in relation to the Offer. The telephone number for the Prime Information Line is 1800 267 994 (within Australia) or +61 2 8280 7616 (outside Australia) between 8.30am and 5.30pm (Sydney time) Monday to Friday. Further information relating to BIP’s Offer can be obtained from Prime’s website at www.primeinfrastructure.com. Defined terms A number of defined terms are used in this Target’s Statement. These terms are explained in Section 10 of this Target’s Statement. In addition, unless the contrary intention appears or the context requires otherwise, words and phrases used in the Corporations Act have the same meaning and interpretation as in the Corporations Act. No account of personal circumstances This Target’s Statement does not take into account your individual objectives, financial situation or particular needs. It does not contain personal advice. Your Prime Directors encourage you to seek independent financial and taxation advice before making a decision as to whether or not to accept the Offer. Disclaimer as to forward looking statements This Target’s Statement contains or incorporates by reference both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. All forward-looking statements in or incorporated by reference in this Target’s Statement reflect views only as at the date of this Target’s Statement, and generally may be identified by the use of forward-looking words such as “believe”, “aim”, “expect”, “anticipate”, “intending”, “foreseeing”, “likely”, “should”, “planned”, “may”, “estimate”, “potential” or other similar words. Similarly, statements that describe Prime’s or Brookfield Infrastructure’s (or any of their Affiliates’) objectives, plans, goals or expectations are or may be forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from the anticipated results, performance or achievements, expressed, projected or implied by these forward-looking statements. Those risks and uncertainties include factors and risks specific to the industries in which Prime, Brookfield Infrastructure and the Brookfield Infrastructure Merged Group and their respective Affiliates operate as well as general economic conditions, prevailing exchange rates and interest rates and conditions in the financial markets. As a result, the actual results of operations and earnings of Prime and the Brookfield Infrastructure Merged Group following implementation of the Offer, as well as the actual advantages of the Offer, may differ significantly from those that are anticipated in respect of timing, amount or nature and may never be achieved. Prime Securityholders should note that the historical financial performance of Prime and Brookfield Infrastructure (and their Affiliates) is no assurance of the future financial performance of Prime, Brookfield Infrastructure or the Brookfield Infrastructure Merged Group (or any of their Affiliates) (whether the Offer proceeds or not). The forward-looking statements included in or incorporated by reference in this Target’s Statement are made only as of the date of this Target’s Statement. None of Prime, Brookfield Infrastructure, the Brookfield Infrastructure Merged Group or their respective Affiliates, or their officers or any persons named in this Target’s Statement with their consent or any person involved in the preparation of this Target’s Statement, makes any representation or warranty (express or implied) as to the likelihood of fulfilment of any forward-looking statement, or any events or results expressed or implied in any forward-looking statement, except to the extent required by law. You are cautioned not to place undue reliance on any forward-looking statement. You should review carefully all of the information in this Target’s Statement. Sections 1.1 and 1.2 set out some of the advantages and disadvantages of the Offer. Subject to any continuing obligations under relevant laws or the listing rules of a relevant exchange, Prime, the BIP General Partner, the Brookfield Infrastructure Merged Group and their respective Affiliates do not give any undertaking to update or revise any such statements after the date of this Target’s Statement, to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based. Disclaimer as to information The information in this Target’s Statement concerning BIP, Brookfield Infrastructure and the Brookfield Infrastructure Merged Group, and their assets and liabilities, financial position and performance, profits and losses and prospects, has been provided by BIP and has not been independently verified by Prime. Accordingly Prime does not, subject to the Corporations Act, make any representation or warranty, express or implied, as to the accuracy or completeness of such information. Foreign jurisdictions The release, publication or distribution of this Target’s Statement in jurisdictions other than Australia may be restricted by law or regulation in such other jurisdictions and persons who come into possession of it should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable laws or regulations. This Target’s Statement has been prepared in accordance with Australian law and the information contained in this Target’s Statement may not be the same as that which would have been disclosed if this Target’s Statement had been prepared in accordance with laws and regulations outside Australia. Privacy Prime has collected your information from the Register for the purpose of providing you with this Target’s Statement. Such information may include the name, contact details and securityholdings of Prime Securityholders. Without this information, Prime would be hindered in its ability to issue this Target’s Statement. The Corporations Act requires the name and address of securityholders and option holders to be held in a public register. Personal information of the type described above may be disclosed to Prime, Brookfield Infrastructure and BIP and their registries, print and mail and other service providers, authorised securities brokers, Related Bodies Corporate and Affiliates of Prime and BIP, and may be required to be disclosed to regulators, such as ASIC. Prime Securityholders have certain rights to access personal information that has been collected. Prime Securityholders should contact the Prime Registry in the first instance, if they wish to access their personal information. Prime Securityholders who appoint a named person to act as their proxy, attorney or corporate representative should ensure that they inform that person of these matters. Photographs and diagrams Photographs and diagrams in this Target’s Statement may not depict assets or equipment owned or used by Prime or Brookfield Infrastructure. Diagrams used in this Target’s Statement are illustrative only and may not be drawn to scale. Unless otherwise stated, all data contained in charts, graphs, diagrams and tables is based on information available at the date of this Target’s Statement.

TARGET’S STATEMENT 1 Important dates Date of this Target’s Statement Monday, 27 September 2010 Date of the Offer Monday, 4 October 2010 Scheme Meetings Thursday, 4 November 2010 If the Schemes are approved by Prime Securityholders and by the Court, a condition of the Offer will not be satisfied and Prime will instead be acquired by BIP under the Schemes Second Court Date for approval of the Monday, 15 November 2010 Company Scheme If the Schemes are approved by Prime Securityholders and by the Court, a condition of the Offer will not be satisfied and Prime will instead be acquired by BIP under the Schemes Date for announcing if Offer has become Wednesday, 17 November 2010 unconditional Close of the Offer Period (unless the Offer is 7.00pm Sydney time on Thursday, 25 November 2010 extended or withdrawn) Note: the Closing Date for the Offer may change as permitted by the Corporations Act. All dates following the date of the Scheme Meetings are indicative only and, among other things, are subject to the time at which the Offer Conditions are satisfied or waived (if applicable), and to all necessary approvals from the Court and other Regulatory Authorities. Any changes to the above timetable will be announced through ASX and notified on Prime’s website at www.primeinfrastructure.com. All references to time in this Target’s Statement are references to Sydney time unless otherwise stated. Any obligation to do an act by a specified time in an Australian time zone must be done at the corresponding time in any other jurisdiction. Contents Important dates 1 Letter from Chairman of Prime 2 Sections 1 Why you should accept the Offer and reasons why you may consider not accepting the Offer 5 2 Questions and answers 10 3 Directors’ recommendation 13 4 Important matters for Prime Securityholders to consider 15 5 Your choices as a Prime Securityholder 19 6 Key features of the Offer 20 7 Directors’ interests 22 8 Taxation consequences 23 9 Additional information 37 10 Glossary and interpretation 39 11 Authorisation 46 Corporate directory 47

2 PRIME INFRASTRUCTURE Letter from Chairman of Prime 27 September 2010 Dear Prime Securityholder On 23 August 2010, Prime announced a proposal to merge with Brookfield Infrastructure Partners L.P. (BIP) to create a leading global infrastructure company. While the merger is proposed to occur by way of the Schemes, BIP is making a concurrent takeover offer for Prime Securities, subject to the Schemes not proceeding. BIP has made the Offer to ensure that Prime Securityholders are able to obtain the scrip consideration offered as Scheme Consideration, regardless of the outcomes of the Schemes. Under the terms of the Offer, Prime Securityholders will receive 0.24 New BIP Interests for each Prime Security held, representing a value of A$4.60 per Prime Security, based on security prices and exchange rates at the time of announcement.1 BIP’s sole material asset is its 59% limited partnership interest in BILP which, together with its Subsidiaries, own and operate a high quality portfolio of utilities, fee for service and timber assets in North and South America, Australasia and Europe. Brookfield controls and manages BIP and BILP. BIP is a Bermudan partnership which is listed on the Toronto and New York stock exchanges and has a market capitalisation of approximately A$2.1 billion.(2) BILP, which is also a Bermudan partnership, is Prime’s largest securityholder with a current securityholding of 39.9% . More detailed information on BIP, BILP and Brookfield Infrastructure is set out in the Bidder’s Statement. The independent Prime Directors believe that a combination of Brookfield Infrastructure Partners L.P. and Prime offers Prime Securityholders an opportunity to invest in a stronger global group with increased access to capital due to the combined business’ greater market capitalisation and sponsorship from Brookfield, including BILP’s third party credit facility of US$500 million (recently increased from US$400 million) and Prime’s new credit facility of the U.S. equivalent of A$300 million which Brookfield Infrastructure has agreed to provide to Prime. As a result, the combined business will have a better opportunity to exploit appropriate growth prospects. These growth prospects include the expansions and upgrades described in Section 4.9(f)(2) of the Scheme Booklet under WestNet Rail and DBCT Expansion. The offer of 0.24 BIP Interests for each Prime Security reflects the following premium to the market value of Prime Securities prior to the announcement: a 28% premium to the closing price of Prime Securities on 20 August 2010 (the last trading day prior to the announcement);3 a 28% premium to the 5-trading day volume weighted average price of Prime Securities up to 20 August 2010;4 and a 32% premium to the 30-trading day volume weighted average price of Prime Securities up to 20 August 2010.5 The volume weighted average value of the consideration over the period from announcement on 23 August 2010 to 17 September 2010 (based on the sale prices of BIP Interests sold on NYSE over that period converted to A$ at the average exchange rate over the period) was A$4.62.6 Prime Securityholders on the Register at 30 September 2010 will also be entitled to a distribution of 7.5 Australian cents per Prime Security in respect of the quarter ended 30 September 2010. Recommendation The independent Prime Directors unanimously recommend that you accept the Offer, in the absence of a Superior Proposal. The independent Prime Directors maintain this recommendation even if the Schemes are unsuccessful. The deadline for acceptance under the Offer is 7.00pm on Thursday, 25 November 2010. However, they also believe that the Schemes proposed by BIP will, if approved, provide a better outcome for Prime Securityholders than the takeover offer and accordingly recommend that you also vote in favour of the Schemes, in the absence of a Superior Proposal. Further detail on the recommendations of the independent Prime Directors, and the matters considered by the independent Prime Directors in forming their recommendations, is set out in Section 3.4 of this Target’s Statement.

TARGET’S STATEMENT 3 Independent Expert’s Report The independent Prime Directors commissioned Grant Samuel to prepare an Independent Expert’s Report on whether the transaction contemplated by the Schemes and the Offer is fair and reasonable to, and in the best interests of, Prime Securityholders. The Independent Expert has concluded that the transaction contemplated by the Schemes and the Offer is fair and reasonable to, and in the best interests of, Prime Securityholders, in the absence of a Superior Proposal. The Independent Expert has estimated the full underlying value of Prime to be in the range of A$4.36 to A$5.47 per Prime Security and assessed the value for the New BIP Interests to be offered as consideration to be in the range of A$4.36-4.62 (based on an estimated value for BIP Interests of US$17.00 -18.00 and the closing A$/US$ exchange rate on 17 September 2010 of A$1 = US$0.9359) . As the Offer consideration consists of New BIP Interests, or cash to be converted from US dollars to Australian dollars in the case of the Ineligible Foreign Securityholder Facility, movements in the trading price of BIP Interests or the A$/US$ exchange rate could result in the value of the Offer consideration falling outside the Independent Expert’s valuation range for Prime. For the reasons set out in the Independent Expert’s Report, the Independent Expert considers that unless there were sustained material adverse movements in the trading price of BIP Interests or exchange rates, it is likely that even if the transaction contemplated by the Schemes and the Offer was not fair it would still be reasonable and, accordingly, would continue to be in the best interests of Prime Securityholders. Prime Securityholders may wish to consider their position in relation to the Offer having regard to the above. If there are material developments and the independent Prime Directors consider it appropriate to do so, they will instruct the Independent Expert to review its opinion, potentially in the week commencing 1 November 2010. The result of this review would be made available on ASX and on Prime’s website at www.primeinfrastructure.com. Ineligible Foreign Securityholders and U.S. Prime Securityholders Ineligible Foreign Securityholders will receive cash instead of the New BIP Interests which they would otherwise be entitled to receive, through the Ineligible Foreign Securityholder Facility. This Ineligible Foreign Securityholder Facility is described in more detail in Section 6 of the Bidder’s Statement. Prime Securityholders in the U.S. that are eligible to receive New BIP Interests should note that they will be subject to limitations on their ability to sell them, as described in more detail in the ‘Frequently asked questions’ Section of the Bidder’s Statement7. Liquidity Facility Due to regulatory restrictions, the Liquidity Facility, which forms part of the terms of the Schemes, is not available under the Offer. This Liquidity Facility is described in more detail in the Scheme Booklet. Conditions As noted above, in the event that the Schemes are implemented, the Offer will not proceed. The Offer is subject to a number of other conditions, which include approvals of third parties, which are discussed in more detail in Section 6.2. The Offer is not subject to any minimum acceptance threshold. Key risks There are a number of risks associated with accepting the Offer and investing in BIP Interests. These include movements in the market price of BIP Interests and the Australian dollar:US dollar exchange rate, the fact BIP is externally managed by Affiliates of Brookfield (and that BIP Securityholders have only limited rights in connection with BIP’s activities), the fact conflicts of interest may arise between BIP and BIP Securityholders on the one hand, and Brookfield on the other hand, other differences between the rights attaching to Prime Securities and BIP Interests, the tax treatment of the Offer consideration and a range of operational risks associated with the businesses of Prime, BIP and the Brookfield Infrastructure Merged Group. See Sections 2.5, 2.6, 2.8, 3.5, 4.11, 5.9, 7 and 10 of the Scheme Booklet for further detail. Information about the Schemes For further information about the Schemes, including key dates, please refer to the Scheme Booklet, which is being sent to Prime Securityholders with this Target’s Statement.

4 PRIME INFRASTRUCTURE Letter from Chairman of Prime (continued) Your choices As a Prime Securityholder, you have three choices currently available to you in relation to the Offer, being (i) to accept the Offer, (ii) sell your Prime securities on market or (iii) do nothing. See Section 5 for further details. Irrespective of the action you take in respect of the Offer, you may still vote on the resolutions to be considered at the Scheme Meetings. Important details of the Offer and the steps associated with it are set out in this Target’s Statement, and I urge you to read it carefully. If you have any questions, please contact the Prime Information Line between 8.30am and 5.30pm (Sydney time) Monday to Friday on 1800 267 994 (within Australia) or +61 2 8280 7616 (outside Australia). Alternatively, contact your financial, legal, taxation or other professional adviser. On behalf of the Prime Board, I would like to take this opportunity to thank you for your support of Prime. Chairman Hon Dr David Hamill, AM Prime Infrastructure Group 1. Based on the closing price of Prime Securities and BIP Interests on 20 August 2010 and an exchange rate of US$0.8939 per AUD. 2. Based on the closing price of BIP Interests on 17 September 2010 and an Australian dollar:US dollar exchange rate of 0.9359 and calculated on a fully-diluted basis (assuming that Redeemable Partnership Units are exchanged for BIP Interests in the manner set out in Section 5.8(a) of the Scheme Booklet). For comparison, Prime’s market capitalisation on 17 September 2010 was approximately A$1.6 billion, and its market capitalisation immediately prior to the announcement of the proposed transaction was approximately A$1.3 billion. 3. Based on the closing price of Prime Securities and BIP Interests on 20 August 2010 and an exchange rate of US$0.8939 per AUD. 4. Based on the 5-trading day volume weighted average price of Prime Securities and BIP Interests to 20 August 2010 and the average exchange rate over the period of US$0.8977 per AUD. 5. Based on the 30-trading day volume weighted average price of Prime Securities and BIP Interests to 20 August 2010 and the average exchange rate over the period of US$0.8967 per AUD. 6. The value of the Offer consideration on 17 September 2010 was A$4.80 per Prime Security, based on the closing price for BIP Interests on NYSE on that date and the Australian dollar:US dollar exchange rate on that date of US$0.9359. 7. An investor with an address, as shown in the Register, in the United States (or who BIP has reasonable grounds to believe is holding Prime Securities for the benefit of a person whose address is in the United States) but is not, in BIP’s opinion an institutional “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act of 1933, as amended (who would be an Eligible Prime Securityholder for the purposes of the Schemes) would be ineligible to receive BIP Interests issued under the Offer. BIP Interests issued to such institutional “accredited investors” in the United States will be “restricted securities” as defined in Rule 144(a)(3) under the U.S. Securities Act of 1933, as amended, and may not be sold and otherwise transferred in the United States unless registered under such Act or pursuant to a transaction exempt from such registration requirements. In this regard, however, BIP intends to file a resale registration statement with the SEC to cover the resale of BIP Interests issued to U.S. institutional “accredited investors” in connection with the Offer, the effect of which will be to remove these selling restrictions, and to ensure that this registration statement is effective on or about the date the Offer closes.

TARGET’S STATEMENT Section 1. Why you should accept the Offer and reasons why you may consider not accepting the Offer The Offer has a number of advantages, disadvantages and risks, which may affect Prime Securityholders in different ways depending on their individual circumstances. Prime Securityholders should consider seeking professional advice on their particular circumstances, as appropriate. 1.1 Why you should accept the Offer (a) Independent Prime Directors’ opinion The independent Prime Directors have unanimously formed the conclusion that the Offer is in the best interests of Prime Securityholders and recommend that Prime Securityholders (other than the Excluded Securityholder) accept the Offer, in the absence of a Superior Proposal. The independent Prime Directors maintain this recommendation even if the Schemes are unsuccessful. However, they also believe that the Schemes proposed by BIP will, if approved, provide a better outcome for Prime Securityholders than the Offer and accordingly recommend that you also vote in favour of the Schemes, in the absence of a Superior Proposal. (b) Independent Expert’s opinion The Independent Expert, Grant Samuel, has concluded that the transaction contemplated by the Schemes and the Offer is fair and reasonable to, and in the best interests of, Prime Securityholders, in the absence of a Superior Proposal.1 The Independent Expert’s Report is set out in Annexure A to the Scheme Booklet, a copy of which accompanies this Target’s Statement. (c) Premium of 28% to pre-announcement trading2 The offer of 0.24 BIP Interests for each Prime Security reflects the following premium to the market value of Prime Securities prior to the announcement: a 28% premium to the closing price of Prime Securities on 20 August 2010 (the last trading day prior to the announcement);3 a 28% premium to the 5-trading day volume weighted average price of Prime Securities up to 20 August 2010;4 and a 32% premium to the 30-trading day volume weighted average price of Prime Securities up to 20 August 2010.(5) The volume weighted average value of the consideration over the period from announcement on 23 August 2010 to 17 September 2010 (based on the sale prices of BIP Interests sold on NYSE over that period converted to A$ at the average exchange rate over the period) was A$4.62.6 (d) Prime Securityholders have the opportunity to receive interests in the Brookfield Infrastructure Merged Group The independent Prime Directors believe that receiving BIP Interests provides Prime Securityholders an opportunity to participate in a stronger global group with increased access to capital due to the combined business’ greater market capitalisation and sponsorship from Brookfield, including BILP’s third party credit facility of US$500 million (recently increased from US$400 million) and Prime’s new credit facility of the U.S. equivalent of A$300 million which Brookfield Infrastructure has agreed to provide to Prime. As a result, the combined business will have 1. The Independent Expert has estimated the full underlying value of Prime to be in the range of A$4.36 to A$5.47 per Prime Security, and assessed the value for the New BIP Interests offered as consideration to be in the range of A$4.36 -4.62 (based on an estimated value for BIP Interests of US$17.00 -18.00 and the closing A$/US$ exchange rate on 17 September 2010 of A$1 = US$0.9359). Movements in the trading price of BIP Interests or the A$/US$ exchange rate could result in the value of the Offer consideration falling outside the Independent Expert’s valuation range for Prime. For the reasons set out in the Independent Expert’s Report, the Independent Expert considers that unless there were sustained material adverse movements in the trading price of BIP Interests or exchange rates, it is likely that even if the transaction contemplated by the Schemes and the Offer was not fair, it would still be reasonable and, accordingly, would continue to be in the best interests of Prime Securityholders. If there are material developments and the independent Prime Directors consider it appropriate to do so, they will instruct the Independent Expert to review its opinion, potentially in the week commencing 1 November 2010. The result of this review would be made available on ASX and on Prime’s website at www.primeinfrastructure.com. 2. Based on the closing price of Prime Securities and BIP Interests on 20 August 2010 and an exchange rate of US$0.8939 per AUD. 3. Based on the closing price of Prime Securities and BIP Interests on 20 August 2010 and an exchange rate of US$0.8939 per AUD. 4. Based on the 5-trading day volume weighted average price of Prime Securities and BIP Interests to 20 August 2010 and the average exchange rate over the period of US$0.8977 per AUD. 5. Based on the 30-trading day volume weighted average price of Prime Securities and BIP Interests to 20 August 2010 and the average exchange rate over the period of US$0.8967 per AUD. 6. The value of the Scheme Consideration on 17 September 2010 was A$4.80 per Prime Security, based on the closing price for BIP Interests on NYSE on that date and the Australian dollar: US dollar exchange rate on that date of US$0.9359.

6 PRIME INFRASTRUCTURE SECTION 1 Why you should accept the Offer and reasons why you may consider not accepting the Offer a better opportunity to exploit appropriate growth prospects. These growth prospects include expansions and upgrades described in Section 4.9(f)(2) of the Scheme Booklet under WestNet Rail and DBCT Expansion. See the Bidder’s Statement for further information on the Brookfield Infrastructure Merged Group. Following completion of the Offer, BIP has indicated that it plans to increase its target annual distribution in calendar 2011 to US$1.24 per BIP Interest (an increase of 13%), subject to board approval and based on business conditions at that time. Based on the exchange rate as at 20 August 20101 and the exchange ratio of 0.24 BIP Interests to a Prime Security, this would translate to an equivalent annual distribution to Prime Securityholders who receive New BIP Interests of A$0.33, an effective 10% increase in the current annualised quarterly distribution per Prime Security. See the Bidder’s Statement for further information on the Brookfield Infrastructure Merged Group and the targeted increase in BIP’s distribution and the assumptions on which it is based. (e) No alternative proposal has emerged From the time of Prime’s announcement of the proposed Offer up to the date of this Target’s Statement, no alternative proposal has emerged. BIP (via its Affiliate, BIP IV) currently holds 39.9% of Prime Securities and any person seeking to put an alternative proposal would need to gain BIP’s support in order to acquire 100% of Prime. The Implementation Deed restricts Prime from soliciting alternative proposals or Competing Bids and restricts it from responding to unsolicited approaches (the no-shop and matching right provisions) unless not to respond would be in breach of fiduciary duties owed by a Prime Director or would otherwise be unlawful (see Section 9.8) . However, these restrictions do not in any way prevent or restrict a third party from making an alternative proposal. The independent Prime Directors believe that Prime’s agreement to the no-shop and matching right provisions of the Implementation Deed was appropriate on the basis that: they were part of the broader commercial negotiations between Prime and BIP that enabled the Offer and the Schemes to be presented to Prime Securityholders; they do not prevent the Prime Directors from considering an alternative proposal should one emerge; they do not include a break fee or similar arrangement, thereby ensuring that an alternative proposal is not disadvantaged by a requirement to bear such additional costs; and the market is fully informed and aware of the opportunity to submit an alternative proposal. In the absence of a Superior Proposal emerging prior to the close of the Offer, the independent Prime Directors consider the Offer to be in the best interests of Prime Securityholders. The independent Prime Directors maintain this recommendation even if the Schemes are unsuccessful. In the event that an alternative proposal emerges during the Offer Period, the independent Prime Directors will give careful consideration to the proposal and will advise securityholders accordingly. (f) Additional risks if you do not accept the Offer and BIP is not able to compulsorily acquire Prime following the Offer If the Schemes are not approved, Prime Securityholders who do not accept the Offer may face certain additional risks if acceptances under the Offer increase BIP’s interest in Prime to less than 90% (and therefore BIP is unable to move to compulsory acquisition of the residual Prime Securities): the market price of Prime Securities may fall in the absence of a further takeover offer from BIP; any acceptances BIP receives under the Offer will reduce liquidity in the trading of Prime Securities and this may result in further downward pressure on the Prime Security price and make it more difficult for Prime Securityholders to sell their Prime Securities; where BIP owns more than 50% of Prime but is unable to compulsorily acquire Prime, the BIP and Prime businesses will be subject to a number of additional costs that would otherwise be eliminated if the Schemes were implemented or if BIP achieved compulsory acquisition under the Offer, including an inability to fully integrate management teams, continuation of costs related to maintaining Prime’s listing and potential withholding tax on income from NGPL (as further described in the Scheme Booklet). However, these additional costs would also adversely affect a Prime Securityholder who accepts the Offer and receives BIP Interests unless BIP achieves compulsory acquisition under the Offer; and where BIP owns more than 50% of Prime and to the extent it is able to vote,2 BIP will Control any simple majority vote relating to Prime Securities which may result in a further discount being applied to the trading price. A number of possible implications related to forming part of a minority shareholding in Prime following the Offer are set out in Section 4.6. 1. US$0.8939 per AUD. 2. BIP may not be able to vote on certain resolutions proposed to Prime Securityholders as a result of the related party provisions in Chapter 2E and Part 5C.7 of the Corporations Act.

TARGET’S STATEMENT 1.2 Reasons why you may consider not accepting the Offer The Offer gives rise to certain potential disadvantages and risks that Prime Securityholders must consider in deciding whether or not to accept it. While the independent Prime Directors are of the opinion that these disadvantages are clearly outweighed by the Offer’s advantages and that accepting the Offer (and voting in favour of the Schemes) is in the best interests of Prime Securityholders, Prime Securityholders should consider their individual circumstances and make their own determination. A summary of the potential disadvantages associated with the Offer are as follows: (a) Prime Securityholders will lose the flexibility to deal with their Prime Securities While, as noted above, the independent Prime Directors are of the opinion that the advantages of accepting the Offer clearly outweigh the disadvantages of doing so, Prime Securityholders may wish to consider the timing of their acceptance of the Offer. The Offer can be accepted at any time up until 7.00pm Sydney time on Thursday, 25 November 2010 (unless extended or withdrawn). Prime Securityholders will lose the flexibility to deal with their Prime Securities in other ways (for example by on-market sale) once they accept the Offer. (b) No opportunity to receive cash for part of each holding of Prime Securities Unlike the position under the Schemes, the Offer does not include any Liquidity Facility allowing Eligible Prime Securityholders to receive cash in lieu of BIP Interests for a part of their holdings. This means that if they accept the Offer, or if their Prime Securities are compulsorily acquired under the Offer, they will receive New BIP Interests. Eligible Prime Securityholders who may, depending on the market price of Prime securities, prefer not to hold BIP Interests may consider selling their Prime Securities on the market rather than accepting the Offer. (c) Prime Securityholders will have a reduced interest in Prime Prime Securityholders who accept the Offer will transfer their Prime Securities to BIP in return for the Offer consideration. Consequently, Prime Securityholders who accept the Offer (other than Ineligible Foreign Securityholders) will only participate in future growth opportunities for Prime indirectly as securityholders in BIP (Ineligible Foreign Securityholders will not participate in such future growth opportunities at all). This will be a lesser proportionate interest than if they retained their Prime Securities. The Prime Securityholders’ proportionate interest in BIP and the Brookfield Infrastructure Merged Group’s assets, following the Offer (assuming BIP and its Affiliates control 100% of Prime and the Ineligible Foreign Securityholder Facility is not utilised at all), is set out in the “Maximum” column in the chart in Section 3.5(a) of the Scheme Booklet. However, there is no guarantee of future growth and/ or earnings due to operational and external factors and securityholders will be able to participate in the benefits of ownership of the Brookfield Infrastructure Merged Group as described in Section 4 of the Bidder’s Statement. (d) The Offer consideration involves some risks for Prime Securityholders Eligible Prime Securityholders should consider the impact of becoming a BIP Securityholder on their investment risk profile. Prime Securityholders are currently exposed to a number of risks relating to Prime’s business and an investment in Prime. Those risks are set out in Section 7.2(b) of the Scheme Booklet. In receiving the Offer consideration, Prime Securityholders will continue to be exposed to risks relating to Prime’s business. However, the relative importance of those risks may be either diminished or increased depending on the relative impact of those risks when the businesses of Prime and BIP are combined in the Brookfield Infrastructure Merged Group, and depending on BIP’s final percentage ownership of Prime (which will depend on the percentage of Offer acceptances). Existing risks relating to Prime’s business which will continue to be risks associated with an investment in the Brookfield Infrastructure Merged Group are set out in Sections 7.2(b), 7.2(c) and 7.3 of the Scheme Booklet and include regulatory risks, environmental risks, risks associated with ongoing disputes (such as, with certain state revenue authorities), native title risk, risks related to the refinancing of NGPL, the AET&D assets and the WestNet Rail Grain Lines, the risk that losses sustained will not be insured, the risk of labour disruptions, the risk of delays or failure to achieve benefits after acquiring businesses, risks of competition and risks of litigation and other disputes, including occupational health and safety claims. New risks associated with BIP’s business and an investment in the Brookfield Infrastructure Merged Group are set out in Section 7.2(a) of the Scheme Booklet and include risks associated with distributions, gearing levels, joint venture arrangements, governance structure, investing in Brookfield-sponsored partnerships and consortiums, influence of Brookfield and the Manager, conflicts of interest, the fiduciary duty owed by BIP GP Directors, operational risks, foreign exchange, integration of Prime, stamp duty associated with any transfer of Prime to BIP or an Affiliate of BIP (see Section 7.4(d) of the Scheme Booklet) and BIP’s status under the Investment Company Act. There is also the risk that a significant number of Prime Securityholders who receive BIP Interests issued to them under the Offer will seek to sell their BIP Interests, which may adversely impact the price of BIP Interests in the short term. (e) Fixed exchange ratio and exchange rate risk, and accordingly the value of the Offer consideration could fall outside the Independent Expert’s assessed value of Prime Under the Offer, Prime Securityholders are being offered 0.24 New BIP Interests for each Prime Security they hold. The cash amount to be paid to Ineligible Foreign Securityholders under the Ineligible Foreign Securityholder Facility and the value of the New BIP Interests to be issued as Offer consideration will vary in Australian dollar terms with changes in the value of BIP Interests and changes in the exchange rate.

8 PRIME INFRASTRUCTURE SECTION 1 Why you should accept the Offer and reasons why you may consider not accepting the Offer The impact of movements in the exchange rate and the trading price of BIP Interests on the Offer consideration is illustrated in the following table which also appears on page 91 of the Independent Expert’s Report: Proposal — Value of Consideration (A$)(1) Brookfield A$/US$ Exchange Rate unit price (US$) 0.97 0.96 0.95 0.94 0.93 0.92 0.91 0.90 0.89 0.88 0.87 17.00 4.21 4.25 4.29 4.34 4.39 4.43 4.48 4.53 4.58 4.64 4.69 17.02 4.21 4.26 4.30 4.35 4.39 4.44 4.49 4.54 4.59 4.64 4.70 (cash alternative) 17.10 4.23 4.28 4.32 4.37 4.41 4.46 4.51 4.56 4.61 4.66 4.72 17.20 4.26 4.30 4.35 4.39 4.44 4.49 4.54 4.59 4.64 4.69 4.74 17.30 4.28 4.33 4.37 4.42 4.46 4.51 4.56 4.61 4.67 4.72 4.77 17.40 4.31 4.35 4.40 4.44 4.49 4.54 4.59 4.64 4.69 4.75 4.80 17.50 4.33 4.38 4.42 4.47 4.52 4.57 4.62 4.67 4.72 4.77 4.83 17.60 4.35 4.40 4.45 4.49 4.54 4.59 4.64 4.69 4.75 4.80 4.86 17.70 4.38 4.43 4.47 4.52 4.57 4.62 4.67 4.72 4.77 4.83 4.88 17.80 4.40 4.45 4.50 4.54 4.59 4.64 4.69 4.75 4.80 4.85 4.91 17.90 4.43 4.48 4.52 4.57 4.62 4.67 4.72 4.77 4.83 4.88 4.94 18.00 4.45 4.50 4.55 4.60 4.65 4.70 4.75 4.80 4.88 4.91 4.97 BIP Interests are traded on the TSX and NYSE in Canadian and US dollars respectively. Going forward, changes to the A$ exchange rate will impact (positively or negatively) on their value in A$ terms. (f) Possible move to an externally-managed structure As part of the Recapitalisation undertaken in 2009, Prime internalised its management, a process by which the external manager was removed, and the management team became directly employed by Prime. As a result, Prime ceased paying management fees to the external manager, but instead incurred directly the costs of employing the management team. BIP is externally managed by Brookfield and, if acceptances received under the Offer permit BIP to move to 100% ownership of Prime, Prime would become part of the Brookfield Infrastructure Merged Group and would fall under the BIP management arrangements. Further details of the structure of BIP and its relationship with Brookfield are set out in Section 5 of the Scheme Booklet. Under its externally managed structure, BIP is required to pay, on a quarterly basis, a base management fee equal to 0.3125% (1.25% annually) of the market value of BIP to the Manager (as calculated under the Master Services Agreement) (refer to Section 11.10 of the Scheme Booklet). No fees are payable to the general partners of either BIP or BILP, however they are entitled to share in any distribution made by BIP or BILP, in proportion to their interest in each partnership. Additionally, BILP GP is entitled to receive incentive distributions which are calculated based on the amount by which quarterly distributions on the BIP Interests exceed specified target levels (refer to Section 11.9 of the Scheme Booklet). If the Schemes are not implemented and BIP receives acceptances under the Offer, which cause its interest in Prime to exceed 50%, BIP will have a majority securityholding in Prime and effectively control Prime, thereby reducing the ability of Prime Securityholders to influence the election of Prime Directors or decisions made by Prime in general meeting. (g) Possibility of an alternative proposal emerging Since the announcement of the proposed Schemes and the Offer on 23 August 2010, no alternative proposal has emerged. The independent Prime Directors consider that the Schemes and the Offer will provide greater benefits to Prime Securityholders than any other alternative currently available, including continuing as a stand-alone entity. However, if the Schemes do not proceed, it is possible that an alternative proposal could emerge that provides superior value to Prime Securityholders. The independent Prime Directors will keep securityholders informed of any such developments. BIP (via its Affiliate, BIP IV) currently holds 39.9% of Prime Securities and any person seeking to put an alternative proposal would need to gain BIP’s support in order to acquire 100% of Prime. 1. The highlighted cells in the table represent those combinations of BIP Interest prices and A$/US$ exchange rates at which the value of the Offer consideration falls below the Independent Expert’s valuation range for Prime.

TARGET’S STATEMENT 9 SECTION 1 Why you should accept the Offer and reasons why you may consider not accepting the Offer (h) Tax consequences for Prime Securityholders who accept the Offer There are likely to be tax consequences for Prime Securityholders who accept the Offer which may include tax payable on any gain on the disposal of Prime Securities, and a change in the tax treatment of future distributions received. Further information on the relevant tax consequences for Australian residents is included in Section 8 of this Target’s Statement. Prime Securityholders should seek their own professional advice regarding the individual tax consequences applicable to them.    (i) Additional risks if you accept the Offer and BIP is not able to compulsorily acquire Prime following the Offer If the Schemes are not approved, Prime Securityholders who accept the Offer may face certain additional risks if acceptances under the Offer increase BIP’s interest in Prime to less than 90% (and therefore BIP is unable to move to compulsory acquisition of the residual Prime Securities):(1) where BIP owns more than 50% of Prime but is unable to compulsorily acquire Prime, the BIP and Prime businesses will be subject to a number of additional costs that would otherwise be eliminated if the Schemes were implemented or if BIP achieved compulsory acquisition under the Offer, including an inability to integrate management teams, continuation of costs related to maintaining Prime’s listing and potential withholding tax on income from NGPL (as further described in the Scheme Booklet). However, these additional costs would also adversely affect a Prime Securityholder who does not accept the Offer and retains their Prime Securities; and where BIP owns more than 50% of Prime but less than 100%, BIP Securityholders will be indirectly exposed to the higher rate of U.S. withholding tax Prime will be required to pay on the income it receives from NGPL as described in Section 4.11(d)(5) of the Scheme Booklet.

PRIME INFRASTRUCTURE 10 Section 2.    Questions and answers This section answers some commonly asked questions about the Offer. It is not intended to address all relevant issues for Prime Securityholders. This section should be read together with all other parts of this Target’s Statement.   What is BIP’s Offer for BIP is offering 0.24 New BIP Interests for all Prime Securities, representing a my Prime Securities?   value of A$4.60 per Prime Security, based on security prices and exchange rates at the time of announcement.(1) Ineligible Foreign Securityholders will receive cash instead of the New BIP Interests which they would otherwise be entitled to receive, through the Ineligible Foreign Securityholder Facility.    The Offer is conditional on, among other things, the Schemes not becoming Effective. If the Schemes proceed, the Offer will lapse. What choices do As a Prime Securityholder, you have the following choices in respect of your I have as a Prime Prime Securities: Securityholder? accept the Offer; sell your Prime Securities on ASX (unless you have previously accepted the Offer and you have not validly withdrawn your acceptance); or do nothing.    There are several implications in relation to each of the above choices. A summary of these implications is set out in Section 5 of this Target’s Statement. What are the Each independent Prime Director recommends that you accept the Offer (in the independent absence of a Superior Proposal). The independent Prime Directors maintain this Prime Directors recommendation even if the Schemes are unsuccessful. recommending?   However, they also believe that the Schemes proposed by BIP will, if approved,    provide a better outcome for Prime Securityholders than the Offer and accordingly recommend that you also vote in favour of the Schemes, in the absence of a Superior Proposal. What is the opinion of The Independent Expert has concluded that the transaction contemplated by the Independent Expert?   the Schemes and the Offer is fair and reasonable to, and in the best interests of,    Prime Securityholders, in the absence of a Superior Proposal.(2)   1. Based on the closing price of Prime Securities and BIP Interests on 20 August 2010 and an exchange rate of US$0.8939 per AUD.    2. The Independent Expert has estimated the full underlying value of Prime to be in the range of A$4.36 to A$5.47 per Prime Security, and assessed the value for the New BIP Interests offered as consideration to be in the range of A$4.36-4.62 (based on an estimated value for BIP Interests of US$17.00-18.00 and the closing A$/US$ exchange rate on 17 September 2010 of A$1 = US$0.9359). Movements in the trading price of BIP Interests or the A$/US$ exchange rate could result in the value of the Offer consideration falling outside the Independent Expert’s valuation range for Prime. For the reasons set out in the Independent Expert’s Report, the Independent Expert considers that unless there were sustained material adverse movements in the trading price of BIP Interests or exchange rates, it is likely that even if the transaction contemplated by the Schemes and the Offer was not fair, it would still be reasonable and, accordingly, would continue to be in the best interests of Prime Securityholders. If there are material developments and the independent Prime Directors consider it appropriate to do so, they will instruct the Independent Expert to review its opinion, potentially in the week commencing 1 November 2010. The result of this review would be made available on ASX and on Prime’s website at www.primeinfrastructure.com.

TARGET'S STATEMENT 11

SECTION 2
Questions and answers

How do I accept the Offer?	Details of how to accept the Offer are set out under the caption "How to accept the Offer" in the Bidder's Statement.
What are the consequences of accepting the Offer now?	If you accept the Offer, unless withdrawal rights are available (see below), you will give up your right to sell your Prime Securities on ASX or otherwise deal with your Prime Securities while the Offer remains open.
If I accept the Offer, can I withdraw my acceptance?	You may only withdraw your acceptance if BIP varies the Offer in a way that postpones the time when BIP is required to satisfy its obligations by more than one month. (See Section 6.8 of this Target's Statement for further details.)
What happens if a Superior Proposal for Prime emerges?	If a Superior Proposal for Prime emerges, Prime Securityholders will be informed through an announcement to ASX. The independent Prime Directors will carefully reconsider the Offer and the Schemes and advise you of their recommendation. If you have already accepted the Offer at the time that a Superior Proposal emerges, you will be unable to accept the Superior Proposal unless the Offer lapses. Since the announcement of the proposed Schemes and the Offer on 23 August 2010, no alternative proposal has emerged. BIP (via its Affiliate, BIP IV) currently holds 39.9% of Prime Securities and any person seeking to put an alternative proposal would need to gain BIP's support in order to acquire 100% of Prime.
When does the Offer close?	The Offer is presently scheduled to close at 7.00pm Sydney time on Thursday, 25 November 2010, but the Offer Period can be extended in certain circumstances. (See Section 6.5 of this Target's Statement for details of the circumstances in which the Offer Period can be extended.)
What are the conditions to the Offer?	The Offer is conditional on the Schemes not becoming Effective and on a number of other matters summarised at Section 6.2 of this Target's Statement. The Offer will not be subject to any minimum acceptance threshold.
What happens if the conditions of the Offer are not satisfied or waived?	If the conditions are not satisfied or waived before the Offer closes, the Offer will lapse. You would then be free to deal with Prime Securities even if you had accepted the Offer.
What if the Schemes do not become Effective and I don't accept the Offer?	You will continue to hold your Prime Securities. With no minimum acceptance condition to the Offer, Brookfield Infrastructure will take up all Prime Securities tendered to it, subject to the satisfaction or waiver of the conditions to the Offer. Accordingly, it is expected that Brookfield Infrastructure will increase its securityholding in Prime and therefore you could form part of a minority securityholding in Prime. A number of possible implications related to forming part of a minority shareholding in Prime following the Offer are set out in Section 4.6. Such an outcome could create a less liquid market for your Prime Securities should you wish to sell them in the future. Also, Prime is advised that it may suffer increased U.S. withholding tax on income it receives from NGPL should BIP acquire more than 50% of Prime, as outlined in Section 4.6. Also, the market price of Prime Securities may well fall following the close of the Offer. Other possible risks associated with remaining a Prime Securityholder following the Offer are described in Sections 4.11 and 7 of the Scheme Booklet.

12 PRIME INFRASTRUCTURE

SECTION 2
Questions and answers

What is the Ineligible Foreign Securityholder Facility?

The Ineligible Foreign Securityholder Facility is facility that will be established to enable the payment of cash to Ineligible Foreign Securityholders.

Brookfield has provided the BIP Cash Contribution to support the Ineligible Foreign Securityholder Facility.

Provided that no more than the BIP Cash Contribution is taken up under the Ineligible Foreign Securityholder Facility, Ineligible Foreign Securityholders will receive a price for their Prime Securities equal to the VWAP of BIP Interests on the NYSE determined over the Ineligible Foreign Securityholder Facility VWAP Period.

In the event that the BIP Cash Contribution is insufficient to meet claims on the Ineligible Foreign Securityholder Facility, excess New BIP Interests that would otherwise have been issued to Ineligible Foreign Securityholders will be sold on the market and participants in the Ineligible Foreign Securityholder Facility will receive a blended price (for further detail see Section 6 of the Bidder's Statement).

Based on the current Register and the current market price of BIP Interests, it is expected that the amount of the Ineligible Foreign Securityholder Facility will not exceed the BIP Cash Contribution (although, see QA 2(b) under the caption "Frequently asked questions" in the Bidder's Statement for a worked example illustrating the amount that Ineligible Foreign Securityholders will receive if the BIP Cash Contribution is insufficient to meet claims under the Ineligible Foreign Securityholder Facility).

Amounts payable under the Ineligible Foreign Securityholder Facility will be converted from US dollars to Australian dollars on or prior to the Payment Date and the resulting Australian dollar amount will be paid on the Payment Date.

What if I am a Prime Securityholder in the United States?

If you are a Prime Securityholders in the U.S. and you are a institutional "accredited investor" within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act of 1933, as amended, you are eligible to receive New BIP Interests if you accept the Offer and you will be subject to limitations on your ability to sell them. See QA 2(e) under the caption "Frequently asked questions" in the Bidder's Statement for further details.

When will I be sent my consideration if I accept the Offer?

If you accept the Offer, you will have to wait a period of up to one month after the Offer becomes unconditional before you will be sent your consideration by BIP. Ineligible Foreign Securityholders will need to wait longer. See the information under the caption "Overview of the Offer" in the Bidder's Statement for further details.

Will I be able to sell the BIP Interests that I receive as consideration under the Offer?

BIP Interests are listed on the NYSE and TSX (under the symbols "BIP" and "BIP. UN", respectively). They are not listed on ASX. Accordingly, Prime Securityholders who acquire New BIP Interests under the Offer and who wish to trade their New BIP Interests on the open market must do so on the NYSE or TSX.[1] Such trades must be undertaken through a Broker entitled to trade on these exchanges. Prime Securityholders should check with their Broker. Many Australian Brokers are able to trade securities on the NYSE or TSX.

What are the tax implications of accepting the Offer?

A general outline of the tax implications of accepting the Offer is set out in Section 8 of this Target's Statement. Prime Securityholders who accept the Offer may be liable for CGT on the sale.

As the outline is a general outline only, Prime Securityholders are encouraged to seek their own specific professional advice as to the taxation implications applicable to their circumstances.

Is there a number that I can call if I have further queries in relation to the Offer?

If you have any further queries in relation to the Offer, you can call the Prime Information Line between 8.30am and 5.30pm (Sydney time) Monday to Friday on 1800 267 994 (within Australia) or +61 2 8280 7616 (outside Australia).

1. The Independent Expert notes that BIP Interests are not a "highly liquid stock". See sections 5.7 and 7.3 of the Independent Expert's Report for discussion on this point.

TARGET’S STATEMENT Section 3.    Directors’ recommendation 3.1 Summary of Offer The consideration being offered by BIP under its takeover bid is 0.24 New BIP Interests for each Prime Security (except those held by BIP IV). Ineligible Foreign Securityholders will receive cash instead of the New BIP Interests which they would otherwise be entitled to receive, through the Ineligible Foreign Securityholder Facility.    The Offer is conditional on, among other things, the Schemes not becoming Effective. If the Schemes proceed, the Offer will lapse. The other conditions to which the Offer is subject are summarised in Section 6.2 of this Target’s Statement.    3.2 Prime Directors As at the date of this Target’s Statement, the Prime Directors are: The Hon. Dr David Hamill, AM (Independent Chairman, Non-Executive Director)* Jeff Blidner (Deputy Chairman, Non-Executive Director)* Brian Kingston (Managing Director, Chief Executive Officer)** Leigh Hall AM (Independent Director)* Jeff Kendrew (Non-Executive Director)* Sam Pollock (Non-Executive Director)* James Sloman OAM (Independent Director)* Barry Upson (Independent Director)*  * Directors — PIHL and PIRE ** Director — PIHL only The biographies of the Prime Directors are set out in Section 4.5 of the Scheme Booklet 3.3 Independent Prime Directors’ recommendations After taking into account each of the matters in this Target’s Statement (including the Independent Expert’s Report) and in the Bidder’s Statement, each of your independent Prime Directors recommends that you accept the Offer (in the absence of a Superior Proposal)(1). The independent Prime Directors maintain this recommendation even if the Schemes are unsuccessful.    However, they also believe that the Schemes proposed by BIP will, if approved, provide a better outcome for Prime Securityholders than the Offer and accordingly recommend that you also vote in favour of the Schemes, in the absence of a Superior Proposal.    In considering whether to accept the Offer, your directors encourage you to:  read the whole of this Target’s Statement (including the Independent Expert’s Report contained in the accompanying Scheme Booklet) and the Bidder’s Statement; have regard to your individual risk profile, portfolio strategy, tax position and financial circumstances; consider the alternatives noted in Section 5 of this Target’s Statement; and obtain financial advice from your broker or financial adviser upon the Offer and obtain taxation advice on the effect of accepting the Offer.    1. And provided that the Independent Expert does not withdraw its opinion that the Schemes are in the best interests of, Prime Securityholders, in the absence of a Superior Proposal. If there are material developments and the independent Prime Directors consider it appropriate to do so, they will instruct the Independent Expert to review its opinion, potentially in the week commencing 1 November 2010. The result of this review would be made available on ASX and on Prime’s website at www.primeinfrastructure.com.

PRIME INFRASTRUCTURE SECTION 8 Taxation consequences 3.4 Your independent Prime Directors’ reasons for their recommendation The reasons for your independent Prime Directors’ recommendation are set out at Sections 1.1(b) to 1.1(e). The matters considered by the independent Prime Directors’ in making their recommendation are as follows: the reasons for the Prime Securityholders (other than the Excluded Securityholder) to accept the Offer, as set out in Sections 1.1(b) to 1.1(e); the potential disadvantages of the Offer, including those set out in Section 1 above; the risks associated with Prime’s business and the Brookfield Infrastructure Merged Group’s business, as set out in Sections 4.11 and 7 of the Scheme Booklet; and the report of the Independent Expert, which is set out in Annexure A of the Scheme Booklet.    3.5 Intentions of your directors in relation to the Offer Each Prime Director who has a Relevant Interest in Prime Securities, presently intends to accept the Offer in relation to those Prime Securities, in the absence of a Superior Proposal.    Details of the Relevant Interests of each Prime director in Prime Securities are set out in Section 7 of this Target’s Statement.    3.6 Non-independent Prime Directors The non-independent Prime Directors do not make any recommendation as they have a conflict of interest due to their association with BIP.

TARGET'S STATEMENT 15

Section 4.

Important matters for Prime Securityholders to consider

4.1 The Offer

BIP announced its intention to make its takeover bid for Prime on 23 August 2010. A summary of the Offer is contained in Section 6 of this Target's Statement.

BIP's Offer is open for acceptance until 7.00pm Sydney time on Thursday, 25 November 2010, unless it is extended or withdrawn (Sections 6.5 and 6.6 of this Target's Statement describe the circumstances in which BIP can extend or withdraw its Offer).

4.2 Information about Prime

(a) About Prime

Prime is a specialist infrastructure operator which owns and manages a portfolio of high quality infrastructure assets. Prime invests in businesses across two operating platforms based on their underlying economic drivers – Utilities and Fee for Service. Prime's portfolio of infrastructure assets is primarily in the energy and transport sectors and is located in Australasia, North America and Europe.

(b) Operating platforms

Utilities

DBCT 50.1%	One of the world's largest coal export terminals located in Queensland, Australia.
Powerco 42%[1]	Electricity and gas distribution in New Zealand.
IEG Connections 100%	"Last mile" electricity and natural gas connections business in the United Kingdom.

A description of the above Utilities businesses including key facts, key statistics and each asset's ownership structure can be found in Section 4.3 of the Scheme Booklet. That section also contains certain financial information (see Section 4.3(a) below), and details of the maturity profile of the debt facilities, for each of these assets.

Fee for Service

NGPL 26.4%	One of the largest integrated natural gas transport pipelines and storage systems in the United States.
WestNet Rail 100%	Below rail infrastructure in key markets in Western Australia.
IEG Distribution 100%	Portfolio of natural gas distribution businesses in Guernsey and Jersey and the Isle of Man.
Euroports 60%[2]	Diversified European port business.
Tas Gas 100%	Natural gas distributor and retailer in Tasmania, Australia.

A description of the above Fee for Services businesses including key facts, key statistics and each asset's ownership structure can be found in Section 4.4 of the Scheme Booklet. That section also contains certain financial information (see Section 4.3(a) below) for each of these assets and details of the maturity profile of the debt facilities for the NGPL, WestNet Rail, IEG Distribution and Euroports assets.

Prime announced on 23 August 2010 that it intends, subject to certain conditions, to make an in-specie distribution to Prime Securityholders of shares in AET&D Holdings. For further details, see Section 4.10 of the Scheme Booklet.

4.3 Prime financial information and capital structure

(a) Proportional consolidated financial information

Prime Securityholders should refer to Section 4.2 of the Scheme Booklet for selected actual and pro forma information for the year ended 31 December 2009 and the half year ended 30 June 2010, presented on a proportional consolidated basis. In addition:

- Section 4.3 of the Scheme Booklet contains proportional historical financial information for the year ended 31 December 2009 and the half year ended 30 June 2010, and historical funds from operations for the same periods for each of the Utility assets; and

1. Prime's ownership interest in Powerco is currently 42%, however there are circumstances in which Prime's 42% interest could be sold, or Prime could acquire a further 8% interest in the near term. Refer to Section 7.2(b)(3) of the Scheme Booklet for further detail.
2. Prime's ownership interest in Euroports is likely to be diluted to between 35% and 60%. It is likely that the eventual ownership will be at the lower end of this range.

Section 4.4 of the Scheme Booklet contains proportional historical financial information for the year ended 31 December 2009 and the half year ended 30 June 2010, and proportional historical funds from operations for the same periods for each of the Fee for Service assets.    The pro forma information on a proportional consolidated basis contained in the Scheme Booklet is for illustrative purposes to provide an indication of the proportional contribution to revenue, EBITDA, funds from operations (FFO) and adjusted funds from operations (AFFO) from Prime’s equity accounted investments, which under Australian Accounting Standards, are accounted for using the equity method. Prime defines FFO as EBITDA less net financing cash flows less net cash tax paid and then adjusts for non cash items included within EBITDA. Prime defines AFFO as FFO less maintenance capital expenditure. Prime’s definitions of FFO and AFFO ultimately have the meanings as the definitions adopted by Brookfield Infrastructure in Section 5.2(b) of the Scheme Booklet.    The proportional consolidated information is not provided as a substitute for the historical and pro forma financial information. Proportional consolidation is not consistent with the requirements of Australian Accounting Standards and is not consistent with the accounting principles underlying the historical and pro forma financial information. The proportional consolidated financial information represents the proportional share of the pro forma results of each asset and investment in which Prime has an interest.    (b) Historical and pro forma financial information   Prime Securityholders are directed to Section 4.9 of the Scheme Booklet. This section contains the historical and pro forma financial information of Prime as prepared by the Prime Directors. Annexure B to the Scheme Booklet contains an Investigating Accountants’ Report from Deloitte Touche Tohmatsu on this information.    Historical consolidated financial information referred to above is comprised of: the consolidated income statements for the year ended 31 December 2009 and the half year ended 30 June 2010; and the consolidated balance sheet at 30 June 2010,    (collectively, the Prime Financial Information).    Pro forma consolidated financial information referred to above is comprised of: the pro forma consolidated income statements for the year ended 31 December 2009 and the half year ended 30 June 2010; and the pro forma consolidated balance sheet at 30 June 2010,    (collectively, the Prime Pro forma Financial Information).    The Prime Financial Information and the Prime Pro forma Financial Information should be read in conjunction with the Investigating Accountants’ Report set out in Annexure B to the Scheme Booklet and the other information set out in this Target’s Statement and the Scheme Booklet.    (c) Management discussion and analysis Section 4.9 of the Scheme Booklet also contains management discussion and analysis for the pro forma information for the year ended 31 December 2009 and the half year ended 30 June 2010. For further management discussion and analysis with respect to the historical financial information presented, Prime Securityholders should refer to the annual reports of Prime for the years ended 30 June 2009 and 30 June 2010.    The Prime Directors are not in a position to provide forecast financial information on Prime following the Offer Period or following other Prime business initiatives as discussed in Section 4.9(f)(2) of the Scheme Booklet. Prime Securityholders should refer to Section 4.9(f)(2) of the Scheme Booklet for an indication of the Prime Directors’ views on the future prospects of the Prime portfolio. While the Prime Directors believe it is helpful to provide such an indication, it is noted that the future prospects of the Prime portfolio could be materially affected, positively or adversely, relative to these indications.    (d) Prime’s capital structure Equity As at the date of this Target’s Statement, there were 351,776,795 Prime Securities on issue.    A wholly owned Subsidiary of PIHL, PINNZ has issued SPARCS, which are a debt security that trade on NZX Limited and in some circumstances are convertible to Prime Securities. As at the date of this Target’s Statement, there are 119,005,156 SPARCS on issue. On 31 August 2010, PINNZ gave holders of SPARCS notice that it intends to redeem for cash all outstanding SPARCS on 17 November 2010. Following this redemption there will be no SPARCS on issue.    Corporate-level debt As at the date of this Target’s Statement, Prime’s corporate-level debt consisted of: the bonds issued by PINNZ under the trust deed, dated 17 October 2006 (NZ Bonds), which are first ranking secured bonds the aggregate principal amount of which is NZ$147.1 million; bank guarantees totalling A$1,317,572.85 for the account of PIHL issued by Australia and New Zealand Banking Group Limited under the Bank Guarantee Facility Agreement dated 9 February 2010 (ANZ Bank Guarantee Facility); and a facility (which is currently undrawn and is described further below) in the amount of the US dollar equivalent of A$300 million (New Corporate Facility) which has been provided by BIP Bermuda Holdings I Limited, a Bermuda limited company, to refinance the Prime Group’s previous A$300 million secured revolving corporate facility (Previous Corporate Facility).    Under the Implementation Deed, BIP agreed to provide or procure another Brookfield Entity or third party to provide to Prime by no later than the date offers are despatched to Prime Securityholders (or such other date as is agreed between Prime and BIP, each acting reasonably) a facility in the amount of the US dollar equivalent of A$300 million to refinance the Previous Corporate Facility.

TARGET'S STATEMENT 17

SECTION 4 Important matters for Prime Securityholders to consider

In compliance with this commitment, the New Corporate Facility was provided on 17 September 2010. The New Corporate Facility matures on 13 February 2013.

Prime Securityholders should refer to Section 4.7 of the Scheme Booklet for summaries of the terms of the NZ Bonds, the ANZ Bank Guarantee Facility and the New Corporate Facility (including details of the circumstances in which review events occur in the latter two facilities) and a description of the security granted by Prime in respect of these facilities.

4.4 Value of BIP's Offer

(a) Prime's security price history


Volume
PIH.AU
A$
Number of Prime Securities
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
Nov 09
Dec 09
Dec 09
Jan 10
Jan 10
Feb 10
Feb 10
Mar 10
Mar 10
Mar 10
Apr 10
Apr 10
May 10
May 10
Jun 10
Jun 10
Jul 10
Jul 10
Aug 10
Aug 10

(b) Details of Offer premium

The offer of 0.24 New BIP Interests for each Prime Security reflects the following premium to the market value of Prime Securities prior to the announcement:

- a 28% premium to the closing price of Prime Securities on 20 August 2010 (the last trading day prior to the announcement);[1]
- a 28% premium to the 5-trading day volume weighted average price of Prime Securities up to 20 August 2010;[2] and
- a 32% premium to the 30-trading day volume weighted average price of Prime Securities up to 20 August 2010.[3]

The volume weighted average value of the consideration over the period from announcement on 23 August 2010 to 17 September 2010 (based on the sale prices of BIP Interests sold on NYSE over that period converted to A$ at the average exchange rate over the period) was A$4.62.[4]

(c) Risks associated with scrip consideration

There are a number of risks associated with holding the securities constituting the consideration for the Offer, BIP Interests. These risks could impact on the price of and distributions arising from BIP Interests, many of which are beyond the control of the Brookfield Infrastructure Merged Group. See Sections 4.11 and 7 of the Scheme Booklet for further detail.

4.5 Independent Expert's Report

This Target's Statement is accompanied by the Scheme Booklet which includes a report by Grant Samuel (an independent expert not associated with either Prime or Brookfield Infrastructure) stating whether, in its opinion, the transaction contemplated by the Schemes and the Offer is fair and reasonable to, and in the best interests of, Prime Securityholders and giving reasons for forming that opinion.

Prime's directors recommend that you read the report, which is contained in Annexure A to the Scheme Booklet, in full.

Grant Samuel has concluded that the transaction contemplated by the Schemes and the Offer is fair and reasonable to, and in the best interests of, Prime Securityholders, in the absence of a Superior Proposal.[5]

1. Based on the closing price of Prime Securities and BIP Interests on 20 August 2010 and an exchange rate of US$0.8939 per AUD.
2. Based on the 5-trading day volume weighted average price of Prime Securities and BIP Interests to 20 August 2010 and the average exchange rate over the period of US$0.8977 per AUD.
3. Based on the 30-trading day volume weighted average price of Prime Securities and BIP Interests to 20 August 2010 and the average exchange rate over the period of US$0.8967 per AUD.
4. The value of the Offer consideration on 17 September 2010 was A$4.80 per Prime Security, based on the closing price for BIP Interests on NYSE on that date and the Australian dollar:US dollar exchange rate on that date of US$0.9359.
5. Movements in the trading price of BIP Interests or the A$/US$ exchange rate could result in the value of the Offer consideration falling outside the Independent Expert's valuation range for Prime. For the reasons set out in the Independent Expert's Report, the Independent Expert considers that unless there were sustained material adverse movements in the trading price of BIP Interests or exchange rates, it is likely that even if the transaction contemplated by the Schemes and the Offer was not fair, it would still be reasonable and, accordingly, would continue to be in the best interests of Prime Securityholders. If there are material developments and the independent Prime Directors consider it appropriate to do so, they will instruct the Independent Expert to review its opinion, potentially in the week commencing 1 November 2010. The result of this review would be made available on ASX and on Prime's website at www.primeinfrastructure.com.

The Independent Expert has estimated the full underlying value of Prime to be in the range of A$4.36 to A$5.47 per Prime Security and assessed the value for the New BIP Interests to be offered as consideration to be in the range of A$4.36 -4.62 (based on an estimated value for BIP Interests of US$17.00 -18.00 and the closing A$/ US$ exchange rate on 17 September 2010 of A$1 = US$0.9359) .    See the table in Section 1.2(e) which sets out the impact of movements in the exchange rate and the trading price of BIP Interests on the New BIP Interests to be issued as consideration under the Offer.    4.6 Minority ownership consequences If, following completion of the Offer, BIP owns more than 50% but less than 90% of the Prime Securities then, assuming all other conditions to the Offer are fulfilled or freed, BIP will have a majority securityholding in Prime.    Accordingly, securityholders who do not accept the Offer will become minority securityholders in Prime. This has a number of possible implications, including: Prime is advised that, in these circumstances, it may suffer increased U.S. withholding tax on income it receives from NGPL, as outlined in Section 4.11(d)(5) of the Scheme Booklet; Brookfield Infrastructure will be in a position to cast the majority of votes at a general meeting of Prime. This will enable it to control the composition of Prime’s board of directors and senior management, determine Prime’s distribution policy and control the strategic direction of the businesses of Prime and its subsidiaries; the Prime Security price may fall immediately following the end of the Offer Period and it is unlikely that Prime’s Security price will contain any takeover premium; liquidity of Prime Securities may be lower than at present; if the number of Prime Securityholders is less than that required by the ASX Listing Rules to maintain an ASX listing then Brookfield Infrastructure may seek to have Prime removed from the official list of the ASX. If this occurs, Prime Securities will not be able to be bought or sold on the ASX; future Prime distribution policy under the Control of Brookfield Infrastructure may vary significantly from current Prime distribution policy; some of the benefits of the merger of Brookfield Infrastructure and Prime referred to by BIP in the Bidder’s Statement may not be achieved; and if Brookfield Infrastructure holds 75% or more of the Prime Securities it will be able to pass a special resolution of Prime. This will enable Brookfield Infrastructure to, among other things, change Prime’s constitution.    Also see Section 4.11(d) of the Scheme Booklet, and Sections 1.1(f) and 1.2(i) above, for a discussion of the risks to Prime Securityholders associated with the Offer, but not the Schemes, proceeding.    4.7 Distribution issues for Prime Securityholders Prime Securityholders on the Register as at 30 September 2010 will be entitled to a distribution of 7.5 Australian cents per Prime Security in respect of the quarter ended 30 September 2010. This is so whether or not the Offer or the Schemes proceed. This distribution will be paid on or about Tuesday, 30 November 2010.    BIP expects to make a distribution to its holders of record on or about 30 November 2010, prior to the issue of New BIP Interests under the Offer. This distribution is expected to be paid on or about 31 December 2010. Prime Securityholders receiving New BIP Interests under the Offer will not receive this BIP distribution.    If BIP acquires your Prime Securities under the Offer and you are issued New BIP Interests, you will be entitled to any distributions made by BIP where the distribution record date falls after the issue date of the New BIP Interests and provided you continue to hold your New BIP Interests at the relevant date.    Historically Prime has paid distributions at the end of February, May, August and November in each year, whereas BIP has paid distributions one month later at the end of March, June, September and December in each year. The first BIP distribution in which New BIP Interests will participate is expected to occur on or about 31 March 2011. For details of the Prime distributions in the event that the Schemes do not become Effective, see QA.6 under the caption “Frequently asked questions” of the Bidder’s Statement.    See Section 6.4(e) of the Scheme Booklet for details regarding BIP’s distribution policy.    4.8 Taxation consequences of a change in control in Prime The taxation consequences of accepting the Offer depend on a number of factors and will vary depending on your particular circumstances. A general outline of the Australian taxation considerations of accepting the Offer are set out in Section 8 of this Target’s Statement.    You should carefully read and consider the taxation consequences of accepting the Offer. The outline provided in this Target’s Statement is of a general nature only and you should seek your own specific professional advice as to the taxation implications applicable to your circumstances.

TARGET’S STATEMENT Section 5.  Your choices as a Prime Securityholder The independent Prime Directors recommend that you accept the Offer, in the absence of a Superior Proposal. The independent Prime Directors maintain this recommendation even if the Schemes are unsuccessful.  However, they also believe that the Schemes proposed by BIP will, if approved, provide a better outcome for Prime Securityholders than the Offer and accordingly recommend that you also vote in favour of the Schemes, in the absence of a Superior Proposal.  As a Prime Securityholder you have three choices currently available to you in relation to the Offer:  (a) Accept the Offer Prime Securityholders may elect to accept the Offer. Details of the consideration that will be received by Prime Securityholders who accept the Offer are set out in Section 6.1 of this Target’s Statement and in the Bidder’s Statement.  Prime Securityholders who accept the Offer may be liable for CGT on the sale (see Section 8 of this Target’s Statement).  The Bidder’s Statement contains details of how to accept the Offer under the caption “How to accept the Offer”.  (b) Sell your Prime Securities on market During a takeover, securityholders of a target entity who have not already accepted the bidder’s offer can still sell their securities on market for cash.  The volume weighted average value of the consideration over the period from announcement on 23 August 2010 to 17 September 2010 (based on the sale prices of BIP Interests sold on NYSE over that period converted to A$ at the average exchange rate over the period) was A$4.62.  Prime Securityholders who sell their Prime Securities on market may be liable for CGT on the sale (see Section 8 of this Target’s Statement) and may incur a brokerage charge.  Prime Securityholders who wish to sell their Prime Securities on market should contact their broker for information on how to effect that sale.  (c) Do not accept the Offer or sell your Prime Securities on market Prime Securityholders who do not wish to accept the Offer or sell their Prime Securities on market should do nothing.  Prime Securityholders should note that if BIP and its associates have a Relevant Interest in at least 90% of the Prime Securities during or at the end of the Offer Period, BIP will be entitled to compulsorily acquire the Prime Securities that it does not already own (see Section 6.12 of this Target’s Statement for further details).  You may wish to consider your position having regard to the trading price of BIP Interests on the NYSE and the Australian dollar:US dollar exchange rate over time, and have regard to the impact of these factors on the value of the consideration for the Offer. If there are material developments and the independent Prime Directors consider it appropriate to do so, they will instruct the Independent Expert to review its opinion, potentially in the week commencing 1 November 2010. The result of this review would be made available on ASX and on Prime’s website at www.primeinfrastructure.com.  You should consider whether you may be in a more favourable position if you were: to sell your Prime Securities on market rather than accepting the Offer; or to receive your full entitlement of consideration for the Offer as New BIP Interests.  Irrespective of the action you take in respect of the Offer, you may still vote on the Resolutions to be considered at the Scheme Meetings.  The value of the Offer consideration on 17 September 2010 was A$4.80 per Prime Security, based on the closing price for BIP Interests on NYSE on that date and the Australian dollar:US dollar exchange rate on that date of US$0.9359.

Section 6. Key features of the Offer 6.1 Consideration payable to securityholders who accept the OfferThe consideration being offered by BIP under its takeover bid is 0.24 New BIP Interests for each Prime Security.  Ineligible Foreign Securityholders will receive cash instead of the New BIP Interests which they would otherwise be entitled to receive, through the Ineligible Foreign Securityholder Facility. See Section 6 of the Bidder’s Statement for further details on how the amount of cash to be paid to accepting Ineligible Foreign Securityholders is calculated.  6.2 Conditions to the OfferThe Offer is subject to a number of conditions, including the Schemes not becoming Effective. Those conditions are set out in full in Appendix 2 to the Bidder’s Statement.  6.3 Notice of Status of Conditions Section 7.6 of the Bidder’s Statement indicates that BIP will give a Notice of Status of Conditions to ASX and Prime on Wednesday, 17 November 2010.  BIP is required to set out in its Notice of Status of Conditions: whether the Offer is free of any or all of the conditions; whether, so far as BIP knows, any of the conditions have been fulfilled; and Brookfield Infrastructure’s voting power in Prime.  If the Offer Period is extended by a period before the time by which the Notice of Status of Conditions is to be given, the date for giving the Notice of Status of Conditions will be taken to be postponed for the same period. In the event of such an extension, BIP is required, as soon as practicable after the extension, to give a notice to the ASX and Prime that states the new date for the giving of the Notice of Status of Conditions.  6.4 Offer Period Unless BIP’s Offer is extended or withdrawn, it is open for acceptance until 7.00pm Sydney time on Thursday, 25 November 2010.  The circumstances in which BIP may extend or withdraw its Offer are set out in Section 6.5 and Section 6.6, respectively, of this Target’s Statement.  6.5 Extension of the Offer Period BIP may extend the Offer Period at any time before giving the Notice of Status of Conditions (referred to in Section 6.2 in this Target’s Statement) while the Offer is subject to conditions. However, if the Offer is unconditional (that is, all the conditions are fulfilled or freed), BIP may extend the Offer Period at any time before the end of the Offer Period whether or not it has already given the Notice of Status of Conditions.  In addition, there will be an automatic extension of the Offer Period if, within the last 7 days of the Offer Period: BIP improves the consideration offered under the Offer; or BIP’s voting power in Prime increases to more than 50%.  If either of these 2 events occurs within the last 7 days of the Offer Period, the Offer Period is automatically extended so that it ends 14 days after the relevant event occurs.  6.6 Withdrawal of Offer BIP may not withdraw the Offer if you have already accepted it. Before you accept the Offer, BIP may withdraw the Offer with the written consent of ASIC and subject to the conditions (if any) specified in such consent.  6.7 Effect of acceptance The effect of acceptance of the Offer is set out in Section 8 of Appendix 1 to the Bidder’s Statement. Prime Securityholders should read these provisions in full to understand the effect that acceptance will have on their ability to exercise the Rights attaching to their Prime Securities and the representations and warranties which they give by accepting of the Offer.  6.8 Your ability to withdraw your acceptance You only have limited rights to withdraw your acceptance of the Offer.  You may only withdraw your acceptance of the Offer if BIP varies the Offer in a way that postpones, for more than one month, the time when BIP needs to meet its obligations under the Offer. This will occur if BIP extends the Offer Period by more than one month and the Offer is still subject to conditions.

6.9 When you will receive your consideration if you accept the Offer In the usual case, you will be issued your consideration on or before the later of: one month after the date the Offer becomes or is declared unconditional; and one month after the date you accept the Offer if the Offer is, at the time of acceptance, unconditional,  but, in any event (assuming the Offer becomes or is declared unconditional), no later than 21 days after the end of the Offer Period.  However, there are certain exceptions to the above timetable for the issuing of consideration. Full details of when you will be issued your consideration are set out in Section 6 of Appendix 1 to the Bidder’s Statement.  6.10 Effect of an improvement in consideration on securityholders who have already accepted the Offer If BIP improves the consideration offered under its takeover bid, all Prime Securityholders, whether or not they have accepted the Offer before that improvement in consideration, will be entitled to the benefit of that improved consideration.  6.11 Lapse of Offer The Offer will lapse if the Offer conditions are not freed or fulfilled by the end of the Offer Period; in which case, all contracts resulting from acceptance of the Offer and all acceptances that have not resulted in binding contracts are void. In that situation, you will be free to deal with your Prime Securities as you see fit.  6.12 Compulsory acquisition BIP has indicated in Section 3.2 of its Bidder’s Statement that if it satisfies the required thresholds it intends to compulsorily acquire any outstanding Prime Securities.  BIP will be entitled to compulsorily acquire any Prime Securities in respect of which it has not received an acceptance of its Offer on the same terms as the Offer if, during or at the end of the Offer Period, BIP and its associates have a Relevant Interest in at least 90% (by number) of the Prime Securities.  If this threshold is met, BIP will have one month after the end of the Offer Period within which to give compulsory acquisition notices to Prime Securityholders who have not accepted the Offer. Prime Securityholders have statutory rights to challenge the compulsory acquisition, but a successful challenge will require the relevant securityholder to establish to the satisfaction of a court that the terms of the Offer do not represent ‘fair value’ for their Prime Securities. If compulsory acquisition occurs, Prime Securityholders who have their Prime Securities compulsorily acquired are likely to be issued their consideration approximately 5 to 6 weeks after the compulsory acquisition notices are dispatched to them.  It is also possible that BIP will, at some time after the end of the Offer Period, become the beneficial holder of 90% of the Shares. BIP would then have rights to compulsorily acquire Prime Securities not owned by it within 6 months of becoming the holder of 90%. The price for the compulsory acquisition under this procedure would have to be considered in a report of an independent expert.

Section 7. Directors’ interests 7.1 Interests and dealings in securities by Prime Directors (a) Interests in securities As at the date of this Target’s Statement, the Prime Directors had the following Relevant Interests in Prime Securities and BIP Interests:  Name of Director Number of Prime Securities held Number of BIP Interests held Jeffrey Blidner Nil 2,870 Leigh Hall, AM 28,061 Nil Hon. Dr David Hamill, AM 14,068 Nil Jeffrey Kendrew 4,479 Nil Brian Kingston Nil Nil Samuel Pollock Nil 33,663 James Sloman OAM 3,000 Nil Barry Upson Nil (holds 10,000 SPARCS)  Nil (b) Dealings in securities No Prime Director acquired or disposed of a Relevant Interest in any Prime Security or BIP Interest in the four month period ending on the date immediately before the date of this Target’s Statement.  7.2 BIP’s interests in Prime Securities As at the date of this Target’s Statement, Brookfield Infrastructure holds 140,378,791 Prime Securities through BIP IV, giving it 39.9% voting power in Prime. As a result of the Schemes, BIP and its associates’ would have 100% voting power in Prime. Accordingly, the maximum extent of the increase in BIP and its associates’ voting power in Prime that would result from the Schemes is 60.1%.  7.3 Benefits and agreements (a) Benefits in connection with retirement from office As a result of the Offer, no person has been or will be given any benefit (other than a benefit which can be given without member approval under the Corporations Act) in connection with the retirement of that person, or someone else, from a board or managerial office of Prime or Related Body Corporate of Prime.  (b) Agreements connected with or conditional on the Offer There are no agreements made between any Prime Director and any other person in connection with, or conditional upon, the outcome of the Offer other than in their capacity as a Prime Securityholder.  Mr Jeffrey Kendrew, the former CEO and Managing Director of Prime, remains a participant in Prime’s Long Term Incentive Plan in respect of entitlements that accrued prior to his resignation as Managing Director. Following the delisting of Prime, if the Offer results in BIP achieving 100% ownership of Prime, Mr Kendrew may receive a payment from Brookfield of up to $277,577 under the terms of the plan, in lieu of his accrued entitlements.  (c) Benefits from BIP None of the Prime Directors has agreed to receive, or is entitled to receive, any benefit from BIP which is conditional on, or is related to, the Offer, other than in their capacity as Prime Securityholder.  (d) Interests of Prime Directors in contracts with BIP None of the Prime Directors has any interest in any contract entered into by BIP, other than in their capacity as a Prime Securityholder, or in the case of the Brookfield Prime Directors, in their capacity as an employee of Brookfield.

Section 8. Taxation consequences See overleaf.

PRIME INFRASTRUCTURE SECTION 8 Taxation consequences 27 September 2010 The Directors Prime Infrastructure Employment Pty Ltd Level 26 135 King Street SYDNEY NSW 2000 The Directors Prime Infrastructure Holdings Limited Level 26 135 King Street SYDNEY NSW 2000 The Directors Prime Infrastructure RE Ltd as Responsible Entity for the Prime Infrastructure Trust Level 26 135 King Street SYDNEY NSW 2000 The Directors Prime Infrastructure RE Ltd as Responsible Entity for the Prime Infrastructure Trust 2 Level 26 135 King Street SYDNEY NSW 2000 Dear Directors Independent Income Tax Opinion We have been engaged by Prime Infrastructure Employment Pty Ltd (PIE) to prepare this Independent Tax Opinion (Opinion) for inclusion in the Target’s Statement in relation to the Takeover Bid by Brookfield Infrastructure Partners L.P. (BIP) for Prime Infrastructure Holdings Ltd (PIHL), Prime Infrastructure Trust (PIT) and Prime Infrastructure Trust 2 (PIT2) (together ‘Prime’). In preparing this Opinion, we have acted in accordance with the instructions and information provided to us by PIE, and we have not received any instructions or information directly from Prime. Reliance on this Opinion has been provided to Prime pursuant to a reliance letter dated 21 September 2010 and on this basis we have agreed to address this Opinion to both PIE and Prime. This Opinion may not be used by any other party or relied upon by any other party without our prior written consent.  We have been requested to provide our Opinion regarding certain income tax matters relating to certain components of the Offer for holders of Securities in Prime (Securityholders).  In this Opinion, capitalised terms have the meanings set out in the glossary to the Target’s Statement, except where otherwise indicated.  Liability limited by a scheme approved under Professional Standards Legislation

Scope of Opinion Our advice is general in nature and the individual circumstances of each Securityholder may affect the taxation implications of the Offer to that Securityholder. This Opinion and the information contained in it, is not, and is not intended to be, taxation advice to any particular Securityholder. Securityholders should seek appropriate independent professional advice that considers the taxation implications in respect of their own specific circumstances. We disclaim all liability to any Securityholder or other party for all costs, loss, damage and liability that the Securityholder or other party may suffer or incur arising from or relating to or in any way connected with (a) the contents of our Opinion or (b) the provision of our Opinion to the Securityholder or other party or (c) the reliance on our Opinion by the Securityholder or other party.  We provide our Opinion on the basis that the underlying assumptions are fair and reasonable and the representations made to us by the Directors of PIE are correct.  The Opinion set out below is primarily intended for Securityholders investing on capital account. Different outcomes will potentially arise for Securityholders who are investing on revenue account. We recommend that those Securityholders seek professional taxation advice in relation to the Offer.  The summary of the Australian income tax implications set out below is based on established judicial and administrative interpretations of the Income Tax Assessment Act 1997 (Cth) (the 1997 Act), the Income Tax Assessment Act 1936 (Cth) (the 1936 Act) and the Taxation Administration Act 1953 (Cth) (the Administration Act) as at the date of this Opinion. Whilst we have had regard to proposed changes to tax law to the extent possible in the preparation of this Opinion, we do not undertake to update our Opinion in respect of any future changes to the tax law.  Taxation is only one of the matters that must be considered when making a decision on a financial product. Ernst & Young is not licensed to provide financial product advice under the Corporations Act. Under the Corporations Act, this advice is not required to be provided to you by the holder of an Australian Financial Services Licence. You should consider taking advice from the holder of an Australian Financial Services Licence before making a decision on a financial product.  This opinion does not consider the specific implications relevant to US Investors investing in Prime. Those Investors should seek independent US tax advice in relation to this investment. This opinion also does not consider US or Canadian tax implications in relation to BIP Interests held or disposed of by any Securityholder.  The Offer The terms of the Offer are as set out in the Bidder’s Statement of BIP.  For a Securityholder (other than an Ineligible Foreign Securityholder) at the date of this Opinion, the Offer, which is subject to the proposed concurrent Schemes not proceeding, comprises an entitlement to receive as the consideration offered by BIP under the Offer, 0.24 BIP Interests for each Prime Security. Ineligible Foreign Securityholders will receive cash for their Prime Securities in lieu of the BIP Interests which they would otherwise have received.  The implications of entering into the Offer are discussed below.

Disposal of Prime Securities For Australian capital gains tax (CGT) purposes, each Security is considered to comprise separate assets, being a share in PIHL and units in PIT and PIT2. Therefore, under the Offer, Securityholders (except for Ineligible Foreign Securityholders) will dispose of each of their PIHL shares, PIT units and PIT2 units for BIP Interests. Ineligible Foreign Securityholders will receive cash under the Ineligible Foreign Securityholder Facility.  A prima facie capital gain should arise where the sale proceeds received exceed a Securityholder’s cost base in the relevant portion (being each share and each unit) of the Security. A capital loss should arise where the Securityholder’s reduced cost base of the relevant portion of the Security exceeds the sale proceeds.  The time that a CGT event occurs is when the contract is entered into or, if there is no contract, when the change of ownership occurs. Accordingly, the time of the CGT event for the Prime Securityholders should be the time that they accept the Offer.  On the basis that BIP and the Prime Securityholders are acting at arm’s length in relation to the disposal, where the Prime Securityholders receive BIP Interests, the proceeds should be the market value of the BIP Interests issued to the Securityholder. The market value of the BIP Interests may be determined by reference to the New York Stock Exchange (NYSE) / Toronto Stock Exchange (TSX) volume weighted average price (VWAP) of those Interests on the contract date. This amount should be converted to Australian dollars at the relevant spot rate on the date they accept the offer i.e. the contract date (which is the date that the Prime Securityholder accepts the Offer, and may be a date before the first day that the Prime Securityholder receives notice of holding BIP Interests). As a practical matter it should be sufficient to use the average exchange rate on the contract date. As the Security cannot be acquired or traded separately, a reasonable apportionment of the cost base, reduced cost base and sale proceeds between each share and unit will be required. Further details in respect of this apportionment are published on the Prime website.  Cost base adjustments may be required (and capital gains may arise) should a distribution representing a return of capital be paid by PIT or PIT2 or where a non-assessable distribution (e.g. a tax deferred distribution) is made by the relevant trust. Any such cost base reduction is triggered at the end of the income year in which the distribution is received, or where another CGT event occurs prior to that time (such as the disposal of the Securityholder’s Securities), the cost base reduction is triggered just before that other CGT event. If and when the sum of the tax deferred and capital distributions exceed the Securityholder’s cost base calculated just prior to the cost base reduction, a prima facie capital gain equal to the excess may arise. Any such prima facie capital gain may qualify for the CGT discount treatment (see below). Capital distributions and tax deferred distributions paid since November 2009 have been as follows: capital distribution on 25 November 2009 of $0.04 per Security; tax deferred distribution on 31 May 2010 of $0.075 per Security; and tax deferred distribution on 30 June 2010 quarter of $0.075 per Security.

Non-Residents Capital gains derived by a non-resident are generally only subject to income tax in Australia to the extent that they relate to relevant direct and indirect interests in taxable Australian property which includes interests in Australian real property. In the context of the Offer, where a non-resident Securityholder indirectly holds an interest in Australian real property through shares in a company or units in a trust, any capital gains may trigger a CGT liability. However, capital gains are not subject to tax in Australia where a non-resident Securityholder holds less than 10% of the interests in that company or trust at the time of the disposal, or has not held 10% or more of the interests for a period of 12 months at any time in the two years prior to disposal. As a result, a non-resident Securityholder who (together with its associates) holds less than a 10% interest in Prime at the relevant times should not be subject to Australian income tax resulting from any capital gain derived in relation to the disposal of Securities.  Based on the current assets and liabilities of Prime we consider that it is unlikely that the Prime Securities would currently constitute an interest in taxable Australian property. However, the analysis of whether the Prime Securities do constitute an interest in taxable Australian property must be undertaken at the time of a disposal of the Securities. Accordingly, non-resident Securityholders who (together with their associates) hold an interest of 10% or more in the Securities on issue over the relevant period should seek further independent advice in relation to these matters.  In certain circumstances a capital gain may be able to be discounted as discussed further below.  Discount of capital gain Provided the asset that gave rise to the capital gain was held for at least 12 months prior to the occurrence of the CGT event, any net capital gain realised by a Securityholder on that asset (e.g. if a sale were to occur) may qualify for discount capital gains tax treatment. No indexation is taken into account in calculating the net capital gain for these purposes. The discount is taken into account after applying any available capital losses against the capital gain eligible for the discount.  This treatment broadly only applies in respect of Securities held by Securityholders that are individuals, trustees of trusts, and trustees of superannuation funds. No such discount is available for corporate Securityholders.  Cost base of BIP Interests Where a Securityholder receives BIP Interests as consideration for entering into the Offer, the cost base or reduced cost base of the BIP Interests acquired is made up of a number of elements including the money paid or market value of property given to acquire the BIP Interests. That amount should be the market value of the Prime Securities exchanged for BIP Interests under the Offer (equal to the amount of the capital proceeds noted above under ‘Disposal of Prime Securities’) plus the incidental costs of acquisition and disposal of the Prime Securities (if any). On the basis that BIP and the Prime Securityholders are acting at arm’s length, the market value of the Prime Securities disposed of under the Offer should be the same as the market value of the BIP Interests received in exchange. The market value of the BIP Interests may be determined by reference to the NYSE / TSX VWAP of these shares on the contract date. The contract date for the BIP Interests for CGT purposes should be the date the Securityholder accepts the Offer.

Income tax implications of holding BIP Interests The income tax implications for Australian tax residents of holding BIP Interests are set out below.  Investment in BIP Income tax treatment of BIP BIP is a resident of Bermuda for income tax purposes and is a ‘publicly traded partnership’ on the New York Stock Exchange and Toronto Stock Exchange. Bermuda does not impose income taxes or withholding taxes. BIP should not be subject to income tax in Australia except in relation to any income sourced in Australia.  BIP should be a corporate limited partnership for Australian tax purposes and therefore should be treated as a company for Australian tax purposes. Securityholders’ interests in BIP should be treated as shares in a company.  We note that BIP may be a controlled foreign company for Australian tax purposes on the basis that Brookfield Asset Management Inc. (BAM) may be an associate of PIHL and BAM controls BIP pursuant to the terms of the BIP Partnership Agreement. Accordingly, foreign income earned by BIP may be attributed to an Australian taxpayer that has an associate inclusive control interest in BIP of at least 10% or if the Securityholder is an associate of BAM.  Whether any income may be attributable to a Securityholder is based on the individual circumstances of each Securityholder. Accordingly, any Securityholder who, together with their associates, holds a 10% or more interest in the BIP Interests or may be an associate of BAM should seek further independent advice in relation to these matters.  Australia’s Foreign Investment Fund (FIF) rules which apply to Australian residents with non-controlling shareholdings in foreign companies are being repealed and replaced. Exposure Draft legislation was released on 28 April 2010 for an anti-roll up fund rule (i.e. an anti-avoidance rule) that will apply to certain offshore investments if the legislation is passed based on its current drafting.  Distributions to Securityholders Securityholders will potentially receive distributions from BIP in future. Such distributions should be treated as dividends in the hands of Australian tax resident Securityholders on the basis that BIP is a corporate limited partnership and therefore treated as a company for Australian tax purposes.  The taxation treatment of a BIP dividend received by Securityholders will vary depending on the type of Securityholder and the nature of the distribution paid. Securityholders should seek further independent advice in relation to the nature of future distributions received from BIP.  Set out below is a summary of how different types of Australian tax resident Securityholders should treat a distribution received from BIP.

Australian tax resident individuals Dividends received by such Securityholders should be included in their Australian assessable income where they are paid out of profits of BIP. Securityholders should be entitled to an Australian foreign income tax offset against the Australian tax payable on assessable dividends for any foreign income tax withheld by BIP on future distributions. We note that Australian foreign income tax offsets will not be available for withholding taxes payable by BIP’s subsidiaries.    Where future distributions from BIP, in whole or in part, comprise a return of capital from BIP, generally, that component of the distribution should not constitute Australian assessable income and no foreign income tax offset would be available.    Securityholders should seek further independent advice in relation to their entitlement to Australian foreign income tax offsets to the extent foreign tax is withheld on BIP distributions.    Australian tax resident companies The taxation treatment of a dividend, paid out of profits, received by an Australian tax resident company is the same as that described above for an Australian tax resident individual. However, to the extent a Securityholder that is a company obtains a voting interest in BIP that amounts to at least 10% of the total voting power in BIP any dividends received by that Securityholder will be non-assessable non-exempt income.    Australian tax resident trusts The comments below relate to Australian tax resident beneficiaries who are not under a legal disability where those beneficiaries are presently entitled to income of an Australian resident trust. If the beneficiary is under a legal disability, we recommend those beneficiaries seek independent professional taxation advice.    Distributions in the form of dividend income paid out of profits should either be included in the trustee’s, or the beneficiary’s, assessable income, as the case may be. The tax treatment of the dividend then depends on the legal identity of the beneficiary as an individual, a company or a trust (refer to comments above).    Australian tax resident superannuation funds Dividends paid to an Australian tax resident superannuation fund should be included in the fund’s Australian assessable income where they are paid out of profits of BIP. Superannuation funds should be entitled to an Australian foreign income tax offset against the Australian tax payable on assessable dividends for any foreign income tax withheld by BIP on future distributions. We note that Australian foreign income tax offsets will not be available for withholding taxes payable by BIP’s subsidiaries.    Where future distributions from BIP, in whole or in part, comprise a return of capital from BIP, generally, that component of the distribution should not constitute Australian assessable income and no foreign income tax offset would be available.    Securityholders should seek further independent advice in relation to their entitlement to Australian foreign income tax offsets to the extent foreign tax is withheld on BIP distributions.

Australian CGT implications for Securityholders Disposal of BIP Interests In the event Securityholders subsequently dispose of the BIP Interests acquired under the Offer a prima facie capital gain should arise where the sale proceeds received exceed a Securityholders’ cost base in the BIP Interests. A capital loss should arise where the Securityholders’ reduced cost base of the relevant portion of the Interest exceeds the sale proceeds.    Discount of capital gain Provided the asset that gave rise to the capital gain was held for at least 12 months prior to the occurrence of the CGT event, any net capital gain realised by a Securityholder on that asset (e.g. if a sale were to occur) may qualify for discount capital gains tax treatment.    No indexation is taken into account in calculating the net capital gain for these purposes. The discount is taken into account after applying any available capital losses against the capital gain eligible for the discount.    This treatment broadly only applies in respect of Interests held by Securityholders that are individuals, trustees of trusts, and trustees of superannuation funds. No such discount is available for corporate Securityholders.    Where the CGT discount is available, individual Securityholders (either holding their Interests directly or indirectly through a trust) may reduce their net capital gain by 50%. For trustees (responsible entities) of superannuation funds, the net capital gain may be reduced by 331/3%.    Income tax implications of investing in Securities The income tax implications for Australian tax residents of investing in Securities are set out below. These implications will be relevant in the event that Securityholders do not accept the Offer by BIP and retain Prime Securities. Each Security constitutes one share in PIHL, one unit in PIT and one unit in PIT2 that are stapled together (i.e. traded together). We note that there will be one market price for the Securities. However, for income tax purposes each share and each unit should, in our view, be considered separately.    Investment in PIHL Income tax treatment of PIHL The taxable income of PIHL and its wholly owned Australian tax resident subsidiary companies should be subject to income tax at the corporate tax rate (currently 30%).

Dividend distributions to Securityholders Securityholders will potentially receive dividend distributions from PIHL (albeit to date only trust distributions have been made by PIT).    Such dividends will either be franked (either fully or in part) or unfranked. PIHL should be able to frank dividends where it has available franking credits and satisfies the specific rules relating to franking distributions. Generally, franking credits are created through the payment of Australian corporate tax and the receipt of franked dividends.    A notice will be provided by PIHL advising Securityholders of the franked and unfranked components of any dividends paid.    The taxation treatment of a PIHL dividend received by Securityholders will vary depending on the type of Securityholder. Set out below is a summary of how different types of Australian tax resident Securityholders should treat a dividend received from PIHL.    Australian tax resident individuals Dividends received by such Securityholders should be included in their Australian assessable income, together with the amount of any franking credit attached to the dividend. A franking credit will be ‘attached’ to the dividend to the extent that the dividend received is franked. The franking credit attached to the dividend will generally — subject to certain holding period rules described below — be allowed as a credit against the tax payable on the Securityholder’s total taxable income (i.e. tax offset). In some circumstances, the tax offset may result in a tax refund being payable to the Securityholder.    Australian tax resident companies The taxation treatment of a dividend received by an Australian tax resident company is the same as that described above for an Australian tax resident individual. However, the tax offset generated from the franking credits received cannot give rise to a refund. However, in certain circumstances, the amount of the franking offset in excess of the tax payable by the company may be carried forward into future income years as a revenue loss. The amount of the revenue loss is calculated by dividing the excess franking offset by the corporate tax rate.    Australian tax resident trusts The comments below relate to Australian tax resident beneficiaries who are not under a legal disability. If the beneficiary is under a legal disability, we recommend those beneficiaries seek independent professional taxation advice.    Distributions in the form of dividend income should either be included in the trustee’s, or the beneficiary’s, assessable income, as the case may be. Distributions in the form of dividend income ultimately received by Australian tax resident beneficiaries of trusts (which are either fixed trusts of trusts in respect of which a Family Trust Election has been made) may be eligible for a tax offset equal to the beneficiary’s share of franking credits attached to the dividend income distributions. The tax treatment of the dividend then depends on the legal identity of the beneficiary as an individual, a company or a trust.    Special rules apply in respect to franked dividends paid to interposed trusts. We recommend that trustee’s seek advice from their professional adviser in this regard.

32 PRIME INFRASTRUCTURE SECTION 8 Taxation consequences [LOGO] Australian tax resident superannuation funds Superannuation funds receive full tax offsets (which can be offset against the fund’s tax liability) notwithstanding that part of the fund’s franked distribution income may be exempt. Excess offsets should be refundable.    45-day holding rule In certain circumstances, a Securityholder’s entitlement to the benefit of the franking credit tax offset may be denied where specific ‘holding period’ rules relating to the underlying investment in PIHL are not satisfied. The holding period rules broadly require the shareholder to hold the shares in respect of which a dividend has been paid, at risk, for a minimum period of 45 days during the relevant period. The application of those rules will depend on the specific Securityholder’s circumstances and are beyond the scope of this Opinion. However, as a general comment, these rules should not apply to long term Investments or to a Securityholder whose total entitlement to franking credits does not exceed $5,000 in relation to a year of income.    Non-Residents Dividends paid by an Australian Resident company to non-resident Securityholders should prima facie be subject to Australian dividend withholding tax at a rate of 30%. We note that this rate can be reduced under the terms of a relevant Double Tax Agreement.    However, no Australian dividend withholding tax should be payable to the extent that the dividend is franked.    Non-resident Securityholders should not otherwise be subject to Australian income tax on the dividend component of the distribution. That is, the dividend withholding tax is a final tax.    Investment in PIT and PIT2 Income tax treatment of PIT and PIT2 The commentary below is relevant to Securityholders that remain Securityholders in Prime Infrastructure after the Offer.    Under the general taxation rules relating to trusts, Australian tax resident beneficiaries are liable to taxation on that portion of the trust’s net (taxable) income to which they are presently entitled. Generally, if there is a portion of the net income of the trust to which no beneficiary is presently entitled, the Responsible Entity of the trust may be liable to taxation on that income at the highest individual marginal tax rate (currently 45%) plus the Medicare levy.    Given the terms of the Trust Deeds and the nature of PIT and PIT2 as unit trusts, it is expected that the Securityholders should, at the relevant times, be considered presently entitled to a relevant proportion of the net income (if any) of PIT and PIT2, respectively.

TARGET’S STATEMENT 33 SECTION Taxation consequences Consequently, in respect of Australian tax resident beneficiaries who are not under a legal disability, the Responsible Entity should not be liable to taxation in respect of any portion of the net income of PIT or PIT2. Rather, each Securityholder should include in its assessable income, for a relevant year of income, that portion of the net (taxable) income of PIT and PIT2 to which it is presently entitled for that same year of income. This is so even where a Securityholder receives a distribution of net income after the end of the year of income to which it is attributable.    We understand that the Responsible Entity of PIT and PIT2 should advise each Securityholder of the portion of the net income of PIT and PIT2 that the Securityholder is presently entitled to in respect of each year of income, after the end of each year of income.    It is noted for completeness that any tax losses generated by PIT and PIT2 must remain within each trust and cannot be distributed to Securityholders for application against their individual taxable income. Any such tax losses may be carried forward and applied to reduce any future taxable income of PIT or PIT2, subject to PIT or PIT2 satisfying the relevant loss carry forward requirements.    Taxation of PIT and PIT2 under corporate tax model In certain circumstances, specified unit trusts can be subject to tax broadly under a corporate tax model. In these circumstances, the Responsible Entity of the unit trust pays tax on the net income of the trust, rather than the beneficiaries. Divisions 6B and 6C of Part III of the 1936 Act provide the legislative mechanism for such treatment and are discussed below.    Division 6B Division 6B should only apply where PIT or PIT2 is classified as an ‘eligible unit trust’. That definition is satisfied where property or a business formerly owned by a company in which the Securityholder was a shareholder is transferred to a unit trust in which the Securityholder is correspondingly a unitholder, under a ‘prescribed arrangement’.    We do not believe such a prescribed arrangement exists, given our understanding of the way in which the investments of PIT and PIT2 are to be acquired. On this basis, we consider that Division 6B will not apply to PIT or PIT2.    In addition we note that as part of the 2010-11 Federal Budget the Australian Government announced plans to abolish Division 6B.    Division 6C Division 6C should only apply where a trust is, among other things, considered to be a ‘trading trust’. To be a trading trust in respect of a year of income, the trust must have, at any time during the income year, either:    carried on a ‘trading business’; or controlled, or been able to control, directly or indirectly the affairs or operations of another person in respect of the carrying on by the other person of a ‘trading business’.    A ‘trading business’ is defined as a business that does not consist wholly of an ‘eligible investment business’.

34 PRIME INFRASTRUCTURE SECTION 8 Taxation consequences An eligible investment business includes, among other things, investing in land primarily for the purpose of deriving rent, investing in units in a unit trust, investing in share capital and investing in secured or unsecured loans. We have reviewed the current operations of PIT and PIT2 and consider that all their activities should be considered to wholly constitute an eligible investment business.    A trust may also be a trading trust when it controls or is able to control the affairs or operations of another person in respect of the carrying on by the other person of a ‘trading business’. It is likely that the activities of PIHL would, at present, constitute a ‘trading business’. However, we understand that there should be no capacity for the Responsible Entity of PIT and PIT2 to control the activities of PIHL as contemplated in the definition of a ‘trading trust’.    On this basis, we consider that Division 6C should not apply to PIT or PIT2 in the ordinary course of events. However, we note that the requirements of Division 6C apply on a year-by-year basis and, accordingly, will need to be carefully monitored by the Responsible Entity.    Taxation of trust distributions Trust income assessed in the hands of a presently entitled beneficiary or trustee (Responsible Entity) retains the same character the income had when derived by the trust. Accordingly, where the trust’s net (taxable) income includes dividends and capital gains, this income (including any available franking credits) will flow through to the presently entitled beneficiaries (Securityholders).    Under the terms of the Trust Deeds, the Responsible Entity has the power to determine ‘Distributable Income’ and may also resolve to distribute capital to members on a pro rata basis.    For income tax purposes, a Securityholder should include in its assessable income, its share of the net income of PIT and PIT2 as determined for tax purposes, being the same proportion thereof as its proportionate share of the trust’s Distributable Income. The net income of PIT and PIT2 as determined for income tax purposes may be different to the amount that is determined to be Distributable Income by the Responsible Entity for the purposes of the Trust Deeds. Such differences commonly arise on account of different accounting and tax treatments of some amounts (e.g. differences between accounting and tax depreciation).    To the extent that the Distributable Income of PIT or PIT2 exceeds the net income for tax purposes, the excess (the non-assessable part), commonly referred to as a ‘tax deferred amount’, should prima facie not be included in the Securityholder’s assessable income. However, depending upon the nature of the non-assessable distribution, CGT implications may arise (as discussed below). We understand that the Responsible Entity will inform Securityholders of the tax deferred components of any amount distributed in accordance with customary industry practices in this regard.    Non-Residents As PIT and PIT2 should each be considered to be a ‘managed investment trust’, a non-resident Securityholder’s liability to tax, and its rate, depends on whether a distribution of the net (taxable) income of PIT or PIT2 constitutes a ‘fund payment’. A ‘fund payment’ is broadly any distribution out of the net (taxable) income of the trust, less:    dividends, interest or royalties (these are subject to separate Australian withholding tax rules);    income from non-Australian sources; and

TARGET’S STATEMENT 35 SECTION Taxation consequences capital gains on assets that are not taxable Australian real property, an ‘indirect Australian real property interest’ or an asset used in carrying on a business through an Australian permanent establishment.    Additionally, to constitute a ‘fund payment’, the trust must distribute that income during the income year to which the income relates or within 3 months of the year ending (unless otherwise agreed with the Commissioner of Taxation) and conform with certain notice requirements (which we understand are currently satisfied).    To the extent that the distribution constitutes a ‘fund payment’ a Securityholder will be liable to tax at the prescribed rate. If the Securityholder is a tax resident of an ‘information exchange country’, the rate is 7.5% for the year ended 30 June 2011 onwards. For Securityholders that are not resident of an information exchange country, the rate is 30%. The Responsible Entity will be liable to withhold this amount from the distribution to the Securityholder to satisfy the Securityholder’s liability.    The tax withheld from fund payments is a final tax which is not capable of being refunded or offset against other Australian tax liabilities.    To the extent PIT (or PIT2) has net (taxable) income for the year that is not subject to the withholding tax rules (i.e. that income does not relate to fund payments, interest, dividends or royalties), the relevant Responsible Entity will be liable to tax on that proportion of the net (taxable) income of the trust as derived from Australian sources. The Responsible Entity will pay tax at a rate of 30% in respect of corporate beneficiaries and the required marginal rates for individual beneficiaries. Non-resident Securityholders may also be liable to tax on these amounts. However, any such tax paid by the relevant Responsible Entity in these circumstances is available to the non-resident Securityholder to be applied as a credit against their Australian tax payable (if any) on that income. If the Australian tax payable by the non-resident Securityholder is less than the tax paid by the relevant Responsible Entity, the excess may be refundable to the non-resident Securityholder.    In addition, any CGT implications should only be applicable in certain circumstances as discussed below.    In summary, for non-resident Securityholders, a distribution made by PIT (or PIT2) should not generally be subject to any Australian withholding tax to the extent that the distribution is tax deferred and while PIT (or PIT2) is in a $nil net (taxable) income or net tax loss position for the relevant income year (as PIT currently is).    However, where PIT (or PIT2) has no net (taxable) income for the relevant income year and otherwise makes fully tax deferred distributions, an amount of Australian withholding tax may nonetheless be withheld by the Responsible Entity from distributions to non-resident Securityholders if either trust generates a profit in its trust income which includes certain classes of income (e.g. interest or royalties) for the relevant period.    We note that if withholding tax is required to be withheld a non-resident Securityholder should be deemed to have quoted a Tax File Number (TFN) to Prime such that no TFN withholding tax should be required.

36 PRIME INFRASTRUCTURE SECTION 8 Taxation consequences Indirect Value Shifting In the event that the Takeover Bid results in BIP owning 40% or more of the Prime Securities, certain transactions between the Prime entities may give rise to an Indirect Value Shift for income tax purposes. In particular, PIT and PIT2 have made loans to PIHL where interest is not charged. These loans may constitute an Indirect Value Shift as value may be considered to have been shifted from the lenders (e.g. PIT) to another of the Prime entities (e.g. PIHL). Leaving aside BIP, consequences of having an Indirect Value Shift should only arise for Prime Securityholders if both of the following occur:    BIP commences to hold 40% or more of the securities in Prime; and Prime has less than 300 Securityholders at the time of the value shift.    In the event that the Takeover Bid results in both of the above occurring, the Prime Securityholders may be required to:    reduce any losses they make on an ultimate disposal of units in PIT and PIT2 (to reflect the loss of value); and reduce any gains they make on an ultimate disposal of shares in PIHL (to reflect the increase in value).    The potential application of the indirect value shifting rules noted above should not adversely impact upon the consequences of such Securityholders receiving tax deferred distributions with consequential cost base adjustments, prior to disposal of their Prime Securities.    For completeness, whilst there may be an opportunity for an owner of Prime Securities to elect to reduce the tax cost base of their Prime Securities, rather than reduce losses and gains as noted above, we do not believe that is a practical option as it would require all ultimate owners of Prime Securities (tracing through BIP) to agree to apply that method.    *       *       *       *       *    Yours sincerely  Ernst & Young

TARGET'S STATEMENT 37

Section 9.

Additional information

9.1 Effect of the takeover on Prime's material contracts

A Prime change of control resulting from the Offer or the Schemes may trigger rights by third parties under contracts with Prime and its Affiliates. Prime is aware of a number of such provisions, but the only instance where the effect of triggering such provisions is considered material relates to the shareholder's agreement for Powerco.

Prime owns 42% of Powerco. The balance of 58% is owned by funds associated with QIC Limited (**QIC Parties**). Under the terms of the Powerco shareholders' agreement, the Offer would trigger a process whereby the consent of the QIC Parties would be required to the Prime change of control resulting from the Offer. The QIC Parties must act reasonably and in good faith and must provide their consent if, in their reasonable opinion, BIP satisfies certain criteria set out in the shareholders' agreement. If the QIC Parties are not so satisfied, the agreement sets out a process by which the QIC Parties have an option to purchase Prime's 42% interest at an agreed price, or in the absence of such agreement, at fair market value to be determined by an independent expert. Accordingly there is a risk that, should the QIC Parties determine BIP does not meet the criteria set out in the shareholders' agreement and a sale price is unable to be agreed, Prime may be forced to sell its 42% interest in Powerco at a price determined by an independent expert. The QIC Parties issued a notice to Prime informing it that they did not consider that BIP meets the criteria set out in the shareholders' agreement and that the change of control was not approved. Prime has reserved its rights to dispute the validity of this notice but in any event, Prime and the QIC Parties have agreed to a suspension of the change of control procedures, to allow the sale and purchase discussions referred to in Section 7.2(b)(3) of the Scheme Booklet to proceed.

There are also other circumstances in which Prime's 42% interest in Powerco could be sold, or Prime could acquire a further 8% interest, in the near term. Refer to Section 7.2(b)(3) of the Scheme Booklet for further detail.

9.2 Material litigation

Prime is involved in the following litigation or disputes which are material in the context of Prime and its subsidiaries taken as a whole:

- a dispute with the Western Australian Office of State Revenue regarding an assessment of stamp duty in the amount of A$71,345,520[1] arising from the acquisition of the WestNet Rail business in 2006. See Section 7.2(b)(5) of the Scheme Booklet for more details; and
- a dispute with a counterparty to WestNet Rail's relationship agreement pursuant to which it provides access to the narrow gauge rail infrastructure network owned by WestNet Rail (**Grain Lines**). That party has alleged that, pursuant to the agreement, certain closures of the Grain Lines would oblige WestNet Rail to pay it an amount of A$62 million. See Section 7.2(b)(6) of the Scheme Booklet for more details.

9.3 Substantial holders

The names of substantial Prime Securityholders who have notified Prime in accordance with Section 671B of the Corporations Act are set out below.

	Fully Paid		Partly Paid	
	2010 (number)	2010 (%)	2010 (number)	2010 (%)
Brookfield Asset Management Inc and its Controlled Entities	140,378,791	39.91	Nil	Nil
Franklin Resources, Inc. and its affiliates	50,597,247	14.38	Nil	Nil
The Capital Group Companies, Inc.	22,854,652	6.50	Nil	Nil

1. The assessment in respect of the 2006 acquisition of the ARG Group by WestNet WA Rail Pty Limited is in the amount of A$71.3 million. Prime's share of this amount is A$46.4 million. The balance of A$24.9 million was received from Queensland Rail under a contractual right of indemnity, as Queensland Rail was the acquirer of the ARG "above rail" business in 2006.

38 PRIME INFRASTRUCTURE SECTION 9 Additional Information 9.4 Consents The following persons have given and have not, before the time of lodgement of this Target’s Statement with ASIC, withdrawn their written consent to be named in this Target’s Statement in the form and context in which they are named:     Gresham as financial advisers to Prime;     Deloitte Touche Tohmatsu as the Investigating Accountants;     Grant Samuel as the Independent Expert;    Ernst & Young as taxation adviser;     Freehills as Australian legal adviser to Prime;     Link Market Services Limited as the Prime Registry;     BILP GP; and BAM.    This Target’s Statement contains statements made by, or statements said to be based on statements made by, Grant Samuel, the Independent Expert. Grant Samuel has consented to the inclusion of each statement it has made in the form and context in which the statements appear and has not withdrawn that consent at the date of this Target’s Statement.    This Target’s Statement contains statements made by, or statements said to be based on statements made by, Deloitte Touche Tohmatsu, the Investigating Accountants. Deloitte Touche Tohmatsu has consented to the inclusion of each statement it has made in the form and context in which the statements appear and has not withdrawn that consent at the date of this Target’s Statement.    This Target’s Statement contains statements made by, or statements said to be based on statements made by, Ernst & Young, as taxation adviser and in respect of its Independent Income Tax Opinion. Ernst & Young has consented to the inclusion of each statement it has made in the form and context in which the statements appear and has not withdrawn that consent at the date of this Target’s Statement.    As permitted by ASIC Class Order 03/635, this Target’s Statement may include or be accompanied by certain statements:     fairly representing a statement by an official person; or from a public official document or a published book, journal or comparable publication, where the statement was not made, or the document was not published, in connection with the Offer or BIP or Prime or any business, property or person the subject of the Bidder’s Statement or the Target’s Statement.    9.5 No other material information This Target’s Statement is required to include all the information that Prime Securityholders and their professional advisers would reasonably require to make an informed assessment whether to accept the Offer, but:    only to the extent to which it is reasonable for investors and their professional advisers to expect to find this information in this Target’s Statement; and only if the information is known to any director of Prime.    In deciding what information should be included, regard may be had to a number of matters, including matters that holders of Prime Securities may reasonably be expected to know, including because it is included in the Scheme Booklet (which accompanies this Target’s Statement) and the Bidder’s Statement (which also accompanies this Target’s Statement).    The directors of Prime are of the opinion that the information that Prime Securityholders and their professional advisers would reasonably require to make an informed assessment whether to accept the Offer is:    the information contained in the Scheme Booklet (including the information contained in the Independent Expert’s Report);     the information contained in the Bidder’s Statement (to the extent that the information is not inconsistent or superseded by information in this Target’s Statement);     the information contained in Prime’s releases to the ASX, and in the documents lodged by Prime with ASIC before the date of this Target’s Statement; and the information contained in this Target’s Statement.    The directors of Prime have assumed, for the purposes of preparing this Target’s Statement, that the information in the Bidder’s Statement is accurate (unless they have expressly indicated otherwise in this Target’s Statement). However, the directors of Prime do not take any responsibility for the contents of the Bidder’s Statement and are not to be taken as endorsing, in any way, any or all statements contained in it.    In deciding what information should be included in this Target’s Statement, the directors of Prime have had regard to:    the nature of the Prime Securities;    the matters that securityholders may reasonably be expected to know (see above);     the fact that certain matters may reasonably be expected to be known to securityholders’ professional advisers; and the time available to Prime to prepare this Target’s Statement.

Section 10.    Glossary 10.1 Definitions The meanings of the terms used in this Target’s Statement are set out below.    Term Meaning $, A$ or AUD Australian dollars.  AET&D the Australian Energy Transmission and Distribution portfolio of assets.  AET&D Holdings Prime AET&D Holdings No. 1 Pty Limited (ACN 125 830 631) (formerly known as BBI EPS Limited and in the process of being converted to a public company).  Affiliate a person is an “affiliate” of another person, if one is directly or indirectly controlled by that other person or if both are directly or indirectly controlled by another person and, in respect of BIP, includes a partnership or other fund or account which is managed by Brookfield or any of its Subsidiaries.     For the purposes of this definition only, “control” of a person means the right to:    (a) elect or appoint a majority of the directors (or persons or entities performing a similar function) of such person;    (b) the ability to otherwise exercise a majority of the voting rights in respect of that person; or (c) the ability to otherwise control the management of such person whether by virtue of the terms of its constitutional documents, contractual rights, or otherwise;    and “controlled” and “controlling” have a corresponding meaning.  AFFO has the meaning it is given in Section 4.3(a).  Annual General Meeting the annual general meeting of PIHL, PIT and PIT2.  ASIC Australian Securities and Investments Commission.  ASX ASX Limited (ACN 008 624 691) or Australian Securities Exchange, as appropriate.  BAM Brookfield Asset Management Inc.  Bidder’s Statement the bidder’s statement of BIP dated 27 September 2010.  BILP Brookfield Infrastructure L.P.  BILP GP Brookfield Infrastructure GP L.P., which serves as the general partner of BILP.  BIP or Brookfield Infrastructure Partners Brookfield Infrastructure Partners L.P.  BIP Cash Contribution capital of at least US$100 million and not exceeding US$300 million.  BIP General Partner Brookfield Infrastructure Partners Limited, a Bermudan exempted limited company, acting as general partner of BIP BIP Interest a limited partnership unit in BIP.  BIP IV BIP Bermuda Holdings IV Limited, a Bermuda exempt limited company (registration number 43696).  BIP Securityholder a registered holder of BIP Interests from time to time.  Brookfield BAM and its Affiliates other than BIP and BILP (but including the BIP General Partner and BILP GP).  Brookfield Entity BIP, BAM and each of their Affiliates.

Term Meaning Brookfield Infrastructure BIP, BILP and their Subsidiaries.  Brookfield Infrastructure Merged Group BIP, BILP and their Subsidiaries (which will include Prime and Prime’s Subsidiaries) following the acquisition of 100% of Prime.  Brookfield Prime Directors Prime Directors nominated for appointment to the Prime Board by Brookfield Infrastructure.  Business Day a day that is not a Saturday, Sunday, public holiday or bank holiday in Sydney, Australia.  CGT capital gains tax.  Company Scheme the scheme of arrangement under Part 5.1 of the Corporations Act, between PIHL and the Scheme Securityholders under which each Scheme Securityholder’s PIHL Shares will be transferred to BIP substantially in the form set out in Annexure D to the Scheme Booklet together with any amendment or modification made pursuant to section 411(6) of the Corporations Act.  Company Scheme Meeting the meeting of Prime Securityholders to be convened pursuant to an order of the Court in relation to the Company Scheme pursuant to section 411(1) of the Corporations Act, and includes any adjournment of such meeting.  Company Scheme Resolution the resolution to be put to Scheme Securityholders to approve the Company Scheme.  Competing Bid any proposal or transaction (whether by way of takeover bid (other than the Offer), scheme of arrangement (other than the Schemes), holder approved acquisition, capital reduction or share or asset purchase) and that, if completed, would mean:    (a) a person other than a Brookfield Entity would acquire a Relevant Interest in Prime Securities of greater than 20% or obtain Control of Prime; or (b) all or a material part of the business assets or undertaking of Prime, being more than 20% of Prime’s assets on a consolidated basis, is acquired by a person other than a Brookfield Entity.  Control has the meaning given in section 50AA of the Corporations Act, except that for the purposes of this definition BIP and BILP are to be regarded as a legal entity.  Controlled Entity in relation to an entity, another entity which is a Subsidiary of it, or which is Controlled by it excluding in the case of Prime, AET&D Holdings and its Subsidiaries and Prime CSC Holdings Pty Ltd (ACN 116 955 232) and its Subsidiaries.  Corporations Act the Corporations Act 2001 (Cth).  Court a court of competent jurisdiction under the Corporations Act.  CSC the Cross Sound Cable portfolio of assets.  DBCT the Dalrymple Bay Coal Terminal portfolio of assets.  EBITDA earnings before interest, taxes, depreciation, and amortisation.  Effective all of the following events taking place:    (a) in relation to the Company Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Company Scheme, but in any event at no time before an office copy of the order of the Court is lodged with ASIC;    (b) in relation to the PIT Trust Scheme, the PIT Supplemental Deed taking effect pursuant to section 601GC(2) of the Corporations Act; and (c) in relation to the PIT2 Trust Scheme, the PIT2 Supplemental Deed taking effect pursuant to section 601GC(2) of the Corporations Act.  Effective Date the date on which the Schemes become Effective.  Eligible Prime Securityholder a Scheme Securityholder who is not an Ineligible Foreign Securityholder.  Euroports the Euroports diversified portfolio of port concession businesses.  Excluded Securityholder any Prime Securityholder who is BIP, BIP IV or a Subsidiary of BIP or any Prime Securityholder who holds any Prime Securities on behalf of, or for the benefit of BIP, BIP IV or a Subsidiary of BIP or BILP.  FFO has the meaning it is given in Section 4.3(a).  Grant Samuel Grant Samuel & Associates Pty Limited (ACN 050 036 372).

Term Meaning IEG International Energy Group.  Implementation Deed the implementation deed dated 23 August 2010 between PIHL, PIRE, and BIP relating to the implementation of the Schemes.     A summary is set out in Section 9 of the Scheme Booklet.  Independent Expert Grant Samuel.  Independent Expert’s Report the report prepared by the Independent Expert dated 24 September 2010 set out in Annexure A to the Scheme Booklet (which accompanies this Target’s Statement).  Ineligible Foreign Securityholder a Prime Securityholder:    (a) whose address as shown in the Prime Registry is in any jurisdiction other than Australia and its external territories, New Zealand, Canada, the United States, United Kingdom or Hong Kong, unless BIP and PIHL determine otherwise in relation to the Prime Securityholder;    (b) whose address as shown in the Register is in the United Kingdom (or who BIP and PIHL have reasonable grounds to believe is holding the Prime Securities for the benefit of a person whose address is in the United Kingdom) but is not, in BIP’s and PIHL’s opinion, a person (i) to whom securities could be offered in the United Kingdom without requiring the publication of a prospectus under the Prospectus Rules made by the UK Financial Services Authority; and (ii) falling within one of the exemptions set out in the United Kingdom’s Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 such that a financial promotion could be sent to such a person without requiring it to be approved by an authorized person under section 21 of the United Kingdom’s Financial Services and Markets Act 2000; or (c) whose address as shown in the Register is in Hong Kong (or who BIP and PIHL has reasonable grounds to believe is holding the Scheme Securities for the benefit of a person whose address is in Hong Kong) but is not, in BIP’s and PIHL’s opinion, a professional investor for the purposes of the Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong), including under the Securities and Futures (Professional Investors) Rules.  Ineligible Foreign Securityholder Facility the cash-out facility in respect of Ineligible Foreign Securityholders described in Section 6 of the Bidder’s Statement, in respect of the Offer.  Ineligible Foreign Securityholder Facility VWAP Period in respect of the Ineligible Foreign Securityholder Facility for the Offer, a period of 20 trading days on the NYSE ending on the final day of the Offer Period.  Investigating Accountants Deloitte Touche Tohmatsu.  Investigating Accountants’ Report the report prepared by the Investigating Accountants dated 22 September 2010 set out in Annexure B of the Scheme Booklet.  Investment Company Act the U.S. Investment Company Act of 1940, as amended.  Judicial Advice means confirmation from the Court under section 63 of the Trustee Act 1925 (NSW) that PIRE would be justified in acting upon the Trust Scheme Resolutions in doing all things and taking all necessary steps to put the Trust Schemes into effect.  Liquidity Facility the voluntary liquidity sale facility described in Section 8.10(a) of the Scheme Booklet.  Listing Rules the Listing Rules of ASX.  Manager Brookfield Infrastructure Group Corporation and, unless the context otherwise requires, includes any other Affiliate of Brookfield that provides services to BIP pursuant to the Master Services Agreement or any other service agreement or arrangement.  Master Services Agreement the master management and administration agreement dated 4 December 2007 between amongst others, BIP, BILP and the Holding Entities.  Meeting each of the Scheme Meetings and the Annual General Meeting.  New BIP Interests BIP Interests to be issued to Prime Securityholders as consideration under the Offer.  NGPL Natural Gas Pipeline Company of America.  Nominee the person approved as nominee by ASIC under section 619(3) of the Corporations Act for the purposes of the Offer and which will act as nominee for the purposes of the Ineligible Foreign Securityholder Facility.  Notice of Status of Conditions BIP’s notice disclosing the status of the conditions to the Offer which is required to be given by section 630(3) of the Corporations Act.

Term Meaning NYSE the New York Stock Exchange.  NZ Bonds the first ranking secured bonds issued by PINNZ under the trust deed dated 17 October 2006.  Offer or BIP’s Offer the offer by BIP (acting through the BIP General Partner) for the Prime Securities, which offer is contained in Appendix 1 to the Bidder’s Statement.  Offer Conditions the conditions to which the Offer is subject, as set out in Appendix 2 to the Bidder’s Statement.  Offer Period the period during which the Offer will remain open for acceptance in accordance with Section 3 of Appendix 1 to the Bidder’s Statement.  Payment Date in relation to the Ineligible Foreign Securityholder Facility, the fifth Business Day after the date on which the New BIP Interests are issued under the Offer, or such later date not being more than eight Business Days after such date as BIP and Prime agree.  PD Ports BBI Port Acquisitions (UK) Limited, which is a leading diversified port services group.  PIHL Prime Infrastructure Holdings Limited (ABN 61 100 364 234).  PIHL Constitution the constitution of PIHL, as amended.  PIHL Share a fully paid ordinary share in PIHL.  PINNZ Prime Infrastructure Networks (New Zealand) Limited.  PIRE Prime Infrastructure RE Ltd (ABN 67 099 717 638), the responsible entity of PIT and PIT2.  PIT Prime Infrastructure Trust (ARSN 100 375 479).  PIT Constitution the trust deed that established PIT dated 29 April 2002, as amended.  PIT Supplemental Deed means a deed poll under which PIRE will amend the PIT Constitution in the form of Annexure F of the Scheme Booklet.  PIT Trust Scheme the arrangement, in accordance with Guidance Note 15, under which BIP acquires all of the PIT Units from each of the Scheme Securityholders facilitated by amendments to the PIT Constitution as set out in the PIT Supplemental Deed, subject to the requisite Prime Securityholder approval.  PIT Trust Scheme Meeting the meeting of Prime Securityholders convened by PIRE to consider the PIT Trust Scheme Resolutions, and includes any adjournment of that meeting.  PIT Trust Scheme Resolutions the resolutions of Prime Securityholders to approve the PIT Trust Scheme including:    (a) a resolution for the purposes of section 601GC(1) of the Corporations Act to approve amendments to the PIT Constitution as set out in the PIT Supplemental Deed; and (b) a resolution to approve the acquisition by BIP of all the Scheme Securities including for the purposes of Item 7 of Section 611 of the Corporations Act.  PIT Unit a fully paid ordinary unit in PIT.  PIT2 Prime Infrastructure Trust 2 (ARSN 108 288 204).  PIT2 Constitution the trust deed that established PIT2 dated 3 March 2004, as amended.  PIT2 Supplemental Deed means a deed poll under which PIRE will amend the PIT2 Constitution in the form of Annexure G of the Scheme Booklet.  PIT2 Trust Scheme the arrangement, in accordance with Guidance Note 15, under which BIP acquires all of the PIT2 Units from each of the Scheme Securityholders facilitated by amendments to the PIT2 Constitution as set out in the PIT2 Supplemental Deed, subject to the requisite Prime Securityholder approval.  PIT2 Trust Scheme Meeting the meeting of Prime Securityholders convened by PIRE pursuant to consider the PIT2 Trust Scheme Resolutions, and includes any adjournment of that meeting.  PIT2 Trust Scheme Resolutions the resolutions of Prime Securityholders to approve the PIT2 Trust Scheme including:    (a) a resolution for the purposes of section 601GC(1) of the Corporations Act to approve amendments to the PIT2 Constitution as set out in the PIT2 Supplemental Deed; and (b) a resolution to approve the acquisition by BIP of all the Scheme Securities including for the purposes of Item 7 of Section 611 of the Corporations Act.  PIT2 Unit a fully paid ordinary unit in PIT2.  Powerco Powerco NZ Holdings Limited.

Term Meaning Prime together PIHL, PIT and PIT2 (acting through their responsible entity PIRE), or any of them as the context requires.  Prime Board board of directors of PIRE (in its capacity as responsible entity of PIT and PIT2, or PIT, or PIT2, as applicable) and board of directors of PIHL.  Prime Director a director of PIHL and/or a director of PIRE.  Prime Group PIHL, PIT and PIT2 and each of their respective Controlled Entities.  Prime Registry Link Market Services Limited (ACN 083 214 537).  Prime Security a PIHL Share stapled to a PIT Unit and a PIT2 Unit, in accordance with the provisions of the Stapling Deed and the PIHL Constitution, the PIT Constitution and the PIT2 Constitution.  Prime Securityholder each person registered in the Register as a holder of Prime Securities.  Prospectus the Important Notices Section and Sections 5 to 7, 10, 11, 12.8 and 13 and Annexures B and C of the Scheme Booklet and any supplementary or replacement prospectus lodged with ASIC.  Recapitalisation the recapitalisation of Prime that occurred in November 2009 whereby BIP became a cornerstone investor in Prime when BIP IV acquired 39.9% of Prime Securities.  Register the securities register of Prime.  Related Bodies Corporate has the meaning given in the Corporations Act except that the term ‘subsidiary’ used in the Corporations Act has the meaning ascribed in ‘Subsidiary’ in this Section 10.1.  Relevant Interest has the same meaning as given by sections 608 and 609 of the Corporations Act.  Representatives of an entity include Related Bodies Corporate of that entity and each of the directors, officers, employees and legal and financial advisers of the entity or any of its Related Bodies Corporate.  Resolutions the Company Scheme Resolution, the PIT Trust Scheme Resolutions and the PIT2 Trust Scheme Resolutions.  Rights has the meaning given in Section 10 of the Bidder’s Statement.  Scheme each of:    (a) the Company Scheme; and (b) the Trust Schemes.  Scheme Booklet means the scheme booklet, dated 24 September 2010, relating to the Schemes, including all of the annexures to it, the Prospectus and the proxy form and election form which accompany that booklet, a copy of which accompanies this Target’s Statement.  Scheme Consideration the consideration to be provided to Scheme Securityholders under the terms of the Schemes for the transfer to BIP of their Scheme Securities, ascertained in accordance with clause 5.1 of the Company Scheme.  Scheme Meetings (a) the Company Scheme Meeting;    (b) the PIT Trust Scheme Meeting; and (c) the PIT2 Trust Scheme Meeting.  Scheme Record Date 7.00pm on the fifth Business Day following the Effective Date or such other date as Prime and BIP agree.  Scheme Security a Prime Security held by a Scheme Securityholder as at the Scheme Record Date.  Scheme Securityholder each person who is an Prime Securityholder (other than the Excluded Securityholder) at the Scheme Record Date.  SEC the United States Securities and Exchange Commission.  Second Court Date the day on which the Court:    (a) makes an order pursuant to section 411(4)(b) of the Corporations Act approving the Company Scheme; and (b) provides the Judicial Advice in respect of the Trust Schemes.  SPARCS Subordinated Prime Adjusting Reset Convertible Securities issued by PINNZ.  Stapling Deed the stapling deed between PIHL and PIRE as responsible entity of PIT and PIT2 dated 20 November 2009.

Term Meaning Subsidiary in relation to an entity, has the meaning given to it in the Corporations Act, but so that:    (a) an entity will also be deemed to be a ‘Subsidiary’ of an entity if that entity is required by the accounting standards to be consolidated with that entity;    (b) a trust may be a ‘Subsidiary’, for the purposes of which any units or other beneficial interests will be deemed shares;    (c) a corporation or trust may be a ‘Subsidiary’ of a trust if it would have been a Subsidiary if that trust were a corporation;    (d) in the case of Prime, AET&D Holdings and its Subsidiaries, and Prime CSC Holdings Pty Ltd (ACN 116 955 232) and its Subsidiaries, are excluded; or (e) a partnership which is a corporation within section 57A of the Corporations Act will be regarded as a body corporate for the purposes of Division 6 of Part 1.2 of the Corporations Act.  Superior Proposal a publicly announced Competing Bid that was not solicited, invited, facilitated, encourage or initiated by Prime or any of its Related Bodies Corporate or any of its Controlled Entities or any of their respective Representatives, which all of the Prime Directors (excluding the Brookfield Prime Directors), in good faith and acting reasonably, after consultation with Prime’s financial adviser and after receiving advice from reputable external counsel, determine is:    (a) reasonably capable of being completed on a timely basis taking into account all aspects of the Competing Bid; and (b) more favourable to Prime Securityholders, taken as a whole, than the Schemes or Offer, as applicable, taking into account all terms and conditions of the Competing Bid,     such that the Prime Directors would not satisfy what they consider to be their fiduciary and statutory duties were they to continue Sydney time the local time in Sydney, New South Wales, Australia.  Target’s Statement this document (including the attachments), being the statement of Prime under Part 6.5 Division 3 of the Corporations Act.  Tas Gas The Tasmanian Gas Networks portfolio of assets.  Trust Scheme Resolutions the PIT Trust Scheme Resolutions and the PIT2 Trust Scheme Resolutions.  Trust Schemes (a) the PIT Trust Scheme; and (b) the PIT2 Trust Scheme.  TSX TMX Group Inc. or, as the context requires, the market operated by it.  US$, USD or US dollars United States dollars.  U.S. GAAP the United States Generally Accepted Accounting Principles VWAP the volume weighted average price of the BIP Interests during the specified period excluding the effect of “special crossings”, any crossings prior to commencement of normal trading or during the after hours adjust phase, any overseas trades or the exercise of any options over BIP Interests.  WestNet Rail WestNet Rail Holdings No. 1 Pty Ltd.

10.2 Interpretation In this Target’s Statement:    (1) Other words and phrases have the same meaning (if any) given to them in the Corporations Act.    (2) Words of any gender include all genders.    (3) Words importing the singular include the plural and vice versa.    (4) An expression importing a person includes any company, partnership, joint venture, association, corporation or other body corporate and vice versa.    (5) A reference to a section, clause, attachment and schedule is a reference to a section of, clause of and an attachment and schedule to this Target’s Statement as relevant.    (6) A reference to any legislation includes all delegated legislation made under it and amendments, consolidations, replacements or re enactments of any of them.    (7) Headings and bold type are for convenience only and do not affect the interpretation of this Target’s Statement.     (8) A reference to time is a reference to Sydney time.    (9) A reference to dollars, $, A$, AUD, cents, ¢ and currency is a reference to the lawful currency of the Commonwealth of Australia.

Section 11.    Authorisation This Target’s Statement has been approved by a resolution passed by the directors of Prime. All Prime directors present and entitled to vote, voted in favour of that resolution.    Signed for and on behalf of Prime:        Chairman Hon Dr David Hamill, AM Prime Infrastructure Group 27 September 2010

CORPORATE DIRECTORY Prime Infrastructure Holdings Limited ABN 61 100 364 234 Prime Infrastructure RE Limited ABN 67 099 717 638 AFSL 219 673 as responsible entity of each of Prime Infrastructure Trust ARSN 100 375 479 Prime Infrastructure Trust 2 ARSN 108 288 204 Level 26, 135 King Street Sydney NSW 2000 Australia T +61 2 9692 2800 F +61 2 9692 2899 Directors The Hon. Dr David Hamill, AM (Independent,    Non-executive director, Chairman)(1)  Jeff Blidner (Deputy Chairman, Non-Executive Director)(1)   Brian Kingston (Managing Director)(2)   Leigh Hall, AM (Independent, Non-executive Director)(1)   Jeff Kendrew (Non-Executive Director)(1)   Sam Pollock (Non-executive Director)(1)   Jim Sloman (Independent, Non-executive Director)(1)   Barry Upson (Independent Non-executive Director)(1)    1. Directors of Prime Infrastructure Holdings Limited and Prime Infrastructure RE Limited.    2. Director of Prime Infrastructure Holdings Limited only.    Executive Brian Kingston (Managing Director)   Jonathon Sellar (Chief Financial Officer)  Michael Cummings (Chief Operating Officer — Energy Transmission & Distribution)   Russell Smith (Chief Operating Officer — Transport)   Michael Ryan (General Counsel and Company Secretary)    Management David Akers (Investor Relations Manager)   Andrew Gray (Group Financial Controller)   Chris McLean (Group Head of Tax)   Shanna Souter (Risk Manager)  Adriaan van Jaarsveldt (General Manager Regulation)   Anthony Vaughan (General Manager Asset Planning)   Dare Whalley (Group Treasurer)    Company Secretary Michael Ryan Securities Registry Link Market Services Limited Locked Bag A14 Sydney South NSW 1235 T: 1800 883 072 from within Australia T: +61 2 8280 7183 F: +61 2 9287 0303 E: registrars@linkmarketservices.com.au www.linkmarketservices.com.au Auditor Deloitte Touche Tohmatsu 225 George Street, Sydney NSW 2000 Australia T: +61 2 9322 7000 F: +61 2 9322 7001 Website Address www.primeinfrastructure.com Prime Information Line For further information, you can call the Prime Information Line between 8.30am and 5.30pm (Sydney time) Monday to Friday on 1800 267 994 (within Australia) or +61 2 8280 7616 (outside Australia).    If you are in any doubt about anything in this Target’s Statement, please contact your financial, legal, taxation or other professional adviser.    CORPORATE DIRECTORY Designed and produced by FCR.com.au

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